Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143569

PROSPECTUS

ARAMARK Corporation

Offer to Exchange

All Outstanding

8.50% Senior Notes due 2015 ($1,280,000,000 principal amount outstanding)

and All Outstanding Senior Floating Rate Notes due 2015

($500,000,000 principal amount outstanding) for 8.50% Senior Notes due 2015 and Senior Floating Rate Notes due 2015

which have been registered under the Securities Act of 1933

The Exchange Offer:

•    We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•    You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•    The exchange offer expires at 5:00 p.m., New York City time, on August 16, 2007, unless extended. We do not currently intend to extend the expiration date.

•    The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•    We will not receive any proceeds from the exchange offer.

The Exchange Notes:

•    The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

•    The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

Resales of the Exchange Notes:

•    The exchange notes may be sold in the over-the-counter-market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

See “ Risk Factors” beginning on page 20 for a discussion of certain risks that you should consider before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 18, 2007.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date.

i

Industry and market data

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on our management’s knowledge and experience in the markets in which we operate. These estimates have also been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. While we believe these sources are reliable, we have not verified the research by any independent source.

ii

Summary

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before participating in the exchange offer. You should carefully read this summary together with the entire prospectus, including the information presented under the section entitled “Risk factors.”

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “ARAMARK,” “we,” “our,” “us” and “the Company” and similar terms refer to ARAMARK Corporation, and its subsidiaries on a consolidated basis, which were acquired pursuant to the Transactions (as described below), and references to the “Issuer” refer to ARAMARK Corporation, the issuer of the outstanding notes and the exchange notes. Financial information identified in this prospectus as “pro forma” gives effect to the closing of the Transactions. Our fiscal year ends on the Friday nearest September 30 in each year. In this prospectus, when we refer to our fiscal years, we say “fiscal” and the year number, as in “fiscal 2006,” which refers to our fiscal year ended September 29, 2006. In addition, “client” refers to those businesses and other organizations which engage us to provide services. “Customers” refers to those consumers of our services, such as employees, students and patrons, to whom our clients provide us access.

Our company

We are a leader in professional services, providing award-winning food services, facilities management, and uniform and career apparel to clients such as universities and school districts, healthcare institutions, stadiums and arenas, businesses, and government departments and agencies around the world. We operate in two businesses: Food and Support Services (“FSS”) and Uniform and Career Apparel (“AUCA”). The FSS business provides food, hospitality and facility services. The AUCA business includes the rental, sale, cleaning and delivery of personalized uniform and career apparel. Through our expansive service offerings and geographic presence, our approximately 240,000 employees as of September 29, 2006 (including seasonal employees) currently serve thousands of clients and millions of customers in 18 countries around the world, providing services that are critical to the operations of our clients. Since fiscal 1995, we have grown sales from continuing operations at a compound annual growth rate of 8.8% while maintaining generally consistent operating margins. For fiscal 2006, we generated sales and operating income of $11.6 billion and $530.5 million, respectively.

Our broad range of services, diversified client base and high client retention rates have made us the largest FSS provider in North America and among the top three providers in most other countries where we operate, as well as the second largest uniform and career apparel provider in the United States. Our sales are highly diversified by client. Other than, collectively, a number of U.S. government agencies, no single client accounted for more than 2% of consolidated sales during any of the last five fiscal years. We have had an overall annual client retention rate of approximately 94% (measured by comparing management’s projected annual sales for each period with actual sales for such period) over the previous five fiscal years, which we believe reflects strong client satisfaction and leads to a stable and predictable sales base.

The following chart provides a brief overview of our business:

	Food and Support Services		Uniform and Career Apparel
	United States	International	Rental	Direct Marketing
Sales (Fiscal 2006)	$7,454 million	$2,547 million	$1,202 million	$418 million

Operating Income (Fiscal 2006)(1)	$398 million	$109 million	$134 million	$(44) million(2)

Services	Food, hospitality and facilities	Food, hospitality and facilities	Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other items	Direct marketing of personalized uniforms, career apparel and public safety equipment

Sectors	Education, healthcare, business and sports and entertainment	Principally business; operations are conducted in 17 countries, including the United Kingdom, Canada, Germany, Chile, Ireland, Spain, South Korea, Belgium, Mexico and China	Business, manufacturing, transportation and service industries	Business, public institutions and individuals

(1)	Excludes unallocated corporate expenses of $66.5 million.
(2)	Includes a charge of $46.3 million for goodwill impairment and adjustments to asset and liability carrying values in our AUCA—Direct Marketing segment related to our decision to exit the healthcare uniform sector.

Food and Support Services (“FSS”)

Our FSS business provides food, hospitality and facility services for colleges and universities, school districts, healthcare facilities, businesses, correctional institutions, sports, entertainment and recreational venues, conference and convention centers and national and state parks. At most of the locations where we operate, we are the exclusive provider of these services and are responsible for hiring, training and supervising substantially all of our personnel in addition to ordering, receiving, preparing and serving food and beverage items sold at those locations. Our facilities services capabilities are broad, and include plant operations and maintenance, custodial/housekeeping, energy management, clinical equipment maintenance, groundskeeping, capital project management and building commissioning. For fiscal 2006, our FSS business accounted for 86% of our consolidated sales.

We generally use two types of contracts in our FSS business: profit and loss (“P&L”) contracts and client interest contracts. These contracts differ in the amount of financial risk that we bear and, accordingly, the potential compensation, profits or fees we may receive. Under P&L contracts, we receive all of the sales from, and bear all of the expenses of, the provision of our services at a client location. Client interest contracts include management fee contracts, under which our clients reimburse our operating costs and pay us a management fee, which may be calculated as a fixed dollar amount or a percentage of sales or operating costs. For our client interest contracts, both our upside potential and downside risk are reduced compared to our P&L contracts. For fiscal 2006, approximately 74% of our FSS sales were derived from P&L contracts with the remaining 26% derived from client interest contracts. Generally, we prefer P&L contracts as these arrangements allow us more management flexibility and provide us with greater potential to grow our operating profits.

Our FSS business is divided into two segments—United States and International. FSS U.S. operations serve various sectors (education, healthcare, business, and sports and entertainment), while our FSS international operations predominantly service the business sector. The following table outlines our FSS sales by U.S. sector and the International segment for fiscal 2006:

2006
United States
Education	23.2%
Healthcare	13.3%
Business (including Corrections)	22.3%
Sports and Entertainment	15.7%
International	25.5%

Total	100%

FSS—U.S. segment. Our FSS U.S. segment is characterized by sector and client diversity and types of services offered. No individual client, other than, collectively, a number of U.S. government agencies, represented more than 2% of our consolidated sales during any of the last five fiscal years. Our FSS U.S. operations focus on serving clients in four principal sectors:

Education. We provide a wide range of food and facility support services at more than 1,000 colleges, universities, school systems and districts and private schools. We offer our education clients a single source provider for managed service solutions, including dining, catering, food service management, convenience-oriented retail operations, facilities maintenance, custodial, grounds, energy, construction management, capital project management and building commissioning.

Healthcare. We provide a wide range of non-clinical support services to approximately 1,000 healthcare and senior living facilities in North America. We offer healthcare organizations a single source provider for managed service solutions, including non-clinical patient food and nutrition services, retail food services, plant operations, environmental services, energy management, laundry and linen distribution, clinical equipment maintenance, strategic/technical services, supply chain management and central transportation.

Business. We specialize in offering a variety of dining services to businesses, particularly on-site restaurants, catering, vending and office coffee, convenience stores and executive dining rooms. We also provide facility management services to business and industry clients, which include the management of housekeeping, plant operations and maintenance, groundskeeping and other services. Our business clients include over 350 members of the S&P 500 and 45 members of the Fortune 50.

We provide correctional food services and operate commissaries, laundry facilities and property rooms and provide facilities management services for more than 500 state, county and municipal clients and in 2006, we served over 350 million meals at those client locations.

Sports and Entertainment. We provide concessions, suite catering, retail services, recreational and lodging services and facility management services at sports and entertainment facilities. We serve facilities that host 78 professional and college sports teams, including 45 teams in Major League Baseball, the National Basketball Association, the National Football League and the National Hockey League. Our sports and entertainment clients also include 39 convention and civic centers and 15 national and state parks. We also own 50% of SMG, a leader in providing outsourced management of public assembly facilities including arenas, stadiums and theaters, as well as convention centers. On May 11, 2007, we entered into an agreement to sell our interest in SMG. We completed this sale on June 14, 2007.

FSS—International segment. Our FSS International segment provides services that are similar to those provided to FSS clients in the United States. However, in this segment, our mix of clientele is weighted more towards business clients than the FSS U.S. segment. Our international services are currently provided in 17 countries outside the United States. Our largest international operations are in the United Kingdom, Canada, Germany, Chile, Ireland, Spain and Belgium, and in each of these countries we are one of the leading food service providers. We also have operations in Argentina, Mexico, South Korea, China and the Czech Republic.

We have provided food, hospitality and facility services at a number of international sporting events, including thirteen Olympic games since our first summer Olympics in Mexico City in 1968 and the FIFA World Cup, including the 2002 and 2006 World Cups. We have historically expanded our international operations to new countries through the acquisition of leading independent food service providers, with existing management maintaining an ownership interest in the operations for some post-acquisition period. Our most recent expansions were in Chile, China and Ireland. We also own 49.85% of AIM Services Co., Ltd., a leader in providing outsourced food services in Japan with revenues for its fiscal year ended March 31, 2006 of $1.0 billion.

Uniform and Career Apparel (“AUCA”)

Our AUCA business provides uniforms, career and image apparel, equipment, work clothes and accessories to meet the needs of clients in a wide range of industries in the United States, including manufacturing, transportation, construction, restaurants and hotels, public safety, healthcare and pharmaceutical and many others. We supply garments, other textile and paper products, public safety equipment and other accessories through rental and direct purchase programs to businesses, government agencies and individuals. For fiscal 2006, our AUCA business accounted for 14% of our consolidated sales. AUCA is organized into two segments: rental and direct marketing.

AUCA—Rental segment. AUCA’s Rental segment provides a full service employee uniform solution, including design, sourcing and manufacturing, delivery, cleaning and maintenance. We rent or lease uniforms, career and image apparel, work clothing, outerwear and other textile and related products to businesses in numerous industries throughout the United States. We also offer nongarment items and related services, as well as paper products and safety products. Our uniform rental business is the second largest in the United States. We provide these services through a national network of more than 2,800 pick-up and delivery routes from over 200 company facilities and cover over 180 of the top 200 metropolitan statistical areas in the United States. We manufacture a significant portion of our uniform inventory at our cutting and sewing plants in Mexico with the balance, along with other textile and related items, purchased from vendors around the world.

AUCA—Direct Marketing segment. Our Direct Marketing segment designs, sells and distributes personalized uniforms, rugged work clothing, outerwear, business casual apparel and footwear, public safety equipment and accessories through mail order catalogs, the Internet, telemarketing and field sales representatives. Our Direct Marketing segment serves to complement our higher margin Rental segment by enabling us to offer a full range of product offerings to our clients.

Industry overview

We operate in two principal businesses, both of which are highly fragmented and characterized by attractive industry conditions.

Food and Support Services

We believe based on management estimates that the total global addressable FSS business opportunity is $600.0 billion, split approximately evenly between food services and facility support. Of this, we believe only approximately 25% is currently outsourced, resulting in approximately $450.0 billion of additional opportunity for industry growth. The FSS business is highly fragmented, with the top five largest competitors capturing approximately $50.0 billion of the addressable business.

We expect that the demand for outsourced food and facility support services will continue to increase, driven by client preferences including: the desire to focus on their core businesses, the need to deliver a high level of customer satisfaction, the desire to reduce costs in comparison with self-administered programs, and the ability to obtain food and facility support services from a single provider.

Uniform and Career Apparel

Although we estimate the aggregate sales for the U.S. uniform and career apparel industry to be approximately $16.0 billion, we estimate the total U.S. business opportunity at $36.0 billion based on a potential addressable population of workers who could purchase or rent uniforms for work each day. This industry is both under-penetrated and highly fragmented with over 400 competitors and the two largest providers, including ARAMARK, representing only 26% of existing industry sales. Although the business is tied to the size of the U.S. labor force, demand continues to increase, driven by a number of factors including: a growing preference by employers to create corporate identity and brand awareness, an increased importance of employee identification for security reasons, employers requiring workers to wear specific uniforms for their safety and uniforms helping to enhance worker morale and promote teamwork.

Strengths

Consistent growth in sales and operating cash flows. Since fiscal 1995, we have grown sales from continuing operations at a compound annual growth rate of 8.8% while maintaining generally consistent operating margins. Our performance has been driven by high client retention rates, a strong focus on new client wins and the fact that approximately 52% of our sales come from non-cyclical sectors (education, healthcare, stadiums and arenas and correctional facilities). In addition, our company generates strong operating cash flow as a result of relatively low capital expenditures, net of asset disposals, representing approximately 2.3% of sales for fiscal 2006 and modest working capital requirements.

High client retention rates. We are focused on providing world-class experiences, environments and outcomes for our clients and customers by developing relationships based on service excellence, partnership and mutual understanding. As a result, we have had an overall annual client retention rate of approximately 94% over the previous five years for the FSS and AUCA—Rental businesses combined, and of our top twenty clients in each of FSS and AUCA in 2006, all except one have been clients since 2001.

Client and geographic diversity. We have a diverse geographic presence, serving thousands of clients and millions of customers in 18 countries around the world in our two FSS segments. We serve, among others, the facilities that host 78 professional and college sports teams, more than 1,000 colleges, universities, school systems and districts and private schools across the United States, approximately 1,000 healthcare and senior living facilities in North America, more than 500 correctional facilities, as well as over 350 members of the S&P 500 and 45 members of the Fortune 50.

In addition to the United States, we provide FSS services in 17 other countries, with our larger international operations including those in the United Kingdom, Canada, Germany, Chile, Ireland, Spain, South Korea, Belgium, Mexico and China. For fiscal 2006, international FSS sales were $2.5 billion representing 22% of overall sales, up over $1.5 billion since fiscal 2000, or an approximately 17% compound annual growth rate, and up $1.7 billion since fiscal 1995, or an approximately 11% compound annual growth rate. We continue to diversify our international operations, including through acquisitions, with 36% of fiscal 2006 international sales coming from outside the United Kingdom, Canada and Germany compared to 14% in fiscal 1995.

Our AUCA business serves a variety of businesses of different sizes and across several different industries. With clients in 45 states and one Canadian province, and over 200 service and distribution centers across the United States and two service centers in Ontario, Canada, the Rental segment has a broad, diverse client base with no client representing more than 2% of our AUCA sales during any of the last five fiscal years.

Leading position. We are the largest FSS provider in North America and among the top three providers in most of the countries where we operate, as well as the second largest uniform and career apparel provider in the United States.

Experienced management team with a track record of success. Our experienced management team has a track record of operational excellence. Our Chief Executive Officer, Joseph Neubauer, has been with us for 27 years, and our executive management team has an average of 12 years with ARAMARK and 14 years in the industry. Importantly, our management is experienced operating in a levered capital structure after our management-led leveraged buyout in 1984, ultimately achieving an investment grade rating from Moody’s Investors Service, Standard and Poor’s and Fitch Ratings.

Strong equity sponsorship. Our equity sponsors, GS Capital Partners, CCMP Capital Advisors, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus have over $70.0 billion in assets under management and are private equity investors with a strong track record of successful investments in the service industry.

Strategy

Maintain commitment to understanding customer preferences. Understanding the detailed food and beverage preferences of our customers is critical to our success. Through research and operational experience, we are able to tailor our service offerings to maintain and increase customer satisfaction, as we offer broad, retail-oriented food services.

Expand FSS presence in under-penetrated areas. In the FSS industry, we believe there is up to a $600.0 billion business opportunity and only approximately 25% of such opportunity is currently outsourced leaving ample room for future growth. Moreover, certain client sectors, such as healthcare, education and corrections, are particularly under-penetrated, with many large educational institutions and school districts, large healthcare facilities and correctional institutions still self-operating their internal food and facilities support services. With the growing client preference to focus on their core business, these three client sectors in particular represent attractive expansion opportunities for us.

Achieve greater participation with existing clients. We are committed to growing organically by achieving higher customer participation and spending levels within our existing FSS client base. Through our knowledge and understanding of our customers’ particular preferences, we plan to constantly improve and tailor our service offerings to attract more customers from the on-site population and increase per customer spending levels and frequency within our existing client accounts.

Improve our cross-selling capabilities. In our FSS segment, we currently provide food, facilities and clinical technology services at only 5% of the more than 1,000 healthcare facilities in which we operate, which represents a significant cross-selling opportunity. In our AUCA segment, there is a significant opportunity to increase our provision of ancillary services, such as sanitation tools and linens, to our existing uniform clients. In addition, we intend to increase our cross-selling efforts to provide uniform services to our FSS clients and vice versa.

Further expand internationally in FSS business. We currently operate FSS operations in 17 countries outside the United States and the countries in which we operate represent nearly 70% of the world’s GDP. By focusing on organic growth and end-customer preferences, making selective acquisitions, and taking advantage of under-penetrated opportunities in certain sectors in Europe, we believe that over time we have an opportunity to be one of the top three providers in a group of countries that together represent approximately 80% of the world’s GDP.

Penetrate “non-user” population in AUCA business. It is estimated that approximately 26 million workers in the United States are currently employed in job categories that have a high propensity to be in a uniform program, but are not participating. We believe that we can convert a portion of this opportunity over time to support our organic growth.

Company Information

We were incorporated in Delaware on February 17, 1959. We were formerly known as ARAMARK Services, Inc. and on March 30, 2007, we completed a merger with our direct parent, ARAMARK Corporation, and the combined entity assumed the name ARAMARK Corporation. Our principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, PA 19107, and our telephone number at that address is (215) 238-3000.

The Sponsors

GS Capital Partners

Since 1986, Goldman Sachs has raised thirteen private equity and mezzanine investment funds aggregating $56 billion of capital commitments. GS Capital Partners is the private equity vehicle through which The Goldman Sachs Group, Inc. conducts its privately negotiated corporate equity investment activities. GS Capital Partners is currently investing its GS Capital Partners VI fund. GS Capital Partners is a global private equity group with a focus on large, sophisticated business opportunities in which value can be created through leveraging the resources of Goldman Sachs.

CCMP Capital Advisors

A premier private equity firm, CCMP Capital Advisors, LLC and its predecessors have invested over $10 billion in over 375 buyout and growth equity transactions since 1984. The foundation of CCMP Capital’s investment approach is to leverage the combined strengths of its deep industry expertise and proprietary global network of relationships by focusing on five targeted industries (Consumer, Retail and Services; Energy; Healthcare Infrastructure; Industrials; and Media and Telecom). Through active management and its powerful value creation model, CCMP Capital’s team has established a reputation as a world-class investment partner.

Prior to forming CCMP Capital, the firm’s principals led the buyout and growth equity investment business of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. CCMP Capital follows the successful investment strategy its principals developed and implemented as members of JPMorgan Partners.

CCMP Capital is a registered investment adviser with the Commission.

J.P. Morgan Partners

J.P. Morgan Partners, LLC (“JPMP”) is a private equity division of JPMorgan Chase & Co., one of the largest financial institutions in the United States. JPMP has invested over $15 billion worldwide in consumer, media, energy, industrial, financial services, healthcare and technology companies since its inception in 1984.

As of August 1, 2006, the investment professionals of JPMP formed entities independent of JPMorgan Chase. The buyout and growth equity professionals formed CCMP Capital Advisors, LLC, which focuses exclusively on buyout and growth equity investments primarily in five targeted industry sectors in the U.S. and Europe. The venture team formed Panorama Capital, LLC, and continues to focus on technology and life sciences investments. CCMP Capital and Panorama continue to manage the JPMP investments pursuant to a management agreement with JPMorgan Chase & Co.

JPMP is a registered investment adviser with the Commission.

Thomas H. Lee Partners

Thomas H. Lee Partners, L.P. (“THL Partners”) is one of the oldest and most successful private equity investment firms in the United States. Since its founding in 1974, THL Partners has invested approximately $12 billion of equity capital in more than 100 businesses with an aggregate purchase price of more than $90 billion, completed over 200 add-on acquisitions for portfolio companies, and generated superior returns for its investors and partners. THL Partners identifies and acquires substantial ownership positions in large growth-oriented companies through acquisitions, recapitalizations and direct investments. The firm currently manages approximately $20 billion of committed capital. Notable transactions sponsored by the firm include Dunkin Brands, Michael Foods, Warner Music Group, General Nutrition Companies, Houghton Mifflin Company, Fisher Scientific International, Experian Information Solutions, TransWestern Holdings, Cott Corporation and Snapple Beverage.

Warburg Pincus

Warburg Pincus LLC (“Warburg Pincus”) has been a leading private equity investor since 1971. The firm currently has approximately $20 billion of assets under management and invests in a range of industries including consumer and retail, industrial, business services, healthcare, financial services, energy, real estate, technology, media and telecommunications. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. The firm has an active portfolio of more than 100 companies. Significant current and past investments include: Neiman Marcus, Knoll (NYSE: KNL), TransDigm (NYSE: TDG), Mattel (NYSE: MAT), Mellon Financial (NYSE: MEL), Neustar (NYSE: NSR), BEA Systems (NASDAQ: BEAS) and Coventry Health Care (NYSE: CVH). Since inception, Warburg Pincus has raised 12 private equity funds which have invested more than $26 billion in 570 companies in 30 countries.

Summary of the terms of the exchange offer

On January 26, 2007, we completed the private offering of the outstanding notes. In this prospectus, the term “outstanding notes” refers to the 8.50% Senior Notes due 2015 and the Senior Floating Rate Notes due 2015 all issued in the private offering. The term “exchange notes” refers to the 8.50% Senior Notes due 2015 and the Senior Floating Rate Notes due 2015, all as registered under the Securities Act of 1933, as amended (the “Securities Act”). The term “notes” refers to both the outstanding notes and the exchange notes.

General

In connection with the private offering, we entered into a registration rights agreement with J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets, Inc., Wachovia Capital Markets, LLC, Barclays Capital Inc., Calyon Securities (USA) Inc., NatCity Investments, Inc., HVB Capital Markets Inc., PNC Capital Markets, LLC, GE Capital Markets, Inc., Rabo Securities USA, Inc., Mitsubishi UFJ Securities International plc, Mizuho International plc, and Greenwich Capital Markets, Inc. (collectively, the “initial purchasers”), the initial purchasers of the outstanding notes, in which we and the guarantors agreed, among other things, to use our reasonable best efforts to complete the exchange offer for the outstanding notes within 240 days after the date of issuance of the outstanding notes.

You are entitled to exchange in the exchange offer your outstanding notes for exchange notes, which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	certain additional interest rate provisions are no longer applicable.

The exchange offer	We are offering to exchange up to:

•	$1,280,000,000 in principal amount of 8.50% Senior Notes due 2015, which have been registered under the Securities Act, for any and all outstanding Senior Notes due 2015; and

•	$500,000,000 in principal amount of Senior Floating Rate Notes due 2015, which have been registered under the Securities Act, for any and all outstanding Senior Floating Rate Notes due 2015.

You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Subject to the satisfaction or waiver of specified conditions, we will exchange the exchange notes for all respective outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Upon completion of the exchange offer, there may be no market for the outstanding notes and you may have difficulty selling them.

Resale

Based on interpretations by the staff of the Securities and Exchange Commission, or the “SEC”, set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, if:

(1)	you are acquiring the exchange notes in the ordinary course of your business;

(2)	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

(3)	you are not an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act; and

(4)	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of ARAMARK, then:

(1)	you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

(2)	in the absence of an exception from the position of the SEC stated in (1) above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the exchange notes that you receive in the exchange offer. See “Plan of distribution.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on August 16, 2007, unless extended by us. We do not currently intend to extend the expiration date of the exchange offer.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration date of the exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the exchange notes and the outstanding notes

Each exchange note will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding notes. The interest on the senior floating rate notes is payable on each February 1, May 1, August 1 and November 1, beginning May 1, 2007. The interest on the senior fixed rate notes is payable on each February 1 and August 1, beginning August 1, 2007. No interest will be paid on outstanding notes following their acceptance for exchange.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may assert or waive. See “The Exchange offer—Conditions to the exchange offer.”

Procedures for tendering outstanding notes

If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or “DTC”, and wish to participate in the exchange offer for the outstanding notes, you must comply with the Automated Tender Offer Program procedures of DTC.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

(1)	you are acquiring the exchange notes in the ordinary course of your business;

(2)	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

(3)	you are not an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act; and

(4)	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, you must represent to us that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of such exchange notes.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaged in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of the Issuer, then you cannot rely on the positions and interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

Special procedures for beneficial owners

If you are a beneficial owner of outstanding notes that are held in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact such person promptly and instruct such person to tender those outstanding notes on your behalf.

Guaranteed delivery procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal and any other documents required by the letter of transmittal or you cannot comply with the DTC procedures for book-entry transfer prior to the expiration date, then you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange offer—Guaranteed delivery procedures.”

Effect on holders of outstanding notes

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes that grants the holders of outstanding notes registration rights. By making the exchange offer, we will have fulfilled a covenant under the registration rights agreement. Accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement and we will not be obligated to pay additional interest as described in the registration rights agreement. See “Registration rights.”

To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequences of failure to exchange

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Material income tax considerations

The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States federal income tax consequences of the exchange offer.”

Use of proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offer.

Exchange agent	The Bank of New York, whose address and telephone number are set forth in the section captioned “The Exchange offer—Exchange agent” of this prospectus, is the exchange agent for the exchange offer.

Summary of the Terms of the Exchange Notes

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be governed by the same indenture under which the outstanding notes were issued and the exchange notes and the outstanding notes will constitute a single class and series of notes for all purposes under the indenture. The following summary is not intended to be a complete description of the terms of the notes. For a more detailed description of the notes, see “Description of senior notes.”

Issuer	ARAMARK Corporation.

Securities	$1,280,000,000 in principal amount of 8.50% senior fixed rate notes due 2015.

$500,000,000 in principal amount of senior floating rate notes due 2015.

Maturity date	The senior fixed rate notes and the senior floating rate notes each will mature on February 1, 2015.

Interest payment dates	Interest on the senior fixed rate notes is payable on February 1 and August 1 of each year, beginning on August 1, 2007.

Interest on the senior floating rate notes is payable on February 1, May 1, August 1 and November 1 of each year, beginning on May 1, 2007.

Interest rate and form of payment	The senior fixed rate notes bear interest at a rate of 8.50% per annum.

Interest on the senior floating rate notes accrues at a rate per annum, reset quarterly, equal to three-month LIBOR (as defined) plus 3.50%.

Interest on the notes accrued from January 26, 2007.

Guarantees

The notes are guaranteed on an unsecured senior basis by each of our wholly-owned domestic subsidiaries that guarantees our senior secured credit facilities. All of our domestic subsidiaries, other than our receivables finance subsidiary and certain immaterial subsidiaries, are guarantors of the notes.

Ranking	The outstanding notes are and the exchange notes will be senior unsecured obligations of the Issuer and:

•	rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes;

•

rank equal in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes, including our existing senior notes due 2012; and

•

be effectively subordinated to all of our existing and future secured debt (including obligations under our senior secured credit facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the senior notes.

Similarly, the senior note guarantees will be senior unsecured obligations of the guarantors and will:

•

rank senior in right of payment to all of the applicable guarantor’s existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes;

•

rank equal in right of payment to all of the applicable guarantor’s existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes; and

•

be effectively subordinated to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our senior secured credit facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the senior notes.

As of March 30, 2007, (1) the notes and related guarantees ranked effectively junior to approximately $4,188.7 million of senior secured indebtedness (including $54.7 million of payment obligations relating to capital lease obligations), (2) we had an additional $563.0 million of unutilized capacity under our revolving credit facility, and (3) the notes ranked equal in right of payment to our existing senior notes due 2012. In addition, $238.0 million of funding was outstanding under our $250.0 million receivables facility as of March 30, 2007.

Optional redemption

We may redeem some or all of the senior fixed rate notes at any time on or after February 1, 2011 and some or all of the senior floating rate notes at any time on or after February 1, 2009, in each case at the redemption prices set forth in this prospectus.

We may redeem some or all of the senior fixed rate notes prior to February 1, 2011 and some or all of the senior floating rate notes prior to February 1, 2009, in each case at a price equal to 100% of the principal amount of the notes redeemed plus the applicable “make-whole” premium as described in this prospectus.

We may also redeem up to 35% of the senior fixed rate notes at any time before February 1, 2010 and up to 35% of the senior floating rate notes at any time before February 1, 2009, in each case, at the redemption prices set forth in this prospectus using the proceeds of certain equity offerings.

Change of control and asset sales

If we experience specific kinds of changes of control, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. If we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. See “Description of senior notes—Repurchase at the option of Holders.”

Certain covenants	The indenture governing the senior notes restricts our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens;

•	sell assets;

•	enter into transactions with affiliates;

•	limit the ability of restricted subsidiaries to make payments to us;

•	enter into sale and leaseback transactions;

•	merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications described under the heading “Description of senior notes.”
The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market.

Use of proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. See “Use of proceeds.”

Risk factors

See “Risk factors” for a discussion of certain factors that you should carefully consider before deciding to participate in the exchange offer.

Summary historical and pro forma consolidated financial data

Set forth below is summary historical consolidated financial data and summary pro forma consolidated financial data of ARAMARK at the dates and for the periods indicated. The historical data for the fiscal years 2004, 2005 and 2006 have been derived from ARAMARK’s historical consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP. We derived the historical data for the six months ended March 31, 2006 and the periods ended January 26, 2007 and March 30, 2007 and the balance sheet data presented below at March 31, 2006 and March 30, 2007 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. These unaudited condensed consolidated financial statements include, in our opinion, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results for the periods covered. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary unaudited pro forma consolidated financial data for the year ended September 29, 2006 and six months ended March 30, 2007 have been prepared to give effect to the Transactions in the manner described in the section of this prospectus captioned “Unaudited pro forma condensed consolidated financial information” as if they had occurred on October 1, 2005 and September 30, 2006, respectively, in the case of the summary unaudited pro forma consolidated statement of income data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data are for informational purposes only and do not purport to represent what our results of operations actually would have been if the Transactions had occurred at any date, and such data do not purport to project the results of operations for any future period.

The summary historical and pro forma consolidated financial data should be read in conjunction with the sections captioned “The Transactions,” “Unaudited pro forma condensed consolidated financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of results of operations and financial condition” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Historical						Pro Forma
	Predecessor					Successor	Fiscal Year(1) 2006	Six Months Ended March 30, 2007
	Fiscal Year(1)			Six Months Ended March 31, 2006	September 30, 2006 through January 26, 2007	January 27, 2007 through March 30, 2007
(in millions)	2004	2005	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of income data:
Sales	$10,192.2	$10,963.4	$11,621.2	$5,755.4	$3,945.9	$2,145.6	$11,621.2	$6,091.5

Costs and expenses:
Cost of services provided(2)	9,222.3	9,921.8	10,537.5	5,222.0	3,587.0	1,932.5	10,538.8	5,519.9
Depreciation and amortization	298.0	320.1	339.3	165.5	116.4	79.2	453.8	231.5
Selling and general corporate expense(3)	134.4	141.3	178.9	85.7	173.9	25.2	172.5	85.3
Goodwill impairment(2)	—	—	35.0	—	—	—	35.0	—

Operating income	537.6	580.2	530.5	282.2	68.6	108.7	421.1	254.8
Interest and other financing costs, net(3)	122.4	127.0	139.9	69.2	48.7	104.0	537.6	272.2

Income/(loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	415.2	453.2	390.6	213.0	19.9	4.7	(116.5)	(17.4)
Provision/(benefit) for income taxes(4)	152.1	164.7	129.2	61.3	5.1	0.2	(66.5)	(10.9)

Income/(loss) from continuing operations before cumulative effect of change in accounting principle	263.1	288.5	261.4	151.7	14.8	4.5	$(50.0)	$(6.5)

Income from discontinued operations, net(5)	—	—	3.1	—	—	—
Cumulative effect of change in accounting principle, net(6)	—	—	(3.4)	—	—	—

Net income/(loss)	$263.1	$288.5	$261.1	$151.7	$14.8	$4.5

	Historical
	Predecessor					Successor
	Fiscal Year(1)			Six Months Ended March 31, 2006	September 30, 2006 through January 26, 2007	January 27, 2007 through March 30, 2007
(in millions)	2004	2005	2006
				(unaudited)	(unaudited)	(unaudited)
Statement of cash flows data:
Net cash provided by/(used in):
Operating activities from continuing operations	$517.6	$611.8	$585.8	$183.7	$(76.1)	$212.5
Investing activities from continuing operations	(439.4)	(365.9)	(396.5)	(136.3)	(139.9)	(6,144.1)
Financing activities from continuing operations	(77.3)	(235.1)	(197.7)	(47.5)	305.0	5,865.8

Other financial data:
Capital expenditures, net of disposals(7)	288.3	294.0	270.7	102.8	61.5	48.3

Balance sheet data (at period end):
Cash and cash equivalents	$45.3	$56.1	$47.7	$56.0		$70.8
Working capital(8)	(134.7)	(85.2)	(67.3)	41.4		71.5
Total assets	4,821.6	5,157.1	5,263.3	5,173.2		10,316.5
Total debt (including current portion of long term debt)	1,868.7	1,840.9	1,803.3	1,903.1		6,226.0
Total shareholders’ equity	1,149.7	1,325.5	1,521.6	1,413.8		1,426.0

(1)	Fiscal years 2004, 2005 and 2006 refer to the fiscal years ended October 1, 2004, September 30, 2005, and September 29, 2006, respectively. All periods presented are 52-week years.
(2)	During fiscal 2006, we recorded a charge of approximately $35.0 million to reflect goodwill impairment and additional charges of $11.3 million in cost of services provided to reflect inventory write-downs and severance accruals in the Uniform and Career Apparel—Direct Marketing segment. In addition, we adopted SFAS No. 123R, “Share-Based Payment,” during the first quarter of fiscal 2006 and recorded a charge of $16.0 million in cost of services provided related to the expensing of stock options for fiscal 2006. During the second quarter of fiscal 2005, we recorded a gain of $9.7 million from the sale of real estate by an equity affiliate, as well as charges of $7.4 million for exiting our West Africa business and severance. During fiscal 2004, we incurred a $10.0 million charge related to a management change.
(3)	During the Predecessor period from September 30, 2006 through January 26, 2007, the Company recorded costs of $112.1 million related to the Transaction. These costs, which are included in “Selling and general corporate expenses,” consist of $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units, and a charge of approximately $23.8 million related to change in control payments to certain executives. During the Successor period from January 27, 2007 through March 30, 2007, the Company recorded a charge of $12.8 million for the cost of obtaining a bridge financing facility, which is included in “Interest and Other Financing Costs, net.”
(4)	During fiscal 2006, we recorded a $14.9 million favorable income tax adjustment based on the settlement of certain open tax years.
(5)	In the third quarter of fiscal 2003, we completed the sale of ARAMARK Educational Resources (AER) to Knowledge Learning Corporation for approximately $250 million in cash. AER has been accounted for as a discontinued operation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” AER’s results of operations have been removed from the Company’s results of continuing operations for all periods presented. At the time of sale, certain accruals were established for liabilities expected pursuant to the indemnification provisions of the sale agreement. In the fourth quarter of fiscal 2006, the remaining accrual balances were adjusted to reflect current expectations, resulting in additional income from discontinued operations of $3.1 million, net of tax.
(6)	During fiscal 2006, we adopted the provisions of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” and recognized an after-tax charge of $3.4 million for the cumulative effect of the change in accounting principle. See note 7 to the audited consolidated financial statements of the Predecessor included elsewhere in this prospectus.
(7)	Capital expenditures, net of disposals represents purchases of property and equipment and client contract investments less disposals of property and equipment. For the fiscal years ended 2004, 2005 and 2006, the amount of disposals of property and equipment was $20.5 million, $21.6 million and $49.1 million, respectively; and for the periods ended March 31, 2006, January 26, 2007 and March 30, 2007 were $39.7 million, $20.1 million and $1.5 million, respectively.
(8)	Working capital represents accounts receivable, net, plus inventories, plus prepayments and other current assets, minus accounts payable, accrued payroll and related expenses, and other accrued expenses and current liabilities.

Risk factors

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before participating in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks related to the exchange offer

If you choose not to exchange your outstanding notes in the exchange offer, the transfer restrictions currently applicable to your outstanding notes will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—Summary of the terms of the exchange offer” and “Registration rights” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are new issues of securities for which there is no established public market. The initial purchasers have advised us that they intend to make a market in the exchange notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for any of the exchange notes may not develop or, if developed, it may not continue. Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for any of the exchange notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks related to our indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the notes.

We are highly leveraged. As of March 30, 2007, our indebtedness was $6,226.0 million, including the notes. We also had an additional $563.0 million available for borrowing under our revolving credit facility at that date. In addition, approximately $238.0 million of funding was outstanding under our receivables facility as of March 30, 2007. The following table shows our level of indebtedness and certain other information:

As of March 30, 2007
(in millions)
Senior secured revolving credit facility(1)	$20.6
Senior secured term loan facility(2)	4,104.9
Senior notes	1,780.0
Senior notes due 2012(3)	224.5
Other existing debt(4)	96.0

Total balance sheet debt	$6,226.0

(1)	Upon the closing of the Transactions, we entered into a $600.0 million revolving credit facility with a six-year maturity.
(2)	Upon the closing of the Transactions, we entered into a new $4,150.0 million term loan facility with a seven-year maturity, the full amount of which was borrowed on the closing date. In March 2007, we paid down $50.4 million of outstanding term loan principal. We also entered into a $250.0 million synthetic letter of credit facility. As of March 30, 2007, we had issued approximately $157.1 million in letters of credit under this facility.
(3)	Consists of $250.0 million aggregate principal amount of senior notes due 2012 recorded at $224.5 million on our balance sheet as of March 30, 2007 as a result of fair value adjustments related to purchase accounting. The discount of $25.5 million is being accreted as interest expense over the remaining period to maturity.
(4)	Consists of $54.7 million of capital lease obligations and $41.3 million of other indebtedness, consisting primarily of borrowings by our foreign subsidiaries.

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the notes;

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities and our receivables facility will be at variable rates of interest;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indenture governing the notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. Our pro forma interest expense for the twelve months ended September 29, 2006 would have been $537.6 million. At March 30, 2007, we had $4,125.5 million of funded debt under our senior secured credit agreement (the interest rate on

$2,680.0 million and £50.0 million of which has been fixed pursuant to interest rate swap agreements) in addition to $500.0 million of senior floating rate notes and $238.0 million outstanding under our receivables facility, which are based on a floating rate index. A 0.125% increase in these floating rates would increase annual interest expense by approximately $2.4 million.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit agreement and the indenture governing the notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock, make unscheduled payments on the notes, repurchase or redeem the notes or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

In addition, the senior secured revolving credit facility requires us to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under the senior secured credit agreement. Upon our failure to maintain compliance with these covenants that is not waived by the lenders under the revolving credit facility, the lenders under the senior secured credit facilities could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit under such facilities. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the senior secured credit agreement. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings, as well as our unsecured indebtedness, including the notes.

Risks related to our business

General

Unfavorable economic conditions and increased operating costs adversely affect our results of operations and financial condition.

Each of our business segments has been adversely affected by weaker economic conditions in the United States during the past several years, including with respect to manufacturing, technology and service industry clients. Layoffs and business downturns among our business clients have negatively affected our sales and operating results. A national or international economic downturn reduces demand for our services in each of our operating segments, which has resulted, and may in the future result, in the loss of business or increased pressure to contract for business on less favorable terms than our generally preferred terms. In addition, insolvency experienced by clients, especially larger clients, particularly in the non-profit healthcare and airline industries, could make it difficult for us to collect amounts we are owed and could result in the voiding of existing contracts. Similarly, financial distress or insolvency, if experienced by our key vendors and service providers such as insurance carriers, could significantly increase our costs. Any future terrorist attacks, and the national and global military, diplomatic and financial response to such attacks or other threats also may adversely affect our sales and operating results. Natural disasters also may affect our sales and operating results. For example, Hurricanes Katrina and Rita, which badly damaged the Gulf Coast of the United States in August and September of 2005,

impacted many of ARAMARK’s food service, facilities and uniform clients in Louisiana, Mississippi, Alabama and Texas. ARAMARK experienced lost and closed client locations, business disruptions and delays, the loss of inventory and other assets, and the effect of the temporary conversion of a number of ARAMARK client locations to provide food and shelter to those left homeless by the storms.

Our profitability can be adversely affected to the extent we are faced with cost increases for food, wages, other labor related expenses (including workers’ compensation, state unemployment insurance and healthcare costs), insurance, fuel, utilities, piece goods, clothing and equipment, especially to the extent we were unable to recover such increased costs through increases in the prices for our products and services, due to general economic conditions, competitive conditions, or both. For example, oil and natural gas prices have fluctuated significantly in the last several years. Substantial increases in the cost of fuel and utilities have historically resulted in substantial cost increases in our uniform services business, and to a lesser extent in our food and support services segment. We also have experienced recent increases in our food costs. While we believe a portion of these increases is attributable to rising fuel prices, we believe the increases also result from rising global food demand and the increased production of biofuels such as ethanol. In addition, food prices can fluctuate as a result of temporary changes in supply, including as a result of incidences of severe weather such as droughts, heavy rains and late freezes. Approximately 74% of our food and support services sales are from profit and loss contracts under which we have limited ability to pass on cost increases to our clients.

Our business may suffer if we are unable to hire and retain sufficient qualified personnel or if labor costs increase.

In the past, the United States has periodically experienced reduced levels of unemployment, which has created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level and skilled workers and managers, low levels of unemployment can compromise our ability in certain of our businesses to continue to provide quality service or compete for new business. From time to time, we have had difficulty in hiring and maintaining qualified management personnel, particularly at the entry management level. We will continue to have significant requirements to hire such personnel. Our success also depends to a substantial extent on the ability, experience and performance of our management, particularly our Chairman and Chief Executive Officer, Joseph Neubauer. We also regularly hire a large number of part-time workers, particularly in our food and support services segments. Any difficulty we may encounter in hiring such workers could result in significant increases in labor costs which could have a material adverse effect on our business, financial condition and results of operations. Competition for labor has resulted in wage increases in the past and future competition could substantially increase our labor costs. Due to the labor intensive nature of our businesses and the fact that 74% of our Food and Support Services segment’s sales are from profit and loss contracts under which we have limited ability to pass along cost increases, a shortage of labor or increases in wage levels in excess of normal levels could have a material adverse effect on our results of operations.

Our expansion strategy involves risks.

We may seek to acquire companies or interests in companies or enter into joint ventures that complement our business, and our inability to complete acquisitions, integrate acquired companies successfully or enter into joint ventures may render us less competitive. We may be evaluating acquisitions or engaging in acquisition negotiations at any given time. We cannot be sure that we will be able to continue to identify acquisition candidates or joint venture partners on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisitions will actually be realized. Likewise, we cannot be sure that we will be able to obtain necessary financing for acquisitions. Such financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. The amount of such debt financing for acquisitions could be significant and the terms of such debt instruments could be more restrictive than our current covenants. In addition, our ability to control the planning and operations of our joint ventures and other less than majority owned affiliates may be subject to numerous restrictions imposed by the joint venture agreements and majority shareholders. Our joint venture partners may also have interests which differ from ours.

The process of integrating acquired operations into our existing operations may result in operating, contract and supply chain difficulties, such as the failure to retain clients or management personnel and problems coordinating technology and supply chain arrangements. Also, in connection with any acquisition, we could fail to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator in spite of any investigation we make prior to the acquisition. In addition, labor laws in certain countries may require us to retain more employees than would otherwise be optimal from entities we acquire. Such difficulties may divert significant financial, operational and managerial resources from our existing operations, and make it more difficult to achieve our operating and strategic objectives. The diversion of management attention, particularly in a difficult operating environment, may affect our sales. Similarly, our business depends on effective information technology systems and implementation delays or poor execution of the integration of different information technology systems could disrupt our operations and increase costs. Possible future acquisitions could result in the incurrence of additional debt and related interest expense or contingent liabilities and amortization expenses related to intangible assets, which could have a material adverse effect on our financial condition, operating results and/or cash flow. In addition, goodwill resulting from business combinations represents a significant portion of our assets. If the goodwill were deemed to be impaired, we would need to take a charge to earnings to write down the goodwill to its fair value.

If we fail to comply with requirements imposed by applicable law or other governmental regulations, we could become subject to lawsuits and other liabilities and restrictions on our operations that could significantly and adversely affect our business.

We are subject to governmental regulation at the federal, state, national, provincial and local levels in many areas of our business, such as food safety and sanitation, the sale of alcoholic beverages, minimum wage, overtime, wage payment, wage and hour and employment discrimination, human health and safety, federal motor carrier safety, environmental protection, the import and export of goods and customs regulations and the services we provide in connection with governmentally funded entitlement programs.

From time to time, both federal and state governmental agencies have conducted audits of our billing practices as part of investigations of providers of services under governmental contracts, or otherwise. We also receive requests for information from governmental agencies in connection with these audits. While we attempt to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company which is cooperating in the investigation.

If we fail to comply with applicable laws and regulations, including with respect to the export matters related to the Galls division described above, we may be subject to criminal sanctions or civil remedies, including fines, injunctions, prohibitions on exporting, seizures or debarments from government contracts. The cost of compliance or the consequences of non-compliance, including debarments, could have a material adverse effect on our business and results of operations. In addition, governmental units may make changes in the regulatory frameworks within which we operate that may require either the corporation as a whole or individual businesses to incur substantial increases in costs in order to comply with such laws and regulations.

Changes in or new interpretations of the governmental regulatory framework may affect our contract terms and may reduce our sales or profits.

A portion of our sales, estimated to be approximately 15% in fiscal 2006, is derived from business with U.S. federal, state and local governments and agencies. Changes or new interpretations in, or changes in the enforcement of, the statutory or regulatory framework applicable to services provided under governmental contracts or bidding procedures, particularly by our food and support services businesses, could result in fewer new contracts or contract renewals, modifications to the methods we apply to price government contracts, or in contract terms of shorter duration than we have historically experienced, any of which could result in lower sales or profits than we have historically achieved, which could have an adverse effect on our results of operations.

Our failure to retain our current clients and renew our existing client contracts could adversely affect our business.

Our success depends on our ability to retain our current clients and renew our existing client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We cannot assure you that we will be able to renew existing client contracts at the same or higher rates or that our current clients will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have a material adverse effect on our business and results of operations.

We may be adversely affected if customers reduce their outsourcing or use of preferred vendors.

Our business and growth strategies depend in large part on the continuation of a current trend toward outsourcing services. Customers will outsource if they perceive that outsourcing may provide higher quality services at a lower overall cost and permit them to focus on their core business activities. We cannot be certain that this trend will continue or not be reversed or that customers that have outsourced functions will not decide to perform these functions themselves. In addition, labor unions representing employees of some of our current and prospective customers have occasionally opposed the outsourcing trend to the extent that they believed that current union jobs for their memberships might be lost. In these cases, unions typically seek to ensure that jobs that are outsourced continue to be unionized and thus, the unions seek to direct to union employees the performance of the types of services we offer. We have also identified a trend among some of our customers toward the retention of a limited number of preferred vendors to provide all or a large part of their required services. We cannot be certain that this trend will continue or not be reversed or, if it does continue, that we will be selected and retained as a preferred vendor to provide these services. Unfavorable developments with respect to either of these trends could have a material adverse effect on our business and results of operations.

Our international business results are influenced by currency fluctuations and other risks that could have an effect on our results of operations and financial condition.

A significant portion of our sales is derived from international business. During fiscal 2006, approximately 22% of our sales were generated outside the United States. We currently have a presence in 17 countries outside of the United States with approximately 75,000 personnel. The operating results of our international subsidiaries are translated into U.S. dollars and such results are affected by movements in foreign currencies relative to the U.S. dollar. Our international operations are also subject to other risks, including the requirement to comply with changing and conflicting national and local regulatory requirements; potential difficulties in staffing and labor disputes; differing local labor laws; managing and obtaining support and distribution for local operations; credit risk or financial condition of local customers; potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding, VAT and other taxes on remittances and other payments by subsidiaries; foreign exchange controls; and local political and social conditions. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations. We intend to continue to develop our business in emerging countries over the long term. Emerging international operations present several additional risks, including greater fluctuation in currencies relative to the U.S. dollar; economic and governmental instability; civil disturbances; volatility in gross domestic production; Foreign Corrupt Practice Act compliance issues; and nationalization and expropriation of private assets.

Our operations are seasonal and quarter to quarter comparisons may not be a good indicator of our performance.

In the first and second fiscal quarters, within the Food and Support Services—U.S. segment, there historically has been a lower level of sales at the historically higher margin sports, entertainment and recreational food service operations, which is partly offset by increased activity in the educational sector. In the third and fourth fiscal quarters, there historically has been a significant increase in sales at sports, entertainment and recreational accounts, which is partially offset by the effect of summer recess in the educational sector. The sales of WearGuard, one of our direct marketing companies, generally increase during the first quarter of the fiscal year because of the onset of colder weather in the northern tier of the United States, as well as the gift-giving holidays. For these reasons, a quarter-to-quarter comparison is not a good indication of our performance or how we will perform in the future.

Further unionization of our workforce may increase our costs.

Approximately 37,000 employees in our U.S. operations are represented by unions and covered by collective bargaining agreements. Certain unions representing employees in our U.S. Food and Support Services and Uniform and Career Apparel segments have begun a union campaign targeting us and the other major companies in our industry for increased representation of our workforce. We have always respected our employees’ right to unionize or not to unionize. However, the unionization of a significantly greater portion of our workforce could increase our overall costs at the affected locations and affect adversely our flexibility to run our business in the most efficient manner to remain competitive or acquire new business. In addition, any significant increase in the number of work stoppages at our various operations could affect adversely our business, financial condition or results of operations.

Environmental regulations may subject us to significant liability and limit our ability to grow.

We are subject to various federal, state and local laws and regulations, including the federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. For example, industrial laundries in our uniform rental segment use and must discharge wastewater containing detergents and other residues from the laundering of garments and other merchandise through publicly operated treatment works or sewer systems and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. In the course of our business, we settle, or contribute to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials. We may, in the future, be required to expend material amounts to rectify the consequences of any such disposal. Under federal and state environmental laws, as an owner or operator of real estate we may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from our owned or leased property, as well as related costs of investigation and property damage. Liability may be imposed upon us without regard to whether we knew of or were responsible for the presence of such hazardous or toxic substances. There can be no assurances that locations that we own, lease or otherwise operate or that we may acquire in the future have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits. In addition, such regulations may limit our ability to identify suitable sites for new or expanded plants. In connection with our operations and the operations of our predecessors or companies that we have acquired, hazardous or toxic substances may migrate from properties on which we operate or which were operated by our predecessors or companies we acquired to other properties. We may be subject to significant liabilities to the extent that human health is damaged or the value of such properties is diminished by such migration.

Our Sponsors control us and may have conflicts of interest with us or you in the future.

The Sponsor Funds indirectly own, through their ownership in our parent companies, a substantial portion of our capital stock on a fully-diluted basis, because of the Transactions. As a result, the Sponsors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether noteholders believe that any such transactions are in their own best interests. For example, the Sponsors could cause us to make acquisitions that increase the amount of indebtedness that is secured or to sell assets, which may impair our ability to make payments under the notes.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Sponsor Funds, or other funds controlled by or associated with the Sponsors, continue to own a significant amount of the outstanding shares of our ultimate parent company’s common stock, even if such amount is less than 50%, the Sponsors will continue to be able to strongly influence or effectively control our decisions.

Food and Support Services

Competition in our industry could adversely affect our results of operations.

There is significant competition in the food and support services business from local, regional, national and international companies, of varying sizes, many of which have substantial financial resources. Our ability to successfully compete depends on our ability to provide quality services at a reasonable price and to provide value to our customers. Certain of our competitors have been and may in the future be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. This has been observed particularly in our business and industry sector in recent years. Also, certain regional and local service providers may be better established than we are within a specific geographic region. In addition, existing or potential clients may elect to self operate their food service, eliminating the opportunity for us to serve them or compete for the account. While we have a significant international presence, should business sector clients require multi-national bidding, we may be placed at a competitive disadvantage because we may not be able to offer services in as many countries as some of our competitors.

Sales of sports, entertainment and recreational services would be adversely affected by a decline in attendance at client facilities or by a reduction or cessation of events.

The portion of our food and support services business which provides services in public facilities such as convention centers and tourist and recreational attractions is sensitive to an economic downturn, as expenditures to take vacations or hold or attend conventions are funded to a partial or total extent by discretionary income. A decrease in such discretionary income on the part of potential attendees at our clients’ facilities could result in a reduction in our sales. Further, because our exposure to the ultimate consumer of what we provide is limited by our dependence on our clients to attract customers to their facilities and events, our ability to respond to such a reduction in attendance, and therefore our sales, is limited. There are many factors that could reduce the numbers of events in a facility or attendance at an event, including labor disruptions involving sports leagues, poor performance by the teams playing in a facility and inclement weather, which would adversely affect sales and profits. For example, on September 17, 2004, the owners of the National Hockey League (“NHL”) teams locked out the NHL players and the 2004-2005 season was subsequently cancelled. The cancelled 2004-2005 season resulted in a loss of sales and reduced profits at the National Hockey League venues we service. In July 2005, the NHL and the NHL Players’ Association announced they had reached an agreement that became effective for the 2005-2006 season.

The pricing and cancellation terms of our food and support services contracts may constrain our ability to recover costs and to make a profit on our contracts.

The amount of risk that we bear and our profit potential vary depending on the type of contract under which we provide food and support services. We may be unable to fully recover costs on contracts that limit our ability to increase prices. In addition, we provide many of our services under contracts of indefinite term, which are subject to termination on short notice by either party without cause. Some of our profit and loss contracts contain minimum guaranteed remittances to our client regardless of our sales or profit at the facility involved. If sales do not exceed costs under a contract which contains minimum guaranteed commissions, we will bear any losses which are incurred, as well as the guaranteed commission. Generally, our contracts limit our ability to raise prices on the food, beverages and merchandise we sell within a particular facility without the client’s consent. In addition, some of our contracts exclude certain events or products from the scope of the contract, or give the client the right to modify the terms under which we may operate at certain events. The refusal by individual clients to permit the sale of some products at their venues, the imposition by clients of limits on prices which are not economically feasible for us, or decisions by clients to curtail their use of the services we provide could adversely affect our sales and results of operations.

Our business is contract intensive and may lead to client disputes.

Our business is contract intensive and we are parties to many contracts with clients all over the world. Our client interest contracts (which are described under “Business” in this prospectus), provide that client billings, and for some contracts the sharing of profits and losses, are based on our determinations of costs of service. Contract terms under which we base these determinations may be subject to differing interpretations which could result in disputes with our clients from time to time. Clients generally have the right to audit our contracts, and we periodically review our compliance with contract terms and provisions. If clients were to dispute our contract determinations, the resolution of such disputes in a manner adverse to our interests could negatively affect sales and operating results. While we do not believe any reviews, audits or other such matters would result in material adjustments, if a large number of our client arrangements were modified in response to any such matter, the effect could be materially adverse to our business or results of operations.

Claims of illness or injury associated with the service of food and beverage to the public could adversely affect us.

Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that we serve. In addition to decreasing our sales and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business. In addition, future food product recalls and health concerns may from time to time disrupt our business.

In fiscal 2006, one distributor provided approximately 53% of our food and non-food products in the United States and Canada, and if our relationship or their business were to be disrupted, we could experience disruptions to our operations and cost structure in such countries.

If our relationship with, or the business of, SYSCO, our main U.S. distributor of our food and non-food products were to be disrupted, we would have to arrange alternative distributors and our operations and cost structure could be adversely affected in the short term. Similarly, a sudden termination of the relationship with a significant provider in other geographic areas could in the short term adversely affect our ability to provide services and disrupt our customer relationships in such areas.

Governmental regulations relating to food and beverages may subject us to significant liability.

The regulations relating to each of our food and support service sectors are numerous and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including in some cases requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food- handling personnel are enforced primarily at the local public health department level. We cannot assure you that we are in full compliance with all applicable laws and regulations at all times or that we will be able to comply with any future laws and regulations. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance.

We serve alcoholic beverages at many facilities, and must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to the patron and/or third parties for the acts of the patron. Although we sponsor regular training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us. There can be no assurance that additional regulation in this area would not limit our activities in the future or significantly increase the cost of regulatory compliance. We must also obtain and comply with the terms of licenses in order to sell alcoholic beverages in the states in which we serve alcoholic beverages. Some of our contracts require us to pay liquidated damages during any period in which our liquor license for the facility is suspended, and most contracts are subject to termination if we lose our liquor license for the facility.

Uniform and Career Apparel

Competition in the uniform rental industry could adversely affect our results of operations.

We have a number of major national competitors in the uniform rental industry with significant financial resources. In addition, there are regional and local uniform suppliers whom we believe may have strong customer loyalty. While most customers focus primarily on quality of service, uniform rental also is a price-sensitive service and if existing or future competitors seek to gain customers or accounts by reducing prices, we may be required to lower prices, which would reduce our sales and profits. The uniform rental business requires investment capital for growth. Failure to maintain capital investment in this segment would put us at a competitive disadvantage. In addition, due to competition in our Direct Marketing segment, it has become increasingly important for us to source garments and other products overseas, particularly in Asia. To the extent we are not able to effectively source such products in Asia and gain the related cost savings, we may be at a further disadvantage in relation to some of our competitors.

Economic and business conditions affecting our customer base and our operating costs could negatively impact our sales and operating results.

We supply uniform services to the airline, hospitality, retail and manufacturing industries, among others, all of which have been subject to one or more of shifting employment levels, changes in worker productivity, uncertainty regarding the impacts of rehiring and a shift to offshore manufacturing. Economic hardship among our client base could cause some of our clients to restrict expenditures or even cease to conduct business, both of which could negatively affect our sales and operating results.

Our operations are exposed to fluctuations in garment and fuel prices. The cost of gasoline and natural gas has fluctuated significantly in the United States in the last several years. To the extent we are not able to mitigate or pass on our increased costs to customers—for fuel expenses or any other of our costs that may increase—our operating results may be negatively affected.

Risks related to the notes

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior secured credit agreement and the indenture governing the notes restricts our ability to dispose of assets, use the proceeds from any disposition of assets and to refinance our indebtedness. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Repayment of our debt, including each series of notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including each series of notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including each series of notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Your right to receive payments on each series of notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the outstanding notes and the exchange notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our senior secured credit facilities and each guarantor’s obligations under their respective guarantees of the senior secured credit facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of most of our wholly-owned U.S. subsidiaries and the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit agreement, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes offered hereby at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of other indebtedness.”

As of March 30, 2007, we had $4,188.7 million of senior secured indebtedness, most of which was indebtedness under our senior secured credit facilities and which does not include availability of $563.0 million under our revolving credit facility. In addition, $238.0 million of funding was outstanding under our receivables facility. The indenture governing the notes permits us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness.

See Note 16 to the Consolidated Financial Statements and Note 17 to the Condensed Consolidated Financial Statements, both included elsewhere in this prospectus, for financial information related to our non-guarantor subsidiaries.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries and some of our U.S. subsidiaries because they did not guarantee the notes.

The notes are not guaranteed by any of our non-U.S. subsidiaries, our receivables subsidiaries or certain other U.S. subsidiaries. Accordingly, claims of holders of the notes are structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries have to be satisfied before any of the assets of such subsidiaries are available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the senior secured credit agreement, that is not waived by the required lenders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the indenture under which the outstanding notes were, and the exchange notes will be, issued), we could be in default under the terms of the agreements governing such indebtedness, including our senior secured credit agreement and the indenture under which the outstanding notes were, and the exchange notes will be, issued. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit agreement, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we are contractually restricted under the terms of our senior secured credit agreement from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our senior secured credit agreement. Our failure to repurchase the notes upon a change of control will cause a default under the indenture under which the outstanding notes were, and the exchange notes will be, issued and a cross-default under the senior secured credit agreement. The senior secured credit agreement also provides that a change of control is a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under the senior secured credit facilities have the discretion to release the guarantors under the senior secured credit agreement in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

While any obligations under the senior secured credit facilities remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture governing the notes at the discretion of lenders under the senior secured credit facilities, if the related guarantor is no longer a guarantor of obligations under the senior secured credit facilities or any other indebtedness. See “Description of senior notes.” The lenders under the senior secured credit facilities have the discretion to release the guarantees under the senior secured credit facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

Statements regarding forward-looking information

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our substantial indebtedness;

•	certain covenants in our debt documents;

•	general economic and market conditions, including the effects of any economic slowdown on our businesses;

•	increased operating costs, including food and energy costs;

•	the ability to retain and attract key personnel;

•	shortages of qualified personnel or increases in labor costs;

•	costs and possible effects of further unionization of our workforce;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•

liability associated with noncompliance with our business conduct policy and governmental regulations, including regulations pertaining to food services, the environment, the federal school lunch program, federal and state employment and wage and hour laws and import and export controls and customs laws;

•	dram shop compliance and litigation;

•	costs of compliance with governmental regulations and government investigations;

•	the risk that our insurers may become insolvent or may liquidate;

•	contract compliance and administration issues, inability to retain current clients and renew existing client contracts;

•	determinations by clients to reduce their outsourcing and use of preferred vendors;

•	the risk that clients may become insolvent;

•	currency risks and other risks associated with international markets;

•	the possibility that our owners’ interests will conflict with ours or yours;

•	our competitors’ activities or announced planned activities;

•	decline in attendance or employment at client facilities;

•	unpredictability of sales and expenses due to contract terms and terminations;

•	the contract intensive nature of our business, which may lead to client disputes;

•	claims relating to the provision of food services;

•	the effect of war, terrorism, increased security levels or catastrophic events, including natural disasters; and

•	the other factors set forth under “Risk factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

The Transactions

On January 26, 2007, we completed a merger whereby prior ARAMARK stockholders received $33.80 in cash for each share of ARAMARK common stock held. Investment funds associated with or designated by the Sponsors invested $1,705.0 million in equity securities of Holdings as part of the Transactions. In addition, Mr. Neubauer contributed 7,055,172.83 shares of Class A common stock (having an aggregate value of $200.0 million) to Holdings. As described below and in “Management—Executive Compensation Matters Relating to the Transactions—Investment by the management participants in Holdings,” approximately 260 members of the Company’s management were offered the opportunity to invest in the equity of Holdings in connection with the Transaction and such members of management contributed approximately $143.4 million in the aggregate. These other members of our management who invested in Holdings, along with Mr. Neubauer, are referred to in this prospectus as the “management participants.” We refer to the Sponsors together with the management participants, as the “Investors.” Through a series of equity contributions that occurred in connection with the Merger, the Investors indirectly own all of our issued and outstanding capital stock through their ownership of our parent companies.

In addition to the equity investments described above, the purchase of the Company by the Investors was financed by borrowings under the new senior secured credit facilities, the funding under our amended receivables facility and the issuance of the notes.

In connection with the merger, we (i) entered into senior secured credit facilities that includes a $4,150.0 million term loan facility consisting of various tranches denominated in U.S. dollars, Canadian dollars, euros, yen and pounds sterling, a $600.0 million revolving credit facility consisting of various tranches denominated in U.S. dollars, Canadian dollars, euros and pounds sterling and a $250.0 million synthetic letter of credit facility; (ii) issued the $1,780.0 million aggregate principal amount of notes and (iii) entered into an amended receivables facility totaling up to $250.0 million. See “Description of other indebtedness.”

In connection with the merger, Mr. Neubauer, the Sponsors and our parent companies entered into a stockholders’ agreement along with the other management participants. The stockholders’ agreement contains agreements among the parties with respect to the election of directors, restrictions on the issuance and transfer of shares, tag-along rights and drag-along rights, put rights and call options, and certain other corporate governance provisions.

In connection with the merger, Holdings entered into a registration rights agreement with the Sponsors, Mr. Neubauer and the other management participants, pursuant to which investors are entitled to participate in certain offerings of Holdings’ securities registered under the Securities Act which are initiated by Holdings, the Sponsors or Mr. Neubauer, subject to certain exceptions.

The offering of the notes, the initial borrowings under our senior secured credit facilities, the funding under our amended receivables facility, the equity investment and participation by the Investors in our parent companies, the merger, the repayment of certain other existing outstanding indebtedness described below and other related transactions are collectively referred to in this prospectus as the “Transactions.”

The sources and uses of the funds for the Transactions are shown in the table below.

(in millions)
Sources of funds:
Senior secured credit facilities:
Revolving credit facility(1)	$166.2
Term loan facility(2)	4,147.9
Receivables facility(3)	216.8
Senior notes	1,780.0
Other retained indebtedness(4)	361.5
Equity contribution(5)	2,048.4

Total sources	$8,720.8

Uses of funds:
Purchase price(6)	$6,221.6
Refinance of existing indebtedness(1)(7)	1,698.0
Other retained indebtedness(4)	361.5
Receivables facility(7)	216.8
Estimated fees and expenses(8)	222.9

Total uses	$8,720.8

(1)	Upon the closing of the Transactions, we entered into a $600.0 million senior secured revolving credit facility (the “revolving credit facility”) with a six-year maturity. As a result of our seasonal working capital requirements, we borrowed approximately $166.2 million under such revolving credit facility at closing. This balance is expected to be paid down during the course of fiscal 2007 in accordance with our seasonal working capital fluctuations. As of March 30, 2007, our outstanding revolver borrowings were $20.6 million.
(2)	Upon the closing of the Transactions, we entered into a new $4,150.0 million senior secured term loan facility (the “term loan facility”) with a seven-year maturity, the full amount of which was borrowed on the closing date. In March 2007, we voluntarily prepaid $40.0 million of outstanding term loan principal in addition to the required quarterly principal amortization. We also entered into a $250.0 million synthetic letter of credit facility. On the closing date of the Transactions, we issued $157.1 million in letters of credit under this facility.
(3)	Upon the closing of the Transactions, the receivables facility provided for up to $250.0 million of funding. Because sales of receivables under the receivables facility depend, in part, on the amount of eligible receivables, the amount of available funding under this facility may fluctuate over time. See “Description of other indebtedness—Receivables facility.”
(4)	Consists of $250.0 million aggregate principal amount of our existing senior notes due 2012, $49.9 million of capital lease obligations and $61.6 million of other indebtedness, consisting primarily of senior unsecured borrowings by certain of our foreign subsidiaries which remained outstanding after the consummation of the Transactions. The existing senior notes due 2012 are not guaranteed by any of our subsidiaries and remain unsecured after the consummation of the Transactions. These existing notes rank equal in right of payment to all of the notes that were offered in the Transaction.
(5)	Represents the sum of (a) equity investments of approximately $1,705.0 million made in Holdings by the Sponsor Funds and (b) approximately $343.4 million of equity that the management participants, including Mr. Neubauer, invested.
(6)

The holders of our outstanding shares of common stock received $33.80 in cash per share in connection with the Transactions, except for certain senior managers of the Company who were permitted to rollover their current equity interests in the Company. In addition, Mr. Neubauer contributed to Holdings 7,055,172.83 shares of the Company’s common stock having an aggregate value of $200.0 million. Holders of outstanding stock options received in cash the excess of $33.80 over the applicable per share exercise price for each stock option held, whether vested or unvested. Holders of restricted stock units and director deferred stock units received $33.80 in cash for each share subject to the restricted stock units or deferred stock units held, whether vested or unvested. At the closing of the Transactions, we had:
•	181.0 million shares of our common stock outstanding;
•	9.7 million shares subject to outstanding stock options, with a range of exercise prices from $9.35 to $33.45; and
•	1.5 million shares in the aggregate subject to outstanding restricted stock units and director deferred stock units.
(7)	We redeemed on February 25, 2007 the following series of notes:

(in millions)
6.375% notes due February 2008	$300.0
7.00% notes due May 2007	300.0
7.25% notes and debentures due August 2007	30.7

Total	$630.7

Other indebtedness that was repaid includes $656.4 million under our U.S. and Canadian senior credit facility, $329.4 million under our European/multi-currency senior credit facility, $64.7 million of bank term loans, $216.8 million under our receivables facility and $16.8 million of other obligations.
(8)	Reflects our fees, expenses and other costs associated with the Transactions. Such fees and expenses include placement and other financing fees as well as advisory fees, transaction fees paid to affiliates of the Sponsors, and other transaction costs and professional fees, including a premium of approximately $3.2 million relating to the redemption of the notes discussed in note (7) above. Affiliates of certain of the Sponsors also have performed investment banking, financial advisory and commercial banking services for us and our affiliates from time to time in the past for which they have received customary compensation, and they may continue to do so.

Ownership structure

As set forth in the diagram below, following consummation of the Transactions and the subsequent merger of ARAMARK Corporation and ARAMARK Services, Inc., all of our issued and outstanding capital stock is held by ARAMARK Intermediate Holdco Corporation, a wholly-owned subsidiary of ARAMARK Holdings Corporation, or “Holdings”. The Sponsor Funds own approximately 83% of the outstanding capital stock of Holdings. The remainder of the capital stock of Holdings is held by the Company’s management. See “The Transactions” and “Security ownership of certain beneficial owners and management.” This structure was achieved through a series of equity contributions that occurred in connection with the merger. Holdings and ARAMARK Intermediate Holdco Corporation, which we refer to collectively as our “parent companies,” had been formed for the purpose of consummating the Transactions. We continue to own the same operating assets after the Transactions.

(1)	Represents the sum of (i) equity investments of approximately $1,705.0 million made in Holdings by the Sponsor Funds and (ii) approximately $343.4 million of equity of the management participants, including Mr. Neubauer.
(2)	ARAMARK Intermediate Holdco Corporation has guaranteed the credit facilities, but not the notes.
(3)	Upon the closing of the Transactions, we entered into (i) a new $4,150.0 million term loan facility with a seven-year maturity, the full amount of which was borrowed on the closing date (as of March 30, 2007, $4,104.9 million of term loan principal was outstanding); (ii) a $250.0 million synthetic letter of credit facility (of which we had issued approximately $157.1 million in letters of credit as of March 30, 2007); and (iii) a $600.0 million revolving credit facility with a six-year maturity (of which $20.6 million was outstanding as of March 30, 2007).
(4)	Consists of $250.0 million aggregate principal amount of existing senior notes due 2012. The entire principal amount of these senior notes remain outstanding and unsecured after completion of the Transactions.
(5)	Our amended receivables facility provides for up to $250.0 million of funding, based, in part, on the amount of eligible receivables. $238.0 million of the receivables facility was funded as of March 30, 2007.
(6)	Only existing or subsequently acquired domestic subsidiaries of the Company that guarantee the senior secured credit facilities guarantee the notes, subject to certain limited exceptions.

Use of proceeds

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our level of indebtedness.

Capitalization

The following table sets forth our capitalization as of March 30, 2007. The information in this table, which reflects the equity of our Parent Company, should be read in conjunction with “The Transactions,” “Unaudited pro forma condensed consolidated financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of results of operations and financial condition” and the financial statements included elsewhere in this prospectus.

March 30, 2007
(in millions)
Cash and cash equivalents	$70.8

Debt:
Senior secured credit facilities:
Revolving credit facility(1)	20.6
Term loan facilities(2)	4,104.9
Senior notes	1,780.0
Senior notes due 2012(3)	224.5
Capital leases	54.7
Other existing debt(4)	41.3

Total debt	6,226.0
Common stock subject to repurchase	143.9
Equity	1,426.0

Total capitalization	$7,795.9

(1)	Upon the closing of the Transactions, we entered into a $600.0 million revolving credit facility with a six-year maturity.
(2)	Upon the closing of the Transactions, we entered into a new $4,150.0 million term loan facility with a seven-year maturity, the full amount of which was borrowed on the closing date. In March 2007, we paid down $50.4 million of outstanding term loan principal. We also entered into a $250.0 million synthetic letter of credit facility. As of March 30, 2007, we had issued approximately $157.1 million in letters of credit under this facility.
(3)	Consists of $250.0 million aggregate principal amount of existing senior notes due 2012 recorded at $224.5 million on our balance sheet as of March 30, 2007 as a result of fair value adjustments related to purchase accounting. The discount of $25.5 million on the existing senior notes due 2012 is being accreted to their face amount over the remaining period up to their maturity date using the effective interest rate method. The existing senior notes due 2012 remain unsecured after the consummation of the Transactions.
(4)	As of March 30, 2007, consists primarily of borrowings by our foreign subsidiaries.

Unaudited pro forma condensed consolidated

financial information

The following unaudited pro forma condensed consolidated statements of income have been developed by applying pro forma adjustments to the historical audited consolidated financial statements of ARAMARK Corporation appearing elsewhere in this prospectus. The unaudited pro forma consolidated statements of income give effect to the Transactions as if they had occurred on October 1, 2005. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated income statements. The presentation assumes that the equity and cost basis of Holdings’ investment in ARAMARK Corporation is “pushed down” in the ARAMARK Corporation consolidated financial statements.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations would have been had the Transactions actually occurred on the dates indicated and they do not purport to project our results of operations for any future period. The unaudited pro forma condensed consolidated income statements should be read in conjunction with the information contained in “The Transactions,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of results of operations and financial condition” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statements of income.

The Transactions are being accounted for using purchase accounting. The pro forma information presented, including allocations of purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, currently available information and assumptions and will be revised as additional information becomes available.

The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As of the date of this prospectus, we have not completed the valuation studies necessary to estimate the fair values of the assets we have acquired and liabilities we have assumed and the related allocation of purchase price. We have allocated the purchase price, as described in note 2 to the ARAMARK Corporation and subsidiaries condensed consolidated financial statements contained on page F-49 elsewhere in the prospectus, to the assets acquired and liabilities assumed based on preliminary estimates of their fair values. A final determination of these fair values will reflect our consideration of a final valuation prepared by third-party appraisers and evaluation of additional information. Any final adjustment will change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma condensed consolidated statements of income.

Unaudited pro forma condensed consolidated statement of income for the year ended September 29, 2006

	ARAMARK historical	Pro forma adjustments		Pro forma ARAMARK
	(in millions)
Sales	$11,621.2	$—		$11,621.2

Costs and expenses:
Cost of services provided	10,572.5	1.3	(a)	10,573.8
Depreciation and amortization	339.3	114.5	(a)	453.8
Selling and general corporate expense	178.9	(6.4	)(b)	172.5

Operating income	530.5	(109.4)		421.1
Interest and other financing costs, net	139.9	397.7		537.6 (d)

Income/(loss) before income taxes	390.6	(507.1)		(116.5)
Provision/(benefit) for income taxes	129.2	(195.7	)(e)	(66.5)

Income/(loss) from continuing operations(f)	$261.4	$(311.4)		$(50.0)

See accompanying notes to unaudited pro forma condensed consolidated statement of income

Unaudited pro forma condensed consolidated statement of income for the six months ended March 30, 2007

	ARAMARK historical	Pro forma adjustments		Pro forma ARAMARK
	(in millions)
Sales	$6,091.5	$—		$6,091.5

Costs and expenses:
Cost of services provided	5,519.4	0.5	(a)	5,519.9
Depreciation and amortization	195.7	35.8	(a)	231.5
Selling and general corporate expense	199.1	(113.8	)(b)(c)	85.3

Operating income	177.3	77.5		254.8
Interest and other financing costs, net	152.7	119.5		272.2 (d)

Income/(loss) before income taxes	24.6	(42.0)		(17.4)
Provision/(benefit) for income taxes	5.3	(16.2	)(e)	(10.9)

Income/(loss) from continuing operations(f)	$19.3	$(25.8)		$(6.5)

See accompanying notes to unaudited pro forma condensed consolidated statement of income

Notes to unaudited pro forma condensed consolidated statements of income

a) Represents change in amortization based upon preliminary estimates of fair value and useful lives of client contract rights and other customer based intangible assets.

b) Reflects adjustment to eliminate Transaction-related costs incurred during fiscal 2006 ($6.4 million), and the six-month period ended March 30, 2007 ($112.1 million).

c) Adjustment to remove $1.7 million of nonvested share compensation expense recorded in the Successor period (see note f below).

d) Reflects pro forma interest and other financing costs resulting from our new capital structure, as follows:

	Fiscal 2006	Six Months Ended March 30, 2007
	(in millions)
Existing indebtedness	$28.2	$11.2
Receivables facility(1)	13.1	6.9
Senior secured revolving credit facility(2)	8.5	4.9
Senior secured term loan facility(3)	304.3	155.1
Senior secured synthetic letter of credit facility(4)	5.3	2.6
Notes	153.1	77.8
Other(5)	25.1	13.7

	$537.6	$272.2

(1)	Reflects estimated costs on the $250.0 million receivables facility.
(2)	Reflects interest on the historical revolving borrowings adjusted to reflect the interest rate of LIBOR plus 2.00% and the commitment fee on the portion of the revolving credit facility that is expected to be undrawn.
(3)	Reflects interest on the $4,150.0 million term loan facility at a rate of LIBOR plus 2.00%.
(4)	Reflects fees on the $250.0 million synthetic letter of credit facility at a rate of 2.125%.
(5)	Includes amortization of estimated financing costs ($15.4 million and $8.8 million for fiscal 2006 and six months ended March 30, 2007, respectively), amortization of the fair value adjustment to assumed existing senior notes due 2012 ($4.2 million and $2.1 million for fiscal 2006 and six months ended March 30, 2007, respectively) and additional interest expense related to the liability assumed of a non-qualified defined contribution plan previously funded with deferred stock units ($5.5 million and $2.8 million for fiscal 2006 and six months ended March 30, 2007, respectively).
(6)	A 0.125% increase in floating rates would increase annual interest expense by approximately $2.4 million.

e) Represents the income tax effect of the pro forma adjustments, calculated at an effective tax rate of 38.6%.

f) The pro forma condensed consolidated statements of income do not include the effects of the following non-recurring item:

The Company granted stock options to management participants in connection with the Transactions. The fiscal 2006 historical share-based compensation of $22.0 million is included in the above fiscal 2006 pro forma condensed consolidated statement of income. Share-based compensation expense may vary materially from the historical fiscal 2006 amounts as a result of the management participant option grants discussed above. Share-based compensation expense included in the pro forma statement of income for the six months ended March 30, 2007 was $12.4 million, comprised of $6.9 million for the Predecessor period from September 30, 2006 through January 26, 2007 and $5.5 million in the Successor period from January 27, 2007 through March 30, 2007.

In connection with the Transactions, the Company issued nonvested shares with an estimated fair value of approximately $10.2 million to certain of its senior management in consideration for such senior managers waiving the right to receive certain change of control payments and benefits existing in their current employment contracts. These nonvested shares will vest on the one year anniversary of the Transactions and are recorded as compensation expense in the post-Transaction period over the vesting period. This amount has not been reflected in the pro forma condensed consolidated statements of income.

Selected historical consolidated financial data

The following table sets forth selected historical consolidated financial data of ARAMARK Corporation as of the dates and for the periods indicated. The selected historical condensed consolidated financial data as of and for the six-month period ended March 31, 2006 and as of and for the periods ended January 26, 2007 and March 30, 2007 presented in this table have been derived from unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The selected historical consolidated financial data as of September 30, 2005 and September 29, 2006, and for each of the three years in the period ended September 29, 2006 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected historical consolidated financial data as of September 27, 2002, October 3, 2003 and October 1, 2004 and for the two years in the period ended October 3, 2003 presented in this table have been derived from audited consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s discussion and analysis of results of operations and financial condition” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Predecessor														Successor
	Fiscal Year(1)										Six Months Ended March 31, 2006		September 30, 2006 through January 26, 2007		January 27, 2007 through March 30, 2007
(in millions)	2002		2003		2004		2005		2006
											(unaudited)		(unaudited)		(unaudited)
Statement of income data:
Sales	$8,356.0		$9,447.8		$10,192.2		$10,963.4		$11,621.2		$5,755.4		$3,945.9		$2,145.6
Depreciation and amortization	229.6		263.0		298.0		320.1		339.3		165.5		116.4		79.2
Operating income(2)(3)(9)	529.6		552.0		537.6		580.2		530.5		282.2		68.6		108.8
Interest and other financing costs, net(4)(9)	136.4		142.5		122.4		127.0		139.9		69.1		48.7		104.1
Income from continuing operations(4)(5)	251.3		265.4		263.1		288.5		261.4		213.1		19.9		4.7
Net income(5)(6)	$269.9		$301.1		$263.1		$288.5		$261.1		$151.8		$14.8		$4.5

Balance sheet data (at period end):
Total assets	$4,259.3		$4,467.6		$4,821.6		$5,157.1		$5,263.3		$5,173.2				$10,316.5
Long-term borrowings	1,835.6		1,711.7		1,843.2		1,794.5		1,763.1		1,876.1				6,149.9
Shareholders’ equity	858.2		1,039.0		1,149.7		1,325.5		1,521.6		1,413.8				1,426.0

Statement of cash flows data:
Net cash provided by/(used in):
Operating activities from continuing operations	$578.0		$606.3		$517.6		$611.8		$585.8		$183.7		$(76.2)		$212.5
Investing activities from continuing operations	(1,031.4)		(269.2)		(439.4)		(365.9)		(396.5)		(136.3)		(140.0)		(6,144.1)
Financing activities from continuing operations	436.0		(338.9)		(77.3)		(235.1)		(197.7)		(47.5)		305.0		5,865.8

Other financial data:
Capital expenditures, net of disposals(7)	$203.7		$270.4		$288.3		$294.0		$270.7		$102.8		$61.5		$48.3
Ratio of earnings to fixed charges(8)	3.1	x	3.1	x	3.3	x	3.5	x	3.0	x	3.1	x	1.2	x	1.0	x

(1)	Our fiscal year ends on the Friday nearest to September 30th. Fiscal years 2002, 2003, 2004, 2005 and 2006 refer to the fiscal years ended September 27, 2002, October 3, 2003, October 1, 2004, September 30, 2005, and September 29, 2006, respectively. Fiscal 2003 is a 53-week year. All other periods presented are 52-week years.

(2)	In the third quarter of fiscal 2003, ARAMARK completed the sale of ARAMARK Educational Resources (AER) to Knowledge Learning Corporation for approximately $250 million in cash. AER has been accounted for as a discontinued operation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” AER’s results of operations have been removed from the Company’s results of continuing operations for all periods presented. At the time of sale, certain accruals were established for liabilities expected pursuant to the indemnification provisions of the sale agreement. In the fourth quarter of fiscal 2006, the remaining accrual balances were adjusted to reflect current expectations, resulting in additional income from discontinued operations of $3.1 million, net of tax.

(3)	During fiscal 2006, the Company recorded a charge of approximately $35.0 million to reflect goodwill impairment and additional charges of $11.3 million in each case to reflect inventory write-downs and severance accruals in the Uniform and Career Apparel—Direct Marketing segment. In addition, the Company adopted SFAS No. 123R, “Share-Based Payment,” during the first quarter of fiscal 2006 and recorded a charge of $16.0 million related to the expensing of stock options for fiscal 2006. During the second quarter of fiscal 2005, the Company recorded a gain of $9.7 million from the sale of real estate by an equity affiliate, as well as charges of $7.4 million for exiting West Africa business and severance. During fiscal 2004, the Company incurred a $10.0 million charge related to a management change. Fiscal 2003 includes approximately $32 million of business interruption proceeds from the final settlement of the Company’s September 11, 2001 claim. During fiscal 2003, the Company reached agreement for the sale of its 15% interest in a previously divested periodicals distribution business, and wrote down this investment by $10.7 million to the expected recoverable amount. During fiscal 2002, the Company recorded a pre-tax net gain of $43.7 million, consisting of a gain ($5.8 million) resulting principally from the sale of a residual interest in a previously divested business and a gain ($37.9 million) on the sale of the Company’s interests in the Boston Red Sox Baseball Club and a related entity.

(4)	During fiscal 2003, ARAMARK completed a tender offer to purchase approximately $94.3 million of its 6.75% Guaranteed Notes due August 1, 2004, for approximately $101.9 million, including accrued interest, and retired a $45 million term loan due March 2005. These two transactions resulted in an extinguishment charge of $7.7 million.

(5)	During fiscal 2006, the Company recorded a $14.9 million favorable income tax adjustment based on the settlement of certain open tax years. During fiscal 2003, the Company recorded an $8.4 million favorable income tax adjustment based on the settlement of certain open tax years.

(6)	During fiscal 2006, the Company adopted the provisions of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” and recognized an after-tax charge of $3.4 million for the cumulative effect of a change in accounting principle. See Note 7 to the audited consolidated financial statements of the Predecessor included elsewhere in this prospectus.

(7)	Capital expenditures, net of disposals represents purchases of property and equipment and client contract investments less disposals of property and equipment. For the fiscal years ended 2002, 2003, 2004, 2005 and 2006, the amount of disposals of property and equipment was $16.0 million, $28.2 million, $20.5 million, $21.6 million and $49.1 million, respectively; and for the periods ended March 30, 2006, January 26, 2007 and March 30, 2007 were $39.7 million, $20.1 million and $1.5 million, respectively.

(8)	For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).

(9)	During the Predecessor period from September 30, 2006 through January 26, 2007, the Company recorded costs of $112.1 million related to the Transaction. These costs, which are included in “Selling and general corporate expenses,” consist of $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units, and a charge of approximately $23.8 million related to change in control payments to certain executives. During the Successor period from January 27, 2007 through March 30, 2007, the Company recorded a charge of $12.8 million for the cost of obtaining a bridge financing facility, which is included in “Interest and Other Financing Costs, net.”

Management’s discussion and analysis of results of operations and financial condition

ARAMARK Corporation was acquired on January 26, 2007 through a merger transaction with RMK Acquisition Corporation, a Delaware corporation controlled by investment funds associated with GS Capital Partners, CCMP Capital Advisors, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC (collectively, the “Sponsors”), Joseph Neubauer, Chairman and Chief Executive Officer of ARAMARK, and certain other members of the Company’s management. The acquisition was accomplished through the merger of RMK Acquisition Corporation with and into ARAMARK Corporation with ARAMARK Corporation being the surviving company (the “Transaction”).

The Company is a wholly-owned subsidiary of ARAMARK Intermediate Holdco Corporation, which is wholly-owned by ARAMARK Holdings Corporation (the “Parent Company”). ARAMARK Holdings Corporation, ARAMARK Intermediate Holdco Corporation and RMK Acquisition Corporation were formed for the purpose of facilitating the Transaction.

Although ARAMARK Corporation continued as the same legal entity after the Transaction, the accompanying condensed consolidated statements of operations, cash flows and shareholders’ equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The Company refers to the operations of ARAMARK Corporation and subsidiaries for both the Predecessor and Successor periods. We have prepared our discussion of the results of operations by comparing the mathematical combination of the Successor and Predecessor periods in the three and six months ended March 30, 2007 to the Predecessor’s results of operations for the three and six months ended March 31, 2006. Although this presentation does not comply with U.S. generally accepted accounting principles (GAAP), we believe that it provides a meaningful method of comparison. The combined operating results have not been prepared as pro forma results under applicable regulations and may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

On March 30, 2007, ARAMARK Corporation was merged with and into ARAMARK Services, Inc. with ARAMARK Services, Inc. being the surviving corporation. In connection with the consummation of the merger, ARAMARK Services, Inc. changed its name to ARAMARK Corporation.

Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations, intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of a number of factors, including those set forth under the “Statements regarding forward-looking information” and elsewhere in this prospectus.

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with the consolidated financial statements, and the notes to those statements, included elsewhere in this prospectus. In addition, certain financial measures included in the following discussion and analysis may be considered “non-GAAP financial measures” under SEC rules. These rules require supplemental explanation and reconciliation, which is provided in Annex I of this prospectus.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in the notes to the consolidated financial statements included elsewhere in this prospectus. As described in such notes, the Company recognizes sales in the period in which services are provided pursuant to the terms of our contractual relationships with our clients.

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, liabilities, sales and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Asset Impairment Determinations

As a result of the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized. Under this accounting standard, goodwill is subject to an impairment test that we conduct at least annually, using a discounted cash flow technique.

With respect to our other long-lived assets, we are required to test for asset impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. We apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

In making future cash flow analyses of various assets, the Company makes assumptions relating to the following:

•	The intended use of assets and the expected future cash flows resulting directly from such use.

•	Comparable market valuations of businesses similar to ARAMARK’s business segments.

•	Industry specific economic conditions.

•	Competitor activities and regulatory initiatives.

•	Client and customer preferences and behavior patterns.

We believe that an accounting estimate relating to asset impairment is a critical accounting estimate because the assumptions underlying future cash flow estimates are subject to change from time to time and the recognition of an impairment could have a significant impact on our income statement.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. We are involved in legal proceedings under state, federal and local environmental laws in connection with operations of our uniform rental segment or businesses conducted by our predecessors or companies that we have acquired. The calculation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and credit worthiness of other responsible parties and insurers.

Litigation and Claims

The Company is a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, including import and export controls and customs laws, federal and state employment laws, including wage and hour laws, dram shop laws, environmental laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, the government, clients, customers, employees and third parties. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining legal reserves, management considers, among other issues:

•	Interpretation of contractual rights and obligations.

•	The status of government regulatory initiatives, interpretations and investigations.

•	The status of settlement negotiations.

•	Prior experience with similar types of claims.

•	Whether there is available insurance.

•	Advice of counsel.

Allowance for Doubtful Accounts

We encounter risks associated with sales and the collection of the associated accounts receivable. We record a provision for accounts receivable that we consider to be uncollectible. In order to calculate the appropriate provision, management analyzes the creditworthiness of specific customers and the aging of customer balances. Management also considers general and specific industry economic conditions, industry concentrations, such as exposure to the non-profit healthcare sector and the airline industry, and contractual rights and obligations.

Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our results of operations.

Inventory Obsolescence

We record an inventory obsolescence reserve for obsolete, excess and slow-moving inventory, principally in the uniform and career apparel segments. In calculating our inventory obsolescence reserve, management analyzes historical data regarding customer demand within specific product categories and makes assumptions regarding economic conditions within customer specific industries, as well as style and product changes. Management believes that its accounting estimate related to inventory obsolescence is a critical accounting estimate because customer demand in certain of our businesses can be variable and changes in our reserve for inventory obsolescence could materially affect our financial results.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the amount of deferred income taxes take into account estimates of the amount of future taxable income, and actual operating results in future years could render our current assumptions, judgments and estimates inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates.

Share-Based Compensation

As discussed in our financial statements, we value our employee stock options using the Black-Scholes option valuation model. The Black-Scholes option valuation model uses assumptions of the expected volatility of our stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term was calculated using the simplified method permitted under SEC Staff Accounting Bulletin No. 107. We used a combination of actual historical experience of the predecessor Company’s stock and the expected future performance of the Parent Company’s stock in deriving the expected volatility assumption. The selection of the historical, rather than the implied, volatility approach was based upon the paucity of relevant information relating to traded options on our stock. The risk-free interest rate assumption is based upon the rate applicable to the U.S. Treasury security with a maturity equal to the expected term of the option on the grant date. The dividend yield assumption is based on our history and expected future of dividend payouts.

As share-based compensation expense recognized in the Condensed Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience.

Management believes that the accounting estimate related to the expense of stock options is a critical accounting estimate because the underlying assumptions can change from time to time and, as a result, the compensation expense that we record in future periods under SFAS No. 123R may differ significantly from what we have recorded in the current period with respect to similar instruments.

Critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant, and changes to such estimates are recorded as new information or changed conditions require revision.

Results of Operations for the Three and Six Months Ended March 30, 2007 and March 31, 2006

These tables present our sales and operating income (loss), and related percentages, attributable to each operating segment, for the three and six months ended March 30, 2007 and March 31, 2006.

	Successor	Predecessor	Combined(1)		Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 30, 2007		Three Months Ended March 31, 2006
Sales by Segment	$	$	$	%	$	%
		(dollars in millions)
Food and Support Services—United States	$1,372.5	$504.8	$1,877.3	63%	$1,785.6	63%
Food and Support Services—International	490.2	205.0	695.2	23%	642.0	23%
Uniform and Career Apparel—Rental	220.7	97.7	318.4	11%	299.3	10%
Uniform and Career Apparel—Direct Marketing	62.2	27.8	90.0	3%	102.6	4%

	$2,145.6	$835.3	$2,980.9	100%	$2,829.5	100%

	Successor	Predecessor	Combined(1)		Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 30, 2007		Six Months Ended March 31, 2006
Sales by Segment	$	$	$	%	$	%
		(dollars in millions)
Food and Support Services—United States	$1,372.5	$2,477.6	$3,850.1	63%	$3,668.1	64%
Food and Support Services—International	490.2	911.4	1,401.6	23%	1,265.1	22%
Uniform and Career Apparel—Rental	220.7	416.6	637.3	11%	595.0	10%
Uniform and Career Apparel—Direct Marketing	62.2	140.3	202.5	3%	227.2	4%

	$2,145.6	$3,945.9	$6,091.5	100%	$5,755.4	100%

	Successor	Predecessor	Combined(1)		Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 30, 2007		Three Months Ended March 31, 2006
Operating Income (Loss) by Segment	$	$	$	%	$	%
		(dollars in millions)
Food and Support Services—United States	$66.5	$2.3	$68.8	n/m (2)	$73.9	60%
Food and Support Services—International	28.7	4.7	33.4	n/m (2)	33.6	27%
Uniform and Career Apparel—Rental	19.2	8.4	27.6	n/m (2)	31.4	25%
Uniform and Career Apparel—Direct Marketing	(0.5)	(0.5)	(1.0)	n/m (2)	(0.3)	0%

	113.9	14.9	128.8	n/m (2)	138.6	112%
Corporate	(5.1)	(118.7)	(123.8)	n/m (2)	(15.0)	-12%

	$108.8	$(103.8)	$5.0	n/m (2)	$123.6	100%

	Successor	Predecessor	Combined(1)		Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 30, 2007		Six Months Ended March 31, 2006
Operating Income (Loss) by Segment	$	$	$	%	$	%
		(dollars in millions)
Food and Support Services—United States	$66.5	$115.9	$182.4	103%	$184.1	65%
Food and Support Services—International	28.7	37.5	66.2	37%	58.2	21%
Uniform and Career Apparel—Rental	19.2	45.9	65.1	37%	64.5	23%
Uniform and Career Apparel—Direct Marketing	(0.5)	5.2	4.7	3%	6.7	2%

	113.9	204.5	318.4	180%	313.5	111%
Corporate	(5.1)	(136.0)	(141.1)	-80%	(31.3)	-11%

	$108.8	$68.5	$177.3	100%	$282.2	100%

(1)

Our combined results for the three months ended March 30, 2007 represent the mathematical sum of the Predecessor period from December 30, 2006 through January 26, 2007 and the Successor period from January 27, 2007 through March 30, 2007. Our combined results for the six months ended March 30, 2007 represent the mathematical sum of the Predecessor period from September 30, 2006 through January 26, 2007 and the Successor period from January 27, 2007 through March 30, 2007. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	Not meaningful

Consolidated Overview

Sales of $3.0 billion for the fiscal 2007 second quarter and $6.1 billion for the six-month period represented an increase of 5% and 6%, respectively, over the prior year periods. Excluding the impact of acquisitions, divestitures and foreign currency translation, the consolidated sales increase was 4% for both the three and six-month periods. Operating income was $5.0 million for the fiscal 2007 second quarter and $177.3 million for the six-month period. The three and six-month periods of fiscal 2007 include Transaction-related charges of $109.5 million and $112.1 million, respectively. Excluding the impact of acquisitions, divestitures, currency translation, Transaction-related charges and the incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction, operating income increased 6% and 7% for the three and six-month periods, respectively, which was driven principally by growth in the Food and Support Services—United States segment and a currency transaction gain. Consolidated operating margin increased slightly in the current year six-month period.

Interest and other financing costs, net, for the three and six-month periods of fiscal 2007 increased approximately $81.7 million and $83.5 million, respectively, from the prior year periods due to the significant increase in debt levels and interest rates resulting from the Transaction and the charge of $12.8 million for the cost of obtaining a bridge financing facility for the Transaction. The effective income tax rate for the fiscal 2007 six-month period was 21.5% compared to 28.8% in fiscal 2006. The rate for the 2007 period reflects the significant Transaction-related costs, which reduced taxable income, while the tax credits remained approximately the same. The favorable adjustment of $14.9 million in the 2006 first quarter, related to the settlement of certain open tax years, reduced the 2006 effective rate.

Net income (loss) for the three and six-month periods of fiscal 2007 was $(68.4) million and $19.3 million, compared to $58.6 million and $151.8 million in the prior year periods, respectively, also reflecting the significant Transaction-related costs.

Segment Results

The following tables present a fiscal 2007/2006 comparison of segment sales and operating income (loss) together with the amount of and percentage change between periods.

	Successor	Predecessor	Combined(1)	Predecessor	Change
	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 30, 2007	Three Months Ended March 31, 2006
Sales by Segment	$	$	$	$	$	%
		(dollars in millions)
Food and Support Services—United States	$1,372.5	$504.8	$1,877.3	$1,785.6	$91.7	5%
Food and Support Services—International	490.2	205.0	695.2	642.0	53.2	8%
Uniform and Career Apparel—Rental	220.7	97.7	318.4	299.3	19.1	6%
Uniform and Career Apparel—Direct Marketing	62.2	27.8	90.0	102.6	(12.6)	-12%

	$2,145.6	$835.3	$2,980.9	$2,829.5	$151.4	5%

	Successor	Predecessor	Combined(1)	Predecessor	Change
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 30, 2007	Six Months Ended March 31, 2006
Sales by Segment	$	$	$	$	$	%
		(dollars in millions)
Food and Support Services—United States	$1,372.5	$2,477.6	$3,850.1	$3,668.1	$182.0	5%
Food and Support Services—International	490.2	911.4	1,401.6	1,265.1	136.5	11%
Uniform and Career Apparel—Rental	220.7	416.6	637.3	595.0	42.3	7%
Uniform and Career Apparel—Direct Marketing	62.2	140.3	202.5	227.2	(24.7)	-11%

	$2,145.6	$3,945.9	$6,091.5	$5,755.4	$336.1	6%

	Successor	Predecessor	Combined(1)	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 30, 2007	Three Months Ended March 31, 2006	Change
Operating Income (Loss) by Segment	$	$	$	$	$	%
		(dollars in millions)
Food and Support Services—United States	$66.5	$2.3	$68.8	$73.9	$(5.1)	-7%
Food and Support Services—International	28.7	4.7	33.4	33.6	(0.2)	-1%
Uniform and Career Apparel—Rental	19.2	8.4	27.6	31.4	(3.8)	-12%
Uniform and Career Apparel—Direct Marketing	(0.5)	(0.5)	(1.0)	(0.3)	(0.7)	n/m (2)
Corporate	(5.1)	(118.7)	(123.8)	(15.0)	(108.8)	n/m (2)

	$108.8	$(103.8)	$5.0	$123.6	$(118.6)	n/m (2)

	Successor	Predecessor	Combined(1)	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 30, 2007	Six Months Ended March 31, 2006	Change
Operating Income (Loss) by Segment	$	$	$	$	$	%
		(dollars in millions)
Food and Support Services—United States	$66.5	$115.9	$182.4	$184.1	$(1.7)	-1%
Food and Support Services—International	28.7	37.5	66.2	58.2	8.0	14%
Uniform and Career Apparel—Rental	19.2	45.9	65.1	64.5	0.6	1%
Uniform and Career Apparel—Direct Marketing	(0.5)	5.2	4.7	6.7	(2.0)	-30%
Corporate	(5.1)	(136.0)	(141.1)	(31.3)	(109.8)	n/m (2)

	$108.8	$68.5	$177.3	$282.2	$(104.9)	-37%

(1)

Our combined results for the three months ended March 30, 2007 represent the mathematical sum of the Predecessor period from December 30, 2006 through January 26, 2007 and the Successor period from January 27, 2007 through March 30, 2007. Our combined results for the six months ended March 30, 2007 represent the mathematical sum of the Predecessor period from September 30, 2006 through January 26, 2007 and the Successor period from January 27, 2007 through March 30, 2007. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	Not meaningful

Food and Support Services—United States Segment

Food and Support Services—United States segment sales for the three and six-month periods of fiscal 2007 increased 5% over the prior year periods primarily due to growth in the Sports & Entertainment, Education, Corrections and Healthcare businesses. Excluding the impact of acquisitions and divestitures, sales also increased 5% for both the three and six-month periods. For the second quarter, sales growth in the Business Services sector was in the low single digits, resulting from growth in the Corrections and Refreshment Services businesses. Business Dining Services sales increased slightly compared to the prior year period. The Education sector experienced mid single digit sales growth, principally as a result of base business growth. The Healthcare sector reported high single digit sales growth from both new business and base business growth. The Sports & Entertainment sector experienced mid single digit sales growth driven principally by the improvement in our Convention Center business.

Segment operating income was $68.8 million compared to $73.9 million in the 2006 second quarter. The 2007 period includes a charge of approximately $11.7 million representing the incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction. In addition, improved performance in the Business, Education and Healthcare businesses was partially offset by weaker results in the Sports & Entertainment business.

Food and Support Services—International Segment

Sales in the Food and Support Services—International segment for the three and six-month periods increased 8% and 11%, respectively, compared to the prior year periods due principally to foreign currency translation (approximately 6% in each period) and increased volume (approximately 2% and 4%, respectively). The increases were driven by strong growth in Ireland, Chile and Korea.

Second quarter 2007 operating income was about even with the prior year period at $33.4 million, as incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction of approximately $2.8 million substantially offset the positive effect of currency translation and a modest improvement in operations.

Uniform and Career Apparel—Rental Segment

Uniform and Career Apparel—Rental segment sales increased 6% and 7% for the three and six-month periods, respectively, compared to the prior year periods. Sales growth, excluding the effects of acquisitions, was 3% for the second quarter and 4% for the six-month period due principally to net new business sold and price increases.

Segment operating income decreased approximately 12% in the second quarter of fiscal 2007 due to incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction of approximately $4.9 million. Operating income margin declined slightly. For the six-month period of fiscal 2007, segment operating income was about equal to the prior year period as higher sales and lower fuel costs offset the effect of increased intangible asset amortization.

Uniform and Career Apparel—Direct Marketing Segment

Uniform and Career Apparel—Direct Marketing segment sales for 2007 decreased 12% from the prior year quarter to $90.0 million, reflecting the exit from the healthcare uniform line in fiscal 2006 and continued soft demand at both WearGuard-Crest and Galls. The segment reported a small loss in both the current and prior year second quarters reflecting continued lower sales volumes.

Corporate

Corporate expenses, those administrative expenses not allocated to the business segments, were $123.8 million and $141.1 million for the three and six-month periods of fiscal 2007, compared to $15.0 million and $31.3 million for the prior year periods, respectively. The increase was due principally to $109.5 million and $112.1 million of costs incurred during the three and six-month periods, respectively, related to the Transaction. These costs included $8.6 million and $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, respectively, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units for both periods, and a charge of approximately $23.8 million related to change in control payments to certain executives for both periods. The Company also recorded a currency transaction gain of approximately $3.8 million in the second quarter of fiscal 2007.

Results of Operations for Fiscal Years 2004, 2005 and 2006 (Predecessor periods)

The following tables present our sales and operating income, and the related percentages attributable to each operating segment for fiscal years 2004, 2005 and 2006.

	Fiscal Year
	2004		2005		2006
	(in millions)
Sales by Segment
Food and Support Services—United States	$6,879.3	68%	$7,129.1	65%	$7,454.4	64%
Food and Support Services—International	1,830.4	18	2,280.2	21	2,546.6	22
Uniform and Career Apparel—Rental	1,042.5	10	1,125.8	10	1,202.0	10
Uniform and Career Apparel—Direct Marketing	440.0	4	428.3	4	418.2	4

	$10,192.2	100%	$10,963.4	100%	$11,621.2	100%

	Fiscal Year
	2004		2005		2006
	(in millions)
Operating Income by Segment
Food and Support Services—United States	$375.8	70%	$403.1	70%	$397.9	75%
Food and Support Services—International	66.7	12	78.0	13	109.4	21
Uniform and Career Apparel—Rental	116.0	22	125.8	22	133.9	25
Uniform and Career Apparel—Direct Marketing	20.1	4	11.2	2	(44.2)	(8)

	578.6	108	618.1	107	597.0	113
Corporate	(41.0)	(8)	(37.9)	(7)	(66.5)	(13)

	$537.6	100%	$580.2	100%	$530.5	100%

Fiscal 2006 compared to fiscal 2005

Consolidated overview

Sales for fiscal 2006 were $11.6 billion, an increase of 6% over fiscal 2005. Sales increased 6% in our worldwide Food and Support Services business while sales in the combined Uniform and Career Apparel segments increased 4% over the prior year. Excluding the impact of acquisitions, divestitures and foreign currency translation, sales increased 5% compared to the prior year.

Operating income for fiscal 2006 was $530.5 million compared to $580.2 million in fiscal 2005, a decrease of 9%. Fiscal 2006 operating income includes a charge for stock option expense of approximately $16.0 million, a charge of approximately $43.0 million for the write-down of goodwill and adjustments to asset and liability carrying values in the Uniform and Career Apparel—Direct Marketing segment, and $6.4 million of transaction costs related to the merger. Operating income for fiscal 2005 includes $9.7 million representing our share of the gain on a real estate sale by a 50%-owned equity affiliate and a charge of $7.4 million which includes the effects of our decision to exit the West African oil services business and U.K. severance costs. Excluding acquisitions, divestitures, the impact of currency translation and the items described above, fiscal 2006 consolidated operating income increased 3% over the prior year. Consolidated operating margin decreased slightly in the current year.

Interest and other financing costs, net, increased 10% compared to the prior year due to higher year-over-year interest rates. The effective income tax rate for fiscal 2006 was 33.1% compared to 36.3% in fiscal 2005. The favorable adjustment of $14.9 million recorded in the first quarter of fiscal 2006, related to the settlement of certain open tax years, reduced the fiscal 2006 effective rate.

Net income decreased 9% from $288.5 million in fiscal 2005 to $261.1 million in fiscal 2006. Fiscal 2006 includes an after-tax charge of $3.4 million for the cumulative effect of a change in accounting principle for the adoption of FASB Interpretation No. 47. In addition, fiscal 2006 includes an after-tax gain of $3.1 million from discontinued operations. Fiscal 2006 diluted earnings per share were $1.41 on a weighted average share count of 185.4 million shares. Fiscal 2005 diluted earnings per share were $1.53 on a weighted average share count of 188.3 million shares.

Segment results

The following tables present a 2005/2006 comparison of segment sales and operating income together with the amount of and percentage change between periods.

	Fiscal Year
	2005	2006	Change
	(in millions)
Sales by Segment
Food and Support Services—United States	$7,129.1	$7,454.4	$325.3	5%
Food and Support Services—International	2,280.2	2,546.6	266.4	12
Uniform and Career Apparel—Rental	1,125.8	1,202.0	76.2	7
Uniform and Career Apparel—Direct Marketing	428.3	418.2	(10.1)	(2)

	$10,963.4	$11,621.2	$657.8	6%

	Fiscal Year
	2005	2006	Change
	(in millions)
Operating Income by Segment
Food and Support Services—United States	$403.1	$397.9	$(5.2)	(1)%
Food and Support Services—International	78.0	109.4	31.4	40
Uniform and Career Apparel—Rental	125.8	133.9	8.1	6
Uniform and Career Apparel—Direct Marketing	11.2	(44.2)	(55.4)	n/a
Corporate	(37.9)	(66.5)	(28.6)	75

	$580.2	$530.5	$(49.7)	(9)%

Food and Support Services—United States segment

Food and Support Services—United States segment sales for fiscal 2006 increased 5% over the prior year due principally to increases in the Education, Sports and Entertainment, Corrections and Refreshment businesses. Excluding the impact of acquisitions and divestitures, the sales increase was also 5%. Sales in the Business Services sector were flat compared to the prior year, as growth in the Corrections and Refreshment Services businesses was offset by a slight decline in Business Dining Services and the divestiture of a facilities business in fiscal 2005. The Education sector experienced high single digit sales growth as a result of base business growth in Higher Education and K-12, as well as service expansion in Facilities. The Healthcare sector reported a slight sales increase as the impact of base business growth was offset by lost business. The Sports & Entertainment sector experienced low double digit sales growth driven principally by stadiums and arenas from the return of hockey and more baseball games, which was somewhat offset by the continuing impact of the hurricanes on our Convention Center business. Fiscal 2005 did not include operating results from National Hockey League venues due to the work stoppage.

Segment operating income was $397.9 million compared to $403.1 million in fiscal 2005. Fiscal 2005 included approximately $9.7 million representing our share of the gain from a real estate sale by a 50%-owned equity affiliate. Excluding the gain from fiscal 2005, operating income increased approximately 1%. Increased income from NHL venues was substantially offset by the continuing impact of Hurricane Katrina on our Convention Center business and lower results from the Parks business. In addition, two contract terminations in the third quarter of fiscal 2006 and previously lost facilities services business negatively affected fiscal 2006 segment income.

Food and Support Services—International segment

Sales in the Food and Support Services—International segment increased 12% compared to the prior year due to foreign currency translation (approximately 1%), acquisitions (approximately 3%), net new accounts (approximately 3%), and increased volume (approximately 5%). Strong sales growth in Canada, Germany, and Chile was partially offset by sales declines in the United Kingdom due to challenging trading conditions and lost business.

Segment operating income increased 40%, compared to the prior year, of which approximately 1% represented currency translation. The growth was driven principally by continued profitability improvement in our U.K.–operations as well as good performance in Canada, reflecting continued strong remote camps business, and in Germany. The prior year included a charge of approximately $7.4 million representing the estimated cost of exiting the West Africa oil services business and a management separation charge in the United Kingdom. Excluding the $7.4 million charge from fiscal 2005, segment income increased approximately 28% in fiscal 2006.

Uniform and Career Apparel—Rental segment

Uniform and Career Apparel—Rental segment sales increased 7% compared to the prior year. Organic sales growth, which excludes the effects of acquisitions and divestitures, was 6% due to new business sold 13%, lost business (8%), price increases 3% and a decline in base business (2%).

Operating income increased 6% due principally to the increased sales and favorable merchandise costs. Operating income margins were comparable between years despite higher energy costs in fiscal 2006 and the ongoing investment in the sales force.

Uniform and Career Apparel—Direct Marketing segment

Uniform and Career Apparel—Direct Marketing segment sales decreased 2% compared to the prior year, reflecting continued softness at both Galls and WearGuard-Crest. The segment reported an operating loss of $44.2 million in fiscal 2006 compared to $11.2 million of operating income in the prior year, primarily due to a

$35.0 million goodwill impairment charge and approximately $8.0 million of other asset and liability adjustments at WearGuard-Crest, which consisted principally of adjustments to inventory carrying value. These charges were the result of business curtailment initiatives at WearGuard-Crest in the healthcare product category.

Corporate

Corporate expenses, those administrative expenses not allocated to the business segments, were $66.5 million for fiscal 2006 compared to $37.9 million for the prior year. The increase was due principally to the expensing of stock options, which commenced in the first quarter of fiscal 2006 in connection with the adoption of SFAS No. 123R, other share-based compensation expense and transaction costs related to the merger.

Results of discontinued operations

In the third quarter of fiscal 2003, ARAMARK completed the sale of ARAMARK Educational Resources (AER) to Knowledge Learning Corporation for approximately $250 million in cash. At the time of sale, certain accruals were established for liabilities expected pursuant to the indemnification provisions of the sale agreement. In the fourth quarter of fiscal 2006, the remaining accrual balances were adjusted to reflect current expectations, resulting in additional income from discontinued operations of $3.1 million, net of tax.

Fiscal 2005 compared to fiscal 2004

Consolidated overview

Sales for fiscal 2005 were $11.0 billion, an increase of 8% over fiscal 2004. Sales increased 8% in our worldwide Food and Support Services business while sales in the combined Uniform and Career Apparel segments increased 5% over the prior year. Excluding the impact of acquisitions, divestitures and foreign currency translation, sales increased 4% compared to the prior year, as the effect of the National Hockey League (NHL) lockout in fiscal 2005 constrained growth in the U.S. Food and Support segment.

Operating income for fiscal 2005 was $580.2 million compared to $537.6 million in fiscal 2004, an increase of 8%. Operating income for fiscal 2005 includes $9.7 million ($7.8 million net of tax) representing our share of the gain on a real estate sale by a 50%-owned equity affiliate. The 2005 period also includes a charge of $7.4 million ($4.8 million net of tax) which includes the effects of our decision to exit the West African oil services business and U.K. severance costs. Fiscal 2004 includes a separation charge of approximately $10.0 million related to the resignation of our former chief executive officer in September 2004 for the lump sum payment ($4.0 million) and the present value of future payments ($3.9 million) due pursuant to his employment agreement, as well as the intrinsic value ($2.1 million) of his outstanding stock options for which vesting was accelerated. Excluding acquisitions, divestitures and the impact of currency translation, fiscal 2005 consolidated operating income increased 6% over the prior year. Consolidated operating income margins were comparable during the periods.

Interest and other financing costs, net, increased 4% compared to the prior year, due to higher average borrowing levels and higher interest rates. The effective income tax rate for fiscal 2005 was 36.3% compared to 36.6% in fiscal 2004, reflecting a somewhat higher than historical level of employment-related tax credits in both periods.

Net income increased 10% from $263.1 million in fiscal 2004 to $288.5 million in fiscal 2005. Fiscal 2005 diluted earnings per share were $1.53 on a weighted average share count of 188.3 million shares. Fiscal 2004 diluted earnings per share were $1.36 on a weighted average share count of 193.5 million shares.

Segment results

The following tables present a 2004/2005 comparison of segment sales and operating income together with the amount of and percentage change between periods.

	Fiscal Year
	2004	2005	Change
	(in millions)
Sales by Segment
Food and Support Services—United States	$6,879.3	$7,129.1	$249.8	4%
Food and Support Services—International	1,830.4	2,280.2	449.8	25
Uniform and Career Apparel—Rental	1,042.5	1,125.8	83.3	8
Uniform and Career Apparel—Direct Marketing	440.0	428.3	(11.7)	(3)

	$10,192.2	$10,963.4	$771.2	8%

	Fiscal Year
	2004	2005	Change
	(in millions)
Operating Income by Segment
Food and Support Services—United States	$375.8	$403.1	$27.3	7%
Food and Support Services—International	66.7	78.0	11.3	17
Uniform and Career Apparel—Rental	116.0	125.8	9.8	8
Uniform and Career Apparel—Direct Marketing	20.1	11.2	(8.9)	(44)
Corporate	(41.0)	(37.9)	3.1	8

	$537.6	$580.2	$42.6	8%

Food and Support Services—United States segment

Food and Support Services—United States segment sales increased 4% over the prior year period due principally to increased volume (base business). The 2004/2005 comparison was affected by the cancellation of the National Hockey League season. The National Hockey League Collective Bargaining Agreement expired in September 2004 and on September 17, 2004 the owners of the NHL teams locked out the NHL players. Sales from NHL venues were approximately $73 million in the 2004 period. In July 2005, the NHL and the NHL Players’ Association announced they had reached an agreement for the 2005/2006 hockey season and the 2005/2006 hockey season commenced.

For fiscal 2005, sales growth in the Business Services sector was in the mid single digits, driven primarily by base business growth in corrections and refreshment services. Sales growth in the Education sector was in the high single digits, also reflecting base business growth. The Healthcare sector reported high single digits sales growth due to base business growth and net new business. Sports and Entertainment sector sales declined approximately 8% as improved performance at convention centers, parks and resorts and existing stadiums and arenas was more than offset by the NHL lockout, the loss of two Major League Baseball clients and a weaker concert schedule in our amphitheaters.

Segment operating income increased 7% compared to the prior year. The 2005 period includes approximately $9.7 million representing our share of the gain from a real estate sale by a 50%-owned equity affiliate. Excluding the $9.7 million, operating income increased 5%. Fiscal 2005 operating income increased despite the negative effect of the NHL lockout, due primarily to strong performances in the Education sector and the Healthcare sector, where prior year results were lowered by start-up costs at new accounts and high labor and material costs in the clinical equipment services business. Fiscal 2005 was also positively affected by improved Sports & Entertainment results at convention centers, existing stadiums and arenas and our parks and resorts. Operating income margin improved slightly in fiscal 2005.

Food and Support Services—International segment

Sales in the Food and Support Services—International segment increased 25% compared to the prior year due to foreign currency translation (approximately 7%), acquisitions (approximately 12%), net new accounts (approximately 2%), and increased volume (approximately 4%). Strong sales growth in Canada, Germany, and Chile was partially offset by sales declines in the United Kingdom due to challenging trading conditions and lost business.

Segment operating income increased 17%, compared to the prior year, of which approximately 6% represented currency translation. The 2005 period includes a charge of $7.4 million representing the estimated cost of exiting the West African oil services business and a management separation charge in the United Kingdom. During the second quarter, the decision was made to cease operations in West Africa. This business was operating at a loss and efforts to renegotiate a client contract proved unsuccessful. We exited the region in fiscal 2006. Provision has been made for the losses, principally asset write-offs, expected to be incurred during the withdrawal. Fiscal 2004 results were negatively affected by losses from the offshore oil service operations and several fourth quarter accounting adjustments in the United Kingdom. The fiscal 2004 period also includes currency transaction gains of approximately $1.2 million. Broadly affecting year-over-year comparisons, improved results in Canada and Germany were partially offset by lower operating income in the United Kingdom due to the challenging trading environment and lost business.

Uniform and Career Apparel—Rental segment

Uniform and Career Apparel—Rental segment sales increased 8% compared to the prior year. Organic sales growth, which excludes the effects of acquisitions and divestitures, was 5%. Growth in the sales of apparel and ancillary products to rental customers contributed to this performance.

Operating income increased 8% due to increased sales, lower garment costs and a gain on the sale of a dormant property, partially offset by higher energy costs and labor-related expenses, new systems implementation costs and increased selling expense. Operating income margin improved slightly for the year.

Uniform and Career Apparel—Direct Marketing segment

Uniform and Career Apparel—Direct Marketing segment sales decreased 3% from the prior year period. WearGuard-Crest continued to experience lower demand in the quick service restaurant channel and sales of safety products remained soft.

Segment operating income was $11.2 million compared to $20.1 million in fiscal 2004. Operating income has decreased due to lower sales volume, gross margin erosion at WearGuard-Crest and costs related to the opening of a new distribution center. Margins have been negatively affected by the roll-out of a new program in the quick service restaurant channel.

Corporate

Corporate expenses, those administrative expenses not allocated to the business segments, were $37.9 million for fiscal 2005, compared to $41.0 million in the prior year. Fiscal 2004 includes a separation charge of approximately $10.0 million related to the resignation of our former chief executive officer in September 2004, including a lump sum payment ($4.0 million) and the present value of future payments ($3.9 million) due pursuant to his employment agreement, as well as the intrinsic value ($2.1 million) of his outstanding stock options for which vesting was accelerated. Fiscal 2005 includes increases related to the cost of Sarbanes-Oxley compliance and restricted stock units.

Financial Condition and Liquidity—Six-Months Ended March 30, 2007

Cash provided by operating activities was $136.3 million in fiscal 2007 six-month period compared to $183.7 million in the comparable six-month period of fiscal 2006, a decrease of $47.4 million. The principal components (in millions) of the net change were:

• Decrease in the total of net income and noncash charges	$(15.6)
• Increase in accounts receivable sale proceeds	13.7
• Increased working capital requirements	(45.5)

$(47.4)

The decrease in the total of net income and noncash charges results from Transaction-related expenses incurred during the period. The accounts receivable sale proceeds increased as a result of increasing the size of the Receivables Facility in connection with the Transaction. Approximately 40% of the increased working capital requirements relates to current assets reflecting growth in the business with approximately 60% related to the timing of vendor disbursements and tax payments.

At April 27, 2007, there was approximately $513.5 million of unused committed credit availability under our new senior secured revolving credit facility. As of March 30, 2007, there was approximately $481.7 million outstanding in foreign currency borrowings.

The Transaction

In connection with the completion of the Transaction on January 26, 2007, the Company (i) entered into a new $4.15 billion senior secured term loan facility, (ii) issued $1.28 billion of 8.50% senior notes due 2015 and $500 million of senior floating rate notes due 2015, (iii) entered into a new $600 million senior secured revolving credit facility with a six-year maturity, and (iv) entered into a new synthetic letter of credit facility for up to $250 million.

Senior Secured Credit Facilities

The senior secured revolving credit facility consists of the following subfacilities:

•	A revolving credit facility available for loans in U.S. dollars to the Company with aggregate commitments of $435 million;

•	A revolving credit facility available for loans in sterling or U.S. dollars to the Company or a U.K. subsidiary with aggregate commitments of $40 million;

•	A revolving credit facility available for loans in Euros or U.S. dollars to the Company or an Irish subsidiary with aggregate commitments of $20 million;

•	A revolving credit facility available for loans in Euros or U.S. dollars to the Company or German subsidiaries with aggregate commitments of $30 million; and

•	A revolving credit facility available for loans in Canadian dollars or U.S. dollars to the Company or a Canadian subsidiary with aggregate commitments of $75 million.

The senior secured term loan facility consists of the following subfacilities:

•	A U.S. dollar denominated term loan to the Company in the amount of $3,547 million;

•	A yen denominated term loan to the Company in the amount of JPY 5,422 million;

•	A U.S. dollar denominated term loan to a Canadian subsidiary in the amount of $170 million;

•	A Euro denominated term loan to an Irish subsidiary in an amount of EUR 44 million;

•	A sterling denominated term loan to a U.K. subsidiary in an amount of GBP 122 million; and

•	A Euro denominated term loan to German subsidiaries in the amount of EUR 70 million.

The senior secured credit facilities provide that the Company has the right at any time to request up to $750 million of incremental commitments in the aggregate under one or more incremental term loan facilities and/or synthetic letter of credit facilities and/or revolving credit facilities and/or by increasing commitments under the revolving credit facility. The lenders under these facilities will not be under any obligation to provide any such incremental facilities or commitments, and any such addition of or increase in facilities or commitments will be subject to pro forma compliance with an incurrence-based financial covenant and customary conditions precedent. The Company’s ability to obtain extensions of credit under these incremental facilities or commitments will be subject to the same conditions as extensions of credit under the existing credit facilities.

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at the Company’s option, either (a) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs, (b) with respect to borrowings denominated in U.S. Dollars, a base rate determined by reference to the higher of (1) the prime rate of the administrative agent, and (2) the federal funds rate plus 0.50% or (c) with respect to borrowings denominated in Canadian dollars, (1) a base rate determined by reference to the prime rate of Canadian banks or (2) a BA (bankers’ acceptance) rate determined by reference to the rate offered for bankers’ acceptances in Canadian dollars for the interest period relevant to such borrowing. The applicable margin spread for borrowings are (a) under the revolving credit facility, 1.25% to 2.00% (as of March 30, 2007 – 2.00%) with respect to LIBOR borrowings and 0.25% to 1.00% (as of March 30, 2007 – 1.00%) with respect to base-rate borrowings, and (b) prior to the amendment referred to below, under the term loan facilities, 2.00% to 2.125% (as of March 30, 2007 – 2.125%) with respect to LIBOR borrowings and 1.00% to 1.125% (as of March 30, 2007 – 1.125%) with respect to base-rate borrowings.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The commitment fee rate ranges from 0.375% to 0.50% per annum (as of March 30, 2007 – 0.50%).

Prior to the amendment referred to below, fees on the $250 million synthetic letter of credit facility range from 2.00% to 2.125% (as of March 30, 2007 – 2.125%).

The actual spreads within all ranges referred to above are based on a ratio of Consolidated Secured Debt to EBITDA, each as defined in the senior secured credit agreement.

On March 28, 2007, the Company amended the senior secured credit agreement (i) to lower the interest rate spread on the U.S. dollar and Euro term loans, (ii) to reduce the fees that it pays on the synthetic letter of credit facility, (iii) to add a provision requiring payment of a prepayment fee upon certain repayments for the purpose of reducing the interest rate spread effected within one year of the date of the amendment and (iv) to make certain other modifications set forth in the amendment. Effective on April 16, 2007, the applicable margin spreads under the U.S. dollar and Euro term loan facilities and the synthetic letter of credit facilities are 1.875% to 2.125% (currently 2.00%) with respect to LIBOR borrowings.

All obligations under the senior secured credit facilities are secured by a security interest in substantially all assets of the Company and its U.S. subsidiaries.

The senior secured credit facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with (i) 50% of the Company’s Excess Cash Flow (as defined) commencing with fiscal year 2008, (ii) 100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property subject to certain exceptions and customary reinvestment rights, and (iii) 100% of the net cash proceeds of any incurrence of debt, including debt incurred by any business securitization subsidiary in respect of any business securitization facility, but excluding proceeds from the Company’s receivables facilities and other debt permitted under the senior secured credit agreement. Any mandatory prepayments would be applied to the term loan facilities as directed by the Company. The Company may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

The Company is required to repay the senior secured term loan facilities in quarterly principal amounts of 0.25% of the funded total principal amount for the first six years and nine months, with the remaining amount payable on January 26, 2014. On March 30, 2007, the Company voluntarily prepaid an additional $40.0 million, representing required installments through June 2008 of the U.S. term loan.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, January 26, 2013, on which day the commitments thereunder will terminate.

Principal amounts outstanding under the synthetic letter of credit facility are due and payable in full at maturity, January 26, 2014, on which day the commitments thereunder will terminate.

8.50% Senior Notes due 2015 and Senior Floating Rate Notes due 2015

The senior floating rate notes due 2015 bear interest equal to three-month LIBOR (as defined) plus a spread of 3.50%. Additional interest on the 8.50% senior notes due 2015 and senior floating rate notes due 2015 may accrue at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum) if the Company does not complete an offer to exchange the initial unregistered notes for notes that are substantially identical but are registered under the Securities Act of 1933 within 240 days after the original issue date of the notes. In certain circumstances, the Company is required to maintain a shelf registration statement covering resales of the notes. If the Company does not maintain the effectiveness of such registration statement as required, additional interest would accrue. If any existing registration default is corrected, the additional interest will cease to accrue. Since management does not expect any payments will be required pursuant to this arrangement, no amount has been accrued at March 30, 2007.

The 8.50% senior notes due 2015 and senior floating rate notes due 2015 are senior unsecured obligations of the Company.

The Company may redeem some or all of the 8.50% senior notes due 2015 at any time on or after February 1, 2011 and some or all of the senior floating rate notes due 2015 at any time on or after February 1, 2009, in each case at varying redemption prices that generally include premiums, which are defined in the indenture. The Company may redeem some or all of the 8.50% senior notes due 2015 prior to February 1, 2011 and some or all of the senior floating rate notes due 2015 prior to February 1, 2009, in each case at a price equal to 100% of the principal amount of the notes redeemed plus the applicable “make-whole” premium as defined in the indenture. The Company may also redeem up to 35% of the 8.50% senior notes due February 2015 at any time before February 1, 2010 at a redemption price equal to 108.5% of the principal amount and up to 35% of the senior floating rate notes due 2015 at any time before February 1, 2009 at a redemption price equal to 100% of the principal amount, plus a premium equal to the rate per annum on the senior floating rate notes due 2015 applicable on the date on which notice of redemption is given, using the proceeds of certain equity offerings.

If the Company experiences specific kinds of changes of control, it will be required to make an offer to purchase the 8.50% senior notes due 2015 and senior floating rate notes due 2015 at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. If the Company sells assets under certain circumstances, it will be required to make an offer to purchase the 8.50% senior notes due 2015 and senior floating rate notes due 2015 at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

5.00% Senior Notes due 2012

During the third quarter of fiscal 2005, ARAMARK Services, Inc. issued $250 million of 5.00% senior unsecured notes due 2012. The notes are recorded at $224.5 million as of March 30, 2007 as a result of fair value adjustments related to purchase accounting. The discount of $25.5 million will be accreted as interest expense over the remaining period to maturity.

Repayment of Indebtedness

With a portion of the proceeds of the new borrowings and the equity contributions, the Company repaid the outstanding balances of its senior unsecured revolving credit facility, senior European unsecured revolving credit facility, bank term loan due March 2007, Japanese borrowings due March 2007, 6.375% senior notes due 2008, 7.00% senior notes due 2007, 7.25% senior notes and debentures due 2007 and certain other obligations. In connection with the repayment of the 6.375% senior notes due 2008 and 7.00% senior notes due 2007, the Company incurred prepayment penalties of approximately $2.4 million and $0.8 million, respectively, which were included in the purchase price of the Transaction.

Covenant Compliance

The senior secured credit agreement contains a number of covenants that, among other things, restrict our ability to incur additional indebtedness, issue preferred stock or provide guarantees; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends, make distributions or repurchase our capital stock; make investments, loans or advances; repay or repurchase any notes, except as scheduled or at maturity; create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries; make certain acquisitions; engage in certain transactions with affiliates; amend material agreements governing the notes (or any indebtedness that refinances the notes); and fundamentally change the Company’s business. The indenture governing the 8.50% senior notes due 2015 and the senior floating rate notes due 2015 contains similar provisions. As of March 30, 2007, we are in compliance with these covenants.

Under the senior secured credit agreement and the indenture, we are required to satisfy and maintain specified financial ratios and other financial condition tests and covenants. Our continued ability to meet those financial ratios, tests and covenants can be affected by events beyond our control, and we cannot assure you that we will meet those ratios, tests and covenants.

EBITDA is defined as income (loss) from continuing operations before cumulative effect of change in accounting principle plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under our senior secured credit agreement and the indenture. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial performance or condition, liquidity or profitability, and should not be considered as an alternative to (1) net income, operating income or any other performance measures determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

Our presentation of EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the presentation of EBITDA and Adjusted EBITDA is appropriate to provide additional information about the calculation of certain financial covenants in the senior secured credit agreement and the indenture. Adjusted EBITDA is a material component of these covenants. For instance, our senior secured credit agreement and the indenture contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the maximum Consolidated Secured Debt Ratio contained in our senior secured credit agreement could result in the requirement to immediately repay all amounts outstanding under such agreement, while non-compliance with the Interest Coverage Ratio contained in our senior secured credit agreement and the Fixed Charge Coverage Ratio contained in the indenture could prohibit us from being able to incur additional indebtedness, other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions, and make certain restricted payments.

The following is a reconciliation of income (loss) from continuing operations before cumulative effect of change in accounting principle, which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our debt agreements. The terms and related calculations are defined in the senior secured credit agreement and indenture.

	Successor	Predecessor
(in millions)	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended December 29, 2006	Three Months Ended September 29, 2006	Three Months Ended June 30, 2006	Twelve Months Ended March 30, 2007
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$4.5	$(72.9)	$87.7	$74.6	$35.0	$128.9
Interest and other financing costs, net	104.0	12.8	35.9	34.4	36.4	223.5
Provision (benefit) for income taxes	0.2	(43.6)	48.7	47.2	20.7	73.2
Depreciation and amortization	79.2	28.8	87.6	88.3	85.5	369.4

EBITDA	187.9	(74.9)	259.9	244.5	177.6	795.0
Stock-based compensation expense(1)	7.2	78.9	5.2	5.4	5.3	102.0
Unusual or non-recurring gains and losses(2)	(3.8)	—	—	2.8	45.2	44.2
Pro forma EBITDA for equity method investees(3)	3.6	2.4	5.0	5.0	5.0	21.0
Pro forma EBITDA for certain transactions(4)	—	—	0.5	0.8	0.8	2.1
Cost related to the merger transactions(5)	—	32.4	2.6	5.7	0.8	41.5
Other (6)	3.4	—	1.5	5.9	4.9	15.7

Adjusted EBITDA	$198.3	$38.8	$274.7	$270.1	$239.6	$1,021.5

(1)	Represents stock-based compensation expense resulting from the application of SFAS No. 123R for stock options, restricted stock units, restricted stock and deferred stock unit awards, including the repurchase of stock options and restricted stock units on January 26, 2007 (see Note 10 to the condensed consolidated financial statements).

(2)	Unusual or non-recurring gains and losses include the charges for goodwill impairment ($35.0 million) and for asset/liability adjustments ($11.3 million) related to our decision to exit the healthcare uniform business, the estimated impact of delayed re-start of operations at the New Orleans Convention Center post Hurricane Katrina ($3.1 million) net of related insurance proceeds related to Hurricane Katrina received for the twelve month period ended December 29, 2006 ($1.4 million), and the currency transaction gain ($3.8 million).

(3)	Represents our estimated share of EBITDA from AIM Services Co., Ltd. and SMG equity method investments not already reflected in our EBITDA. EBITDA for these equity method investees is calculated in a manner consistent with consolidated EBITDA but does not represent cash distributions received from these investees.

(4)	Represents the annualizing of EBITDA from acquisitions made during the period.

(5)	Costs related to the merger include $17.7 million of accounting, investment banking, legal and other costs associated with the Transaction and a charge of approximately $23.8 million related to change in control payments to certain executives.

(6)	Other includes certain other miscellaneous items such as contract termination and related costs ($3.1 million), senior management severance and reorganization costs ($4.4 million) and unusual receivables write-offs ($7.6 million).

Beginning with the twelve months ended March 30, 2007, our senior secured credit agreement requires us to maintain a maximum Consolidated Secured Debt Ratio, defined as consolidated total indebtedness secured by a lien to Adjusted EBITDA, of 5.875x, being reduced over time to 4.25x by the end of 2013. Consolidated total indebtedness secured by a lien is defined in the senior secured credit agreement as total indebtedness outstanding under the senior secured credit agreement, capital leases, advances under the Receivables Facility and any other indebtedness guaranteed by ARAMARK Corporation reduced by the lesser of cash and cash equivalents on our balance sheet that is free and clear of any lien, or $75 million. Non-compliance with the maximum Consolidated Secured Debt Ratio could result in the requirement to immediately repay all amounts outstanding under such agreement, which, if our lenders failed to waive any such default, would also constitute a default under our indenture. The actual ratio at March 30, 2007 was 4.26x.

Our senior secured credit agreement establishes an incurrence-based minimum Interest Coverage Ratio, defined as Adjusted EBITDA to consolidated interest expense, the achievement of which is a condition for us to incur additional indebtedness and to make certain restricted payments. If we do not maintain this minimum Interest Coverage Ratio calculated on a pro forma basis for any such additional indebtedness or restricted payments, we could be prohibited from being able to incur additional indebtedness, other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions, and make certain restricted payments, other than pursuant to certain exceptions. The minimum Interest Coverage Ratio is 2.00x for the term of the senior secured credit agreement. Consolidated interest expense is defined in the senior secured credit agreement as consolidated interest expense excluding interest income, adjusted for acquisitions (including the Transaction) and dispositions, further adjusted for certain non-cash or nonrecurring interest expense and our estimated share of interest expense from two equity method investees. The indenture includes a similar requirement which is referred to as a Fixed Charge Coverage Ratio. The actual ratio was 1.94x for the twelve months ended March 30, 2007; however, pursuant to the specified exceptions in the senior secured credit agreement and indenture and availability under the senior secured revolving credit facility, as of April 27, 2007, we generally would be permitted to incur approximately $1.3 billion of additional indebtedness before becoming subject to this ratio limitation.

The following table summarizes the Company’s future obligations for debt repayments, estimated interest payments, and other long-term liabilities reflected on the balance sheet, as well as contingent obligations related to outstanding letters of credit as of March 30, 2007 (in thousands). The Company’s other contractual obligations and other commercial commitments have not changed significantly from those set forth under the heading “Financial Condition and Liquidity—Fiscal 2006 (Predecessor)”:

	Payments Due by Period
Contractual Obligations as of March 30, 2007	Total	Fiscal 2007	Fiscal 2008 – Fiscal 2009	Fiscal 2010 – Fiscal 2011	Fiscal 2012 and Thereafter
Long-term borrowings	$6,196,838	$63,538	$94,719	$90,851	$5,947,730
Estimated interest payments(1)	3,255,000	230,200	912,400	900,700	1,211,700
Other long-term liabilities reflected on the balance sheet(2)	189,649	—	—	—	189,649

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commercial Commitments as of March 30, 2007		Fiscal 2007	Fiscal 2008 – Fiscal 2009	Fiscal 2010 – Fiscal 2011	Fiscal 2012 and Thereafter
Letters of credit	$169,835	$169,835	$—	$—	$—

(1)	These amounts represent future interest payments related to our existing debt obligations based on fixed and variable interest rates specified in the associated debt agreements. Payments related to variable debt are based on applicable rates at March 30, 2007 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt. The average debt balance for each fiscal year from 2007 through 2015 is $6,147,800, $6,112,600, $6,056,600, $6,018,600, $5,971,600, $5,719,000, $5,635,800, $3,697,600 and $890,000, respectively. The average interest rate (including interest rate swaps) for each fiscal year from 2007 through 2015 is 7.49%, 7.49%, 7.49%, 7.50%, 7.51%, 7.63%, 7.67%, 7.90%, and 8.60%, respectively. Refer to Note 6 of the condensed consolidated financial statements for the terms and maturities of existing debt obligations.

(2)	Includes certain unfunded employee retirement obligations.

The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, consolidated, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables. As part of the Transaction, the Company amended and restated the Receivables Facility, increasing the maximum sales amount from $225 million to $250 million. The Company has retained collection and administrative responsibility for the participating interest sold, and has retained an undivided interest in the transferred receivables of approximately $243.2 million and $306.1 million at March 30, 2007 and September 29, 2006, respectively, which is subject to a security interest. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” At March 30, 2007 and September 29, 2006, $240.0 million and $187.8 million of accounts receivable were sold and removed from the Condensed Consolidated Balance Sheets, respectively.

On May 11, 2007, we entered into an agreement to sell our 50% interest in SMG, an unconsolidated joint venture that provides outsourced management of public assembly facilities including arenas, stadiums, theaters and convention centers. We completed this sale on June 14, 2007. We do not expect the sale to have a significant impact on our consolidated financial position or results of operations. We expect to use the net proceeds from this sale to repay certain indebtedness, including a portion of our senior secured term loan borrowings, and for working capital purposes.

The Company’s business activities do not include the use of unconsolidated special purpose entities, and there are no significant business transactions that have not been reflected in the accompanying financial statements. The Company is self-insured for a limited portion of the risk retained under its general liability and workers’ compensation arrangements. When required, self-insurance reserves are recorded based on actuarial analyses.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company, which is cooperating in the investigation. The Company can give no assurance as to the outcome of this investigation.

On January 18 and 19, 2005, a New Jersey jury found ARAMARK Corporation and certain affiliates liable for approximately $30 million in compensatory damages and $75 million in punitive damages in connection with an automobile accident caused by an intoxicated driver who attended a professional football game at which certain affiliates of the Company provided food and beverage service. The Company and its affiliates appealed the judgment to the Appellate Division of Superior Court of New Jersey on April 13, 2005. On August 3, 2006, the Appellate Division of the Superior Court issued its decision reversing the entire verdict of the trial court, and remanded the matter back to the trial court for a new trial. On June 1, 2007, the Company and certain affiliates entered into a settlement agreement with the plaintiffs, which settlement would not have a material impact on the Company’s results of operations or financial position. The settlement agreement must be approved by the Superior Court of New Jersey.

In June 2006, the Bermuda Monetary Authority presented a winding-up petition to the Supreme Court of Bermuda as to Hatteras Reinsurance Ltd (Hatteras), a Bermuda reinsurance company which participated in a portion of the Company’s casualty insurance program. Hatteras was thereupon placed into provisional liquidation and Joint Provisional Liquidators (JPLs) were appointed to assume control of Hatteras’ business. At a November 9, 2006 official meeting of creditors of Hatteras, the JPLs were elected the permanent Joint Liquidators (JLs) and the Company was elected a member of Hatteras’ Committee of Inspection. During the provisional and a portion of the permanent liquidation proceedings, the Company’s insurance claims were paid by Hatteras under the direction of the JLs through the use of various trusts established under the Hatteras program. On March 12, 2007, the Company and the JLs consummated a settlement whereby the JLs released all funds in the trusts to the Company in consideration for a payment of $1.5 million to the JLs and the Company then novated the Hatteras insurance policies to another insurer. The settlement with the JLs also included an allowed unsecured claim against the Hatteras estate for $10.225 million (the Claim), with $5 million of the Claim subordinated to the claims of other Hatteras unsecured creditors. The JLs are in settlement negotiations with the principals of Hatteras and other potentially responsible third parties that may produce funds available for payment of all or a portion of the Claim; however, since recovery of any portion of the Claim is uncertain, no amount has been recorded.

On May 1, 2006, two cases were filed in the Court of Chancery of the State of Delaware in New Castle County against the Company and each of the Company’s directors. The two cases were putative class actions brought by stockholders alleging that the Company’s directors breached their fiduciary duties to the Company in connection with the proposal from a group of investors led by Mr. Neubauer to acquire all of the outstanding shares of the Company. On May 22, 2006, two additional cases making substantially identical allegations were brought against the Company and certain of its directors, one in the Court of Common Pleas in Philadelphia, Pennsylvania (in which only the Company and Mr. Neubauer were named as defendants) and another in the Court of Chancery of the State of Delaware in New Castle County (in which the Company and all directors were named as defendants). All of the cases made claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On June 7, 2006, the Court of Chancery of the State of Delaware consolidated the three pending Delaware actions as In re: ARAMARK Corporation Shareholders Litigation.

On or around August 11, 2006, a fourth putative class action complaint was filed in the Court of Chancery of the State of Delaware in New Castle County by the City of Southfield Police and Fire Retirement System purportedly on behalf of the Company’s stockholders. The complaint names the Company and each of the Company’s directors as defendants and alleges that the defendants breached their fiduciary duties to the stockholders in connection with the proposed acquisition of the Company’s outstanding shares and making claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On August 25, 2006, the Court of Chancery of the State of Delaware consolidated this action with In re: ARAMARK Corporation Shareholders Litigation. The parties subsequently entered into agreements to settle the Delaware consolidated actions and the action pending in the Pennsylvania Court of Common Pleas. As part of the agreements, each share of Class A common stock beneficially owned by members of ARAMARK’s management committee at that time (Joseph Neubauer, L. Frederick Sutherland, Bart J. Colli, Timothy P. Cost, Andrew C. Kerin, Lynn B. McKee, Ravi K. Saligram and Thomas J. Vozzo) was to be counted as one vote for purposes of the additional vote to approve the adoption of the merger agreement. In connection with settling the Delaware action, counsel for the plaintiffs agreed to seek court approval of no more than $2.1 million in attorneys’ fees and expenses, which amount the Company agreed not to oppose. On April 12, 2007, the Delaware Chancery Court approved the settlement between the parties in the consolidated action, and awarded plaintiffs’ counsel $2.1 million in attorneys’ fees and expenses. In connection with settling the Pennsylvania action, counsel for the plaintiffs agreed to seek court approval of no more than $1.55 million in attorneys’ fees and expenses, which amount the Company agreed not to oppose. On May 16, 2007, the Pennsylvania Court of Common Pleas dismissed the Pennsylvania action in connection with the Delaware Chancery Court settlement approval and awarded the plaintiffs’ counsel $1.55 million in fees and expenses.

Financial Condition and Liquidity—Fiscal 2006 (Predecessor)

Cash provided by operating activities in fiscal 2006 was $586 million compared to $612 million in fiscal 2005. The principal components (in millions) of the net decrease were:

• Decrease in net income plus noncash charges, including share-based compensation expense	$(4)
• Reduction in accounts receivable sale proceeds	(33)
• Reduced working capital requirements	1
• Other, net	10

$(26)

Although fiscal 2006 net income decreased $27.4 million, net noncash charges increased approximately $23.4 million for fiscal 2006 compared to the prior year, due to an increase in depreciation and amortization expense, a $35.0 million goodwill impairment charge recorded in the Direct Marketing segment and an increase in share-based compensation expense due to the adoption of SFAS No. 123R, “Share-Based Payment,” offset by the deferred income tax provision. Accounts receivable sale proceeds in the prior year were higher than normal as a result of the December 2004 amendment increasing the size of the facility. Working capital requirements decreased slightly, reflecting the timing of disbursements.

Total debt decreased approximately $38 million from the prior year level. During the fourth quarter of fiscal 2006, several ratings services downgraded the Company’s corporate credit rating due to the pending merger transaction.

During fiscal 2006, the Company repurchased 4.1 million shares of Class B common stock at an aggregate cost of approximately $113.4 million, leaving approximately $138.1 million available for common stock repurchases under the existing Board of Directors authorization.

During fiscal 2006, the Company acquired the stock of an online catering company and several refreshment services companies for approximately $81 million in cash and future consideration of up to $85 million, to be determined based upon operating results of the catering company during the next five years. The Company also increased its ownership in its Chilean subsidiary from 51% to 80%, for approximately $40 million in cash, and acquired a food service company in China and a refreshment services company in Canada. Finally, the Company completed the acquisition of four regional uniform companies for $14 million in cash.

During fiscal 2006, the Company paid cash dividends totaling $50.5 million ($0.07/share in each of the four quarters of fiscal 2006). At its November 14, 2006 meeting, the Board of Directors declared a dividend in the amount of $0.07 per share, payable on December 7, 2006 to holders of record of the Company’s Class A and Class B common stock at the close of business on November 24, 2006.

On July 17, 2006, ARAMARK Services, Inc., a wholly-owned subsidiary of the Company, borrowed approximately $300 million under its $900 million U.S. Credit Facility. The proceeds from this borrowing were used to repay ARAMARK Services, Inc.’s 7.00% Notes due July 15, 2006.

On September 29, 2006, the Company amended the U.S. Credit Facility to increase the commitments under such credit facility that are available to the Company in the form of letters of credit denominated in U.S. dollars from $150 million to $300 million. All other terms and conditions remained unchanged.

Subsequent to September 29, 2006, the Company extended its Japanese denominated loan and $20 million bank term loan to March 31, 2007. Interest on the loans is based on the relevant currency LIBOR plus a spread of 0.50% as determined by ARAMARK Corporation’s credit rating, as defined.

At October 27, 2006, there was approximately $327 million of unused committed credit availability under our U.S. Credit Facility. Additionally, the Company has a shelf registration statement on file with the SEC for the issuance of up to $150 million of debt securities. As of September 29, 2006, there was approximately $373.9 million outstanding in foreign currency borrowings.

The following table summarizes the Company’s future obligations for debt repayments, capital leases, estimated interest payments, future minimum rental and similar commitments under noncancelable operating leases as well as contingent obligations related to outstanding letters of credit and guarantees as of September 29, 2006:

	Payments Due by Period
Contractual Obligations as of September 29, 2006	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term borrowings	$1,748,982	$25,063	$582,394	$891,549	$249,976
Capital lease obligations	54,309	15,140	19,082	15,800	4,287
Estimated interest payments(1)	258,500	98,800	101,900	45,300	12,500
Operating leases	573,157	166,681	141,011	100,808	164,657
Purchase obligations(2)	388,685	210,211	130,102	29,934	18,438
Other long-term liabilities reflected on the balance sheet(3)	100,307	—	—	—	100,307

	$3,123,940	$515,895	$974,489	$1,083,391	$550,165

Other Commercial Commitments as of September 29, 2006	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Letters of credit	$73,307	$73,307	$—	$—	$—
Guarantees	—	—	—	—	—

	$73,307	$73,307	$—	$—	$—

(1)	These amounts represent future interest payments related to our existing debt obligations based on fixed and variable interest rates specified in the associated debt agreements. Payments related to variable debt are based on applicable rates at September 29, 2006 plus the specified margin in the associated debt agreements for each period presented. The amounts provided relate only to existing debt obligations and do not assume the refinancing or replacement of such debt. The average debt balance for each fiscal year from 2007 through 2012 is $1,411,800, $978,400, $782,000, $576,700, $293,900, and $166,700, respectively. The average interest rate (including interest rate swaps) for each fiscal year from 2007 through 2012 is 6.07%, 5.75%, 5.50%, 5.24%, 5.07%, and 5.00%, respectively. Refer to Note 6 of the consolidated financial statements for the terms and maturities of existing debt obligations.

(2)	Represents commitments for capital projects, client contract investments and business acquisitions.

(3)	Includes certain unfunded employee retirement obligations.

The Company has an agreement (receivables facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the receivables facility. Pursuant to the receivables facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, consolidated, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the receivables facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables up to $225 million. The Company has retained collection and administrative responsibility for the participating interest sold, and has retained an undivided interest in the transferred receivables of approximately $291.9 million and $306.1 million at September 30, 2005 and September 29, 2006, respectively, which is subject to a security interest. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” At September 30, 2005 and September 29, 2006, respectively, $189.8 million and $187.8 million of accounts receivable were sold and removed from the consolidated balance sheet.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which allows companies to elect fair-value measurement when an eligible financial asset or financial liability is initially recognized or when an event, such as a business combination, triggers a new basis of accounting for that financial asset or financial liability. The election must be applied to individual contracts, is irrevocable for every contract chosen to be measured at fair value, and must be applied to an entire contract, not to only specified risks, specific cash flows, or portions of that contract. Changes in the fair value of contracts elected to be measured at fair value are recognized in earnings each reporting period. SFAS No. 159 is effective for ARAMARK beginning in fiscal 2009. The Company is currently evaluating the Statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status for defined-benefit pension plans is measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company early adopted SFAS No. 158 as of January 26, 2007. Upon adoption, the Company recorded a reduction in “Other Assets” of $17.5 million, an increase in “Other Noncurrent Liabilities” of $9.8 million, and a charge to “Accumulated other comprehensive income (loss)” of $27.3 million (before taxes).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for ARAMARK beginning in fiscal 2009. The Company is currently evaluating the Statement.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. The Company adopted the Interpretation on January 27, 2007 (see Note 8 of the condensed consolidated financial statements included elsewhere in this prospectus).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps. We do not enter into contracts for trading purposes and do not use leveraged instruments. The information below summarizes our market risks associated with debt obligations and other significant financial instruments as of March 30, 2007 (see Note 6 to the condensed consolidated financial statements). Fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates as of the end of the respective periods. For debt obligations, the table presents principal cash flows and related interest rates by contractual fiscal year of maturity. Variable interest rates disclosed represent the weighted-average rates of the portfolio at March 30, 2007. For interest rate swaps, the table presents the notional amounts and related weighted-average interest rates by fiscal year of maturity. The variable rates presented are the average forward rates for the term of each contract.

	Expected Fiscal Year of Maturity
As of March 30, 2007	2007	2008	2009	2010	2011	2012	Thereafter		Total	Fair Value
	(US$ equivalent in millions)
Debt:
Fixed rate	$13	$11	$10	$8	$10	$253 (a)	$1,281	(b)	$1,586	$1,606
Average interest rate	6.0%	6.0%	5.9%	6.0%	6.0%	5.0%	8.5%		7.9%
Variable rate	$63 (d)	$47 (d)	$47 (d)	$47 (d)	$44 (d)	$42 (d)	$4,376	(c)(d)	$4,666	$4,690
Average interest rate	6.7%	7.0%	7.0%	7.0%	7.1%	7.2%	7.2%		7.2%
Interest Rate Swaps:
Receive variable/pay fixed				$778		$2,000	$170			$(44.2)
Average pay rate				5.2%		5.2%	6.6%
Average receive rate				5.4%		5.4%	7.5%

(a)	Balance consists of $250 million of senior notes callable by us at any time.

(b)	Balance consists of $1,280 million of senior notes callable by us at any time with any applicable prepayment penalty.

(c)	Balance includes $500 million of senior notes callable by us at any time with any applicable prepayment penalty.

(d)	Balance includes $42 million each for fiscal 2007 through 2012 and $3,866 million for Thereafter of senior secured term loan facilities callable by us any time.

As of March 30, 2007, the Company had foreign currency forward exchange contracts outstanding, with notional amounts of 9.6 million Euros to mitigate the risk of changes in foreign currency exchange rates on short-term intercompany loans to certain international subsidiaries. As of March 30, 2007, the fair value of these foreign exchange contracts was immaterial.

Beginning in November 2005, the Company entered into a series of pay fixed/receive floating natural gas swap agreements based on a NYMEX price in order to limit its exposure to price increases for natural gas, primarily in the Uniform and Career Apparel—Rental segment. As of March 30, 2007, the Company has contracts for approximately 398,000 MMBtu’s outstanding for the remainder of fiscal 2007 and fiscal 2008. As of March 30, 2007, the fair value of these natural gas swap agreements was immaterial.

Business

Our company

We are a leader in professional services, providing award-winning food services, facilities management, and uniform and career apparel to clients such as universities and school districts, healthcare institutions, stadiums and arenas, businesses, and government departments and agencies around the world. We operate in two businesses: Food and Support Services (“FSS”) and Uniform and Career Apparel (“AUCA”). The FSS business provides food, hospitality and facility services. The AUCA business includes the rental, sale, cleaning and delivery of personalized uniform and career apparel. Through our expansive service offerings and geographic presence, our approximately 240,000 employees as of September 29, 2006 (including seasonal employees) currently serve thousands of clients and millions of customers in 18 countries around the world, providing services that are critical to the operations of our clients. Since fiscal 1995, we have grown sales from continuing operations at a compound annual growth rate of 8.8% while maintaining generally consistent operating margins. For fiscal 2006, we generated sales and operating income of $11.6 billion and $530.5 million, respectively.

Our broad range of services, diversified client base and high client retention rates have made us the largest FSS provider in North America and among the top three providers in most other countries where we operate, as well as the second largest uniform and career apparel provider in the United States. Our sales are highly diversified by client. Other than, collectively, a number of U.S. government agencies, no single client accounted for more than 2% of consolidated sales during any of the last five fiscal years. We have had an overall annual client retention rate of approximately 94% (measured by comparing management’s projected annual sales for each period with actual sales for such period) over the previous five fiscal years, which we believe reflects strong client satisfaction and leads to a stable and predictable sales base.

The following chart provides a brief overview of our business:

	Food and Support Services		Uniform and Career Apparel
	United States	International	Rental	Direct Marketing
Sales (Fiscal 2006)	$7,454 million	$2,547 million	$1,202 million	$418 million

Operating Income (Fiscal 2006)(1)	$398 million	$109 million	$134 million	$(44) million(2)

Services	Food, hospitality and facilities	Food, hospitality and facilities	Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other items	Direct marketing of personalized uniforms, career apparel and public safety equipment

Sectors	Education, healthcare, business and sports and entertainment	Principally business; operations are conducted in 17 countries, including the United Kingdom, Canada, Germany, Chile, Ireland, Spain, South Korea, Belgium, Mexico and China	Business, manufacturing, transportation and service industries	Business, public institutions and individuals

(1)	Excludes unallocated corporate expenses of $66.5 million.
(2)	Includes charge of $46.3 million for goodwill impairment and adjustments to asset and liability carrying values in our AUCA—Direct Marketing segment related to our decision to exit the healthcare uniform sector.

Food and Support Services (“FSS”)

Our FSS business provides food, hospitality and facility services for colleges and universities, school districts, healthcare facilities, businesses, correctional institutions, sports, entertainment and recreational venues, conference and convention centers and national and state parks. At most of the locations where we operate, we are the exclusive provider of these services and are responsible for hiring, training and supervising substantially all of our personnel in addition to ordering, receiving, preparing and serving food and beverage items sold at those locations. Our facilities services capabilities are broad, and include plant operations and maintenance, custodial/housekeeping, energy management, clinical equipment maintenance, groundskeeping, capital project management and building commissioning. For fiscal 2006, our FSS business accounted for 86% of our consolidated sales.

We generally use two types of contracts in our FSS business: profit and loss (“P&L”) contracts and client interest contracts. These contracts differ in the amount of financial risk that we bear and, accordingly, the potential compensation, profits or fees we may receive. Under P&L contracts, we receive all of the sales from, and bear all of the expenses of, the provision of our services at a client location. Client interest contracts include management fee contracts, under which our clients reimburse our operating costs and pay us a management fee, which may be calculated as a fixed dollar amount or a percentage of sales or operating costs. For our client interest contracts, both our upside potential and downside risk are reduced compared to our P&L contracts. For fiscal 2006, approximately 74% of our FSS sales were derived from P&L contracts with the remaining 26% derived from client interest contracts. Generally, we prefer P&L contracts as these arrangements allow us more management flexibility and provide us with greater potential to grow our operating profits.

Our FSS business is divided into two segments—United States and International. FSS U.S. operations serve various sectors (education, healthcare, business, and sports and entertainment), while our FSS international operations predominantly service the business sector. The following table outlines our FSS sales by U.S. sector and the International segment for fiscal 2006:

2006
United States
Education	23.2%
Healthcare	13.3%
Business (including Corrections)	22.3%
Sports and Entertainment	15.7%
International	25.5%

Total	100%

FSS—U.S. segment. Our FSS U.S. segment is characterized by sector and client diversity and types of services offered. No individual client, other than, collectively, a number of U.S. government agencies, represented more than 2% of our consolidated sales during any of the last five fiscal years. Our FSS U.S. operations focus on serving clients in four principal sectors:

Education. We provide a wide range of food and facility support services at more than 1,000 colleges, universities, school systems and districts and private schools. We offer our education clients a single source provider for managed service solutions, including dining, catering, food service management, convenience-oriented retail operations, facilities maintenance, custodial, grounds, energy, construction management, capital project management and building commissioning.

Healthcare. We provide a wide range of non-clinical support services to approximately 1,000 healthcare and senior living facilities in North America. We offer healthcare organizations a single source provider for managed service solutions, including non-clinical patient food and nutrition services, retail food services, plant operations, environmental services, energy management, laundry and linen distribution, clinical equipment maintenance, strategic/technical services, supply chain management and central transportation.

Business. We specialize in offering a variety of dining services to businesses, particularly on-site restaurants, catering, vending and office coffee, convenience stores and executive dining rooms. We also provide facility management services to business and industry clients, which include the management of housekeeping, plant operations and maintenance, groundskeeping and other services. Our Business clients include over 350 members of the S&P 500 and 45 members of the Fortune 50.

We provide correctional food services and operate commissaries, laundry facilities and property rooms and provide facilities management services for more than 500 state, county and municipal clients and in 2006, we served over 350 million meals to customers at those client locations.

Sports and Entertainment. We provide concessions, suite catering, retail services, recreational and lodging services and facility management services at sports and entertainment facilities. We serve facilities that host 78 professional and college sports teams, including 45 teams in Major League Baseball, the National Basketball Association, the National Football League and the National Hockey League. Our sports and entertainment clients also include 39 convention and civic centers and 15 national and state parks. We also own 50% of SMG, a leader in providing outsourced management of public assembly facilities including arenas, stadiums and theaters, as well as convention centers. On May 11, 2007, we entered into an agreement to sell our interest in SMG. We completed this sale on June 14, 2007.

FSS—International segment. Our FSS International segment provides services that are similar to those provided to FSS clients in the United States. However, in this segment, our mix of clientele is weighted more towards business clients than the FSS U.S. segment. Our international services are currently provided in 17 countries outside the United States. Our largest international operations are in the United Kingdom, Canada, Germany, Chile, Ireland, Spain and Belgium, and in each of these countries we are one of the leading food service providers. We also have operations in Argentina, Mexico, South Korea, China and the Czech Republic.

We have provided food, hospitality and facility services at a number of international sporting events, including thirteen Olympic games since our first summer Olympics in Mexico City in 1968 and the FIFA World Cup, including the 2002 and 2006 World Cups. We have historically expanded our international operations to new countries through the acquisition of leading independent food service providers, with existing management maintaining an ownership interest in the operations for some post-acquisition period. Our most recent expansions were in Chile, China and Ireland. We also own 49.85% of AIM Services Co., Ltd., a leader in providing outsourced food services in Japan with revenues for its fiscal year ended March 31, 2006 of $1.0 billion.

Uniform and Career Apparel (“AUCA”)

Our AUCA business provides uniforms, career and image apparel, equipment, work clothes and accessories to meet the needs of clients in a wide range of industries in the United States, including manufacturing, transportation, construction, restaurants and hotels, public safety, healthcare and pharmaceutical and many others. We supply garments, other textile and paper products, public safety equipment and other accessories through rental and direct purchase programs to businesses, government agencies and individuals. For fiscal 2006, our AUCA business accounted for 14% of our sales. AUCA is organized into two segments: rental and direct marketing.

AUCA—Rental segment. AUCA’s Rental segment provides a full service employee uniform solution, including design, sourcing and manufacturing, delivery, cleaning and maintenance. We rent or lease uniforms, career and image apparel, work clothing, outerwear and other textile and related products to businesses in numerous industries throughout the United States. We also offer nongarment items and related services, as well as paper products and safety products. Our uniform rental business is the second largest in the United States. We provide these services through a national network of more than 2,800 pick-up and delivery routes from over 200 company facilities and cover over 180 of the top 200 metropolitan statistical areas in the United States. We manufacture a significant portion of our uniform inventory at our cutting and sewing plants in Mexico with the balance, along with other textile and related items, purchased from vendors around the world.

AUCA—Direct Marketing segment. Our Direct Marketing segment designs, sells and distributes personalized uniforms, rugged work clothing, outerwear, business casual apparel and footwear, public safety equipment and accessories through mail order catalogs, the Internet, telemarketing and field sales representatives. Our Direct Marketing segment serves to complement our higher margin Rental segment by enabling us to offer a full range of product offerings to our clients.

Industry overview

We operate in two principal businesses, both of which are highly fragmented and characterized by attractive industry conditions.

Food and Support Services

We believe based on management estimates that the total global addressable FSS business opportunity is $600.0 billion, split approximately evenly between food services and facility support. Of this, only approximately 25% is currently outsourced, resulting in approximately $450.0 billion of additional opportunity for industry growth. The FSS business is highly fragmented, with the top five largest competitors capturing approximately $50.0 billion of the addressable business.

We expect that the demand for outsourced food and facility support services will continue to increase, driven by client preferences including: the desire to focus on their core businesses, the need to deliver a high level of customer satisfaction, the desire to reduce costs in comparison with self-administered programs, and the ability to obtain food and facility support services from a single provider.

Uniform and Career Apparel

Although we estimate the aggregate sales for the U.S. uniform and career apparel industry to be approximately $16.0 billion, we estimate the total U.S. business opportunity at $36.0 billion based on a potential addressable population of workers who could purchase or rent uniforms for work each day. This industry is both under-penetrated and highly fragmented with over 400 competitors and the two largest providers, including ARAMARK, representing only 26% of existing industry sales. Although the business is tied to the size of the U.S. labor force, demand continues to increase, driven by a number of factors including: a growing preference by employers to create corporate identity and brand awareness, an increased importance of employee identification for security reasons, employers requiring workers to wear specific uniforms for their safety and uniforms helping to enhance worker morale and promote teamwork.

Strengths

Consistent growth in sales and operating cash flows. Since fiscal 1995, we have grown sales from continuing operations at a compound annual growth rate of 8.8% while maintaining generally consistent operating margins. Our performance has been driven by high client retention rate, a strong focus on new client wins and the fact that approximately 52% of our sales come from non-cyclical sectors (education, healthcare, stadiums and arenas and correctional facilities). In addition, our company generates strong operating cash flow as a result of relatively low capital expenditures, net of asset disposals, representing approximately 2.3% of sales for fiscal 2006 and modest working capital requirements.

High client retention rates. We are focused on providing world-class experiences, environments and outcomes for our clients and customers by developing relationships based on service excellence, partnership and mutual understanding. As a result, we have had an overall annual client retention rate of approximately 94% over the previous five years for the FSS and AUCA—Rental businesses combined, and of our top twenty clients in each of FSS and AUCA in 2006, all have been clients since 2001.

Client and geographic diversity. We have a diverse geographic presence, serving thousands of clients and millions of customers in 18 countries around the world in our two FSS segments. We serve, among others, the facilities that host 78 professional and college sports teams, more than 1,000 colleges, universities, schools systems and districts and private schools across the United States, approximately 1,000 healthcare and senior living facilities in North America, more than 500 correctional facilities, as well as over 350 members of the S&P 500 and 45 members of the Fortune 50.

In addition to the United States, we provide FSS services in 17 other countries, with our larger international operations including those in the United Kingdom, Canada, Germany, Chile, Ireland, Spain, South Korea, Belgium, Mexico and China. For fiscal 2006, international FSS sales were $2.5 billion representing 22% of overall sales, up over $1.5 billion since fiscal 2000, or an approximately 17% compound annual growth rate, and up $1.7 billion since fiscal 1995, or an approximately 11% compound annual growth rate. We continue to diversify our international operations, including through acquisitions, with 36% of fiscal 2006 international sales coming from outside the United Kingdom, Canada and Germany compared to 14% in fiscal 1995.

Our AUCA business serves a variety of businesses of different sizes and across several different industries. With clients in 45 states and one Canadian province, and over 200 service and distribution centers across the United States and two service centers in Ontario, Canada, the Rental segment has a broad, diverse client base with no client representing more than 2% of our AUCA sales during any of the last five fiscal years.

Leading position. We are the largest FSS provider in North America and among the top three providers in most of the countries where we operate, as well as the second largest uniform and career apparel provider in the United States.

Experienced management team with a track record of success. Our experienced management team has a track record of operational excellence. Our Chief Executive Officer, Joseph Neubauer, has been with us for 27 years, and our executive management team has an average of 12 years with ARAMARK and 14 years in the industry. Importantly, our management is experienced operating in a levered capital structure after our management-led leveraged buyout in 1984, ultimately achieving an investment grade rating from Moody’s Investors Service, Standard and Poor’s and Fitch Ratings.

Strong equity sponsorship. Our equity sponsors, GS Capital Partners, CCMP Capital Advisors, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus have over $70.0 billion in assets under management and are private equity investors with a strong track record of successful investments in the service industry.

Strategy

Maintain commitment to understanding customer preferences. Understanding the detailed food and beverage preferences of our customers is critical to our success. Through research and operational experience, we are able to tailor our service offerings to maintain and increase customer satisfaction, as we offer broad, retail-oriented food services.

Expand FSS presence in under-penetrated areas. In the FSS industry, we believe there is up to a $600.0 billion business opportunity and only approximately 25% of such opportunity is currently outsourced leaving ample room for future growth. Moreover, certain client sectors, such as healthcare, education and corrections, are particularly under-penetrated, with many large educational institutions and school districts, large healthcare facilities and correctional institutions still self-operating their internal food and facilities support services. With the growing client preference to focus on their core business, these three client sectors in particular represent attractive expansion opportunities for us.

Achieve greater participation with existing clients. We are committed to growing organically by achieving higher customer participation and spending levels within our existing FSS client base. Through our knowledge and understanding of our customers’ particular preferences, we plan to constantly improve and tailor our service offerings to attract more customers from the on-site population and increase per customer spending levels and frequency within our existing client accounts.

Improve our cross-selling capabilities. In our FSS segment we currently provide food, facilities and clinical technology services at only 5% of the more than 1,000 healthcare facilities in which we operate, which represents a significant cross-selling opportunity. In our AUCA segment, there is a significant opportunity to increase our provision of ancillary services, such as sanitation tools and linens, to our existing uniform clients. In addition, we intend to increase our cross-selling efforts to provide uniform services to our FSS clients and vice versa.

Further expand internationally in FSS business. We currently operate FSS operations in 17 countries outside the United States and the countries in which we operate represent nearly 70% of the world’s GDP. By focusing on organic growth and end customer preferences, making selective acquisitions, and taking advantage of under-penetrated opportunities in certain sectors in Europe, we believe that over time we have an opportunity to be one of the top three providers in a group of countries that together represent approximately 80% of the world’s GDP.

Penetrate “non-user” population in AUCA business. It is estimated that approximately 26 million workers in the United States are currently employed in job categories that have a high propensity to be in a uniform program, but are not participating. We believe that we can convert a portion of this opportunity over time to support our organic growth.

Fiscal 2006 and 2007 acquisitions and divestitures

On May 11, 2007, we entered into an agreement to sell our 50% interest in SMG, an unconsolidated joint venture that provides outsourced management of public assembly facilities including arenas, stadiums, theaters and convention centers. We completed this sale on June 14, 2007.

On December 1, 2006, we completed the acquisition of Overall Laundry Services, Inc., a uniform rental services provider based in Everett, Washington, for a purchase price of approximately $80 million.

During fiscal 2006, we increased our ownership in our Chilean subsidiary from 51% to 80%, for approximately $40 million in cash.

During the third quarter of fiscal 2006, we acquired the stock of SeamlessWeb Professional Solutions Inc., an Internet-based provider of food and related services to businesses, their customers, and their employees, and Park Avenue Office Services, a premier provider of office coffee service to businesses in south Florida, for approximately $75 million in cash and future consideration of up to $85 million, to be determined based upon operating results of SeamlessWeb Professional Solutions Inc. during the next five years.

Additionally, during fiscal 2006, we completed the acquisition of four regional uniform companies for approximately $14 million in cash.

History

Our business traces its history back to the 1930s, when we began providing vending services to plant employees in the aviation industry in Southern California. In 1959, our founders, Davre J. Davidson and William S. Fishman, combined their two businesses to form our predecessor company, which became publicly traded in 1960. In the ensuing years, we broadened our service offerings and expanded our client base, including through the acquisition of our uniform services business in 1977. In 1984, we completed a management buyout, and from 1984, our management and employees increased their ownership of the Company and, directly and through our employee benefit plans, owned approximately 90% of our equity capital until our public offering was completed in December 2001.

Food and Support Services

Our Food and Support Services group manages a number of interrelated services—including food, hospitality and facilities services—for businesses, healthcare facilities, school districts, colleges and universities, sports, entertainment and recreational venues, conference and convention centers, national and state parks and correctional institutions. In fiscal 2006, our Food and Support Services—United States segment generated $7.5 billion in sales, or 64% of our total sales. In fiscal 2006, our Food and Support Services—International segment generated $2.5 billion in sales, or 22% of our total sales.

We are the exclusive provider of food and beverage services at most of the facilities we serve and are responsible for hiring, training and supervising substantially all of the food service personnel in addition to ordering, receiving, preparing and serving food and beverage items sold at those facilities. In governmental, business, educational and healthcare facilities (for example, offices and industrial plants, schools and universities and hospitals), our clients generally provide us access to customers, namely their employees, students and patients. At sports, entertainment and recreational facilities, which include convention centers, our clients generally are responsible for attracting patrons, usually on an event-specific basis. We focus on new business development, client retention and sales growth at existing locations through marketing efforts directed toward customers and potential customers at the locations we serve.

FSS industry overview

The food and support service industry involves the supply of food and beverage services and facilities services to a range of clients, including businesses, educational, governmental, correctional and healthcare facilities, and operators of sports, entertainment and recreational facilities in a variety of formats, service levels and price points.

Although we provide a range of services and call on a wide variety of clients, in recent years the food and support service industry has experienced consolidation and multi-national expansion. We believe that other recent dynamics in the food and support services industry include continued growth in the outsourcing of food service and facilities management as a result of:

•	clients focusing on their core competencies and outsourcing their non-core activities and services;

•	clients addressing the need to satisfy demanding customers;

•	clients facing increasing cost pressures and looking for cost-effective alternatives to self-administered food and support activities;

•	an increase in the retail orientation of food service management due to the proliferation of alternative retail outlets; and

•	continuing client interest in obtaining food and facilities support management services from one supplier.

Customers and Services—United States segment

Our Food and Support Services—United States segment serves a number of client sectors, distinguished by the types of customers served and types of services offered. No individual client represents more than 1% of our consolidated sales, other than, collectively, a number of U.S. government agencies. Our Food and Support Services operations focus on serving clients in four principal sectors:

Business and Industry. We provide a range of business dining services, including on-site restaurants, catering, convenience stores and executive dining rooms.

We also offer a variety of facility management services to business and industry clients. These services include the management of housekeeping, plant operations and maintenance, energy management, laundry and linen, groundskeeping, landscaping, capital program management and commissioning services and other facility consulting services relating to building operations.

We provide vending and coffee services to business and industry clients at thousands of locations in the United States. Our service and product offerings include a full range of coffee and beverage offerings, “grab and go” food operations, convenience stores, home meal replacement programs and a proprietary drinking water filtration system.

We provide correctional food services, operate commissaries, laundry facilities and property rooms and/or provide facilities management services for state, county and municipal clients.

Sports and Entertainment. We provide concessions, banquet and catering services, retail, merchandise and novelty sales, recreational and lodging services and facilities management services at sports, entertainment and recreational facilities. We serve 78 professional and college sports teams, including 45 teams in Major League Baseball, the National Basketball Association, the National Football League and the National Hockey League. We also serve 40 convention and civic centers, 15 national and state parks and other resort operations, plus numerous concert venues, entertainment complexes and other popular tourist attractions across the United States.

We own approximately 50% of SMG, a leader in providing outsourced management of public assembly facilities including arenas, stadiums and theaters, as well as convention centers. The facilities managed by SMG include facilities throughout the United States as well as facilities in Europe and Canada. On May 11, 2007, we entered into an agreement to sell our interest in SMG. We completed this sale on June 14, 2007.

Higher Education and Education K-12. We provide a wide range of food and facility services at more than 1,000 colleges, universities, school systems and districts and private schools. We offer our education clients a single source provider for managed service solutions, including dining, catering, food service management, convenience-oriented retail operations, facilities maintenance, custodial, grounds, energy, construction management, capital project management and building commissioning.

Healthcare. We provide a wide range of non-clinical support services to approximately 1,000 healthcare and senior living facilities in North America. We offer healthcare organizations a single source provider for managed service solutions, including patient food and nutrition services, retail food services, clinical equipment maintenance, environmental services, laundry and linen distribution, plant operations, energy management, strategic/technical services, supply chain management and central transportation.

Customers and Services—International segment

Our Food and Support Services—International segment provides a similar range of services as that provided to our U.S. clients and operates in several sectors, including business and industry, healthcare and education. In addition, in the international segment, we provide lodging, food service, commissary and facilities management at remote sites, such as offshore drilling platforms and mining and other remote camps. Our international services are provided in 17 countries outside the United States. Our largest international operations are in the United Kingdom, Canada, Germany, Chile, Ireland, Spain and Belgium, and in each of these countries we are one of the leading food service providers. We also have operations in Mexico, South Korea and China and we own approximately 50% of AIM Services Co., Ltd., a leader in providing outsourced food services in Japan. The clients we serve in each country are typically similar to those served in the United States and vary by country depending upon local dynamics and conditions. There are particular risks attendant with our international operations. Please see the “Risk factors” section.

Purchasing

We negotiate the pricing and other terms for the majority of our domestic purchases of food and related products directly with national manufacturers. We purchase these products and other items through SYSCO Corporation and other distributors. We have a master distribution agreement with SYSCO that covers a significant amount of our purchases of these products and items in the United States and another distribution agreement with SYSCO that covers our purchases of these products in Canada. SYSCO and other distributors are responsible for tracking our orders and delivering products to our specific locations. Due to our ability to negotiate favorable terms with our suppliers, we receive vendor consideration, including rebates, allowances and volume discounts. See “—Types of contracts” below. With respect to purchases from SYSCO, these discounts include discounts on SYSCO-branded products. Our location managers also purchase a number of items, including bread, dairy products and alcoholic beverages from local suppliers, and we purchase certain items directly from manufacturers.

Our agreements with our distributors are generally for an indefinite term, subject to termination by either party after a notice period, which is generally 60 to 120 days. The pricing and other financial terms of these agreements are renegotiated periodically. We have had distribution agreements with SYSCO for more than 15 years. Our current agreement with SYSCO is terminable by either party with 180 days notice.

Our relationship with SYSCO is important to our operations. In fiscal 2006, SYSCO distributed approximately 53% of our food and non-food products in the United States and Canada, and we believe that we are one of SYSCO’s largest customers. However, we believe that the products acquired through SYSCO can, in all significant cases, be purchased through other sources and that termination of our relationship with SYSCO or any disruption of SYSCO’s business would cause only short-term disruptions to our operations.

Sales and marketing

We employ sales personnel focused on each specific client or service sector who are responsible for identifying and pursuing potential new business opportunities, analyzing and evaluating such opportunities together with our operational and financial management and developing specific contract proposals. In addition to these professionals dedicated exclusively to sales efforts, our food and support field management shares responsibility for identifying and pursuing new sales opportunities, both with the clients for which they are directly responsible and for potential clients in their geographic area of responsibility. In addition, in several sectors we also have dedicated client retention teams.

Types of contracts

We use two general contract types in our Food and Support Services segments: profit and loss contracts and client interest contracts. These contracts differ in their provision for the amount of financial risk that we bear and, accordingly, the potential compensation, profits or fees we may receive. Commission rates and management fees, if any, may vary significantly among contracts based upon various factors, including the type of facility involved, the term of the contract, the services we provide and the amount of capital we invest.

Profit and Loss Contracts. Under profit and loss contracts, we receive all of the revenue from, and bear all of the expenses of, the provision of our services at a client location. Expenses under profit and loss contracts sometimes include commissions paid to the client, typically calculated as a fixed or variable percentage of various categories of sales, and, in some cases, require minimum guaranteed commissions. While we may benefit from greater upside potential with a profit and loss contract, we are responsible for all the operating costs and consequently bear greater downside risk than with a client interest contract. For fiscal 2006, approximately 74% of our food and support services sales were derived from profit and loss contracts.

Client Interest Contracts. Client interest contracts include management fee contracts, under which our clients reimburse our operating costs and pay us a management fee, which may be calculated as a fixed dollar amount or a percentage of sales or operating costs. Some management fee contracts entitle us to receive incentive fees based upon our performance under the contract, as measured by factors such as sales, operating costs and customer satisfaction surveys. Client interest contracts also include limited profit and loss contracts, under which we receive a percentage of any profits earned from the provision of our services at the facility and we generally receive no payments if there are losses. As discussed above under “Purchasing,” we receive vendor consideration, including rebates, allowances and volume discounts that we retain except in those cases and to the extent that, under certain arrangements, they are passed through to our clients. For our client interest contracts, both our upside potential and downside risk are reduced compared to our profit and loss contracts. For fiscal 2006, approximately 26% of our food and support services revenues were derived from client interest contracts.

Generally, our contracts require that the client’s consent be obtained in order to raise prices on the food, beverages and merchandise we sell within a particular facility. Approximately half of the sales from our business service clients are derived from contracts in which the clients partially or fully subsidize our food service operations for the benefit of their employees.

The length of contracts that we enter into with clients varies. Business, education and healthcare support services are generally provided under contracts of indefinite duration, which may be subject to termination on short notice by either party without cause. Contracts in other businesses generally are for fixed terms, some of which may be well in excess of one year. Client contracts for sports, entertainment and recreational services typically require larger capital investments, but have correspondingly longer and fixed terms, usually from five to fifteen years.

When we enter into new contracts, or extend or renew existing contracts, particularly those for stadiums, arenas, convention centers and other sports, entertainment and recreational facilities, we are sometimes contractually required to make some form of up-front or future capital investment to help finance improvement or renovation, typically to the food and beverage facilities of the venue from which we operate. Contractually required capital expenditures typically take the form of investment in leasehold improvements, food service equipment and/or grants to clients. At the end of the contract term or its earlier termination, assets such as equipment and leasehold improvements typically become the property of the client, but generally the client must reimburse us for any undepreciated or unamortized capital expenditures.

Contracts within the Food and Support Services group are generally obtained and renewed either through a competitive process or on a negotiated basis, although contracts in the public sector are frequently awarded on a competitive bid basis, as required by applicable law. Contracts for food services with school districts and correctional clients are typically awarded through a formal bid process. Contracts in the private sector may be entered into on a less formal basis, but we and other companies will often compete in the process leading up to the award or the completion of contract negotiations. Typically, after the award, final contract terms are negotiated and agreed upon.

Competition

There is significant competition in the food and support services business from local, regional, national and international companies, as well as from businesses, healthcare institutions, colleges and universities, correctional facilities, school districts and public assembly facilities. Institutions may decide to operate their own services following the expiration or termination of contracts with us or with our competitors. In our Food and Support Services—United States segment, our major external competitors include other multi-regional food and support service providers, such as Centerplate, Inc., Compass Group plc, Delaware North Companies Inc. and Sodexho Alliance SA. Internationally, our major external food service and support service competitors include Compass Group plc, Elior SA, International Service System A/S and Sodexho Alliance SA. We also face competition from many regional and local service providers.

We believe that the principal competitive factors in our business include:

•	quality and breadth of services and management talent;

•	service innovation;

•	reputation within the industry;

•	customer and supplier pricing; and

•	financial strength and stability.

Seasonality

Our sales and operating results have varied, and we expect them to continue to vary, from quarter to quarter as a result of different factors. Within our Food and Support Services—United States segment, historically there has been a lower level of activity during the first and second fiscal quarters in the generally higher margin sports, entertainment and recreational services. This lower level of activity historically has been partially offset during our first and second fiscal quarters by the increased provision of campus and school support services. Conversely, historically there has been a significant increase in the provision of sports, entertainment and recreational services during the third and fourth fiscal quarters, which is partially offset by the effect of summer recess at colleges, universities and schools.

Uniform and Career Apparel

Our Uniform and Career Apparel group provides uniforms, career and image apparel, equipment, work clothes and accessories to meet the needs of clients in a wide range of industries in the United States, including manufacturing, transportation, construction, restaurants and hotels, public safety, healthcare and pharmaceutical industries and many others. We supply garments, other textile and paper products, public safety equipment and other accessories through rental and direct purchase programs to businesses, government agencies and individuals.

Customers use our uniforms to meet a variety of needs, including:

•	establishing corporate identity and brand awareness—uniforms can help identify employees working for a particular company or department and promote a company’s brand identity;

•

projecting a professional image—uniformed employees are perceived as trained, competent and dependable, and uniforms provide a professional image of employees by enhancing the public appearance of those employees and their company;

•	protecting workers—uniforms can help protect workers from difficult environments such as heavy soils, heat, flame or chemicals;

•	protecting products—uniforms can help protect products against contamination in the food, pharmaceutical, electronics, health care and automotive industries; and

•	retaining employees—uniforms can enhance worker morale and help promote teamwork.

Uniform and Career Apparel—Rental segment

Our Uniform and Career Apparel—Rental segment provides a full service employee uniform solution, including design, sourcing and manufacturing, delivery, cleaning and maintenance. We rent or lease uniforms, career and image apparel, work clothing, outerwear, particulate-free garments and additional textile and related products to businesses in a wide range of industries throughout the United States. Our uniform products include shirts, pants, jackets, coveralls, jumpsuits, smocks, aprons and specialized protective wear. We also offer nongarment items and related services, including industrial towels, floor mats, mops, linen products, as well as paper products and safety products. Our uniform rental business is the second largest in the United States, generating $1.2 billion in sales, or 10% of our total fiscal 2006 sales.

The outsourcing of career apparel needs through a uniform rental program offers customers advantages over ownership. Renting eliminates investment in uniforms and the related costs associated with employee turnover, offers flexibility in styles, colors and quantities as customer requirements change, assures consistent professional cleaning, finishing, repair and replacement of items in use and decreases expense and management time necessary to administer a uniform program. Centralized services, specialized equipment and economies of scale generally allow us to be more cost effective in providing garments and garment services than customers could be by themselves.

Customers and services

Our Uniform and Career Apparel—Rental segment serves businesses of all sizes in many different industries. We have a diverse customer base, serving customers in 45 states and one Canadian province, from over 200 service location and distribution centers across the United States and two service centers in Ontario, Canada. We offer a range of garment rental service options, from full-service rental programs in which we clean and service garments and replace uniforms as needed, to lease programs in which garments are cleaned and maintained by individual employees. We also clean and service customer-owned uniforms.

As part of our full service rental business, we design and choose fabrics, styles and colors specific to a customer’s needs. We stock a broad product line of uniforms and career apparel. We typically visit our customers’ sites weekly, delivering clean, finished uniforms and, at the same time, removing the soiled uniforms or other items for cleaning, repair or replacement. Under our leasing program, we provide the customer with rental garments that are cleaned either by the customer or individual employees. This program benefits clients by reducing their capital investment in garments. We administer and manage the program, and repair and replace garments as necessary.

Our cleanroom service offers advanced static dissipative garments, barrier apparel, sterile garments and cleanroom application accessories for customers with contamination-free operations in the technology, food, healthcare and pharmaceutical industries. We provide reusable and disposable garment programs and all of our cleanroom plants are either ISO 9001-2000 certified or have their initial ISO 9001-2000 audits pending.

Operations

We operate our uniform rental business as a network of 76 laundry plants and 144 satellite plants and depots supporting over 2,800 pick-up and delivery routes. We operate a fleet of service vehicles that pick up and deliver uniforms for cleaning and maintenance.

We operate cutting and sewing plants in Mexico, which satisfy a substantial amount of our standard uniform inventory needs. We also purchase additional uniform and textile products as well as equipment and supplies from several domestic suppliers and, to a limited extent, from non-domestic suppliers. The loss of any one vendor would not have a significant impact on us.

Sales and marketing

Our route sales drivers and sales representatives are responsible for selling our services to current and potential customers and developing new accounts through the use of an extensive, proprietary database of pre-screened and qualified business prospects. Our customer service representatives and district managers are active salespeople as well. We build our brand identity through local advertising, promotional initiatives and through our distinctive service vehicles. Our customers frequently come to us through client referrals, either from our uniform rental business or from our other service sectors. Our customer service representatives generally interact on a weekly basis with their clients, while our support personnel are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees and other customer service needs.

In connection with the provision of our services, we have developed or acquired long-standing brand name recognition through our ApparelOne®, WearGuard® and Crest® uniform programs. Our ApparelOne program assists customers in meeting their specific needs by offering quality and brand name products through a combination of rental, lease or purchase options. We customize the program on an individual client basis to offer a single catalog and/or website specifically tailored to the client’s needs.

Types of contracts

We typically serve our rental customers under written service contracts for an initial term of three to five years. While customers are not required to make an up-front investment for their uniforms, in the case of nonstandard uniforms and certain specialty products or programs, customers typically agree to reimburse us for our costs if they terminate their agreement before completion of the current service term.

Competition

Although the U.S. rental industry has experienced some consolidation, there is significant competition in all the areas that we serve, and such competition varies from location to location. Although much of the competition consists of smaller local and regional firms, we also face competition from other large national firms such as Cintas Corporation, G&K Services, Inc. and Unifirst Corporation. We believe that the primary competitive factors that affect our operations, in order of importance, are quality, service, design, consistency of product, garment cost and distribution capability, particularly for large multi-location customers, and price. We believe that our ability to compete effectively is enhanced by the quality and breadth of our product line.

Uniform and Career Apparel—Direct Marketing segment

Our Uniform and Career Apparel—Direct Marketing segment designs, sells and distributes personalized uniforms, rugged work clothing, outerwear, business casual apparel and footwear, public safety equipment and accessories through mail order catalogs, the internet, telemarketing, retail and field sales representatives. In fiscal 2006, this segment generated $418 million in sales, or 4% of our total company sales, substantially all in the United States. Teamed with our rental business, our direct marketing enables us to provide a total uniform solution to our clients.

Customers and services

WearGuard-Crest. We are a designer and leading national distributor of distinctive image apparel, which includes uniforms and work clothing, to workers in a wide variety of industries including construction, utilities, repair and maintenance services, restaurant and hospitality. We deliver expanded services to customers through catalog, the internet and telemarketing sales channels. With its recognized brand name, WearGuard designs and embroiders personalized uniforms and logos for customers through an extensive computer assisted design center and distributes work clothing, outerwear, business casual apparel and footwear throughout the United States. WearGuard operates one company outlet store under the WearGuard name.

Galls. Galls is one of the country’s largest suppliers of uniforms and equipment to public safety professionals. This multi-channel business (catalog, telemarketing sales, field sales, the internet and retail) caters to the special needs of people involved in public safety, law enforcement, fire fighting, federal government agency, military and emergency medical services. Galls markets public safety equipment and apparel under the Galls, Dynamed and other brand names to over one million individuals, as well as to public safety departments, private security companies and the Military. Galls operates seven retail store locations in California and Kentucky.

Operations

We conduct our direct marketing activities principally from our facilities in Norwell, Massachusetts; Salem, Virginia; Lexington, Kentucky; and Reno, Nevada. None of our customers individually represents a material portion of our sales. We manufacture a significant portion of our uniform requirements and offer a variety of customized personalization options such as embroidery and logos. We also purchase uniforms and other products from a number of domestic and international suppliers.

Sales and marketing

Our direct marketing operations distribute approximately 27 million catalogs annually to approximately 6 million existing and prospective customers. Catalog distribution is based on the selection of recipients in accordance with predetermined criteria from customer lists developed by WearGuard and Galls as well as those purchased or rented from other organizations. Our in-bound and out-bound telemarketing operations are staffed by approximately 500 trained professionals. We also sell across the Internet at www.aramark-uniform.com and www.galls.com.

Types of contracts

Because the bulk of our customers purchase on a recurring basis, our backlog of orders at any given time consists principally of orders in the process of being filled. With the exception of certain governmental bid business, most of our direct marketing business is conducted under invoice arrangement with repeat customers.

Our direct marketing segment is, to a large degree, relationship-centered. While we have long term relationships with some of our larger customers, we generally do not have contracts with these customers. If such a relationship with one of our larger customers were to be terminated, it could have an adverse effect on our direct marketing segment.

Competition

Competition for direct sales varies based on numerous factors such as geographic, product, customer and marketing issues. We believe that the primary competitive factors that affect our direct marketing operations are quality, service, design consistency of products, distribution and price. While there are other companies in the uniform, work clothing or public safety direct marketing business that have financial resources comparable to ours, much of the competition consists of smaller local and regional companies and numerous retailers, including some large chain apparel retailers, as well as numerous catalog sales sources.

Seasonality

Due to a number of factors, primarily related to the weather in the northern tier of the United States and the Thanksgiving-Christmas holiday period, there historically has been a seasonal increase in the sales of direct sale apparel and outerwear during our first fiscal quarter.

Employees of ARAMARK

As of September 29, 2006, we had a total of approximately 240,000 employees, including seasonal employees, consisting of approximately 160,000 full-time and approximately 80,000 part-time employees in our four business segments. The number of part-time employees varies significantly from time to time during the year due to seasonal and other operating requirements. We generally experience our highest level of employment during the fourth quarter. The approximate number of employees by segment is as follows: Food and Support Services—United States: 150,000; Food and Support Services—International: 75,000; Uniform and Career Apparel—Rental: 13,000; and Uniform and Career Apparel—Direct Marketing: 1,800. In addition, the ARAMARK corporate staff is approximately 200 employees.

Approximately 37,000 employees in the United States are covered by collective bargaining agreements. We have not experienced any material interruptions of operations due to disputes with our employees and consider our relations with our employees to be satisfactory.

Governmental regulation

We are subject to various governmental regulations, such as environmental, labor, employment, health and safety laws and liquor licensing and dram shop laws. In addition, our facilities and products are subject to periodic inspection by federal, state, and local authorities. We have established, and periodically update, various internal controls and procedures designed to maintain compliance with these regulations. Our compliance programs are subject to changes in federal or state legislation, or changes in regulatory interpretation, implementation or enforcement. From time to time both federal and state government agencies have conducted audits of our billing practices as part of routine investigations of providers of services under government contracts, or otherwise. Like others in our business, we receive requests for information from governmental agencies in connection with these audits. If we fail to comply with applicable laws, we may be subject to criminal sanctions or civil remedies, including fines, injunctions, seizures or debarment from government contracts.

Our operations are subject to various governmental regulations, including those governing:

•	the service of food and alcoholic beverages;

•	minimum wage, overtime, wage payment and employment discrimination;

•	governmentally funded entitlement programs;

•	environmental protection;

•	human health and safety;

•	customs, import and export control laws; and

•	federal motor carrier safety.

Food and Support Services segments

There are a variety of regulations at various governmental levels relating to the handling, preparation and serving of food, including in some cases requirements relating to the temperature of food, the cleanliness of the kitchen, and the hygiene of personnel, which are enforced primarily at the local public health department level. While we attempt to comply with all applicable laws and regulations, we cannot assure you that we are in full compliance at all times with all of the applicable laws and regulations referenced above. Furthermore, additional or amended regulations in this area may significantly increase the cost of compliance.

In addition, various federal and state and provincial agencies impose nutritional guidelines and other requirements on us at certain of the education and corrections facilities we serve. There can be no assurance that federal or state legislation, or changes in regulatory implementation or interpretation of government regulations, would not limit our activities in the future or significantly increase the cost of regulatory compliance.

Because we serve alcoholic beverages at many sports, entertainment and recreational facilities, including convention centers and national and state parks, we also hold liquor licenses incidental to our contract food service business and are subject to the liquor license requirements of the jurisdictions in which we hold a liquor license. As of September 29, 2006, our subsidiaries held liquor licenses in 43 states and the District of Columbia, three Canadian provinces and certain other countries. Typically, liquor licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of our operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere. Some of our contracts require us to pay liquidated damages during any period in which our liquor license for the facility is suspended, and most contracts are subject to termination if we lose our liquor license for the facility. Our service of alcoholic beverages is also subject to state, provincial and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to minors or visibly intoxicated persons. If we violate dram shop laws, we may be liable to the patron or to third parties for the acts of the patron. We sponsor regular training programs designed to minimize the likelihood of such a situation. However, we cannot guarantee that intoxicated or minor patrons will not be served or that liability for their acts will not be imposed on us.

Uniform and Career Apparel segments

Our uniform rental segment is subject to various federal, state and local laws and regulations, including the federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. In particular, industrial laundries use and must discharge wastewater containing detergents and other residues from the laundering of garments and other merchandise through publicly operated treatment works or sewer systems and are subject to volume and chemical discharge limits and penalties and fines for non-compliance. We are attentive to the environmental concerns surrounding the disposal of these materials and have through the years taken measures to avoid their improper disposal. In the past, we have settled, or contributed to the settlement of, actions or claims brought against us relating to the disposal of hazardous materials. We may, in the future, be required to expend material amounts to rectify the consequences of any such disposal. Under federal and state environmental laws, we may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from our owned or leased property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether we knew about or were responsible for the presence of such hazardous or toxic substances. We may not know whether acquired or leased locations have been operated in compliance with environmental laws and regulations or that our future uses or conditions will not result in the imposition of liability upon us under such laws or expose us to third party actions such as tort suits.

We do not anticipate any capital expenditures for environmental remediation that would have a material effect on our financial condition, and we are not aware of any material non-compliance by us with environmental laws.

Intellectual property

We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business. Other than the ARAMARK brand, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

Properties

Our principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107. Our principal real estate is comprised of primarily Uniform and Career Apparel Facilities. As of September 29, 2006, we operated 287 service facilities in our Uniform and Career Apparel and Food and Support Services segments, consisting of industrial laundries, cleanroom laundries, warehouses, distribution centers, satellites, depots, stand alone garages and retail stores that are located in 40 states, Puerto Rico, Mexico and Canada. In addition, we operate three cutting and sewing plants in Mexico. Of these, approximately 59% are leased and approximately 41% are owned. We also own 16 buildings that we use in our food and support services segment, including one large conference center, two office buildings and several office/warehouse spaces, and we lease approximately 185 premises, consisting of offices, office/warehouses and distribution centers. In addition, we lease facilities throughout the world that we use in our Food and Support Services—International segment. We also maintain other real estate and leasehold improvements, which we use in the uniform and career apparel and food and support services segments. No individual parcel of real estate owned or leased is of material significance to our total assets.

Legal proceedings

In connection with our acquisition of certain assets of Fine Host Corporation, we received and have cooperated with document requests from the United States Attorney’s Office for the Southern District of New York and the United States Department of Agriculture’s Office of Inspector General regarding certain billing practices that Fine Host Corporation put in place prior to our acquisition of the assets of Fine Host Corporation. On September 30, 2005, we signed a settlement agreement with Fine Host Corporation in connection with certain claims for indemnification we had made under our acquisition agreement with Fine Host Corporation.

Our business is subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of water wastes and other substances. We engage in informal settlement discussions with federal, state and local authorities regarding allegations of violations of environmental laws at operations relating to primarily our uniform rental segment or to businesses conducted by our predecessors, the aggregate amount of which and related remediation costs we do not believe should have a material adverse effect on our financial condition or results of operations.

From time to time, we are a party to various legal actions involving claims incidental to the conduct of our business, including actions by clients, customers, employees and third parties, including under federal and state employment laws, wage and hour laws, customs, import and export control laws and dram shop laws. Based on information currently available, advice of counsel, available insurance coverage, established reserves and other resources, we do not believe that any such current actions are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or cash flows.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company, which is cooperating in the investigation. See “Risk factors—If we fail to comply with requirements imposed by applicable law or other governmental regulations, we could become subject to lawsuits and other liabilities and restrictions on our operations that could significantly and adversely affect our business.”

In March 2000, Antonia Verni, by guardian ad litem, and Fazila Verni sued the Company and certain affiliates, along with Ronald Verni, David Lanzaro, the New Jersey Sports & Exposition Authority, the N.Y. Giants, Harry M. Stevens, Inc. of New Jersey, Shakers, The Gallery, Toyota Motors of North America, Inc. and the National Football League, for monetary damages for injuries they suffered. On January 18 and 19, 2005, a New Jersey jury found ARAMARK Corporation and certain affiliates liable for approximately $30 million in compensatory damages and $75 million in punitive damages in connection with an automobile accident caused by an intoxicated driver who attended a professional football game at which certain affiliates of the Company provided food and beverage service. The Company and its affiliates appealed the judgment to the Appellate Division of Superior Court of New Jersey on April 13, 2005. On August 3, 2006, the Appellate Division of the Superior Court issued its decision reversing the entire verdict of the trial court. The Appellate Division cited multiple errors by the trial court and reversed the finding of liability against the Company and its affiliates. The Appellate Division reversed both the compensatory and punitive damage awards and remanded the matter back to the trial court for a new trial. On June 1, 2007, the Company and certain affiliates entered into a settlement agreement with the plaintiffs, which settlement would not have a material impact on the Company’s results of operations or financial position. The settlement agreement must be approved by the Superior Court of New Jersey.

On May 1, 2006, two cases were filed in the Court of Chancery of the State of Delaware in New Castle County against the Company and each of the Company’s directors. The two cases are putative class actions brought by stockholders alleging that the Company’s directors breached their fiduciary duties to the Company in connection with the proposal from a group of investors led by Mr. Neubauer to acquire all of the outstanding shares of the Company. On May 22, 2006, two additional cases making substantially identical allegations were brought against the Company and certain of its directors, one in the Court of Common Pleas in Philadelphia, Pennsylvania (in which only the Company and Mr. Neubauer were named as defendants) and another in the Court of Chancery of the State of Delaware in New Castle County (in which the Company and all directors were named as defendants). All of the cases make claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On June 7, 2006, the Court of Chancery of the State of Delaware consolidated the three pending Delaware actions as In re: ARAMARK Corporation Shareholders Litigation.

On or around August 11, 2006, a fourth punitive class action complaint was filed in the Court of Chancery of the State of Delaware in New Castle County by the City of Southfield Police and Fire Retirement System purportedly on behalf of the Company’s stockholders. The complaint names the Company and each of the

Company’s directors as defendants and alleges that the defendants breached their fiduciary duties to the stockholders in connection with the proposed acquisition of the Company’s outstanding shares and making claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On August 25, 2006, the Court of Chancery of the State of Delaware consolidated this action with In re: ARAMARK Corporation Shareholders Litigation. The parties subsequently entered into agreements to settle the Delaware consolidated actions and the action pending in the Pennsylvania Court of Common Pleas. As part of the agreements, each share of Class A common stock beneficially owned by members of ARAMARK’s management committee at that time (Joseph Neubauer, L. Frederick Sutherland, Bart J. Colli, Timothy P. Cost, Andrew C. Kerin, Lynn B. McKee, Ravi K. Saligram and Thomas J. Vozzo) was to be counted as one vote for purposes of the additional vote to approve the adoption of the merger agreement. In connection with settling the Delaware action, counsel for the plaintiffs agreed to seek court approval of no more than $2.1 million in attorneys’ fees and expenses, which amount the Company agreed not to oppose. On April 12, 2007, the Delaware Chancery Court approved the settlement between the parties in the consolidated action, and awarded plaintiffs’ counsel $2.1 million in attorneys’ fees and expenses. In connection with settling the Pennsylvania action, counsel for the plaintiffs agreed to seek court approval of no more than $1.55 million in attorneys’ fees and expenses, which amount the Company agreed not to oppose. On May 16, 2007, the Pennsylvania Court of Common Pleas dismissed the Pennsylvania action in connection with the Delaware Chancery Court settlement approval and awarded the plaintiffs’ counsel $1.55 million in fees and expenses.

Management

Our executive officers and directors and their ages as of June 6, 2007 are as follows:

Name	Age	Position
Joseph Neubauer	65	Chairman, Chief Executive Officer and Director

Bart J. Colli	59	Executive Vice President, General Counsel and Secretary

Christopher S. Holland	40	Senior Vice President, Treasurer and Director

Andrew C. Kerin	43	Executive Vice President and President, ARAMARK Domestic Food, Hospitality and Facilities

John M. Lafferty	63	Senior Vice President, Controller and Chief Accounting Officer

Lynn B. McKee	51	Executive Vice President, Human Resources

Ravi K. Saligram	50	Executive Vice President and President, ARAMARK International

L. Frederick Sutherland	55	Executive Vice President, Chief Financial Officer and Director

Thomas J. Vozzo	45	Executive Vice President and President, ARAMARK Uniform and Career Apparel

Joseph Neubauer has been our Chairman and Chief Executive Officer since September 2004. From January 2004 to September 2004, he served as our Executive Chairman. Mr. Neubauer also served as our Chief Executive Officer from February 1983 to December 2003 and as our Chairman from April 1984 to December 2003. He was our President from February 1983 to May 1997. He is a director of Verizon Communications Inc., Federated Department Stores, Inc. and Wachovia Corporation.

Bart J. Colli joined us in February 2000 as General Counsel and was elected as our Executive Vice President and Secretary in March 2000. Prior to joining us, he was a partner with McCarter & English LLP since 1985.

Christopher S. Holland has been our Senior Vice President and Treasurer since May 2006. He joined us in November 2003, and he became our Vice President and Treasurer in December 2003. Prior to joining us, Mr. Holland served as Vice President, Investment Banking at J.P. Morgan Chase & Co. since 1998.

Andrew C. Kerin has served as our Executive Vice President since November 2006 and President, ARAMARK Domestic Food, Hospitality and Facilities since April 2006. From November 2004 to November 2006 he served as Senior Vice President and from November 2004 to April 2006 as President, ARAMARK Healthcare, Facilities and Education. He served as President, ARAMARK Healthcare and Education from January 2004 to November 2004, and from May 2002 to January 2004, as President, Healthcare and Facilities Group. Prior to that, he served as President, ARAMARK ServiceMaster Facility Services from November 2001 to May 2002 and as President, ARAMARK Correctional Services from June 2001 to November 2001. Mr. Kerin served with ARAMARK Facility Support Services as President from September 1999 to June 2001, as Senior Vice President from April 1998 to September 1999 and as Vice President from when he joined us in October 1995 to April 1998.

John M. Lafferty joined us and was elected as our Senior Vice President and appointed Controller and Chief Accounting Officer in August 2000. Prior to joining us, he retired as a partner with Arthur Andersen LLP, where he had been a partner since 1977.

Lynn B. McKee has been our Executive Vice President, Human Resources since May 2004. From January 2004 to May 2004, she was our Senior Vice President of Human Resources and from September 2001 to

December 2003, she served as Senior Vice President of Human Resources for our Food and Support Services Group. From August 1998 to August 2001, Ms. McKee served as our Staff Vice President, Executive Development and Compensation.

Ravi K. Saligram was elected as our Executive Vice President in November 2006 and President, ARAMARK International in November 2004. From November 2004 to November 2006, Mr. Saligram served as our Senior Vice President. He joined us in June 2003 as President, ARAMARK International. Prior to joining us, Mr. Saligram held various positions with the Inter-Continental Hotel Group from 1994 to 2002, most recently as President, Brands & Franchise, North America from October 2000 to July 2002, as Chief Marketing Officer & Managing Director, Global Strategy from August 1999 to September 2000, and as President, International from June 1998 to July 1999. Mr. Saligram is a director of Church & Dwight Co., Inc.

L. Frederick Sutherland became our Chief Financial Officer in May 1997. He has served as an Executive Vice President since May 1993. From May 1993 to May 1997, he also served as President of our Uniform Services division and from February 1991 to May 1993, he served as our Senior Vice President of Finance and Corporate Development. Mr. Sutherland served as our Treasurer from February 1984 to February 1991. Mr. Sutherland is a director of Consolidated Edison, Inc.

Thomas J. Vozzo was elected as our Executive Vice President in November 2006 and has served as President, ARAMARK Uniform and Career Apparel since April 2003. From November 2004 to November 2006, he served as our Senior Vice President. Prior to that, Mr. Vozzo served in various divisions of ARAMARK Uniform and Career Apparel, including as President, Direct Marketing Group from July 2002 to April 2003 and President, Galls from January 1997 to April 2003. He served as Executive Vice President, Galls from April 1996 to January 1997 and as WearGuard Vice President, Marketing and then Vice President, Sales and Marketing from January 1992 to April 1996.

Directors Compensation

The Company does not compensate its directors, all of whom are employees of the Company, for their service on the board of directors or any committee of the board of directors.

Employment agreements

We have employment agreements or arrangements with all of our officers under which they are currently being paid annual salaries ranging up to $1,000,000. Generally, these contracts are for indeterminate periods terminable by either party, in most cases subject to advance notice and post-employment severance and benefit obligations.

Agreement with Mr. Neubauer

Under Mr. Neubauer’s employment agreement, he is employed by us as our chairman and chief executive officer for a period beginning on the effective date of the employment agreement and ending on the second anniversary of a notice of termination of the employment agreement given by either party unless earlier terminated pursuant to its terms. The agreement provides for Mr. Neubauer to receive a base salary of $1,000,000, which will be reviewed periodically by the board in connection with its review of Mr. Neubauer’s performance. The board can increase, but not decrease, his salary in its discretion. Mr. Neubauer’s bonus is determined by the Compensation Committee of Holdings, our ultimate parent company, pursuant to the terms of the Company’s Senior Executive Annual Performance Bonus Arrangement and Mr. Neubauer is eligible to participate in the equity incentive plans of Holdings and the Company and all retirement and welfare programs applicable to senior executives of the Company at benefit levels applicable to the Company’s chief executive officer.

Mr. Neubauer’s employment agreement also provides that he will receive a supplemental retirement benefit for the duration of his life following his termination of employment, with a 50% survivor benefit for his surviving spouse for her lifetime. The annual supplemental retirement benefit will be equal to 50% of the sum of his base salary and his average bonus for the three years prior to his termination (or, if higher, his average annual bonus from 2001 to 2003), less any amounts payable under the survivor income protection plan in which Mr. Neubauer participates. Currently, the survivor income protection plan provides for a surviving spouse to receive the executive’s full base salary for one year after the executive’s death and one-half of the executive’s base salary for the subsequent nine years.

Mr. Neubauer’s employment agreement also provides that, in general, after termination of Mr. Neubauer’s employment by us without cause or by Mr. Neubauer’s resignation with good reason (as each is defined in the agreement), including a resignation by Mr. Neubauer within 12 months following a change of control (as defined in the agreement), Mr. Neubauer will receive the following payments and benefits:

•	A pro rata bonus for the year of termination based on his average bonus over the three immediately preceding years (or, if higher, 2001-2003);

•	Lump sum payments of two times his base salary;

•	A lump sum payment of two times his average bonus for the three years prior to his termination (or, if higher, 2001-2003);

•	The supplemental retirement benefit mentioned above;

•	Participation in the Company’s survivor income protection plan, certain health and welfare plans and other perquisites (such as his company car) for up to three years;

•	Full vesting of his stock options and purchase opportunities;

•	Participation in the Company’s executive health plan at his own expense for three years; and

•	Other accrued but unpaid salary and benefits.

During his employment term and for a period of two years thereafter, Mr. Neubauer is subject to a non-competition covenant.

We have agreed to use our best efforts to cause Mr. Neubauer to be a member of our board during the term of Mr. Neubauer’s employment agreement. In addition, if any payment or benefit payable to Mr. Neubauer after a change in ownership or control of the Company would be considered a parachute payment subject to a federal excise tax, then we will pay Mr. Neubauer an additional payment or benefit to gross-up the amount of the excise tax.

We have a split dollar life insurance agreement with Mr. Neubauer. The agreement relates to life insurance policies owned by a trust created by Mr. Neubauer. Pursuant to the agreement, prior to 2003, we paid a substantial portion of the premiums on the policies, such amounts to be repaid from the proceeds of the policies upon their termination. At September 29, 2006, the amount of the premium repayment obligation was $2,497,692. We do not charge interest in each fiscal year on this amount. However, we have in the past captured at least some of the foregone interest because we reduced the amount of the interest that would otherwise accrue on Mr. Neubauer’s deferred compensation. We hold a security interest in the policies to secure the repayment of the premium amount paid by us. This arrangement terminates upon the termination of Mr. Neubauer’s employment (other than by reason of his retirement).

Agreements with Messrs. Sutherland, Kerin, Colli, Saligram and Vozzo and Ms. McKee.

In 2007, Messrs. Sutherland, Kerin, Colli, Saligram and Vozzo and Ms. McKee will receive annual base salaries of $630,000, $610,000, $575,000, $525,000, $525,000 and $525,000, respectively.

We have entered into indemnification agreements with our directors and executive officers, among others, that provide substantially similar rights to which directors and officers are currently entitled pursuant to the Company’s certificate of incorporation and by-laws and that spell out further the procedures to be followed in connection with indemnification.

Severance agreements/change of control

All of our current executive officers have entered into agreements relating to employment and post-employment competition. The agreements generally provide for severance payments of up to 18 months base salary to be made to the executive and a continuation of benefits in the event that the executive’s employment is terminated by the Company for any reason other than for “cause” (as defined in the agreements). We anticipate that seven of our executive officers will shortly enter into new agreements with the Company that will, in addition to providing substantially the same benefits described in the previous sentence, also provide for an addenda to their agreements, which provide for increased severance benefits if the executive’s employment is terminated under certain circumstances in connection with a future change in control of the Company. In general, if the executive’s employment is terminated by us without cause within the three year period following a change in control, or in certain circumstances in anticipation of a change in control, or if the executive resigns within the three year period after the change of control with good reason (as defined in the agreement), the executive is entitled to:

•	A payment equal to a multiple of two times the executive’s base salary and target bonus (or the prior year’s actual bonus, if higher) (the “Change of Control Payment”);

•	a pro rata portion of the executive’s target bonus for the fiscal year of termination based on the portion of the year during which he or she was employed;

•	as noted above, cash severance benefits of up to 18 months of pay based on the executive’s length of service with the Company (the “Severance Payment”);

•	continuation of certain health and welfare benefits for a period of 24 months; and

•	up to two years of outplacement benefits, at a maximum cost of 20% of the executive’s base salary.

Each agreement entitles the executive to an excise tax gross up in respect of any payments and benefits received in connection with a change in control of ARAMARK that exceed the limit under Section 280G of the Internal Revenue Code. The agreements provide for perpetual non-disclosure and non-disparagement covenants and two-year post-employment noncompete, nonsolicitation and non-hire covenants. The noncompetition covenant is reduced to one year upon a termination without cause or resignation for good reason after a change in control of ARAMARK.

Executive Compensation Matters Relating to the Transactions

Payments relating to severance agreements/change of control

Prior to January 2007, each of our executive officers had in effect severance agreements, substantially similar to those described above, that were triggered by the Transactions.

At the completion of the merger, in lieu of the payments and benefits outlined above, we paid to each such executive (i) an amount equal to the Severance Payment in restricted stock of Holdings (which has been treated as part of the executive’s initial equity investment) which will vest upon the earlier of (a) 12 months following the closing or (b) the termination without cause of the executive or the termination by such executive for “good reason,” each as defined in the executive’s agreement and (ii) an amount equal to the Change of Control Payment in cash.

Twenty-one non-executive officers had also entered into agreements that contain substantially similar provisions for payments in certain circumstances in connection with a change in control of the company, except that the Change of Control Payment is equal to one times the executive’s base salary and target bonus (or the prior year’s actual bonus, if higher) and the cash severance benefits are generally up to twelve months of pay. At the completion of the merger, in lieu of the benefits to which such non-executives might otherwise have been entitled, we also paid cash and restricted stock of Holdings on the same terms as described above for the executive officers. The aggregate value of such payments was $15.1 million.

The following table shows the amount of the cash and restricted stock payments that was made to our executive officers other than Messrs. Lafferty and Holland who were not entitled to such payment.

	Amount of Cash Payment	Amount of Restricted Stock of Holdings
Joseph Neubauer	N.A.
Bart J. Colli	$1,750,000	$787,500
Timothy P. Cost	$1,700,000	$500,000
Andrew C. Kerin	$1,950,000	$862,500
Lynn B. McKee	$1,700,000	$750,000
Ravi K. Saligram	$1,700,000	$500,000
L. Frederick Sutherland	$2,000,000	$900,000
Thomas J. Vozzo	$1,700,000	$750,000

*	Excludes the value of acceleration of vesting of equity awards, as reported separately herein.

ARAMARK stock options and restricted stock

As of the effective time of the Merger, all outstanding options for our common stock became fully vested and immediately exercisable.

The following table summarizes the vested and unvested options with exercise prices of less than $33.80 per share held by our executive officers immediately prior to the effective time of the Merger and the consideration that each of them received pursuant to the merger agreement in connection with the cancellation of their options:

	Unvested Options	Weighted Average Exercise Price of Unvested Options	Vested Options	Weighted Average Exercise Price of Vested Options	Resulting Consideration(1)
Executive Officers
Joseph Neubauer	190,000	25.62	130,000	25.74	$2,602,000
Bart J. Colli	92,500	24.94	142,500	23.77	$2,249,350
Timothy P. Cost	130,000	24.28	85,000	24.19	$2,054,350
Christopher S. Holland	22,000	25.51	32,000	26.09	$429,120
Andrew C. Kerin	97,500	24.57	173,500	23.84	$2,627,700
John M. Lafferty	25,000	25.07	75,000	23.10	$1,020,800
Lynn B. McKee	101,500	25.50	121,500	24.37	$1,780,978
Ravi K. Saligram	122,500	24.15	54,100	24.55	$1,682,858
L. Frederick Sutherland	92,500	24.94	62,500	24.75	$1,385,350
Thomas J. Vozzo	117,500	24.46	222,500	22.95	$3,511,450

(1)	The amounts set forth in this “Resulting Consideration” column are calculated based on the actual exercise prices underlying the related options, as opposed to the weighted average exercise price per share of vested and unvested options.

As of the effective time of the merger, all of our restricted stock units became immediately vested and free of restrictions. Any such restricted stock units were then canceled, and the holder of each such restricted stock unit received a cash payment of $33.80 per share of common stock subject to a restricted stock unit.

The following table summarizes the restricted stock units, including under the company’s Management Stock Purchase Program, held by our executive officers immediately prior to the effective time of the Merger and the consideration that each of them received pursuant to the merger agreement in connection with the cancellation of such restricted stock units:

	Number of Unvested Restricted Stock Units	No. of Vested Restricted Stock Units	Resulting Consideration
Executive Officers
Joseph Neubauer	28,228	43,308	$2,417,917
Bart J. Colli	30,847	18,065	$1,653,226
Timothy P. Cost	29,658	16,782	$1,569,672
Christopher S. Holland	6,160	5,814	$404,721
Andrew C. Kerin	29,619	17,195	$1,582,313
John M. Lafferty	3,850	—	$130,130
Lynn B. McKee	32,121	17,595	$1,680,401
Ravi K. Saligram	28,723	16,013	$1,512,077
L. Frederick Sutherland	31,597	18,911	$1,707,170
Thomas J. Vozzo	29,565	20,149	$1,680,333

Investment by the management participants in Holdings

In connection with the Transactions, Mr. Neubauer contributed 7,055,172.83 shares of Class A common stock (having an aggregate value of $200 million) to Holdings. In addition, approximately 260 members of our management invested in the equity of Holdings in connection with the Transactions. See “The Transactions.”

Participation in equity incentive plans of Holdings

In connection with the merger, Holdings has adopted an option plan under which employees, including the Company’s executive officers, are eligible to receive options to acquire the capital stock of Holdings. The new option plan permits the grant of options covering approximately 15.5% of the fully-diluted equity of Holdings. Approximately 11% of the fully-diluted equity of Holdings was granted at or shortly following the closing of the Transactions, with the remainder of the options to be granted in future years. Fifty percent of the options granted vest solely based upon continued employment over a specific period of time and 50% of the options granted at or shortly following closing vest based upon both continued employment over a specific period of time and the achievement of predetermined performance targets over time. The options granted at and shortly following the closing of the Transactions have an exercise price per share that is equal to the fair market value of the underlying shares at the time of grant, which has been the same as the per share price paid by the Sponsors. Options granted thereafter will also have an exercise price per share that is equal to the fair market value of the underlying shares at the time of grant. The options, and the shares underlying the options, are subject to the stockholders’ agreement described under “The Transactions.”

Executive compensation matters prior to the Transactions

Summary compensation table

The following table contains certain information about compensation earned during the last three fiscal years by our chief executive officer and the six other executive officers who were the most highly compensated during fiscal 2006.

		Annual Compensation			Long-term Compensation Awards*		All Other Compensation(4)
Name and Current Principal Position	Fiscal Year	Salary	Bonus(1)	Other Annual Compensation(2)	Restricted Stock Award ($)(3)	Securities Underlying Options
Joseph Neubauer	2006	$1,000,000	$1,750,000	$211,706	$448,131	120,000	$9,000
Chairman and	2005	1,000,000	1,600,000	202,650	400,000	200,000	8,400
Chief Executive Officer	2004	1,000,000	800,000	168,243	200,000	—	7,800

L. Frederick Sutherland	2006	592,800	450,000	—	491,338	60,000	9,000
Executive Vice	2005	568,750	375,000	—	418,557	50,000	8,400
President	2004	538,500	350,000	—	373,877	45,000	7,800
and Chief Financial
Officer

Andrew C. Kerin	2006	525,850	450,000	—	489,209	60,000	10,752
Executive Vice	2005	461,500	350,000	—	404,218	75,000	10,152
President and President	2004	405,750	230,000	—	286,469	30,000	7,800
Domestic Food,
Hospitality and Facilities

Bart J. Colli	2006	517,800	425,000	—	478,493	60,000	10,752
Executive Vice	2005	492,500	365,000	—	413,557	50,000	10,152
President,	2004	459,200	325,000	—	361,377	45,000	10,200
General Counsel and
Secretary

Lynn B. McKee	2006	492,800	425,000	—	478,782	60,000	9,000
Executive Vice	2005	462,500	355,000	—	408,557	50,000	8,400
President,	2004	362,000	300,000	—	451,279	63,000	7,800
Human Resources

Ravi K. Saligram	2006	492,800	425,000	—	476,863	60,000	9,000
Executive Vice	2005	465,000	320,000	—	393,921	75,000	8,400
President and	2004	432,500	220,000	—	282,378	30,000	4,216
President, ARAMARK
International

Thomas J. Vozzo	2006	493,750	400,000	—	464,845	60,000	6,300
Executive Vice	2005	460,000	325,000	—	396,859	75,000	6,300
President and	2004	411,250	230,000	—	343,072	45,000	5,323
President, ARAMARK
Uniform and Career
Apparel

*	The awards listed hereunder were canceled and paid out at the effective time of the merger. Please see “—Participation in equity incentive plans of the surviving corporation” for more information on the new option plan to be adopted in connection with the Transactions.
(1)	The amounts in this column for 2006 include amounts of bonus deferred under the Management Stock Purchase Program (“MSPP”) for which the named executive officers received restricted stock units—for Mr. Neubauer, $437,500 (13,083 restricted stock units), for Messrs. Sutherland and Kerin, $225,000 (6,728 restricted stock units), for Messrs. Colli and Saligram and Ms. McKee, $212,500 (6,354 restricted stock units), and for Mr. Vozzo $200,000 (5,980 restricted stock units). Restricted stock units received in lieu of bonus under the MSPP are immediately vested.

(2)	The amounts disclosed in this column for 2006 include, with respect to Mr. Neubauer, $94,430 representing the Company’s payment of premiums for survivor insurance and $72,546 for Mr. Neubauer’s personal use of the Company’s airplane. The amounts disclosed in this column for 2005 include, with respect to Mr. Neubauer, $91,058 representing the Company’s payment of premiums for survivor insurance and $75,251 for Mr. Neubauer’s personal use of the Company’s airplane. The amounts disclosed in this column for 2004 include, with respect to Mr. Neubauer, $85,761 representing the Company’s payment of premiums for survivor insurance and $48,526 for Mr. Neubauer’s personal use of the Company’s airplane. In accordance with SEC rules, no disclosure is made with regard to officers whose perquisites are the lesser of either $50,000 or 10% of the total annual salary and bonus reported for the named executive officer.
(3)	The amounts in this column for 2006 include:
(a)	The value of restricted stock units granted to each of the named executive officers as of the date of grant—for Messrs. Sutherland, Kerin, Colli, Saligram and Vozzo and Ms. McKee, $253,500 (10,000 restricted stock units). These restricted stock unit grants vest in equal annual installments on each of the first four anniversaries of the date of grant.
(b)	Matching amounts contributed by the Company under the MSPP for each of the named executive officers—for Mr. Neubauer, $437,500 (13,083 restricted stock units), for Messrs. Sutherland and Kerin, $225,000 (6,728 restricted stock units), for Messrs. Colli and Saligram and Ms. McKee, $212,500 (6,354 restricted stock units) and for Mr. Vozzo $200,000 (5,980 restricted stock units). These matching restricted stock units vest in equal annual installments on each of the first four anniversaries of the date of grant.
(c)	Dividend equivalents credited to each of the named executive officers in respect of their restricted stock units—for Mr. Neubauer, $10,631, for Mr. Sutherland, $12,838, for Mr. Kerin, $10,709, for Mr. Colli $12,493, for Ms. McKee, $12,782, for Mr. Saligram, $10,863, and for Mr. Vozzo, $11,345. Dividends are credited in respect of all restricted stock units.

Each of the grants of restricted stock units listed in this column vests in equal annual installments on the first four anniversaries of the date of grant except for dividend equivalent restricted stock units, which vest at the same time as the restricted stock units to which they are attributable. The number and aggregate value of restricted stock units held by each of the executive officers on September 29, 2006 is as follows: for Mr. Neubauer, 45,370 restricted stock units with a value of $1,490,858, for Mr. Sutherland, 48,592 restricted stock units with a value of $1,596,733, for Mr. Kerin, 43,178 restricted stock units with a value of $1,418,829, for Mr. Colli, 47,276 restricted stock units with a value of $1,553,489, for Ms. McKee, 47,612 restricted stock units with a value of $1,564,530, for Mr. Saligram, 41,651 restricted stock units with a value of $1,368,652, and for Mr. Vozzo, 43,296 restricted stock units with a value of $1,422,707.

In Fiscal 2006, in connection with his promotion to President, Domestic Food, Hospitality and Facilities, Mr. Kerin also received a contingent award of cash in lieu of the grant of 10,000 restricted stock units that he otherwise would have received upon his promotion. Mr. Kerin’s received $338,000 in connection with that grant (10,000 multiplied by the transaction price of $33.80 per share) upon the closing of the Merger.

(4)	The amounts in this column include:
(a)	Company contributions to the 2005 Stock Unit Retirement Plan: with respect to each of the Named Executive Officers except Mr. Vozzo of $9,000 for 2006.
(b)	Company contributions to the ARAMARK Uniform and Career Apparel Retirement Savings Plan with respect to Mr. Vozzo of $6,300 for 2006.
(c)	In 2006, with respect to Messrs. Kerin and Colli, the payment of the $1,752 annual premium for his term life insurance.

Stock Options

Option Grants

The following table sets forth information with respect to the named executive officers concerning individual grants of stock options made in fiscal 2006.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2006	Exercise Price(1)	Expiration Date
Name					5%	10%
Joseph Neubauer	120,000	4.67%	$25.35	11/14/2015	$1,913,097	$4,848,165
L. Frederick Sutherland	60,000	2.34%	$25.35	11/14/2015	$956,549	$2,424,082
Andrew C. Kerin	60,000	2.34%	$25.35	11/14/2015	$956,549	$2,424,082
Bart J. Colli	60,000	2.34%	$25.35	11/14/2015	$956,549	$2,424,082
Lynn B. McKee	60,000	2.34%	$25.35	11/14/2015	$956,549	$2,424,082
Ravi K. Saligram	60,000	2.34%	$25.35	11/14/2015	$956,549	$2,424,082
Thomas J. Vozzo	60,000	2.34%	$25.35	11/14/2015	$956,549	$2,424,082

(1)	The exercise price of all option grants reflected in the table are equal to the closing price of our class B common stock on the New York Stock Exchange on the date of grant. Option grants listed in the table vest in equal annual installments on the first four anniversaries of the date of grant.
(2)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercises of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the common stock, the option holder’s continued employment through the option period, and the date on which the options are exercised.

Options Exercised and Unexercised

The following table sets forth information with respect to the named executive officers concerning the exercise of options in fiscal 2006 and unexercised options held as of September 29, 2006, the last day of fiscal 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options(2)		Value of Unexercised In-the-Money Options at Fiscal Year End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph Neubauer	—	—	50,000	270,000	$350,000	$1,951,200
L. Frederick Sutherland	—	—	35,000	120,000	$270,275	$969,375
Andrew C. Kerin	26,000	$476,320	167,250	163,750	$2,508,610	$1,238,950
Bart J. Colli	16,000	$286,720	115,000	120,000	$1,059,050	$969,375
Lynn B. McKee	6,666	$122,121	69,000	135,250	$539,534	$1,049,447
Ravi K. Saligram	—	—	108,750	156,250	$1,061,475	$1,366,325
Thomas J. Vozzo	20,000	$357,333	176,250	163,750	$1,774,350	$1,417,500

(1)	Value realized equals the closing price of our class B common stock on the New York Stock Exchange at the time the option was exercised minus the exercise price of the option, multiplied by the number of shares for which the option was exercised.
(2)	Options exercisable and values of options are determined as of September 29, 2006. Value of an in-the-money option equals the closing price of our class B common stock on September 29, 2006 minus the exercise price of the option, multiplied by the number of shares underlying the option.

Security ownership of certain beneficial owners and management

ARAMARK Holdings Corporation owns 100% of the capital stock of ARAMARK Intermediate Holdco Corporation, which owns 100% of the capital stock of ARAMARK Corporation. ARAMARK Holdings Corporation has a board of directors consisting of the Chief Executive Officer, representatives of our four Sponsors and five independent directors. The board of directors of ARAMARK Intermediate Holdco Corporation consists of the same members as that of ARAMARK Corporation.

The following table sets forth information with respect to the beneficial ownership, as of April 30, 2007, of (i) each individual or entity known by us to own beneficially more than 5% of the common stock of Holdings, (ii) each of our Named Executive Officers, (iii) each of our directors and (iv) all of directors and our executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a ‘‘beneficial owner’’ of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Name and Address of Beneficial Owner	Beneficial Ownership of ARAMARK Corporation Common Stock(1)	Percentage of ARAMARK Corporation Common Stock
GS Capital Partners[2].	206	20.59%
CCMP Capital Investors[3]	103	10.30%
J.P. Morgan Partners[4]	103	10.30%
Thomas H. Lee Partners[5]	206	20.59%
Warburg Pincus LLC[6]	210	21.03%
Joseph Neubauer	97	9.71%
L. Frederick Sutherland[7]	7	*
Andrew C. Kerin	3	*
Bart J. Colli[8]	2	*
Lynn B. McKee	2	*
Ravi K. Saligram	3	*
Thomas J. Vozzo	3	*
Christopher S. Holland	*	*
Directors and Executive Officers as a Group (9 persons)	119	11.93%

*	Less than one percent or one share, as applicable.
[1]

ARAMARK Corporation has 1,000 shares of common stock outstanding, all of which are owned indirectly by ARAMARK Holdings Corporation. Share amounts indicated below reflect beneficial ownership, through ARAMARK Holdings Corporation, by such entities or individuals of these 1,000 shares of ARAMARK Corporation.

[2]

ARAMARK Corporation shares shown as beneficially owned by GS Capital Partners reflect an aggregate of the following record ownership: (i) 22,326,144 shares of Holdings held by GS Capital Partners V Fund, L.P.; (ii) 11,532,758 shares of Holdings held by GS Capital Partners V Offshore Fund, L.P.; (iii) 7,655,956

shares of Holdings held by GS Capital Partners V Institutional, L.P.; and (iv) 885,142 shares of Holdings held GS Capital Partners V GmbH & Co. KG. The address of GS Capital Partners is c/o The Goldman Sachs Group, 85 Broad Street, New York, New York 10004.

[3]

ARAMARK Corporation shares shown as beneficially owned by CCMP Capital Investors reflect an aggregate of the following record ownership: (i) 18,313,470 shares of Holdings held by CCMP Capital Investors II, L.P.; and (ii) 2,886,530 shares of Holdings held by CCMP Capital Investors (Cayman) II, L.P. The address of CCMP Capital Investors is 245 Park Avenue, 16th Floor, New York, New York 10020.

[4]

ARAMARK Corporation shares shown as beneficially owned by JP Morgan Partners reflect an aggregate of the following record ownership: (i) 11,955,003 shares of Holdings held by JP Morgan Partners (BHCA), LP; (ii) 2,865,797 shares of Holdings held by JP Morgan Partners Global Investors, L.P.; (iii) 440,340 shares of Holdings held by JP Morgan Partners Global Investors A, L.P.; (iv) 1,438,760 shares of Holdings held by JP Morgan Partners Global Investors (Cayman), L.P.; (v) 160,899 shares of Holdings held by JP Morgan Partners Global Investors (Cayman) II, L.P.; (vi) 970,308 shares of Holdings held by J.P. Morgan Partners Global Investors (Selldown), L.P.; and (v) 3,368,893 shares of Holdings held by J.P. Morgan Partners Global Investors (Selldown) II, L.P. The address of JP Morgan Partners is 270 Park Avenue, 9th Floor, New York, New York 10017.

[5]

ARAMARK Corporation shares shown as beneficially owned by Thomas H. Lee Partners reflect an aggregate of the following record ownership: (i) 1,000,000 shares of Holdings held by THL Fund VI Bridge Corp.; (ii) 23,610,323 shares of Holdings held by Thomas H. Lee Equity Fund VI, L.P.; (iii) 15,549,648 shares of Holdings held by Thomas H. Lee Parallel Fund VI, L.P.; (iv) 1,911,766 shares of Holdings held by Thomas H. Lee Parallel (DT) Fund VI, L.P.; (v) 136,880 shares of Holdings held by Putnam Investment Holdings, LLC; (vi) 133,565 shares of Holdings held by Putnam Investments Employees Securities Company III LLC; and (vii) 57,818 shares of Holdings held by THL Coinvestment Partners, L.P. The address of Thomas H. Lee Partners is 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

[6]

ARAMARK Corporation shares shown as beneficially owned by Warburg Pincus LLC reflect record ownership of 43,300,000 shares of Holdings held by Warburg Pincus Private Equity IX, L.P. The address of Warburg Pincus LLC is 466 Lexington Avenue, 10th Floor, New York, New York 10017.

[7]	Includes beneficial ownership held by a family partnership for which Mr. Sutherland serves as a general partner.
[8]	Includes beneficial ownership held by an investment trust for which Mr. Colli’s spouse serves as trustee.

Description of other indebtedness

Senior secured credit facilities

Overview

In connection with the Transactions, we have entered into a senior secured credit agreement with JPMorgan Chase Bank, N.A., as LC Facility Issuing Bank and Citibank, N.A., as administrative agent and collateral agent.

On a pro forma basis after giving effect to the Transactions, the senior secured credit facilities provided senior secured financing of $5,000.0 million, consisting of:

•	$4,150.0 million in term loan facilities comprised of various tranches denominated in U.S. dollars, Canadian dollars, euros, yen and pounds sterling;

•

a revolving credit facility of up to $600.0 million comprised of various tranches denominated in U.S. dollars, Canadian dollars, euros and pounds sterling, the full amount of which is available in the form of letters of credit; and

•	a synthetic letter of credit facility of up to $250.0 million.

The borrower under the senior secured credit facilities on the closing date was ARAMARK Corporation. In addition, certain subsidiaries of ARAMARK Corporation were designated as borrowers under certain tranches of the term loan facility and/or the revolving credit facility described above. The revolving credit facility includes borrowing capacity available for letters of credit and, subject to a sublimit, for short-term borrowings referred to as the swingline loans.

The term loan facility consists of the following subfacilities:

•	A U.S. dollar denominated term loan to the Company in the amount of $3,547.0 million;

•	A yen denominated term loan to the Company in the U.S. dollar equivalent of $45.0 million;

•	A U.S. dollar denominated term loan to ARAMARK Canada, Ltd. in the amount of $170.0 million;

•	A euro denominated term loan to ARAMARK Ireland Holdings Limited in an amount equal to the U.S. dollar equivalent of $57.0 million;

•	A sterling denominated term loan to ARAMARK Investments Limited in an amount equal to the U.S. dollar equivalent of $241.0 million; and

•	A euro denominated term loan consisting of separate loans to ARAMARK GmbH and ARAMARK Holdings GmbH & Co. KG in an aggregate principal amount equal to the U.S. dollar equivalent of $90.0 million.

The dollar equivalent amounts shown are estimates based on the exchange rates on the closing date. The aggregate amount of the term loans (taking into account the dollar equivalent based on the exchange rates on the closing date) did not exceed $4,150.0 million.

The revolving credit facility consists of the following subfacilities:

•	A revolving credit facility available for loans in U.S. dollar to the Company with aggregate commitments of $435.0 million;

•	A revolving credit facility available for loans in sterling or U.S. dollars to the U.K. borrower or the Company with aggregate commitments of $40.0 million;

•	A revolving credit facility available for loans in euro or U.S. dollars to the Irish borrower or the Company with aggregate commitments of $20.0 million;

•	A revolving credit facility available for loans in euro or U.S. dollars to the German borrowers or the Company with aggregate commitments of $30.0 million; and

•	A revolving credit facility available for loans in Canadian dollars or U.S. dollars to the Canadian borrower or the Company with aggregate commitments of $75.0 million.

The new senior secured credit facility provides that we have the right at any time to request up to $750.0 million of incremental commitments in the aggregate under one or more incremental term loan facilities and/or synthetic letter of credit facilities and/or revolving credit facilities and/or by increasing commitments under the revolving credit facility. The lenders under these facilities are not under any obligation to provide any such incremental commitments, and any such addition of or increase in commitments are subject to pro forma compliance with an incurrence-based financial covenant and customary conditions precedent. Our ability to obtain extensions of credit under these incremental commitments is subject to the same conditions as extensions of credit under the existing credit facilities.

Interest rate and fees

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs, (b) with respect to borrowings denominated in U.S. Dollars a base rate determined by reference to the higher of (1) the prime rate of the administrative agent, and (2) the federal funds rate plus 0.50% or (c) with respect to borrowings denominated in Canadian dollars, (1) a base rate determined by reference to the prime rate of Canadian banks or (2) a BA (bankers’ acceptance) rate determined by reference to the rate offered for banker’s acceptances in Canadian dollars for the interest period relevant to such borrowing. The initial applicable margin for borrowings is under the revolving credit facility, 2.00% with respect to LIBOR borrowings and 1.00% with respect to base-rate borrowings and, under the term loan facilities and the synthetic letter of credit facilities, 2.00% with respect to LIBOR borrowings and 1.125% with respect to base-rate borrowings. The applicable margins for borrowings under the facilities may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. We must also pay letter of credit fees. The commitment fee rate and the letter of credit fee rate may be reduced subject to our attaining certain leverage ratios.

Prepayments

The senior secured credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•

50% of our annual excess cash flow (as defined in the senior secured credit agreement) commencing with the first full fiscal year following the date of the closing of the Transactions (which percentage will be reduced to 25% if at the time of the applicable prepayment our leverage ratio is equal to or less than 5.25 to 1.00 but greater than 4.50 to 1.00);

•

100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property subject to certain exceptions (including the first $100.0 million of such proceeds following the closing date and the sale of receivables in connection with the receivables facility) and customary reinvestment rights; and

•

100% of the net cash proceeds of any incurrence of debt, including debt incurred by any business securitization subsidiary in respect of any business securitization facility, but excluding proceeds from the receivables facility and other debt permitted under the senior secured credit agreement.

The foregoing mandatory prepayments will be applied to the term loan facilities as directed by us. We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans. In March 2007 we made a voluntarily repayment of $40.0 million on our U.S. dollar denominated term loan under the senior secured credit facility.

If a change of control as defined in the credit agreement (which will be more restrictive than the corresponding definition in the indenture governing the notes) occurs, this will cause an event of default under the credit agreement. Upon an event of default, the credit facilities may be accelerated, in which case we will be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the senior credit facilities.

Amortization

We are required to repay installments on the loans under the term loan facilities in quarterly principal amounts of 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facilities.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities, on which day the commitments thereunder will terminate.

Principal amounts outstanding under the synthetic letter of credit facility are due and payable in full at maturity, seven years from the date of the closing of the senior secured credit facilities, on which day the commitments thereunder will terminate.

Guarantee and security

All obligations under the senior secured credit agreement are unconditionally guaranteed by ARAMARK Intermediate Holdco Corporation and, subject to certain exceptions, substantially all of our existing and future domestic subsidiaries (excluding certain immaterial and dormant subsidiaries, receivables facility subsidiaries, business securitization subsidiaries and certain subsidiaries designated by us under our senior secured credit agreement as “unrestricted subsidiaries”), referred to, collectively, as U.S. Guarantors. All obligations of each foreign borrower under the senior secured credit facilities are unconditionally guaranteed by us, the U.S. Guarantors and, subject to certain exceptions and qualifications, the respective other foreign borrowers.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of the following assets of ARAMARK Intermediate Holdco Corporation, us and each U.S. Guarantor, subject to certain exceptions:

•	a pledge of 100% of the capital stock of the Company;

•

100% of the capital stock held by ARAMARK Intermediate Holdco Corporation, the Company, or any of our domestic subsidiaries that are directly owned by us or one of the U.S. Guarantors and 100% of the capital stock of each of our existing and future foreign subsidiaries that are directly owned by us or one of the U.S. Guarantors; and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets of ARAMARK Intermediate Holdco Corporation, the Company and each U.S. Guarantor.

Certain covenants and events of default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness, issue preferred stock or provide guarantees;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends, make distributions or repurchase our capital stock;

•	make investments, loans or advances;

•	repay or repurchase any notes, except as scheduled or at maturity;

•	create restrictions on the payment of dividends or other transfers to us from our restricted subsidiaries;

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing the notes (or any indebtedness that refinances the notes); and

•	fundamentally change our business.

In addition, the senior secured credit agreement requires us to maintain the following financial covenants in connection with our revolving credit facility:

•	a maximum senior secured leverage ratio; and

•	maximum annual capital expenditures.

The senior secured credit agreement also contains certain customary affirmative covenants and certain events of default.

Receivables facility

Overview

In connection with the Transactions, ARAMARK Receivables, LLC, a wholly-owned, bankruptcy-remote subsidiary of ARAMARK, entered into an amended receivables facility pursuant to which it purchases accounts receivable generated by certain of our operating subsidiaries using funding provided through the sale of an interest in such accounts receivable and other similar assets to commercial paper conduits sponsored by Wachovia Bank, National Association (“Wachovia Bank”) and Calyon New York Branch (“Calyon”). The amended receivables facility provides an amount of funding up to a maximum of $250 million for a period of six years from the closing date.

Availability of funding under the amended receivables facility depends primarily upon the outstanding accounts receivable balance of our subsidiaries that participate in the facility. Aggregate availability is determined by using a formula that reduces the gross receivables balance by factors that take into account historical default and dilution rates, excessive concentrations and average days outstanding and the costs of the facility.

The commercial paper conduits may discontinue funding the receivables facility at any time for any reason. If they do, the bank sponsor of the applicable commercial paper conduit will be obligated to fund the receivables facility.

Twenty-one of our subsidiaries participate in the amended receivables facility program all of which are domestic subsidiaries in our Food and Support Services segment.

Interest rates and fees

Under the amended receivables facility, the finance subsidiary is required to pay interest on the amount of each advance at the quoted cost of funds for each commercial paper conduit’s issuance of commercial paper plus an applicable margin equal to 0.85%. When not funded by the commercial paper conduits (but directly through the conduit sponsors), the amended receivables facility provides funding at an applicable margin equal to 0.85%, plus, either (1) a one, two, three or six-month Eurodollar rate, or (2) the higher of (x) the applicable principal lender’s prime rate and (y) the federal funds effective rate plus 0.50%. The applicable margin for borrowings under the amended receivables facility may be reduced subject to our attaining certain leverage ratios.

In addition, ARAMARK Receivables is required to pay a fee on the unused portion of the amended receivables facility of 0.35% per annum on the unused portion of the commitments under the amended receivables facility, payable monthly in arrears.

In addition, we act as receivables collection agent, servicing, administering and collecting receivables transferred pursuant to the amended receivables facility. Under the amended receivables facility, we receive an estimated monthly servicing fee of approximately 1.0% per annum of the daily average outstanding balance of the receivables under such facility, payable monthly in arrears by ARAMARK Receivables.

Termination events

The amended receivables facility may be terminated for material breaches of representations and warranties or covenants, bankruptcies of any seller, the collection agent or the transferor, a change of control or certain cross defaults under our senior secured credit facility or other material indebtedness, among other reasons.

Existing senior notes due 2012

In May 2005, we issued $250.0 million aggregate principal amount of 5.00% senior notes due 2012. The entire principal amount of these existing senior notes due 2012 remain outstanding after completion of the merger. The existing senior notes due 2012 are not, and as a result of the Transactions did not become, guaranteed by any of our subsidiaries or secured by any of our assets. The existing senior notes due 2012 are recorded at $224.5 million on our balance sheet as of March 30, 2007 as a result of fair value adjustments related to purchase accounting. The discount of $25.5 million is being accreted to the notes’ face amount over the remaining period up to their maturity date using the effective interest rate method.

Existing indebtedness

As of March 30, 2007, we had outstanding approximately $54.7 million of secured debt representing capital lease obligations. In addition, we had $41.3 million of other indebtedness outstanding at March 30, 2007, consisting primarily of borrowings by certain of our foreign subsidiaries. See note (6) to our consolidated financial statements included elsewhere herein.

The Exchange offer

General

The Issuer hereby offers to exchange a like principal amount of exchange notes for any or all outstanding notes on the terms and subject to the conditions set forth in this prospectus and accompanying letter of transmittal. We refer to the offer as the “exchange offer.” You may tender some or all of your outstanding notes pursuant to the exchange offer.

As of the date of this prospectus, $1,280,000,000 aggregate principal amount of 8.50 % Senior Notes and $500,000,000 aggregate principal amount of Senior Floating Rate Notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to all holders of outstanding notes known to us on or about July 18, 2007. The Issuer’s obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under “Conditions to the exchange offer” below. The Issuer currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and effect of the exchange offer

We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our reasonable best efforts to cause this registration statement to be declared effective and to cause the exchange offer to be consummated within 240 days after the issue date of the outstanding notes. The exchange notes will have terms substantially identical to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes were issued on January 26, 2007.

Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and to keep the shelf registration statement effective for two years or such shorter period ending when all outstanding notes or exchange notes covered by the statement have been sold in the manner set forth and as contemplated in the statement or to the extent that the applicable provisions of Rule 144(k) under the Securities Act are amended or revised. These circumstances include:

•	if applicable law or interpretations of the staff of the SEC do not permit the Issuer and the guarantors to effect this exchange offer;

•	if for any other reason the exchange offer is not consummated within 240 days of the issue date of the outstanding notes;

•

any initial purchaser requests in writing to the Issuer within 30 days after the consummation of this exchange offer with respect to outstanding notes that are not eligible to be exchanged for exchange notes in this exchange offer and held by it following the consummation of this exchange offer; or

•

if any holder of the outstanding notes that participates in this exchange offer does not receive exchange notes that may be sold without restriction in exchange for its tendered outstanding notes (other than due solely to the status of such holder as an affiliate of the Issuer) and notifies the Issuer within 30 days after becoming aware of restrictions; or

•	if the Issuer so elects.

If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes and the exchange notes required to be registered on a shelf registration statement. Please read the section “Registration Rights” for more details regarding the registration rights agreement.

Each holder of outstanding notes that wishes to exchange their outstanding notes for exchange notes in the exchange offer will be required to make the following written representations:

•	any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

•

such holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•

such holder is not an affiliate of the Issuer, as defined by Rule 405 of the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	it is not engaged in, and does not intend to engage in, a distribution of exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of exchange notes

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in your ordinary course of business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not an affiliate of the Issuer as defined by Rule 405 of the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are an affiliate of the Issuer, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

•

you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc.(available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the exchange offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offer outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue $2,000 principal amount or an integral multiple of $1,000 of exchange notes in exchange for a corresponding principal amount of outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indentures under which the outstanding notes were issued, and the exchange notes and the outstanding notes will constitute a single class for all purposes under the indentures. For a description of the indenture, please see “Description of Senior Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $1,280,000,000 aggregate principal amount of 8.50 % Senior Notes and $500,000,000 aggregate principal amount of Senior Floating Rate Notes is outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits that such holders have under the indenture relating to such holders’ outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the exchange offer”.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read “—Fees and expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on August 16, 2007 which is the 21st business day after the date of this prospectus. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only if we amend or extend the applicable exchange offer);

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “—Conditions to the exchange offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act and will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the exchange offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange, if:

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, violates any applicable law or interpretation of the staff of the SEC;

•

any action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer, and any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

•	all governmental approvals shall not have been obtained, which approvals we deem necessary for the consummation of the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and effect of the exchange offer” and “—Procedures for tendering outstanding notes”; and

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offer specified above. We will give notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes promptly. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them so long as such circumstances do not arise due to our action or inaction or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Procedures for tendering outstanding notes

Only a holder of outstanding notes may tender their outstanding notes in the exchange offer. To tender outstanding notes in the exchange offer, a holder must comply with either of the following:

•

complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive outstanding notes along with the letter of transmittal; or

•

prior to the expiration date, the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange agent” prior to the expiration date.

A tender to us that is not withdrawn prior to the expiration date constitutes an agreement between us and the tendering holder upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or certificates representing outstanding notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or other nominees effect the above transactions for them.

If you are a beneficial owner whose outstanding dollar notes are held in the name of a broker, dealer, commercial bank, trust company, or other nominee who wishes to participate in the exchange offer, you should promptly contact such party and instruct such person to tender outstanding notes on your behalf.

You must make these arrangements or follow these procedures before completing and executing the letter of transmittal and delivering the outstanding notes.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities

Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, that states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

Acceptance of exchange notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the applicable exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the applicable book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the applicable exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offer, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-entry delivery procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the applicable book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed delivery procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automatic Tender Offer Program prior to the expiration date, you may still tender if:

•	the tender is made through an Eligible Guarantor Institution;

•

prior to the expiration date, the exchange agent receives from such Eligible Guarantor Institution either: (i) a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or (ii) a properly transmitted agent’s message and notice of guaranteed delivery, that (a) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (b) states that the tender is being made by that notice of guaranteed delivery; and (c) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures.

Withdrawal rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective:

•	the applicable exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system;

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless your are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the applicable book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the applicable book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. The Bank of New York also acts as trustee under the indentures governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier or Hand Delivery:
The Bank of New York Mellon Corporate Trust Operations 101 Barclay Street-Floor 7E Reorganization Unit Attn: Carolle Montreuil New York, NY 10286 Telephone: (212) 815-5920	(212) 298-1915 To Confirm by Telephone: (212) 815-5920	The Bank of New York Mellon Corporate Trust Operations 101 Barclay Street-Floor 7E Reorganization Unit Attn: Carolle Montreuil New York, NY 10286 Telephone: (212) 815-5920

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offer or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

Description of senior notes

General

RMK Acquisition Corporation issued the outstanding senior notes then merged into ARAMARK Corporation who assumed the debt upon the merger. On March 30, 2007, ARAMARK Corporation merged into ARAMARK Services, Inc., its wholly-owned subsidiary, and the resulting combined entity was renamed ARAMARK Corporation. This entity will issue the exchange notes described in this prospectus, under an Indenture (the “Indenture”) between itself, The Bank of New York, as trustee, and the Guarantors. The terms of the Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

You can find the definitions of certain capitalized terms used in this description under the subheading “Certain definitions.” In this description, the “Company” refers to ARAMARK Corporation not to any of its Subsidiaries.

The Senior Notes are guaranteed on a senior basis by each direct and indirect Restricted Subsidiary of the Company that is a Domestic Subsidiary and that guarantees the obligations of the Company under the Company’s Senior Credit Facilities. The Indenture provides that any direct or indirect parent company of the Company may guarantee the Senior Notes and in such case will allow the Company to satisfy its reporting obligations under the Indenture by furnishing financial information relating to the parent. To the extent any such parent company is a holding company with no operations or assets (other than the stock of the Company or a direct or indirect parent), you should not assign any value to the parent’s guarantee.

The following description is only a summary of the material provisions of the Senior Notes and the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as a Holder of Senior Notes. Copies of the Indenture are available upon request to the Company.

Brief description of the Senior Notes and the Guarantees

The Senior Notes:

•	are unsecured, senior obligations of the Company;

•	are pari passu in right of payment with all existing and future Senior Indebtedness of the Company, including Indebtedness under our Senior Credit Facilities and the Existing 2012 Notes;

•	are effectively subordinated to all Secured Indebtedness of the Company, including Indebtedness under our Senior Credit Facilities, to the extent of the collateral securing such Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness and claims of holders of Preferred Stock of Subsidiaries of the Company that do not guarantee the Senior Notes;

•	rank senior in right of payment to all existing and future Subordinated Indebtedness of the Company;

•	are guaranteed on a senior unsecured basis by the Guarantors that guarantee our Senior Credit Facilities; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

The Guarantee of each Guarantor:

•	is a senior obligation of such Guarantor;

•	ranks pari passu in right of payment with all existing and future Senior Indebtedness of such Guarantor, including its guarantee under our Senior Credit Facilities;

•	is effectively subordinated to all Secured Indebtedness of such Guarantor, including its guarantee under our Senior Credit Facilities, to the extent of the collateral securing such Indebtedness;

•	is structurally subordinated to all existing and future Indebtedness and claims of holders of Preferred Stock of Subsidiaries of such Guarantor that do not guarantee the Senior Notes;

•	ranks senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor; and

•	is subject to registration with the SEC pursuant to the Registration Rights Agreement.

The Existing 2012 Notes are not guaranteed by any of our Subsidiaries or secured by any assets.

Principal, maturity and interest

The Company issued $1,780.0 million in aggregate principal amount of Senior Notes, of which $1,280.0 million in aggregate principal amount is at a fixed rate (the “Fixed Rate Notes”) and $500.0 million in aggregate principal amount is at a floating rate (the “Floating Rate Notes” and, together with the Fixed Rate Notes offered in the original offering of the Notes, the “Senior Notes”). The Company may issue additional Fixed Rate Notes and/or Floating Rate Notes under the Indenture from time to time subject to the covenant described below under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” (the “Additional Senior Notes”). The Fixed Rate Notes and the Floating Rate Notes are each a separate series of Senior Notes but are, together with any Additional Senior Notes subsequently issued under the Indenture, treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase (except in the limited circumstances set forth below under “Amendment, supplement and waiver”). Unless the context requires otherwise, references to “Senior Notes” for all purposes of the Indenture and this “Description of senior notes” include any Additional Senior Notes that are actually issued.

Fixed Rate Notes

Interest on the Fixed Rate Notes accrues at the rate of 8.50% per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 2007, to the Holders of Fixed Rate Notes of record on the immediately preceding January 15 and July 15. Interest on the Fixed Rate Notes accrues from the most recent date to which interest has been paid with respect thereto or, if no interest has been paid with respect thereto, from and including the Issue Date. Interest on the Fixed Rate Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Floating Rate Notes

The Floating Rate Notes bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.50%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Trustee. Interest on the Floating Rate Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1, commencing on May 1, 2007, to the Holders of Floating Rate Notes of record on the immediately preceding January 15, April 15, July 15 and October 15. Interest on the Floating Rate Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date.

Set forth below is a summary of certain of the defined terms used in the Indenture relating solely to the Floating Rate Notes.

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of the Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date and end on and include April 30, 2007.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the

Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent (in consultation with the Company), to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent (in consultation with the Company), to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“London Banking Day” is any day in which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than U.S.$1,000,000 for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

The amount of interest for each day that the Floating Rate Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the Floating Rate Notes. The amount of interest to be paid on the Floating Rate Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the Floating Rate Notes will in no event be higher than the maximum rate permitted by applicable law.

Maturity and payments

The Senior Notes will mature on February 1, 2015. Additional Interest may accrue on the Senior Notes in certain circumstances pursuant to the Registration Rights Agreement as described under “Exchange offer; registration rights.” All references in the Senior Indenture and this “Description of senior notes,” in any context, to any interest or other amount payable on or with respect to the Senior Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Principal of, premium, if any, and interest on the Senior Notes will be payable at the office or agency of the Company maintained for such purpose within the The State of New York or, at the option of the Company, payments of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to Senior

Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. The Senior Notes were issued in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

Guarantees

Each direct and indirect Restricted Subsidiary of the Company that is a Domestic Subsidiary and that guarantees the obligations of the Company under the Company’s Senior Credit Facilities will jointly and severally, fully and unconditionally guarantee, as primary obligors and not merely as sureties, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Senior Notes, whether for payment of principal of, or interest on or Additional Interest in respect of the Senior Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture. None of our Restricted Subsidiaries that are Foreign Subsidiaries or any Receivables Subsidiary or Business Securitization Subsidiary guarantee the Senior Notes. Each Guarantee is a general unsecured senior obligation of the applicable Guarantor, and ranks pari passu in right of payment with all existing and any future Senior Indebtedness of such Guarantor, is effectively subordinated to all Secured Indebtedness of such Guarantor to the extent of the collateral securing such Indebtedness, and ranks senior in right of payment to all existing and any future Subordinated Indebtedness of such Guarantor. The Senior Notes are structurally subordinated to Indebtedness of Subsidiaries of the Company that do not guarantee the Senior Notes. See also “Brief description of the Senior Notes and the Guarantees.”

Each Guarantee contains a provision intended to limit the Guarantor’s liability thereunder to the maximum amount that it could incur without causing the incurrence of obligations under its Guarantee to be a fraudulent transfer. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. See “Risk factors—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

Each Guarantor may consolidate with or merge into or sell all or substantially all its assets to (A) the Company or another Guarantor without limitation or (B) any other Person upon the terms and conditions set forth in the Indenture. See “Certain covenants—Merger, consolidation or sale of all or substantially all assets.”

The Guarantee of a Guarantor will automatically and unconditionally be released and discharged upon:

(1) (a) the sale, disposition or other transfer (including through merger or consolidation) of all of the Capital Stock (or any sale, disposition or other transfer of Capital Stock following which such Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of such Guarantor (other than a sale, disposition or other transfer to a Restricted Subsidiary) if such sale, disposition or other transfer is made in compliance with the applicable provisions of the Indenture;

(b) the designation by the Company of such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture as described under “Certain covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary”;

(c) the release or discharge of such Guarantor from its guarantee of Indebtedness under the Senior Credit Facilities or the guarantee that resulted in the obligation of such Guarantor to guarantee the Senior Notes, in each case, if such Guarantor would not then otherwise be required to guarantee the Senior Notes pursuant to the covenant described under “Certain covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries,” (treating any guarantees of such Guarantor that remain outstanding as incurred at least 30 days prior to such release) except, in each case, a release or discharge by, or as a result of, payment under such guarantee or payment in full of the Indebtedness under the Senior Credit Facilities; or

(d) the exercise by the Company of its legal defeasance option or its covenant defeasance option, as described under “Legal Defeasance and Covenant Defeasance” or if the Company’s obligations under the Indenture are discharged in accordance with the terms of the Indenture;

(2) in the case of clause (1)(a) above, the release of such Guarantor from its guarantee, if any, of and all pledges and security, if any, granted in connection with, the Senior Credit Facilities and any other Indebtedness of the Company or any Restricted Subsidiary; and

(3) such Guarantor delivering to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

Senior Secured Indebtedness versus Senior Notes

Payments of principal of, and premium, if any, and interest on the Senior Notes and the payment of any Guarantee rank pari passu in right of payment to all Senior Indebtedness of the Company and the Guarantors, including the obligations of the Company and, to the extent applicable, the Guarantors under the Senior Credit Facilities and the Existing 2012 Notes. However, the Senior Notes are effectively subordinated in right of payment to all of the Company’s and the Guarantors’ existing and future Secured Indebtedness (including Indebtedness under the Senior Credit Facilities) to the extent of the value of the assets securing such Indebtedness.

As of March 30, 2007:

(1) the Company’s Senior Indebtedness (excluding unused commitments and the fair value adjustment related to purchase accounting) was approximately $6,218.7 million, of which $4,188.7 million, consisting principally of Indebtedness under the Senior Credit Facilities, was Secured Indebtedness;

(2) the Guarantors’ Senior Indebtedness (excluding unused commitments and the fair value adjustment related to purchase accounting) was approximately $6,210.2 million in the aggregate, of which $4,180.2 million, consisting principally of their respective guarantees of Senior Indebtedness of the Company under the Senior Credit Facilities, was Secured Indebtedness; and

(3) approximately $238.0 million of funding also was outstanding under our Receivables Facility.

Although the Indenture contains limitations on the amount of additional Senior Indebtedness that the Company and its Restricted Subsidiaries may incur and the amount of additional Secured Indebtedness the Company and the Guarantors may incur, under certain circumstances the amount of such Senior Indebtedness and Secured Indebtedness could be substantial. See “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” and “Certain covenants—Liens.”

Liabilities of Subsidiaries versus Senior Notes

The Company conducts a significant portion of its operations through its Subsidiaries. Some of the Company’s Subsidiaries are not guaranteeing the Senior Notes, and Guarantees may be released under certain circumstances, as described under “Guarantees.” In addition, the Company’s future Subsidiaries may not be required to guarantee the Senior Notes. Claims of creditors of such non-guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor Subsidiaries, and claims of holders of Preferred Stock of such non-guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of the Company’s creditors, including Holders. Accordingly, the Senior Notes are structurally subordinated to claims of creditors (including trade creditors) and holders of Preferred Stock, if any, of such non-guarantor Subsidiaries.

As of March 30, 2007, the Company’s Subsidiaries (other than the Guarantors) had consolidated liabilities (excluding intercompany liabilities of Subsidiaries that are not Guarantors) of approximately $1,121.0 million, including trade payables and obligations of the Receivables Subsidiary under the Receivables Facility, and consolidated assets (including assets of the Receivables Subsidiary but excluding investments in and advances to Subsidiaries) of $2,195.5 million, which represented 21% of the consolidated assets of the Company and its Subsidiaries. In addition, for the fiscal year ended September 29, 2006, the Company’s Subsidiaries (other than the Guarantors) had consolidated sales of $2,804.0 million, which represented 24% of the consolidated sales of the Company and its Subsidiaries. Our non-Guarantor Subsidiaries consist primarily of the subsidiaries in our FSS-International segment and our Receivables Subsidiary. See “Summary—Our company.” See Note 16 to the Consolidated Financial Statements and Note 17 to the Condensed Consolidated Financial Statements, both included elsewhere in this prospectus, for additional financial information related to our non-guarantor subsidiaries. Although the Senior Indenture generally limits the incurrence of Indebtedness and Preferred Stock by Restricted Subsidiaries, such limitation is subject to a number of significant exceptions. Moreover, the Senior Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Senior Indenture, such as trade payables. See “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock.”

Paying agent and registrar for the Senior Notes

The Company will maintain one or more paying agents for the Senior Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Senior Notes is the Trustee.

The Company will also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar will maintain a register reflecting ownership of the Senior Notes outstanding from time to time and will make payments on and facilitate transfer of Senior Notes on behalf of the Company.

The Company may change the paying agents or the registrars without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent or registrar.

Mandatory redemption; offer to purchase; open market purchases

The Company will not be required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Company may be required to offer to purchase Senior Notes as described under “Repurchase at the option of Holders.” The Company may from time to time acquire Senior Notes by means other than a redemption, whether by tender offer, in open market purchases, through negotiated transactions or otherwise, in accordance with applicable securities laws.

Optional redemption

Fixed Rate Notes

Except as described below, the Fixed Rate Notes are not redeemable at the Company’s option prior to February 1, 2011. From and after February 1, 2011, the Company may redeem the Fixed Rate Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at the redemption prices (expressed as percentages of principal amount of the Fixed Rate Notes to be redeemed) set forth below, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the applicable redemption date, subject to the right of Holders of Fixed Rate Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated below:

Year	Percentage
2011	104.250%
2012	102.125%
2013 and thereafter	100.000%

Prior to February 1, 2010, the Company may, at its option, redeem up to 35% of the sum of the aggregate principal amount of all Fixed Rate Notes (and the principal amount of any Additional Senior Notes that are Fixed Rate Notes) issued under the Indenture at a redemption price equal to 108.500% of the aggregate principal amount thereof, plus accrued and unpaid interest, and Additional Interest, if any, thereon to the redemption date, subject to the right of Holders of Fixed Rate Notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings of the Company or any direct or indirect parent of the Company to the extent such net proceeds are contributed to the Company; provided that:

•

at least 50% of the sum of the aggregate principal amount of Fixed Rate Notes originally issued under the Indenture and any Additional Senior Notes that are Fixed Rate Notes issued under the Indenture after the Issue Date remain outstanding immediately after the occurrence of each such redemption; and

•	each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

At any time prior to February 1, 2011, the Company may also redeem all or a part of the Fixed Rate Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Fixed Rate Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the rights of Holders of Fixed Rate Notes on the relevant record date to receive interest due on the relevant interest payment date.

Notice of any redemption upon any Equity Offering or in connection with a transaction (or series of related transactions) that constitutes a Change of Control may be given prior to the redemption thereof, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering or Change of Control, as the case may be.

Floating Rate Notes

Except as described below, the Company will not be entitled to redeem Floating Rate Notes at its option prior to February 1, 2009.

From and after February 1, 2009 the Company may redeem the Floating Rate Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice at the redemption prices (expressed as percentages of principal amount of the Floating Rate Notes to be redeemed) set forth below, plus accrued and unpaid interest and Additional Interest, if any, thereon to the applicable redemption date, subject to the right of Holders of Floating Rate Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated below:

Year	Percentage
2009	102.000%
2010	101.000%
2011 and thereafter	100.000%

Prior to February 1, 2009 the Company may, at its option, redeem up to 35% of the sum of the aggregate principal amount of Floating Rate Notes (and the principal amount of any Additional Senior Notes that are Floating Rate Notes) issued by it at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the Floating Rate Notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest thereon and Additional Interest, if any, thereon to the redemption date, subject to the right of Holders of Floating Rate Notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that:

•	at least 50% of the sum of the aggregate principal amount of Floating Rate Notes originally issued under the Indenture and the principal amount of any Additional Senior Notes that are Floating Rate

Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and

•	that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

At any time prior to February 1, 2009 the Company may redeem all or a part of the Floating Rate Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Floating Rate Notes, at a redemption price equal to 100% of the principal amount of Floating Rate Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the rights of Holders of Floating Rate Notes on the relevant record date to receive interest due on the relevant interest payment date.

Notice of any redemption upon any Equity Offering or in connection with a transaction (or series of related transactions) that constitute a Change of Control may be given prior to the redemption thereof, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering or Change of Control, as the case may be.

Selection and notice

If the Company is redeeming less than all of either series of Senior Notes at any time, the Trustee will select the Senior Notes of such series to be redeemed (a) if the Senior Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such Senior Notes are listed or (b) if such Senior Notes are not so listed, on a pro rata basis to the extent practicable; provided that no Senior Notes of $2,000 or less shall be redeemed in part.

Notices of redemption shall be mailed by first-class mail, postage prepaid, at least 30 days but not more than 60 days before the redemption date to each Holder at such Holder’s registered address, except that notices of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Notes or a satisfaction and discharge of the Indenture. If any Senior Note is to be redeemed in part only, any notice of redemption that relates to such Senior Note shall state the portion of the principal amount thereof to be redeemed.

A new Senior Note in principal amount equal to the unredeemed portion of any Senior Note redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Senior Note. Senior Notes called for redemption become due and payable on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the redemption payment, interest shall cease to accrue on the Senior Note or portions thereof called for redemption.

Repurchase at the option of Holders

Change of Control

If a Change of Control occurs, unless the Company has previously or concurrently mailed a redemption notice with respect to all outstanding Senior Notes as described under “Optional redemption,” the Company will make an offer to purchase all of the Senior Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, and Additional Interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each Holder to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and all Senior Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Company;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) any Senior Note not properly tendered will remain outstanding and continue to accrue interest;

(4) unless the Company defaults in the payment of the Change of Control Payment, all Senior Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) Holders electing to have any Senior Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) Holders will be entitled to withdraw their tendered Senior Notes and their election to require the Company to purchase such Senior Notes; provided that the paying agent receives, not later than the close of business on the last day of the offer period, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Senior Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Notes and its election to have such Senior Notes purchased; and

(7) Holders whose Senior Notes are being purchased only in part will be issued new Senior Notes equal in principal amount to the unpurchased portion of the Senior Notes surrendered, which unpurchased portion must be equal to $2,000 or an integral multiple of $1,000 in excess of $2,000.

While the Senior Notes are in global form and the Company makes an offer to purchase all of the Senior Notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the Senior Notes through the facilities of DTC, subject to its rules and regulations.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Company will, to the extent permitted by law,

(1) accept for payment all Senior Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Notes so accepted together with an Officers’ Certificate stating that such Senior Notes or portions thereof have been tendered to and purchased by the Company.

The paying agent will promptly mail to each Holder the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail to each Holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such new Senior Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Senior Credit Facilities prohibit (subject to limited exceptions), and future credit agreements or other agreements to which the Company becomes a party may prohibit, the Company from purchasing any Senior

Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Senior Notes, the Company could seek the consent of their lenders and noteholders to permit the purchase of the Senior Notes or could attempt to refinance the borrowings and notes that contain such prohibition. If the Company does not obtain such consent or repay such borrowings or notes, the Company will remain prohibited from purchasing the Senior Notes. In such case, the Company’s failure to purchase tendered Senior Notes would constitute an Event of Default under the Indenture.

The Senior Credit Facilities provide that certain change of control events with respect to the Company (including a Change of Control under the Indenture) would constitute a default thereunder. If the Company experiences a change of control that triggers a default under the Senior Credit Facilities or cross-defaults under any other Indebtedness or the Receivables Facility, the Company could seek a waiver of such defaults or seek to refinance the Indebtedness outstanding under the Senior Credit Facilities and such other Indebtedness. In the event the Company does not obtain such a waiver or refinance the Indebtedness outstanding under the Senior Credit Facilities and such other Indebtedness, such defaults could result in amounts outstanding under the Senior Credit Facilities and such other Indebtedness being declared due and payable and cause the Receivables Facility and any Business Securitization Facility to be wound down. The Company’s ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by its then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Change of Control purchase feature of the Senior Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no current intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under “Certain Covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock.” Such restrictions can be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Company to make an offer to repurchase the Senior Notes as described above.

The provisions under the Indenture relating to the Company’s obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

Asset Sales

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the most recent consolidated balance sheet of the Company or in the footnotes thereto) of the Company or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Notes, that are assumed by the transferee of any such assets (or a third party on behalf of the transferee) and for which the Company or such Restricted Subsidiary has been validly released by all creditors,

(b) any securities, notes or other obligations or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Noncash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $300.0 million and (y) 3.0% of Total Assets at the time of the receipt of such Designated Noncash Consideration, with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after any of the Company’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may, at its option, apply the Net Proceeds from such Asset Sale:

(1) to permanently reduce:

(x) Obligations under any Senior Indebtedness of the Company or any Guarantor (other than Obligations owed to the Company or a Restricted Subsidiary) and, in the case of Obligations under revolving credit facilities or other similar Indebtedness, to correspondingly permanently reduce commitments with respect thereto; provided that if the Company or any Restricted Subsidiary shall so reduce Obligations under any Senior Indebtedness that is not secured by a Lien permitted by the Indenture, the Company or such Guarantor will, equally and ratably, reduce Obligations under the Senior Notes by, at its option, (A) redeeming Senior Notes, (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Senior Notes at 100% of the principal amount thereof, plus the amount of accrued and unpaid interest and Additional Interest, if any, on the principal amount of Senior Notes to be repurchased or (C) purchasing Senior Notes through open market purchases (to the extent such purchases are at a price equal to or higher than 100% of the principal amount thereof) in a manner that complies with the Indenture and applicable securities law; or

(y) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(2) to make (a) an investment in any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Company or any Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted

Subsidiary, (b) an investment in properties, (c) capital expenditures and (d) acquisitions of other assets, that in each of (a), (b), (c) and (d), are used or useful in the business of the Company and in Restricted Subsidiaries or replace the businesses, properties and assets that are the subject of such Asset Sale.

Any Net Proceeds from the Asset Sale that are not invested or applied in accordance with the preceding paragraph within 450 days from the date of the receipt of such Net Proceeds will be deemed to constitute “Excess Proceeds”; provided that if during such 450-day period the Company or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) of the immediately preceding paragraph after such 450th day, such 450-day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) (or, if earlier, the date of termination of such agreement). When the aggregate amount of Excess Proceeds exceeds $100.0 million, the Company shall make an offer to all Holders and, if required by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (other than with respect to Hedging Obligations) (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of Senior Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $100.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Company may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days or with respect to Excess Proceeds of $100.0 million or less.

To the extent that the aggregate amount of Senior Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Senior Notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Company shall select or cause to be selected the Senior Notes and such Senior Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Notes or such Senior Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds related to such Asset Sale Offer shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the Company or the applicable Restricted Subsidiary may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities limit (in each case, subject to limited exceptions), and future credit agreements or other agreements to which the Company becomes a party may limit or prohibit, the Company from purchasing any Senior Notes as a result of an Asset Sale Offer. In the event the Company is required to make an Asset Sale Offer at a time when the Company is prohibited from purchasing the Senior Notes, the Company could seek the consent of its lenders to permit the purchase of the Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the Senior Notes. In such case, the Company’s failure to purchase tendered Senior Notes would constitute an Event of Default under the Indenture.

The provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the Senior Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

Certain covenants

Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) then, the covenants specifically listed under the following captions in this “Description of senior notes” section of this prospectus are not applicable to the Senior Notes (collectively, the “Suspended Covenants”):

(1) “Repurchase at the option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, consolidation or sale of all or substantially all assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and other payment restrictions affecting Restricted Subsidiaries”;

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”; and

(8) “—Limitation on line of business.”

During any period that the foregoing covenants have been suspended, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Senior Notes will be entitled to substantially less covenant protection. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” The Guarantees of the Subsidiary Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset to zero.

In addition, during any Suspension Period, the Company and the Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the option of Holders—Change of Control”; provided that for purposes of determining the applicability of this covenant, the Reversion Date shall be defined as the date that (a) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating and/or (b) the Company or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Senior Notes below an Investment Grade Rating. On and after the Reversion Date as defined with respect to the covenant described under “Repurchase at the option of Holders—

Change of Control,” the Company and the Restricted Subsidiaries will thereafter again be subject to the such covenant under the Indenture, including, without limitation, with respect to a proposed transaction described in clause (b) above.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Senior Notes; provided that (1) with respect to Restricted Payments made after such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described above under the caption “Certain covenants—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (e) of the second paragraph of “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock.” In addition, for purposes of clause (3) of the first paragraph under the caption “—Limitation on Restricted Payments,” all events set forth in such clause (3) occurring during a Suspension Period shall be disregarded for purposes of determining the amount of Restricted Payments the Company or any Restricted Subsidiary is permitted to make pursuant to such clause (3).

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of the Company’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation, other than:

(A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company; or

(B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(x) Indebtedness permitted under clauses (i) and (j) of the covenant described under “—Limitations on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”; or

(y) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and the Restricted Subsidiaries after the Issue Date pursuant to the first paragraph of this covenant or clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof only), (6)(C), (8) and (12) of the next succeeding paragraph (and excluding, for the avoidance of doubt, all other Restricted Payments made pursuant to the next succeeding paragraph), is less than the sum, without duplication, of:

(1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from December 30, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(2) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by the Company after the Issue Date (less the amount of such net cash proceeds to the extent such amount has been relied upon to permit the incurrence of Indebtedness, or issuance of Disqualified Stock or Preferred Stock pursuant to clause (v)(ii) of the second paragraph of “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”) from the issue or sale, in each case after the Issue Date, of:

(x) (I) Equity Interests of the Company, including Retired Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Company, of marketable securities or other property received from the sale of:

(A) Equity Interests to any future, current or former employees, directors, managers or consultants of the Company, any direct or indirect parent company of the Company or any of the Company’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(B) Designated Preferred Stock; and

(II) to the extent net cash proceeds are actually contributed to the Company, Equity Interests of the Company’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph), or

(y) debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

provided that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below), (b) Equity Interests of the Company or convertible debt securities of the Company sold to a Restricted Subsidiary or the Company, as the case may be, (c) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (d) Excluded Contributions; plus

(3) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property contributed to the capital of the Company after the Issue Date other than the amount of such net cash proceeds to the extent such amount (i) has been relied upon to permit the incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock pursuant to clause (v)(ii) of the second paragraph of “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” (ii) are contributed by a Restricted Subsidiary and (iii) any Excluded Contributions; plus

(4) to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received by the Company or a Restricted Subsidiary in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received after the Issue Date by means of:

(A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from the Company or any Restricted Subsidiary and repayments of loans or advances that constitute Restricted Investments by the Company or any Restricted Subsidiary; or

(B) the sale (other than to the Company or a Restricted Subsidiary) of the Equity Interests of an Unrestricted Subsidiary or a distribution or dividend from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (9) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment); plus

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Company in good faith (or if such fair market value exceeds $150.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (9) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of such Person that is incurred in compliance with the covenant described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” so long as:

(A) the principal amount of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(B) such new Indebtedness is subordinated to the Senior Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, acquired or retired;

(C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired; and

(D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Company or any of its direct or indirect parent companies held by any future, current or former employee, director, manager or consultant (or their Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors of the Company (or the Compensation Committee thereof), in each case pursuant to any stockholders’ agreement, management equity plan or stock incentive plan or any other management or employee benefit plan or agreement; provided that the aggregate Restricted Payments made under this clause (4) do not exceed $40.0 million in the first fiscal year following the Issue Date (which amount shall be increased by $5.0 million each fiscal year thereafter and, if applicable, will be increased to $60.0 million following the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent entity of the Company) (with unused amounts in any fiscal year being carried over to succeeding fiscal years subject to a maximum (without giving effect to the following proviso) of $60.0 million in any fiscal year (which amount shall be increased to $100.0 million following the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent entity of the Company); provided, further, that such amount in any fiscal year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company’s direct or indirect parent companies, in each case to members of management, directors, managers or consultants (or their Controlled Investment Affiliates or Immediate Family Members) of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph; plus

(B) the cash proceeds of key man life insurance policies received by the Company and the Restricted Subsidiaries after the Issue Date; less

(C) the amount of any Restricted Payments made in any prior fiscal year pursuant to clauses (A) and (B) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, managers or consultants of the Company, any of its direct or indirect parent companies or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after the Issue Date;

(B) the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Issue Date; provided that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

(C) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (A), (B) and (C) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and the Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(8) the declaration and payment of dividends on the Company’s common stock following the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9) Restricted Payments that are made with Excluded Contributions;

(10) the declaration and payment of dividends by the Company to, or the making of loans to, its direct or indirect parent company in amounts required for the Company’s direct or indirect parent companies to pay, in each case without duplication:

(A) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(B) foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(C) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries;

(D) general corporate overhead expenses of any direct or indirect parent company of the Company to the extent such expenses are attributable to the ownership or operation of the Company and the Restricted Subsidiaries; and

(E) reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by such direct or indirect parent company of the Company;

(11) any Restricted Payments made as part of the Transactions and the fees and expenses related thereto, including those owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(12) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under “—Repurchase at the option of Holders—Change of Control” and “—Repurchase at the option of Holders—Asset Sales”; provided that, prior to such repurchase, redemption or other acquisition, the Company (or a third party to the extent permitted by the Indenture) shall have made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the Senior Notes and shall have repurchased all Senior Notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

(13) payments made or expected to be made by the Company or any Restricted Subsidiary in respect of withholding or similar taxes payable by any future, present or former employee, director, manager or consultant (or their respective estates, investment funds, investment vehicles or Immediate Family Members) and any repurchases of Equity Interests in consideration of such payments including deemed repurchases in connection with the exercise of stock options;

(14) distributions or payments of Receivables Fees and Business Securitization Fees;

(15) the distribution, as a dividend or otherwise (and the declaration of such dividend), of shares of Equity Interests of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiary (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(16) other Restricted Payments in an amount which, when taken together with all other Restricted Payments made pursuant to this clause (16), does not exceed the greater of (x) $200.0 million and (y) 2% of Total Assets; and

(17) Restricted Payments in an amount equal to any reduction in taxes actually realized by the Company and its Restricted Subsidiaries in the form of refunds or credits or from deductions when applied to offset income or gain as a direct result of (i) transaction fees and expenses, (ii) commitment and other financing fees or (iii) severance, change in control and other compensation expense incurred in connection with the exercise, repurchase, rollover or payout of stock options or bonuses, in each case in connection with the Transactions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (8), (15), (16) and (17) no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Company’s Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clauses (9) or (16), or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company’s and its Restricted Subsidiaries’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the amount of Indebtedness (excluding Acquired Indebtedness not incurred in connection with or in contemplation of the applicable merger, acquisition or other similar transaction), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing and clauses (p), (s) and (v)(i) below, in each case by Restricted Subsidiaries that are not Guarantors shall not exceed $500.0 million at any one time outstanding.

The foregoing limitations will not apply to any of the following items (collectively, “Permitted Debt”):

(a) Indebtedness incurred under (x) Senior Credit Facilities by the Company or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) and (y) any Business Securitization Facility by a Business Securitization Subsidiary, up to an aggregate principal amount of $5,510.0 million at any one time outstanding;

(b) [reserved];

(c) the incurrence by the Company and any Guarantor of Indebtedness represented by the Senior Notes (including any Guarantees thereof) and the exchange notes and related exchange guarantees to be issued in exchange for the Senior Notes and the Guarantees pursuant to the Registration Rights Agreement (other than any Additional Senior Notes, but including exchange notes and related exchange guarantees to be issued in exchange for Additional Senior Notes otherwise permitted to be incurred hereunder pursuant to a registration rights agreement);

(d) [reserved]

(e) Existing Indebtedness (other than Indebtedness described in clauses (a) and (c)) including the Existing 2012 Notes, the Existing Other Notes and in each case the guarantee of the Company in respect thereof;

(f) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of the Restricted Subsidiaries, to finance the development, construction, purchase, lease (other than the lease, pursuant to Sale and Lease Back Transactions, of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary as of the Issue Date or acquired by the Company or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary as of the Issue Date), repairs, additions or improvement of property (real or personal), equipment or other fixed or capital assets, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets; provided that the aggregate amount of Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (f) when aggregated with then outstanding amount of Indebtedness under clause (o) incurred to refinance Indebtedness initially incurred in reliance on this clause (f) does not exceed the greater of (x) $250.0 million and (y) 2.5% of Total Assets at any one time outstanding;

(g) Indebtedness incurred by the Company or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(h) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that

(1) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (h)(1)); and

(2) the maximum assumable liability in respect of all such Indebtedness (other than for those indemnification obligations that are not customarily subject to a cap) shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and the Restricted Subsidiaries in connection with such disposition;

(i) Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is subordinated in right of payment to the Senior Notes; provided, further, that that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(j) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(k) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock not permitted by this clause;

(l) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting: (A) interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding, (B) exchange rate risk or (C) commodity pricing risk;

(m) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(n) (x) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other Obligations of any Restricted Subsidiary, so long as in the case of any guarantee of Indebtedness, the incurrence of such Indebtedness is permitted under the terms of the Indenture (other than the Existing 2012 Notes or any Refinancing Indebtedness in respect thereof) or (y) any guarantee by a Restricted Subsidiary of Indebtedness of the Company permitted to be incurred under the terms of the Indenture; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(o) the incurrence or issuance by the Company or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock that serves to extend, replace, refund, refinance, renew or defease any

Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (c), (d), (e) and (f) above, this clause (o) and clauses (p) and (v)(ii) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so extend, replace, refund, refinance, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums) and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased;

(2) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated to the Senior Notes or any Guarantee, such Refinancing Indebtedness is subordinated to the Senior Notes or such Guarantee at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively; and

(3) shall not include:

(x) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company;

(y) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(z) Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that this clause (o) will not apply to the Existing Other Notes; provided further that any incurrence of Indebtedness (including Acquired Indebtedness) or issuance of Disqualified Stock or Preferred Stock by a Restricted Subsidiary that is not a Guarantor pursuant to this clause (o) that refinances Indebtedness (including Acquired Indebtedness), Disqualified Stock or Preferred Stock initially incurred or issued and outstanding under clauses (p), (s) or (v)(i) shall be subject to the proviso of section (p), (s) or (v)(i), as the case may be;

(p) Indebtedness, Disqualified Stock or Preferred Stock (x) of the Company or any Restricted Subsidiary incurred to finance the acquisition of any Person or assets or (y) of Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that either:

(1) after giving effect to such acquisition or merger, either

(A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(B) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries on a consolidated basis is greater than immediately prior to such acquisition or merger; or

(2) such Indebtedness, Disqualified Stock or Preferred Stock (A) is not Secured Indebtedness and is Subordinated Indebtedness with subordination terms no more favorable to the holders thereof than subordination terms that are customarily obtained in connection with “high yield” senior subordinated notes issuances at the time of incurrence, (B) is not incurred while a Default exists and no Default shall result therefrom, (C) does not mature (and is not mandatorily redeemable in the case of Disqualified Stock or Preferred Stock) and does not require any payment of principal prior to the final maturity of the

Senior Notes and (D) in the case of subclause (y) above only, is not incurred in contemplation of such acquisition or merger; provided that together with amounts incurred and outstanding pursuant to the second proviso to the first paragraph of this covenant and clauses (s) and (v)(i), no more than $500.0 million of Indebtedness (excluding Acquired Indebtedness not incurred in connection with or in contemplation of the applicable merger, acquisition or other similar transaction), Disqualified Stock or Preferred Stock at any one time outstanding and incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (p) shall be incurred and outstanding;

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within ten (10) Business Days of its incurrence;

(r) Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Senior Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(s) Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition or minority investments in any non-wholly owned Restricted Subsidiary which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (s) and then outstanding, does not exceed the greater of (x) $250.0 million or (y) 2.5% of Total Assets (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (s) shall cease to be deemed incurred or outstanding for purposes of this clause (s) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (s)); provided that together with amounts incurred and outstanding pursuant to the second proviso to the first paragraph of this covenant and clauses (p) and (v)(i), no more than $500.0 million of Indebtedness (excluding Acquired Indebtedness not incurred in connection with or in contemplation of the applicable merger, acquisition or other similar transaction), Disqualified Stock or Preferred Stock at any one time outstanding and incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (s) shall be incurred and outstanding;

(t) Indebtedness incurred by a Foreign Subsidiary which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (t) and then outstanding, does not exceed the greater of (x) $60.0 million and (y) 5.0% of Foreign Subsidiary Total Assets (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (t) shall cease to be deemed incurred or outstanding for purposes of this clause (t) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (t));

(u) Indebtedness, Disqualified Stock or Preferred Stock issued by the Company or any Restricted Subsidiary to current or former officers, managers, directors and employees thereof, their respective trusts, estates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments”;

(v) Indebtedness and Disqualified Stock of the Company and Indebtedness, Disqualified Stock and Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (v) and then outstanding, does not at any one time outstanding exceed the sum of:

(i) the greater of (x) $250.0 million and (y) 2.5% of Total Assets (it being understood that any Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (v)(i) shall cease to be deemed incurred or outstanding for purposes of this clause (v)(i) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock pursuant to the first paragraph of this covenant without reliance on this clause (v)(i)); provided that together with amounts incurred and outstanding pursuant to the second proviso to the first paragraph of this covenant and clauses (p) and (s), no more than $500.0 million of Indebtedness (excluding Acquired Indebtedness not incurred in connection with or in contemplation of the applicable merger, acquisition or other similar transaction), Disqualified Stock or Preferred Stock at any one time outstanding and incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (v)(i) shall be incurred and outstanding; plus

(ii) 200% of the net cash proceeds received by the Company since after the Issue Date from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (c)(2) and (c)(3) of the first paragraph of the covenant described under “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the covenant described under “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof).

(w) Attributable Debt incurred by the Company or any Restricted Subsidiary pursuant to Sale and Lease Back Transactions of property (real or personal), equipment or other fixed or capital assets owned by the Company or any Restricted Subsidiary as of the Issue Date or acquired by the Company or any Restricted Subsidiary after the Issue Date in exchange for, or with the proceeds of the sale of, such assets owned by the Company or any Restricted Subsidiary as of the Issue Date, provided that the aggregate amount of Attributable Debt incurred under this clause (w) does not exceed the greater of (x) $150.0 million and (y) 1.5% of Total Assets; and

(x) Indebtedness incurred by any Foreign Subsidiary of ARAMARK (BVI) Limited (or any successor thereto) related to the Company’s Chilean operations, including, without limitation, Central de Restaurantes ARAMARK Ltda. not to exceed $25.0 million at any one time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) at any time meets the criteria of more than one of the categories of Permitted Debt described in clauses (a) through (x) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one or more of the above clauses at such time; provided that all Indebtedness outstanding under the Senior Credit Facilities on the Issue Date will be deemed to have been incurred on such date in reliance on the exception in clause (a) of the definition of Permitted Debt.

The accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased.

The principal amount of any Indebtedness incurred to extend, replace, refund, refinance, renew or defease other Indebtedness, if incurred in a different currency from the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance.

The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Company will not, and will not permit any of the Guarantors to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness on any asset or property of the Company or any Guarantor now owned or hereafter acquired, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Notes or the applicable Guarantee of a Guarantor, as the case may be, are secured by a Lien on such property or assets that is senior in priority to such Liens; and

(2) in all other cases, the Senior Notes or the applicable Guarantee of a Guarantor, as the case may be, are equally and ratably secured or are secured by a Lien on such assets or property that is senior in priority to such Lien;

provided that any Lien which is granted to secure the Senior Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Senior Notes.

Limitation on Sale and Lease-Back Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any property unless:

(1) the Company or such Restricted Subsidiary would be entitled to (A) incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction pursuant to the covenant described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Senior Notes pursuant to the covenant described under “—Liens”;

(2) the consideration received by the Company or any Restricted Subsidiary in connection with such Sale and Lease-Back Transaction is at least equal to the fair market value (as determined in good faith by the Company) of such property; and

(3) the Company applies the proceeds of such transaction in compliance with the terms described under “Repurchase at the option of Holders—Asset Sales.”

Merger, consolidation or sale of all or substantially all assets

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries on a consolidated basis, in one or more related transactions, to any Person unless:

(1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Indenture and the Senior Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock,” or

(B) the Fixed Charge Coverage Ratio for the Successor Company, the Company and the Restricted Subsidiaries on a consolidated basis would be greater than such ratio for the Company and the Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (A)(2) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Senior Notes; and

(6) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Company will succeed to, and be substituted for, the Company under the Indenture and the Senior Notes. Notwithstanding the foregoing clauses (3) and (4),

(a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to, the Company, and

(b) the Company may merge with an Affiliate of the Company incorporated solely for the purpose of reincorporating the Company in another state of the United States of America or the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Company and the Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, each Guarantor will not, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(A) (1) such Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s Guarantee, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(B) the transaction is made in compliance with the covenant described under “Repurchase at the option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Company.

Notwithstanding the foregoing, the Merger will be permitted without compliance with this “Merger, consolidation or sale of all or substantially all assets” covenant.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company and its Subsidiaries on a consolidated basis shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Transactions with Affiliates

The Company will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a Board Resolution adopted by the majority of the members of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company or any of the Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) [reserved];

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, managers, employees or consultants of the Company, any of its direct or indirect parent companies or any Restricted Subsidiary;

(5) payments by the Company or any Restricted Subsidiary to any of the Sponsors for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of the Company in good faith;

(6) transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments and Indebtedness, Disqualified Stock and Preferred Stock (and cancellation of any thereof) of the Company and its Restricted Subsidiaries to any future, current or former employee, director, manager or consultant (or their respective trusts, estates, investment funds, investment vehicles or Immediate Family Members) of the Company, any of its subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit, plan or agreement; and (B) any employment agreements, stock option plans and other compensatory arrangements (including, without limitation, the Company’s 2001 and 2005 Stock Unit Retirement Plans (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, managers or consultants (or their respective trusts, estates, investment funds, investment vehicles or Immediate Family Members) that are, in each case, approved by the Company in good faith;

(8) any agreement, instrument or arrangement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole in any material respect as compared to the applicable agreement as in effect on the Issue Date as reasonably determined in good faith by the Company);

(9) the existence of, or the performance by, the Company or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement or its equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement do not require payments by the Company or any Subsidiary that are materially in excess of those required pursuant to the terms of the original agreement in effect on the Issue Date as reasonably determined in good faith by the Company;

(10) the Transactions, and the payment of all fees and expenses related to the Transactions as disclosed in this prospectus;

(11) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Company and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(12) the issuance or transfer of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any former, current or future director, manager, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Company, any of its subsidiaries or any direct or indirect parent company thereof;

(13) sales of (x) accounts receivable, or participations therein, in connection with any Receivables Facility and (y) assets, or participations therein, in connection with any Business Securitization Facility;

(14) investments by the Sponsors and the Co-Investors in securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

(15) payments to or from, and transactions with, any joint ventures in the ordinary course of business; and

(16) payments by the Company (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among the Company (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of the Company and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received by the Company or a Restricted Subsidiary from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Company and its Restricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

Dividend and other payment restrictions affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a) (1) pay dividends or make any other distributions to the Company or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(2) pay any Indebtedness owed to the Company or any Restricted Subsidiary;

(b) make loans or advances to the Company or any Restricted Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to the Company or any Restricted Subsidiary,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation (including security documents) and Hedging Obligations, the Existing 2012 Notes and the Existing Other Notes;

(2) the Indenture, the Notes and the Guarantees;

(3) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in connection therewith or in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” and “—Liens”;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred after the Issue Date pursuant to the provisions of the covenant described under “—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”;

(10) customary provisions in joint venture agreements and other similar agreements;

(11) customary provisions contained in leases or licenses of intellectual property and other agreements entered into in the ordinary course of business;

(12) restrictions created in connection with any Receivables Facility; provided that in the case of Receivables Facilities established after the Issue Date, such restrictions are necessary or advisable, in the good faith determination of the Company, to effect the transactions contemplated under such Receivables Facility;

(13) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase or other agreement to which the Company or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Company or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Company or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(14) restrictions on a Business Securitization Subsidiary created in connection with any Business Securitization Facility; provided that such restrictions apply only to such Business Securitization Subsidiary and are otherwise necessary or advisable, in the good faith determination of the Company, to effect the transactions contemplated under such Business Securitization Facility; and

(15) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (14) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; provided, further, that with respect to contracts, instruments or obligations existing on the Issue Date, any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive with respect to such encumbrances and other restrictions than those contained in such contracts, instruments or obligations as in effect on the Issue Date.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities), other than a Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Company or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of

Indebtedness of the Company or any Guarantor, that is by its express terms subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitation on line of business

The Indenture provides that the Company and its Restricted Subsidiaries, taken as a whole, will not fundamentally and substantially alter the character of their business, taken as a whole, from the business conducted by the Company and its Restricted Subsidiaries, taken as a whole, on the Issue Date. Notwithstanding the generality of the foregoing, expansion of the professional services provided by the Company and its Restricted Subsidiaries after the Issue Date will not be deemed a fundamental and substantial alteration for purposes of the immediately preceding sentence.

Reports and other information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Senior Notes (without exhibits), without cost to any Holder, within 15 days after it files (or is otherwise required to file) them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the Holders of the Senior Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Company becomes a Guarantor of the Senior Notes, the Indenture will permit the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement described in the Registration Rights Agreement (1) by the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above, or (2) by posting reports that would be required to be filed substantially in the form required by the SEC on the Company’s website (or that of any of its parent companies) or providing such reports to the Trustee within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, the financial information (including a “Management’s discussion and analysis of results of operations and financial condition” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus, to the extent filed within the times specified above.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its agreements hereunder for purposes of clause (3) under “Events of Default and Remedies” until 120 days after the date any report hereunder is required to be filed with the SEC (or posted on the Company’s website) pursuant to this covenant.

Events of Default and remedies

The following events constitute Events of Default under the Indenture:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of payments of principal of, or premium, if any, on the Senior Notes issued under the Indenture;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Senior Notes issued under the Indenture;

(3) failure by the Company or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of at least 30% in principal amount of the then outstanding Senior Notes issued under the Indenture to comply with any of its agreements (other than a default referred to in clauses (1) and (2) above) in the Indenture or the Senior Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary or the payment of which is guaranteed by the Company or any Restricted Subsidiary, other than

Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Notes, if both:

(A) such default either:

(i) results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods), or

(ii) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $100.0 million or more at any one time outstanding;

(5) failure by the Company or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments or orders for the payment of money in an aggregate amount exceeding $100.0 million (to the extent not covered by independent third-party insurance as to which the insurer has been notified of such judgment or order and has not denied coverage, it being understood for purposes of the Indenture that the issuance of reservation of rights letter will not be considered a denial of coverage) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive days;

(6) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary); or

(7) the Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Senior Notes issued under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes issued under the Indenture to be due and payable immediately.

Upon the effectiveness of such declaration, such principal of and premium, if any, and interest on the Senior Notes will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default, except a Default relating to the payment of principal of and premium, if any, and interest on the Senior Notes if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the Senior Notes if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of such Senior Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes issued thereunder by notice to the Trustee may, on behalf of the Holders of all of such Senior Notes, waive any existing Default and its consequences under the Indenture, except a continuing Default in the payment of principal of and premium, if any, or interest on any such Senior Notes held by a non-consenting

Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall be annulled, waived and rescinded automatically and without any action by the Trustee or the Holders if, within 20 days after such Event of Default arose,

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged,

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(z) the default that is the basis for such Event of Default has been cured.

Except to enforce the right to receive payments of principal of and premium, if any, and interest on the Senior Notes when due, no Holder may pursue any remedy with respect to the Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the then outstanding Senior Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Indenture provides that the Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor (other than in the case of stockholders of any Guarantor, the Company or another Guarantor) or any of their parent companies shall have any liability for any obligations of the Company or the Guarantors under the Senior Notes, the Guarantees and the Senior Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes.

Legal Defeasance and Covenant Defeasance

Most of the obligations of the Company and the Guarantors under the Indenture will terminate and will be released upon payment in full of all of the Senior Notes issued under the Indenture. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Notes issued under the Indenture and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, and interest on such Senior Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Company’s obligations with respect to Senior Notes issued under the Indenture concerning issuing temporary notes, registration of such Senior Notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Company) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Notes issued under the Indenture:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Notes issued under the Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on the Senior Notes, and the Company must specify whether such Senior Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(B) since the original issuance of the Senior Notes, there has been a change in the applicable U.S. Federal income tax law,

In either case to the effect that, and based thereon such opinion of counsel in the United States of America shall confirm that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any of the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(6) the Company shall have delivered to the Trustee an opinion of counsel in the United States of America to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally under any applicable U.S. Federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

(7) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company, or any Guarantor or others; and

(8) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel in the United States of America (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Notes issued thereunder, when either:

(a) all such Senior Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) (1) all such Senior Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Senior Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, as the case may be;

(2) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Senior Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other agreement or instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of such Senior Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Transfer and exchange

A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Senior Note selected for redemption. Also, the Company is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

The registered Holder of a Senior Note may be treated as the owner of the Senior Note for all purposes.

Amendment, supplement and waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any related Guarantee and the Senior Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding and issued under the Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes issued under the Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes, in each case other than Senior Notes beneficially owned by the Company or its Affiliates; provided that if any amendment, waiver or other modification will affect only the Fixed Rate Notes or the Floating Rate Notes, only the consent of Holders of at least a majority in principal amount of the then outstanding Fixed Rate Notes or Floating Rate Notes (and not the consent of at least a majority in principal amount of all Senior Notes then outstanding), as the case may be, shall be required.

The Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not, with respect to any Senior Notes issued under the Indenture and held by a non-consenting Holder:

(1) reduce the principal amount of Senior Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Note or alter or waive the provisions with respect to the redemption of the Senior Notes (other than provisions relating to the covenants described above under “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Notes issued under the Indenture, except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee that cannot be amended or modified without the consent of all Holders;

(5) make any Senior Note payable in money other than that stated in the Senior Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Notes;

(7) make any change in the ranking of the Indenture or the Senior Notes that would adversely affect the Holders;

(8) except as expressly permitted by the Indenture, modify the Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) in any manner adverse to the Holders;

(9) make any change in these amendment and waiver provisions; or

(10) impair the right of any Holder to receive payment of principal of, or interest on, such Holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Notes.

Notwithstanding the foregoing, without the consent of any Holder, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Senior Notes:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets and to provide for the assumption of the Company’s, or any Guarantor’s obligations to Holders in connection therewith;

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(5) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company or a Guarantor;

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(7) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(8) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(9) to add a Guarantor or other guarantor under the Indenture;

(10) to conform the text of the Indenture, the Guarantees or the Senior Notes to any provision of this “Description of senior notes” to the extent that such provision in this “Description of senior notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Senior Notes; or

(11) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Senior Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing law

The Indenture, the Senior Notes and any Guarantee are be governed by and construed in accordance with the laws of the State of New York.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, (1) the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person and (2) the term “including” means “including, without limitation.”

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Note on any redemption date, the greater of:

(1) 1.0% of the principal amount of the Senior Note; and

(2) the excess, if any, of:

(a) the present value at such redemption date of (i) the redemption price of such Senior Note at February 1, 2009 (with respect to any Floating Rate Note) or February 1, 2011 (with respect to any Fixed Rate Note) (each such redemption price being set forth in the table appearing above under the caption “Optional redemption”), plus (ii) all required interest payments due on such Senior Note through February 1, 2009 (with respect to any Floating Rate Note, assuming that the rate of interest on the Floating Rate Notes for the period from the Redemption Date through February 1, 2009 will be equal to the rate of interest on the Floating Rate Notes in effect on the date on which the applicable notice of redemption is given) or February 1, 2011 (with respect to any Fixed Rate Note) (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Senior Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any Restricted Subsidiary (each referred to in this definition as a “disposition”); and

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”), in each case, other than:

(a) a disposition of cash, Cash Equivalents or Investment Grade Securities or obsolete or worn-out equipment, vehicles or other similar assets in the ordinary course of business or any disposition of inventory or goods held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “Certain covenants—Merger, consolidation or sale of all or substantially all assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Permitted Investment or the making of any Restricted Payment that is not prohibited by the covenant described under “Certain covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $50.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary (including through the dissolution of a Restricted Subsidiary);

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 (or comparable or successor provision), any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of (x) accounts receivable, or participations therein, in connection with any Receivables Facility and (y) assets, or participations therein, in connection with any Business Securitization Facility;

(k) the unwinding of any Hedging Obligations; and

(l) dispositions of assets in connection with Sale and Lease-Back Transactions to the extent that the Attributable Debt associated therewith outstanding at any one time does not exceed the greater of (x) $150.0 million and (y) 1.5% of Total Assets.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Senior Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligation.”

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means, with respect to the Company, a duly adopted resolution of the Board of Directors of the Company or any committee thereof.

“Business Day” means each day that is not a Legal Holiday.

“Business Securitization Facility” means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to (a) a Business Securitization Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries and (b) any other Person (in the case of a transfer by a Business Securitization Subsidiary), or may grant a Lien in, any assets (whether now existing or arising in the future) of the Company or any of its Subsidiaries that are customarily granted in connection with asset securitization transactions similar to the Business Securitization Facility entered into; provided that such transaction or series of transactions meets the following conditions: (i) the Board of Directors of the Company shall have determined in good faith that such Business Securitization Facility (including the terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Business Securitization Subsidiary, (ii) all sales of assets to the Business Securitization Subsidiary are made at fair market value (as determined in good faith by the Company), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings, (iv) no portion of the obligations under the Business Securitization Facility (contingent or otherwise) will (x) be incurred or guaranteed by the Company or any Restricted Subsidiary other than a Business Securitization Subsidiary (except for service performance guarantees pursuant to Standard Securitization Undertakings), (y) be recourse to the Company or any Restricted Subsidiary other than a Business Securitization Subsidiary, other than pursuant to Standard Securitization Undertakings or (z) subject any property or asset of the Company or any other Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings and (v) the aggregate obligations under any Business Securitization Facilities will not exceed $2,000.0 million at any one time outstanding.

“Business Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not the Company or a Restricted Subsidiary in connection with any Business Securitization Facility.

“Business Securitization Repurchase Obligation” means any obligation of the Company or a Restricted Subsidiary that is a seller of assets in a Business Securitization Facility to repurchase the assets it sold thereunder as a result of a beach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Business Securitization Subsidiary” means a Wholly-Owned Subsidiary of the Company which engages in no activities other than in connection with the financing of certain assets of the Company and its Subsidiaries, all proceeds thereof and all rights (continued and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company as a Business Securitization Subsidiary and (a) with which none of the Company or any other Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms that the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company and (b) to which neither the Company nor any other Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the forgoing conditions.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) United States of America dollars,

(2) (a) Canadian dollars;

(b) euro;

(c) yen;

(d) sterling; or

(e) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 12 months after the date of issuance thereof;

(7) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (6) above;

(8) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition; and

(9) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into one or more of the currencies set forth in clauses (1) and (2) above as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute.

“Co-Investors” means Joseph Neubauer and his Controlled Investment Affiliates.

“Company” has the meaning set forth in the second paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “Company” shall, unless otherwise expressly stated, be deemed to mean the Board of Directors of the Company when the fair market value of such asset or liability is equal to or in excess of $100.0 million.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers’ acceptances, (c) noncash interest payments (but excluding any noncash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness and (f) commissions, discounts, yield and other fees and charges in the nature of interest expense related to any Receivables Facility or Business Securitization Facility, and excluding (i) Additional Interest, (ii) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (iii) any expensing of bridge, commitment and other financing fees and (iv) any redemption premiums paid in connection with the redemption of the Existing Other Notes), plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less

(c) interest income for such period, plus

(d) to the extent that 50% of the EBITDA attributable to SMG (a joint venture of the Company) or AIM Services Co., Ltd. is included in “EBITDA” of the Company and its Restricted Subsidiaries pursuant to clause (3) (c) of the definition thereof, the amount of consolidated interest expense added back to calculate such 50% of EBITDA of SMG (a joint venture of the Company) or AIM Services Co., Ltd., as applicable.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,

(1) any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to severance, relocation, unusual contract terminations, one time compensation charges, warrants or options to purchase Capital Stock of a direct or indirect parent of the Company and the Transactions) shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, in accordance with GAAP,

(3) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded,

(4) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period (subject in the case of dividends, distributions or other payments made to a Restricted Subsidiary to the limitations contained in clause (6) below),

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “Certain covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) any increase in amortization or depreciation or other noncash charges resulting from the application of purchase accounting in relation to the Transactions or any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded,

(8) any net after-tax income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded, and

(10) any noncash compensation expense resulting from the application of SFAS #123R shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain covenants—Limitation on Restricted Payments” only (other than clause (c)(4) thereof), there shall be excluded from

Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and the Restricted Subsidiaries, any repayments of loans and advances that constitute Restricted Investments by the Company or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means the ratio of (a) Consolidated Total Indebtedness of the Company and the Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (b) the consolidated amount of EBITDA of the Company and the Restricted Subsidiaries for the period of the most recently ended consecutive four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate amount of all outstanding Indebtedness of the Company and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations, Attributable Debt in respect of Sale and Lease-Back Transactions and debt obligations evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (excluding any undrawn letters of credit), in each case determined on a consolidated basis in accordance with GAAP, (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Disqualified Stock and Preferred Stock of the Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and Maximum Fixed Repurchase Prices, in each case determined on a consolidated basis in accordance with GAAP, (3) the aggregate outstanding amount of advances relating to any Receivables Facility and (4) the aggregate outstanding amount of advances relating to any Business Securitization Facility.

For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (the “primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(A) for the purchase or payment of any such primary obligation, or

(B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Company and/or other companies.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by an executive vice president and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock pursuant to an Officers’ Certificate executed by an executive vice president and the principal financial officer of the Company or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph under “Certain covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is convertible or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely for Capital Stock that is not Disqualified Stock), other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date that is 91 days after the earlier of the maturity date of the Senior Notes and the date the Senior Notes are no longer outstanding; provided that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, manager or consultant (or their respective trusts, estates, investment funds, investment vehicles or Immediate Family Members), of the Company, any of its subsidiaries, any of its direct or indirect parent companies or any other entity in which the Company or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors of the Company (or the Compensation Committee thereof), in each case pursuant to any stockholders’ agreement management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its subsidiaries.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than (i) a Foreign Subsidiary or (ii) a Subsidiary of a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period,

(1) increased by (without duplication):

(a) provision for taxes based on income or profits, plus franchise or similar taxes, of such Person for such period deducted (and not added back) in computing Consolidated Net Income in such period; plus

(b) consolidated Fixed Charges of such Person for such period to the extent the same was deducted (and not added back) in calculating Consolidated Net Income in such period; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted (and not added back) in computing Consolidated Net Income in such period; plus

(d) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture including a refinancing thereof (whether or not successful) and any amendment or modification to the terms of any such transactions, including such fees, expenses or charges related to the Transactions, in each case, deducted (and not added back) in computing Consolidated Net Income in such period; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in computing Consolidated Net Income in such period, including any one-time costs incurred in connection with (x) acquisitions after the Issue Date or (y) the closing or consolidation of facilities after the Issue Date; plus

(f) any write-offs, write-downs or other noncash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period; plus

(g) the amount of any minority interest expense deducted (and not added back) in calculating Consolidated Net Income for such period; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid (or any accruals related to such fees or related expenses) during such period to the Sponsors to the extent permitted under “Certain covenants—Transactions with Affiliates”; plus

(i) the amount of net cost savings projected by the Company in good faith to be realized during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period) in connection with the Transactions or any acquisition or disposition by the Company or a Restricted Subsidiary, net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken within 18 months after the Closing Date or the date of such acquisition or disposition and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed the greater of (A) an amount equal to 5% of EBITDA of the Company and its Restricted Subsidiaries for the period of four consecutive fiscal quarters most recently ended prior to the determination date (without giving effect to any adjustments pursuant to this clause (i)) and (B) $50.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) any costs or expenses incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of issuance of Equity Interests of the Company (other than Disqualified Stock that is Preferred Stock) in each case, solely to the extent that such cash proceeds are excluded from the calculation set forth in clause (c) of the first paragraph under “Certain covenants—Limitation on Restricted Payments”; plus

(k) the amount of expenses or charges reducing Net Income incurred prior to September 30, 2007 in respect of the delayed re-start of operations at New Orleans Convention Center; provided that the Company has not otherwise determined to abandon the recommencement of operations at such facility; plus

(l) to the extent covered by insurance and actually reimbursed, or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption;

(2) decreased by (without duplication) noncash gains increasing Consolidated Net Income of such Person for such period, excluding any noncash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating EBITDA in accordance with this definition); and

(3) increased (by losses) or decreased (by gains) by (without duplication):

(a) any net noncash gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards #133;

(b) any net noncash gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness; and

(c) 50% of the EBITDA of AIM Services Co., Ltd. and SMG (a joint venture of the Company) (calculated without reference to this clause (3)(c) and including a deduction for any unusual gain on any sales of real estate by such entities consummated prior to the Issue Date).

“EMU” means the economic and monetary union contemplated by the Treaty of the European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies to the extent contributed to the Company (excluding Disqualified Stock), other than

(a) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(b) any such public or private sale that constitutes an Excluded Contribution; and

(c) an issuance to any Subsidiary of the Company.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company after the Issue Date from:

(a) contributions to its common equity capital (other than from the proceeds of Designated Preferred Stock); and

(b) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an executive vice president and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause

(c) of the first paragraph under “Certain covenants—Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Company or the Restricted Subsidiaries in existence on the Issue Date, plus interest accruing thereon.

“Existing Indenture” means the Indenture dated as of April 8, 2002, by and between ARAMARK Services, Inc. and The Bank of New York, as trustee (as successor trustee to J.P. Morgan Trust Company, N.A.), pursuant to which the Existing 2012 Notes have been issued, as the same may be amended from time to time.

“Existing Other Notes” means the $300.0 million aggregate principal amount of 6.375% Notes due February 2008 issued by the Company, $300.0 million aggregate principal amount of 7.00% Notes due May 2007 issued by the Company and $30.7 million aggregate principal amount of 7.25% Notes due August 2007 issued by the Company, in each case issued pursuant to the indentures applicable thereto.

“Existing 2012 Notes” means the $250,000,000 aggregate principal amount of 5.00% Senior Notes due 2012 issued by ARAMARK Services, Inc. pursuant to the Existing Indenture.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility that has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishing of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (the “reference period”).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charges and the change in EBITDA resulting therefrom) had occurred on the first day of the reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the reference period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(a) Consolidated Interest Expense of such Person for such period;

(b) all cash dividend payments or other distributions (excluding items eliminated in consolidation) on any series of Preferred Stock (including any dividends paid to any direct or indirect parent company of the Company in order to permit the payment of dividends by such parent company on its Designated Preferred Stock) during such period; and

(c) all cash dividend payments or other distributions (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof.

“Foreign Subsidiary Total Assets” means the total amount of all assets of Foreign Subsidiaries of the Company and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP as shown on the most recent balance sheet of the Company.

“GAAP” means generally accepted accounting principles in the United States of America that are in effect on the Issue Date.

“Government Securities” means securities that are:

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations, and, when used as a verb, shall have a corresponding meaning.

“Guarantee” means the guarantee by any Guarantor of the Company’s Obligations under the Indenture and the Senior Notes.

“Guarantor” means each Restricted Subsidiary of the Company that executes the Senior Indenture as a guarantor on the Issue Date and each other Restricted Subsidiary of the Company that thereafter guarantees the Senior Notes pursuant to the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and other agreements or arrangements, in each case designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Holder” means the Person in whose name a Senior Note is registered on the registrar’s books.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof);

(3) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business; or

(4) representing any Hedging Obligations,

If and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business;

(c) to the extent not otherwise included, the obligations of the type referred to in clause (a) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such obligations are assumed by such first Person and whether or not such obligations would appear upon the balance sheet of such Person; provided that the amount of such Indebtedness will be the lesser of the fair market value of such asset at the date of determination and the amount of Indebtedness so secured;

(d) Attributable Debt in respect of Sale and Lease-Back Transactions; and

(e) obligations under, or in respect of, any Business Securitization Facility;

provided, however, that notwithstanding the foregoing, Indebtedness will be deemed not to include (A) Contingent Obligations incurred in the ordinary course of business and (B) Obligations under, or in respect of, Receivables Facility.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged and that is independent from the Company and its Affiliates.

“Initial Purchasers” means J.P. Morgan Securities Inc., Goldman, Sachs & Co., Citigroup Global Markets, Inc., Wachovia Capital Markets, LLC, Barclays Capital Inc., Calyon Securities (USA) Inc., NatCity Investments, Inc., HVB Capital Markets, Inc., PNC Capital Markets, LLC, GE Capital Markets, Inc., Rabo Securities USA, Inc., Mitsubishi UFJ Securities International plc, Mizuho International plc and Greenwich Capital Markets, Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States of America customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (including by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, but excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(x) the Company’s “Investment” in such Subsidiary at the time of such redesignation, less

(y) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

For the avoidance of doubt, a guarantee by a specified Person of the obligations of another Person (the “primary obligor”) shall be deemed to be an Investment by such specified Person in the primary obligor to the extent of such guarantee except that any guarantee by the Company or any Guarantor of the obligations of a primary obligor in favor of the Company or any Guarantor shall be deemed to be an Investment by the Company or any Guarantor in the Company or any Guarantor.

“Issue Date” means January 26, 2007.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Stockholders” means the members of management (and their Controlled Investment Affiliates and Immediate Family Members) of the Company (or its direct parent) who are holders of Equity Interests of any direct or indirect parent companies of the Company on the Issue Date or will become holders of such Equity Interests in connection with the Transactions.

“Merger” means the merger of RMK Acquisition Corporation with and into the Company pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger by and among RMK Acquisition Corporation, RMK Finance LLC and ARAMARK Corporation, dated as of August 8, 2006.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Noncash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness required (other than by clause (1) of the second paragraph of “Repurchase at the option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Notes” means the Senior Notes.

“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the applicable agreement), premium (if any), guarantees of payment, penalties, fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Senior Notes shall not include fees or indemnification in favor of the Trustee and any other third parties other than the Holders.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person that is not the Company or any of its Restricted Subsidiaries; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the option of Holders—Asset Sales.”

“Permitted Holders” means each of the Sponsors, the Co-Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, the Sponsors, the Co-Investors and Management Stockholders, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(a) any Investment in the Company or any Restricted Subsidiary;

(b) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(c) (i) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment:

(1) such Person becomes a Restricted Subsidiary of the Company, or

(2) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, and

(ii) any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(d) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of the covenant described under “Repurchase at the option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Issue Date or made pursuant to legally binding written commitments in existence on the Issue Date;

(f) loans and advances to, and guarantees of Indebtedness of, employees not in excess of $15.0 million outstanding at any one time, in the aggregate;

(g) any Investment acquired by the Company or any Restricted Subsidiary:

(1) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Person in which such other Investment is made or which is the obligor with respect to such accounts receivable,

(2) in satisfaction of judgments against other Persons, or

(3) as a result of a foreclosure by the Company or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) Hedging Obligations permitted under clause (l) of the covenant described in “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”;

(i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or to fund such Person’s purchase of Equity Interests of the Company or any direct or indirect parent company thereof under compensation plans approved by the Board of Directors of the Company (or the Compensation Committee thereof) in good faith; provided that to the extent that the net proceeds of any such purchase are made to any direct or indirect parent of the Company, such net proceeds are contributed to the Company;

(j) Investments the payment for which consists of Equity Interests of the Company, or any of its direct or indirect parent companies (exclusive of Disqualified Stock); provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under the covenant described in “Certain covenants—Limitation on Restricted Payments”;

(k) guarantees of Indebtedness permitted under the covenant described in “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock,” performance guarantees in the ordinary course of business and guarantees of the Company or any Restricted Subsidiary to any employee benefit plan of the Company and its Restricted Subsidiaries and any Person acting in its capacity as trustee, agent or other fiduciary of any such plan;

(l) any transaction to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6) and (11) of such paragraph);

(m) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(n) Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (n) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $500.0 million and (y) 5.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that the aggregate fair market value of Investments (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) in Unrestricted Subsidiaries under this clause (n) shall not exceed the greater of (x) $250.0 million and (y) 2.5% of Total Assets;

(o) Investments relating to a Receivables Facility or a Business Securitization Facility;

(p) Investments in, and solely to the extent contemplated by the organizational documents (as in existence on the Issue Date) of, joint ventures to which the Company or its Restricted Subsidiaries is a party on the Issue Date;

(q) Investments consisting of purchases and acquisition of assets or services in the ordinary course of business; and

(r) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contracts.

“Permitted Liens” means, with respect to any Person:

(1) Liens to secure Indebtedness incurred under clause (a) of the second paragraph of the covenant described under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” (and any related Obligations);

(2) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits to secure bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(3) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, in each case, for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens for taxes, assessments or other governmental charges or claims not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(5) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties, in each case, which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(9) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”;

(11) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries and do not secure any Indebtedness;

(13) Liens arising from financing statement filings under the Uniform Commercial Code or similar state laws regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(14) Liens in favor of the Company or any Guarantor;

(15) Liens on inventory or equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s client at which such inventory or equipment is located;

(16) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(17) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8) and (9) and the following clause (18); provided that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (7), (8), (9) and the following clause (18) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(18) Liens securing Indebtedness permitted to be incurred pursuant to clauses (f), (s), (t) and (v)(i) of the second paragraph under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”; provided that (A) Liens securing Indebtedness permitted to be incurred pursuant to clause (s) are solely on acquired property or the assets of the acquired entity, as the case may be, and (B) Liens securing Indebtedness permitted to be incurred pursuant to clause (t) extend only to the assets of Foreign Subsidiaries;

(19) deposits in the ordinary course of business to secure liability to insurance carriers;

(20) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and remedies,” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(22) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code or any comparable or successor provision, on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(23) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreements;

(26) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed the greater of (x) $100.0 million and (y) 1.0% of Total Assets at any one time outstanding;

(27) Liens securing Hedging Obligations; provided that to the extent any such Hedging Obligation is related to any Indebtedness, such related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(28) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock”; provided that, at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.50:1.0; and

(29) Liens securing the Senior Notes and the Guarantees.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Company in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means the receivables facility established for ARAMARK Receivables, LLC pursuant to the amended and restated Receivables Purchase Agreement dated as of the Issue Date among ARAMARK Receivables, LLC and the other parties thereto, as amended, supplemented, modified, extended, renewed, restated, refunded, replaced or refinanced from time to time, the Indebtedness of which is non-recourse (except for standard representations, warranties, covenants and indemnities made in connection with such facilities) to the Company and its Restricted Subsidiaries pursuant to which the Company or any of its Restricted Subsidiaries (other than Receivables Subsidiaries) sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed solely for the purpose of engaging, and that engages only, in one or more Receivables Facilities.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date, among the Company, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard and Poor’s, a division of the McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the credit facilities provided under the senior secured credit agreement, to be entered into as of the Issue Date, among the Company, the guarantors party thereto, the lenders party thereto in their capacity as lenders and Citibank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, replacements, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain covenants—Limitation on incurrence of Indebtedness and issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means with respect to any Person:

(1) all Indebtedness of such Person, whether outstanding on the Issue Date or thereafter incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness or other Obligations are subordinate in right of payment to the Senior Notes or the Guarantee of such Person, as the case may be; provided that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Company or any Subsidiary or to any joint venture in which the Company or any Restricted Subsidiary has an interest;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors in the ordinary course of business (including guarantees thereof as instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person that is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(5) that portion of any Indebtedness that at the time of incurrence is incurred in violation of the Indenture; or

(6) solely for the purpose of the covenant described under “Repurchase at the option of Holders—Asset Sales,” the Existing 2012 Notes.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Similar Business” means any business conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsors” means GS Capital Partners V Fund, L.P., CCMP Capital Advisors, LLC, J.P. Morgan Partners, LLC, Thomas H. Lee Partners, L.P. and Warburg Pincus LLC and their respective Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company that the Company has determined in good faith to be customary in financings similar to a Business Securitization Facility, including without limitation, those relating to the servicing of the assets of a Business Securitization Subsidiary, it being understood that any Business Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Subordinated Indebtedness” means,

(a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the Senior Notes,

(b) with respect to any Guarantor, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to the Guarantee of such Guarantor, and

(c) solely with respect to the covenant described under “Certain covenants—Restricted Payments,” the Existing Senior Notes.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total amount of all assets of the Company and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP as shown on the most recent balance sheet of the Company.

“Transactions” means the Merger, including the payment of the merger consideration in connection therewith, the investment by the Sponsors, members of management and the Co-Investors, the issuance of the

Notes and the execution of, and borrowings on the Issue Date under, the Senior Credit Facilities and the Receivables Facility, in each case as in effect on the Issue Date, the pledge and security arrangements in connection with the foregoing, the refinancing of certain Indebtedness in connection with the foregoing (including the redemption of the Existing Other Notes) and the related transactions described in this prospectus, in particular as described under the section thereof entitled “The Transactions.”

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 1, 2009 (in the case of Floating Rate Notes) or February 1, 2011 (in the case of Fixed Rate Notes); provided, however, that if the period from the redemption date to February 1, 2009 (in the case of Floating Rate Notes) or February 1, 2011 (in the case of Fixed Rate Notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means The Bank of New York until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means

(1) any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below), and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company,

(b) such designation complies with the covenant described under “Certain covenants—Limitation on Restricted Payments,” and

(c) each of:

(1) the Subsidiary to be so designated, and

(2) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing and either:

(1) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Company shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of any applicable Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Registration rights

ARAMARK, the guarantors of the notes and the initial purchasers entered into a registration rights agreement on January 26, 2007. In the registration rights agreement, each of ARAMARK and the guarantors agreed that they would, at their expense, for the benefit of the holders of each series of notes, (i) file one or more registration statements on an appropriate registration form (each, an “exchange offer registration statement”) with respect to a registered offer (each, an “exchange offer”) to exchange each series of notes for new notes guaranteed by the guarantors, on a senior basis, with terms substantially identical in all material respects to the senior fixed rate notes or the senior floating rate notes, as the case may be (the notes so exchanged, the “exchange notes”) (except that the exchange notes will not contain terms with respect to transfer restrictions) and (ii) use their reasonable best efforts to cause each exchange offer registration statement to be declared effective under the Securities Act. Upon an exchange offer registration statement being declared effective, we will offer the applicable exchange notes (and the related guarantees) in exchange for surrender of the applicable series of notes. We will keep each exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the applicable exchange offer is mailed to the holders. For each of the notes surrendered to us pursuant to an exchange offer, the holder who surrendered such note will receive a related exchange note having a principal amount equal to that of the surrendered note. Interest on each exchange note will accrue (A) from the later of (i) the last interest payment date on which interest was paid on the note surrendered in exchange therefor or (ii) if the note is surrendered for exchange on a date in a period that includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or (B) if no interest has been paid on such note, from the original issue date of the notes.

Under existing interpretations of the Commission contained in several no-action letters to third parties, the exchange notes and the related guarantees will be freely transferable by holders thereof (other than our affiliates) after the applicable exchange offer without further registration under the Securities Act; provided, however, that each holder that wishes to exchange its notes for exchange notes will be required to represent (i) that any exchange notes to be received by it will be acquired in the ordinary course of its business, (ii) that, at the time of the commencement of the applicable exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the applicable exchange notes in violation of the Securities Act, (iii) that it is not an “affiliate” (as defined in Rule 405 promulgated under Securities Act) of ours, (iv) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of applicable exchange notes and (v) if such holder is a broker-dealer (a “participating broker-dealer”) that will receive exchange notes for its own account in exchange for notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes. We agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by participating broker-dealers and other persons, if any, with similar prospectus delivery requirements for use in connection with any resale of exchange notes.

If (i) because of any change in law or in currently prevailing interpretations of the Staff of the SEC, we are not permitted to effect an exchange offer, (ii) an exchange offer is not consummated within 240 days of the original issue date of the notes, (iii) in certain circumstances, certain holders of unregistered exchange notes so request, or (iv) in the case of any holder that participates in an exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act), then, in each case, we will (x) promptly deliver to the holders and the applicable trustee written notice thereof and (y) at our sole expense, (a) promptly file a shelf registration statement covering resales of the applicable series of notes and (b) use our reasonable best efforts to keep effective such shelf registration statement until the earliest of (i) two years after the original issue date of the notes, (ii) such time as all of the applicable notes have been sold thereunder or (iii) the date upon which all notes covered by such shelf registration statement become eligible for resale, without regard to volume, manner of sale or other restrictions contained in Rule 144 (the “shelf registration period”). We will, in the event that a shelf registration statement is filed, provide to each holder whose notes are registered under such shelf registration statement copies of the prospectus that is a part of such shelf registration statement, notify each such holder when such shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the applicable series of notes. A holder that sells notes pursuant to a shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under Securities Act in connection with such sales and will be bound by the provisions of the applicable registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations).

If (A) we have not exchanged exchange notes for all notes validly tendered in accordance with the terms of an exchange offer on or prior to the 240th day after the original issue date of the notes or (B) if applicable, a shelf registration statement covering resales of the applicable series of notes has been declared effective and such shelf registration statement ceases to be effective at any time during the shelf registration period (subject to certain exceptions), then additional interest shall accrue on the principal amount of the applicable series of notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum) commencing on (x) the 241st day after the original issue date of the notes, in the case of (A) above, or (y) the day such shelf registration statement ceases to be effective, in the case of (B) above; provided, however, that upon the exchange of exchange notes for all notes tendered (in the case of clause (A) above), or upon the effectiveness of a shelf registration statement that had ceased to remain effective (in the case of clause (B) above), additional interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue.

Any amounts of additional interest due will be payable in cash on the same original interest payment dates as interest on the notes is payable.

The exchange notes will be accepted for clearance through The Depository Trust Company.

This summary of the provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, copies of which will be filed as an exhibit.

Book-entry settlement and clearance

The global notes

The exchange notes issued in exchange for outstanding notes will be represented by global notes in definitive, fully registered form, without interest coupons (collectively, the “global notes”).

Upon issuance, the global notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

United States federal income tax consequences of the exchange offer

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefore and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Certain ERISA considerations

The outstanding notes or the exchange notes may be purchased and held by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or by an individual retirement account or other plan subject to Section 4975 of the Internal Revenue Code of 1986, as amended (“Code”). A fiduciary of an employee benefit plan subject to ERISA must, however, determine that the purchase and holding of a note is consistent with its fiduciary duties under ERISA. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that the purchase and holding of notes does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or any similar transaction under any similar law. Each purchaser and transferee of a note who is subject to Section 406 of ERISA and/or Section 4975 of the Code or any similar law (“Plan Investor”) will be deemed to have represented to us, by its acquisition and holding of the note, that its acquisition and holding of the notes does not constitute or give rise to a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any similar transaction under any similar law. The sale of any notes to any Plan Investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that such an investment is appropriate for Plan Investors generally of any particular Plan Investor (including, without limitation, as to whether such sale is or is not a non-exempt prohibited transaction).

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes are acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 90 days, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the exchange notes and related guarantees offered hereby will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements and schedule of ARAMARK Corporation as of September 30, 2005 and September 29, 2006, and for each of the three years in the period ended September 29, 2006, have been included herein in this prospectus and Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. That report on the consolidated financial statements refers to accounting changes as a result of the adoption of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, and Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

Available information

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit to which reference is hereby made. We file reports and other information with the SEC. The registration statement, historical information about ARAMARK Corporation and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

ARAMARK Corporation and subsidiaries

Index to financial statements and schedule

Audited Financial Statements (Predecessor)
Consolidated balance sheets as of September 30, 2005 and September 29, 2006	F-3

Consolidated statements of income for the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006	F-4

Consolidated statements of cash flows for the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006	F-5

Consolidated statements of shareholders’ equity for the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006	F-6

Notes to consolidated financial statements	F-7

Schedule II—Valuation and Qualifying Accounts and Reserves for the Fiscal Years Ended October 1, 2004, September 30, 2005 and September 29, 2006	F-42

Interim Financial Statements (Unaudited)
Condensed consolidated balance sheets as of March 30, 2007 (Successor) and September 29, 2006 (Predecessor)	F-43

Condensed consolidated statements of operations for the period from January 27, 2007 through March 30, 2007 (Successor), the period from December 30, 2006 through January 26, 2007 (Predecessor) and the three months ended March 31, 2006 (Predecessor)

F-44

Condensed consolidated statements of operations for the period from January 27, 2007 through March 30, 2007 (Successor), the period from September 30, 2006 through January 26, 2007 (Predecessor) and the six months ended March 31, 2006 (Predecessor)

F-45

Condensed consolidated statements of cash flows for the period from January 27, 2007 through March 30, 2007 (Successor), the period from September 30, 2006 through January 26, 2007 (Predecessor) and the six months ended March 31, 2006 (Predecessor)

F-46

Condensed consolidated statements of shareholders’ equity for the period from September 30, 2006 through January 26, 2007 (Predecessor) and the period from January 27, 2007 through March 30, 2007 (Successor)

F-47
Notes to consolidated financial statements	F-48

Report of independent registered public accounting firm

The Board of Directors and Shareholders

ARAMARK Corporation:

We have audited the accompanying consolidated balance sheets of ARAMARK Corporation and subsidiaries as of September 30, 2005 and September 29, 2006, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three-year period ended September 29, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ARAMARK Corporation and subsidiaries as of September 30, 2005 and September 29, 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 29, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 11 to the consolidated financial statements, effective October 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, applying the modified prospective method. Also, as discussed in Note 7 to the consolidated financial statements, effective September 29, 2006, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

/s/ KPMG LLP

Philadelphia, Pennsylvania

November 20, 2006, except as to Note 16,

which is as of June 6, 2007

ARAMARK Corporation and subsidiaries

Consolidated balance sheets

September 30, 2005 and September 29, 2006

	Fiscal
	2005	2006
	(dollars in thousands, except share amounts)
Assets
Current Assets:
Cash and cash equivalents	$56,066	$47,679
Receivables (less allowances: 2005—$42,645; 2006—$37,222)	808,531	870,909
Inventories	485,834	494,176
Prepayments and other current assets	92,796	114,080

Total current assets	1,443,227	1,526,844

Property and Equipment, at cost:
Land, buildings and improvements	727,817	757,761
Service equipment and fixtures	1,948,882	2,017,209

	2,676,699	2,774,970
Less-Accumulated depreciation	(1,465,245)	(1,578,140)

	1,211,454	1,196,830

Goodwill	1,682,749	1,747,094
Other Intangible Assets	274,584	297,986
Other Assets	545,086	494,563

	$5,157,100	$5,263,317

Liabilities and shareholders’ equity
Current Liabilities:
Current maturities of long-term borrowings	$46,363	$40,203
Accounts payable	585,014	642,778
Accrued payroll and related expenses	320,494	346,770
Other accrued expenses and current liabilities	566,809	556,945

Total current liabilities	1,518,680	1,586,696

Long-term borrowings	1,840,885	1,803,291
Less-current portion	(46,363)	(40,203)

Total long-term borrowings	1,794,522	1,763,088

Deferred Income Taxes and Other Noncurrent Liabilities	518,434	391,941
Shareholders’ Equity:
Class A common stock (par value $.01; authorized: 600,000,000 shares; issued: 2005—80,306,913 shares; 2006—75,129,722 shares; outstanding: 2005—61,577,474 shares; 2006—56,245,418 shares)	803	751
Class B common stock (par value $.01; authorized: 1,000,000,000 shares; issued: 2005—147,462,062 shares; 2006—156,170,782 shares; outstanding: 2005—119,278,523 shares; 2006—123,882,195 shares)	1,475	1,562
Capital surplus	1,108,251	1,210,300
Earnings retained for use in the business	1,328,174	1,538,760
Accumulated other comprehensive income	11,307	12,524
Treasury stock (shares held in treasury: 2005—46,912,978 shares; 2006—51,172,891 shares)	(1,124,546)	(1,242,305)

Total	1,325,464	1,521,592

	$5,157,100	$5,263,317

The accompanying notes are an integral part of these consolidated financial statements.

ARAMARK Corporation and subsidiaries

Consolidated statements of income

For the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006

	Fiscal
	2004	2005	2006
	(dollars in thousands, except per share amounts)
Sales	$10,192,240	$10,963,360	$11,621,173
Costs and Expenses:
Cost of services provided	9,222,269	9,921,742	10,537,383
Depreciation and amortization	297,993	320,118	339,337
Selling and general corporate expense	134,400	141,328	178,922
Goodwill impairment	—	—	35,000

	9,654,662	10,383,188	11,090,642

Operating income	537,578	580,172	530,531
Interest and Other Financing Costs, net	122,362	126,999	139,945

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	415,216	453,173	390,586
Provision for Income Taxes	152,112	164,698	129,230

Income from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	263,104	288,475	261,356
Income from Discontinued Operations, net (Note 3)	—	—	3,093
Cumulative Effect of Change in Accounting Principle, net (Note 7)	—	—	(3,351)

Net Income	$263,104	$288,475	$261,098

Earnings Per Share-Basic:
Income from continuing operations before cumulative effect of change in accounting principle	$1.39	$1.55	$1.43
Net income	$1.39	$1.55	$1.42
Earnings Per Share-Diluted:
Income from continuing operations before cumulative effect of change in accounting principle	$1.36	$1.53	$1.41
Net income	$1.36	$1.53	$1.41

The accompanying notes are an integral part of these consolidated financial statements.

ARAMARK Corporation and subsidiaries

Consolidated statements of cash flows

For the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006

	Fiscal
	2004	2005	2006
	(dollars in thousands)
Cash flows from operating activities:
Net income	$263,104	$288,475	$261,098
Less: Income from discontinued operations, net	—	—	(3,093)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	297,993	320,118	339,337
Income taxes deferred	32,749	(4,073)	(53,722)
Cumulative effect of change in accounting principle, net	—	—	3,351
Goodwill impairment	—	—	35,000
Changes in noncash working capital:
Receivables	(41,881)	(61,179)	(31,846)
Inventories	(30,739)	(6,501)	(9,200)
Prepayments	16,665	1,019	(7,992)
Accounts payable	(14,129)	16,341	29,494
Accrued expenses	27,016	57,706	27,533
Net proceeds from sale of receivables	—	32,800	—
Changes in other noncurrent liabilities	(3,820)	(914)	1,580
Changes in other assets	(23,747)	(33,785)	(28,947)
Other operating activities	(5,645)	1,773	23,204

Net cash provided by operating activities	517,566	611,780	585,797

Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(308,763)	(315,560)	(319,854)
Disposals of property and equipment	20,503	21,581	49,120
Proceeds from sales and divestitures	8,500	11,518	—
Acquisition of certain businesses:
Working capital other than cash acquired	(24,302)	4,558	8,927
Property and equipment	(15,800)	(4,854)	(4,118)
Additions to goodwill, other intangible assets and other assets, net	(116,877)	(120,008)	(144,103)
Other investing activities	(2,701)	36,870	13,511

Net cash used in investing activities	(439,440)	(365,895)	(396,517)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	441,091	361,382	323,623
Payment of long-term borrowings	(343,349)	(393,629)	(404,410)
Proceeds from issuance of common stock	39,748	35,748	45,251
Repurchase of common stock	(184,062)	(187,551)	(113,460)
Payment of dividends	(37,213)	(40,321)	(50,512)
Other financing activities	6,503	(10,767)	1,841

Net cash used in financing activities	(77,282)	(235,138)	(197,667)

Increase (Decrease) in cash and cash equivalents	844	10,747	(8,387)
Cash and cash equivalents, beginning of year	44,475	45,319	56,066

Cash and cash equivalents, end of year	$45,319	$56,066	$47,679

The accompanying notes are an integral part of these consolidated financial statements.

ARAMARK Corporation and subsidiaries

Consolidated statements of shareholders’ equity

For the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006

	Class A Common Stock	Class B Common Stock	Capital Surplus	Earnings Retained for Use in the Business	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	(dollars in thousands)
Balance, October 3, 2003	$1,044	$1,116	$910,562	$854,129	$(731,819)	$3,940	$1,038,972
Net income				263,104			263,104
Minimum pension liability adjustment (net of tax)						(7,537)	(7,537)
Foreign currency translation adjustments (net of tax)						2,828	2,828
Change in fair value of cash flow hedges (net of tax)						(3,375)	(3,375)

Total comprehensive income							255,020

Purchases of common stock for the treasury					(204,312)		(204,312)
Payment of dividends				(37,213)			(37,213)
Conversion of Class A to Class B	(209)	209					—
Issuance of common stock	58	5	97,125				97,188

Balance, October 1, 2004	$893	$1,330	$1,007,687	$1,080,020	$(936,131)	$(4,144)	$1,149,655

Net income				288,475			288,475
Minimum pension liability adjustment (net of tax)						5,707	5,707
Foreign currency translation adjustments (net of tax)						8,712	8,712
Change in fair value of cash flow hedges (net of tax)						1,032	1,032

Total comprehensive income							303,926

Purchases of common stock for the treasury					(188,415)		(188,415)
Payment of dividends				(40,321)			(40,321)
Conversion of Class A to Class B	(137)	137					—
Issuance of common stock	47	8	100,564				100,619

Balance, September 30, 2005	$803	$1,475	$1,108,251	$1,328,174	$(1,124,546)	$11,307	$1,325,464

Net income				261,098			261,098
Minimum pension liability adjustment (net of tax)						(8,762)	(8,762)
Foreign currency translation adjustments (net of tax)						3,886	3,886
Change in fair value of cash flow hedges (net of tax)						6,093	6,093

Total comprehensive income							262,315

Purchases of common stock for the treasury					(117,759)		(117,759)
Payment of dividends				(50,512)			(50,512)
Conversion of Class A to Class B	(81)	81					—
Issuance of common stock	29	6	102,049				102,084

Balance, September 29, 2006	$751	$1,562	$1,210,300	$1,538,760	$(1,242,305)	$12,524	$1,521,592

The accompanying notes are an integral part of these consolidated financial statements.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements

Note 1. Summary of significant accounting policies:

Fiscal year

The Company’s fiscal year is the fifty-two or fifty-three week period which ends on the Friday nearest September 30th. The fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006 were each fifty-two week periods.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassification

Certain prior period balances have been reclassified to conform to the current year presentation. The effect was not material.

New accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status for defined-benefit pension plans will be measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS No. 158 is effective for ARAMARK beginning in fiscal 2007 on a prospective basis. If SFAS No. 158 was adopted as of September 29, 2006, the Company would have recorded a reduction in “Other Assets” and “Other Intangible Assets” of $16.6 million and $1.8 million, respectively, an increase in “Other Noncurrent Liabilities” of $9.9 million, and a charge to “Accumulated other comprehensive income (loss)” of $28.3 million (before taxes).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for ARAMARK beginning in fiscal 2009. The Company is currently evaluating the Statement.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. The Interpretation is effective for ARAMARK beginning in fiscal 2008. The Company is currently evaluating the Interpretation.

Revenue recognition

In each of our operating segments, we recognize revenue in the period in which services are provided pursuant to the terms of our contractual relationships with our clients. Revenues in our direct marketing segment are recognized upon shipment. All sales-related taxes are presented on a net basis in “Cost of services provided” in the Consolidated Statements of Income.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Vendor consideration

Consideration received from vendors is accounted for as an adjustment to the price of the vendor’s products or services and reported as a reduction of “Cost of services provided” or “Inventories,” following the provisions of the consensus reached in Emerging Issues Task Force Issue 02-16, “Accounting by a Customer for Certain Consideration Received from a Vendor.”

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income

Pursuant to the provisions of SFAS No. 130, “Reporting Comprehensive Income,” comprehensive income includes all changes to shareholders’ equity during a period, except those resulting from investments by and distributions to shareholders. As of September 30, 2005 and September 29, 2006, “Accumulated other comprehensive income” consists of minimum pension liability of ($9,181) and ($17,943), respectively, foreign currency translation adjustment of $23,589 and $27,475, respectively, and fair value of cash flow hedges of ($3,101) and $2,992, respectively.

Currency translation

Gains and losses resulting from the translation of financial statements of non-U.S. subsidiaries are reflected as a component of accumulated other comprehensive income (loss) in shareholders’ equity. Currency transaction gains and losses included in operating results for fiscal 2004, 2005 and 2006 were not significant.

Current assets

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories are valued at the lower of cost (principally the first-in, first-out method) or market. The LIFO (last-in, first-out) method of determining cost is used to value certain directly marketed items. The stated value of inventories determined using the LIFO method is not significantly different from replacement or current cost. Personalized work apparel, linens and other rental items in service are recorded at cost and are amortized over their estimated useful lives, approximately two years.

The components of inventories are as follows:

	Fiscal
	2005	2006
Food	32.4%	31.9%
Career apparel, safety equipment and linens	63.8%	64.2%
Parts, supplies and novelties	3.8%	3.9%

	100.0%	100.0%

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Property and equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives on a straight-line basis. Gains and losses on dispositions are included in operating results. Maintenance and repairs are charged to current operations, and replacements and significant improvements are capitalized. The estimated useful lives for the major categories of property and equipment are 10 to 40 years for buildings and improvements and 3 to 10 years for service equipment and fixtures. Depreciation expense in fiscal 2004, 2005 and 2006 was $222.9 million, $237.6 million and $244.1 million, respectively.

Other assets

Other assets consist primarily of investments in 50% or less owned entities, client contract investments, computer software costs and long-term receivables. Investments in which the Company owns more than 20% but less than a majority are accounted for using the equity method. Investments in which the Company owns less than 20% are accounted for under the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or the cost method, as applicable.

Other accrued expenses and liabilities

Other accrued expenses and current liabilities consist principally of insurance accruals, advanced payments from clients, taxes, interest, accrued commissions and asset retirement obligations. Noncurrent liabilities consist primarily of deferred compensation, insurance accruals, pension liabilities, legal reserves, holdbacks on acquisitions and asset retirement obligations.

The Company is self-insured for a limited portion of the risk retained under its general liability and workers’ compensation arrangements. When required, self-insurance reserves are recorded based on actuarial analyses.

Fair value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, long-term borrowings and derivatives. Management believes that the carrying value of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values. See Note 6 for the fair value of long-term borrowings and derivatives.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Earnings per share

The Company follows the provisions of SFAS No. 128, “Earnings per Share.” Basic earnings per share is based on the weighted average number of common shares outstanding during the respective periods. Diluted earnings per share is based on the weighted average number of common shares outstanding during the respective periods, plus the potential dilution of restricted stock units and shares that could be issued resulting from the exercise of stock options under the ARAMARK Ownership and Equity Incentive Plans. Earnings applicable to common stock and common shares utilized in the calculation of basic and diluted earnings per share are as follows:

	Fiscal
	2004	2005	2006
	(in thousands, except per share data)
Earnings:
Income from continuing operations before cumulative effect of change in accounting principle	$263,104	$288,475	$261,356

Net income	$263,104	$288,475	$261,098

Shares:
Weighted average number of common shares outstanding used in basic earnings per share calculation	188,799	185,991	183,259
Impact of restricted stock units and potential exercise of stock options under the ARAMARK Ownership and Equity Incentive Plans	4,655	2,318	2,103

Total common shares used in diluted earnings per share calculation	193,454	188,309	185,362

Earnings per common share-Basic:
Income from continuing operations before cumulative effect of change in accounting principle	$1.39	$1.55	$1.43

Net income	$1.39	$1.55	$1.42

Earnings per common share-Diluted:
Income from continuing operations before cumulative effect of change in accounting principle	$1.36	$1.53	$1.41

Net income	$1.36	$1.53	$1.41

Options to purchase 2,453,112 shares were outstanding at September 30, 2005, but were not included in the computation of diluted earnings per common share, as their effect would have been antidilutive. Options to purchase 19,782 shares were outstanding at September 29, 2006, but were not included in the computation of diluted earnings per common share, as their effect would have been antidilutive.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Through fiscal 2005, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans (see Note 11 for the adoption of SFAS No. 123R, “Share-Based Payment,” on October 1, 2005). Accordingly, no compensation expense for stock options was recognized. If compensation cost for these plans had been determined using the fair-value method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

	Fiscal
	2004	2005
Net income, as reported	$263,104	$288,475
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	574	2,149
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14,305)	(17,160)

Net income, pro forma	$249,373	$273,464

Earnings per share
As reported:
Basic	$1.39	$1.55
Diluted	$1.36	$1.53
Pro forma:
Basic	$1.32	$1.47
Diluted	$1.29	$1.45

The weighted average fair value of options granted in fiscal 2004 and 2005 was $7.39 and $6.51, respectively, per option. The fair value of each option was estimated on the grant date using the Black-Scholes Option Pricing Model, with the following assumptions:

	Fiscal
	2004		2005
Risk-free interest rate	3.1	%-3.7%	3.4	%-4.3%
Expected life in years	5		5
Dividend yield	0.7	%-0.8%	0.8	%-1.0%
Expected volatility	27%		27%

Supplemental cash flow information

	Fiscal
	2004	2005	2006
	(dollars in millions)
Interest paid	$125.4	$128.4	$140.3
Income taxes paid	$110.3	$139.7	$155.8

Cash flow from other investing activities in fiscal 2005 includes approximately $14.1 million representing a special distribution of proceeds from a real estate sale by a 50%-owned equity affiliate, and approximately $18.0 million from the repayment of a client note receivable.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Significant noncash activities follow:

•

During fiscal 2004, 2005 and 2006, the Company contributed $3.2 million, $3.7 million and $4.3 million, respectively, of stock units to its stock unit retirement plan in satisfaction of its accrued obligations. See Note 8.

•

During fiscal 2004, 2005 and 2006, the Company executed capital lease transactions. The present value of the future rental obligations was approximately $33.2 million, $16.9 million and $18.2 million for fiscal 2004, 2005 and 2006, respectively, which is included in property and equipment.

Note 2. Proposed merger:

On August 8, 2006, ARAMARK signed a definitive merger agreement under which Joseph Neubauer, Chairman and Chief Executive Officer, and investment funds managed by GS Capital Partners, CCMP Capital Advisors and J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC will acquire ARAMARK in a transaction valued at approximately $8.3 billion, including the assumption or repayment of approximately $2.0 billion of debt. Under the terms of the agreement, ARAMARK stockholders will receive $33.80 in cash for each share of ARAMARK common stock they hold. The Board of Directors of ARAMARK, on the unanimous recommendation of a special committee comprised entirely of independent directors, has approved the agreement and has recommended that ARAMARK’s stockholders approve the merger. The transaction is expected to be completed by late 2006 or early 2007, subject to receipt of stockholder approval and regulatory approvals, as well as satisfaction of other customary closing conditions.

As of September 29, 2006, the Company has incurred approximately $6.4 million of merger-related costs, which are included in “Selling and general corporate expense” in the fiscal 2006 Consolidated Statement of Income. The Company expects to incur additional merger-related costs in fiscal 2007, which will be expensed as incurred.

Note 3. Discontinued operations:

In the third quarter of fiscal 2003, ARAMARK completed the sale of ARAMARK Educational Resources (AER) to Knowledge Learning Corporation for approximately $250 million in cash. At the time of sale, certain accruals were established for liabilities expected pursuant to the indemnification provisions of the sale agreement. In the fourth quarter of fiscal 2006, the remaining accrual balances were adjusted to reflect current expectations, resulting in additional income from discontinued operations of $3.1 million ($0.02 per diluted share), net of taxes of $1.9 million.

Note 4. Acquisitions:

Fiscal 2004

During the second quarter of fiscal 2004, the Company acquired Catering Alliance, a contract caterer in the United Kingdom, for approximately $85 million in cash, and increased its ownership in Central Restaurantes (Chile) from 20% to 51% for approximately $37 million in cash. During the fourth quarter of fiscal 2004, the Company acquired 90% of Bright China Service Industries, a facility services company, for approximately $13 million in cash. Also, during fiscal 2004, the Company acquired several regional uniform rental companies for a total of approximately $21 million in cash. The Company’s pro forma results of operations for fiscal 2004 would not have been materially different than reported, assuming that these acquisitions had occurred at the beginning of the fiscal period.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Fiscal 2005

During the second quarter of fiscal 2005, the Company increased its ownership in its Irish food service affiliate from 45% to 90%, for approximately $61 million in cash. Also, during fiscal 2005, the Company acquired several regional uniform rental companies for a total of approximately $56 million in cash. The Company’s pro forma results of operations for fiscal 2004 and 2005 would not have been materially different than reported, assuming that these acquisitions had occurred at the beginning of the respective fiscal periods.

Fiscal 2006

During fiscal 2006, the Company acquired the stock of an online catering company and several refreshment services companies for approximately $81 million in cash and future consideration of up to $85 million, to be determined based upon operating results of the catering company during the next five years. The Company also increased its ownership in its Chilean subsidiary from 51% to 80%, for approximately $40 million in cash, and acquired a food service company in China and a refreshment services company in Canada. Finally, the Company completed the acquisition of four regional uniform companies for $14 million in cash. The Company’s pro forma results of operations for fiscal 2004, 2005 and 2006 would not have been materially different than reported, assuming that these acquisitions had occurred at the beginning of the respective fiscal periods.

Note 5. Goodwill and other intangible assets:

The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company has completed the annual goodwill impairment tests required by SFAS No. 142, which, other than as described below, did not result in an impairment charge.

Goodwill, allocated by segment, follows (in thousands):

	September 30, 2005	Acquisitions	Impairment	Translation and Other	September 29, 2006
Food and Support Services—United States	$1,062,244	$51,523	$—	$—	$1,113,767
Food and Support Services—International	277,455	33,992	—	7,214	318,661
Uniform and Career Apparel—Rental	233,631	6,616	—	—	240,247
Uniform and Career Apparel—Direct Marketing	109,419	—	(35,000)	—	74,419

	$1,682,749	$92,131	$(35,000)	$7,214	$1,747,094

The increase in goodwill resulted principally from (i) the acquisitions of an online catering services company and a refreshment services business in the United States, (ii) increased ownership in our Chilean subsidiary, (iii) the acquisition of a food service company in China, and (iv) the acquisition of four regional uniform rental companies. These amounts may be revised upon final determination of the purchase price allocations. The other change relates principally to currency translation, offset by an adjustment to deferred income taxes resulting from a 2005 acquisition.

During the third quarter of fiscal 2006, a goodwill impairment charge of $35.0 million was recorded in the “Uniform and Career Apparel—Direct Marketing” segment associated with the WearGuard-Crest reporting unit. The primary reason for the goodwill impairment was the continuing decline in operating results, particularly in the healthcare uniform division, due to competitive pressures resulting in reduced sales and operating income. To determine the amount of the charge, the Company estimated the fair value of the WearGuard-Crest reporting unit using a discounted cash flow valuation methodology, and measured the goodwill impairment following the

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

provisions of SFAS No. 142. The analysis included making assumptions about the future profitability and cash flows of the business, which the Company believes to be reasonable; however, actual results in the future may vary from these amounts. The impairment charge of $35.0 million represents approximately 65% of the total goodwill attributable to the WearGuard-Crest reporting unit.

Other intangible assets consist of (in thousands):

	September 30, 2005			September 29, 2006
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer relationship assets	$517,607	$(243,969)	$273,638	$575,947	$(278,359)	$297,588
Other	19,195	(18,249)	946	19,205	(18,807)	398

	$536,802	$(262,218)	$274,584	$595,152	$(297,166)	$297,986

Other intangible assets are amortizable and consist primarily of contract rights, customer lists and non-compete agreements. The intangible assets are being amortized on a straight-line basis over the expected period of benefit, 3 to 20 years, with a weighted average life of about 10 years. Intangible assets of approximately $70 million were acquired through business combinations during fiscal 2006. Amortization of intangible assets for the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006 was approximately $50 million, $48 million and $50 million, respectively. Based upon the recorded balances at September 29, 2006, future amortization will be approximately $55 million, $51 million, $48 million, $46 million and $44 million for fiscal 2007 through fiscal 2011, respectively.

Note 6. Borrowings:

Long-term borrowings at September 30, 2005 and September 29, 2006 are summarized in the following table:

	Fiscal
	2005	2006
	(in thousands)
Credit facility borrowings	$51,618	$326,103
European facility borrowings	273,068	262,930
Bank term loan due October 2006	20,000	20,000
Japanese borrowings	47,763	45,902
5.00% notes, due June 2012	249,971	249,976
6.375% notes, due February 2008	291,260	297,311
7.00% notes, due July 2006	299,992	—
7.00% notes, due May 2007	299,814	299,933
7.10% notes, due December 2006	124,979	124,998
7.25% notes and debentures, due August 2007	30,730	30,730
Capital leases	48,199	54,309
Other	103,491	91,099

	1,840,885	1,803,291
Less-current portion	(46,363)	(40,203)

	$1,794,522	$1,763,088

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The Company’s $900 million revolving credit facility (the “U.S. Credit Facility”), consists of an $800 million U.S. dollar tranche and a $100 million Canadian dollar equivalent tranche. The U.S. Credit Facility expires in November 2010. The agreement contains an option for the Company to increase the amount of the facility to $1.25 billion, subject to the lender banks’ approval. Interest on U.S. borrowings is based on the Prime Rate or LIBOR plus a spread of 0.33% to 1.00% (as of September 29, 2006—1.00%). Interest on Canadian borrowings is based on the Canadian Prime Rate or Canadian Bankers Acceptance Rate plus a spread of 0.33% to 1.00% (as of September 29, 2006—1.00%). There is a facility fee ranging from 0.07% to 0.25% (as of September 29, 2006—0.25%). The spreads and fee margins are based on credit ratings as defined. The credit facility contains restrictive covenants that provide, among other things, limitations on liens and dispositions of material assets. The terms of the credit facility also require that the Company maintain certain specified ratios of cash flow to fixed charges and total borrowings to EBITDA, as defined. At September 29, 2006, the Company was in compliance with all of these covenants.

On September 29, 2006, the Company amended the U.S. Credit Facility to increase the commitments under such credit facility that are available to the Company in the form of letters of credit denominated in U.S. dollars from $150 million to $300 million. All other terms and conditions in the existing facility remained unchanged.

The Company’s GBP 175 million revolving credit facility provides for borrowings available in multiple currencies. The credit facility expires in June 2009. The agreement contains an option to increase the amount of the facility to GBP 250 million, subject to the lender banks’ approval. Interest on borrowings is based on the relevant currency LIBOR plus a spread of 0.375% to 1.50% (as of September 29, 2006—1.30%). The spread reflects an increase of 0.05% due to the facility utilization (as defined) being 50% or more. The spreads are based on credit ratings of ARAMARK Corporation as defined. The credit facility contains restrictive covenants which provide, among other things, limitations on liens and dispositions of material assets by the Company, which are consistent with the U.S. Credit Facility. The terms of the credit facility also require that the Company maintain certain specified ratios of cash flow to fixed charges and total borrowings to EBITDA, which are consistent with the U.S. Credit Facility. At September 29, 2006, the Company was in compliance with all of these covenants.

During the fourth quarter of fiscal 2006, several ratings services downgraded the Company’s corporate credit rating due to the pending merger transaction.

During the first quarter of fiscal 2004, the Company entered into a Japanese yen denominated borrowing agreement and borrowed the equivalent of $50 million. The note bears interest at 1.2% and matures in October 2006. This note has been designated as a hedge of the Company’s net Japanese currency exposure represented by the equity investment in our Japanese affiliate, AIM Services Co., Ltd.

The $20 million bank term loan bears interest at 3.58% plus a spread of 0.0%—0.75% (0.50% as of September 29, 2006). The spread is based on credit rating, as defined in the term loan agreement. The term loan matures in October 2006.

Subsequent to September 29, 2006, both the Japanese denominated loan and the $20 million bank term loan were extended to March 31, 2007. Interest on the loans is based on the relevant currency LIBOR plus a spread of 0.50% as determined by ARAMARK Corporation’s credit rating, as defined.

During the third quarter of fiscal 2005, ARAMARK Services, Inc. issued $250 million of 5.00% guaranteed notes due June 1, 2012. Proceeds from the offering were used primarily to repay the maturing 8.15% notes (due May 2005) and the bank term loans (due May 2005). The 5.00% notes may be redeemed, in whole or in part, at any time at the Company’s option. The redemption price equals the greater of (i) 100% of the principal amount or (ii) an amount based on the discounted present value of scheduled principal and interest payments, as defined.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The 6.375% (due February 2008) and 7.0% (due May 2007) notes may be redeemed, in whole or in part, at any time at the Company’s option. The redemption price equals the greater of (i) 100% of the principal amount or (ii) an amount based on the discounted present value of scheduled principal and interest payments, as defined.

During the third quarter of fiscal 2006, the Company borrowed approximately $300 million under its $900 million U.S. Credit Facility to repay the 7.00% Notes due July 2006.

The 7.25% notes and debentures (due August 2007) may be exchanged, in whole or in part, at the option of the holder, for 7.10% senior notes due December 2006. The Company currently has the right to redeem these notes and debentures, at par, upon being presented with a notice of conversion.

Effective July 2005, Central Restaurantes, a subsidiary of the Company, established a non-revolving credit facility in Chile which consolidated existing debt and provided additional financing. The credit facility expires in July 2010 and requires periodic repayment of amounts borrowed. Interest on borrowings is based on the TAB 180 day bank rate plus a spread of 0.85% (as of September 29, 2006-0.85%). The credit facility contains restrictive covenants which provide, among other things, limitations on liens and disposition of material assets. The terms of the credit facility also require Central Restaurantes maintain certain specified ratios of total liabilities to equity, total borrowings to EBITDA and operating income to interest expense, as defined. At September 29, 2006, the Company was in compliance with all of these covenants.

Debt repayments of $546.6 million, contractually due in fiscal 2007, have been classified as non-current in the accompanying consolidated balance sheet as the Company has the ability and intent to finance the repayments through additional borrowings under the U.S. Credit Facility. Accrued interest on borrowings totaling $31.7 million at September 30, 2005 and $28.3 million as of September 29, 2006 is included in current liabilities as “Other accrued expenses.”

The Company follows the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133.” Derivative financial instruments, such as interest rate swaps, forward exchange contract agreements and natural gas swap agreements are used to manage changes in market conditions related to debt obligations, foreign currency exposures and exposure to fluctuating natural gas prices. All derivatives are recognized on the balance sheet at fair value at the end of each fiscal year. The counterparties to the Company’s derivative agreements are generally major international banks. The Company continually monitors its positions and the credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

As of September 29, 2006, the Company had $300 million and 93 million British pounds of interest rate swap agreements, which are designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate borrowings and $100 million of swap agreements designated as fair-value hedging instruments. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. During fiscal 2004, 2005 and 2006, a charge of approximately $3.4 million (net of tax), a credit of approximately $1.0 million (net of tax), and a credit of $7.1 million (net of tax) related to interest rate swaps were recorded in comprehensive income, respectively. As of September 29, 2006, approximately $6.5 million of net unrealized gains and $2.5 million of realized losses related to interest rate swaps were included in “Accumulated other comprehensive income.” Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge are recognized currently in earnings, offset by recognizing currently in earnings the change in the fair value of the underlying hedged

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

item. As of September 29, 2006, approximately $2.6 million has been included in “Other Noncurrent Liabilities,” with an offsetting decrease in “Long-Term Borrowings” in the Consolidated Balance Sheet related to fair value hedges. The hedge ineffectiveness for cash flow and fair value hedging instruments for fiscal 2004, 2005 and 2006 was not material.

As of September 29, 2006, the Company had foreign currency forward exchange contracts outstanding, with notional amounts of 53.0 million Euros, 8.0 million GBP, 68.8 million Canadian dollars and 2.0 million Mexican Pesos, to mitigate the risk of changes in foreign currency exchange rates on short-term intercompany loans to certain international subsidiaries. Gains and losses on these foreign currency exchange contracts are recognized in income currently, substantially offsetting currency transaction gains and losses on the short-term intercompany loans. As of September 29, 2006, the fair value of these foreign exchange contracts was a $0.4 million net unrealized gain. Net foreign currency transaction gains and losses were not material during the periods presented.

During October 2005, the Company terminated $200 million of pay floating/receive fixed interest rate swaps designated as fair value hedges. The realized loss of approximately $6.5 million has been deferred and will be amortized to interest expense over the remaining life of the bonds due in February 2008.

Beginning in November 2005, the Company has entered into a series of pay fixed/receive floating natural gas swap agreements based on a NYMEX price in order to limit its exposure to price increases for natural gas, primarily in the Uniform and Career Apparel—Rental segment. As of September 29, 2006, the Company has contracts for approximately 962,000 MMBtu’s outstanding for settlement in fiscal 2007 and 2008. The contracts, designated as cash flow hedging instruments, are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to the natural gas swap agreements are included in “Cost of services provided.” The total realized loss reclassified into earnings during fiscal 2006 was approximately $1.4 million. As of September 29, 2006, an unrecognized loss of approximately $1.0 million is recorded in “Accumulated other comprehensive income.” There was no hedge ineffectiveness for fiscal 2006.

The following summarizes the fair value of the Company’s financial instruments as of September 30, 2005 and September 29, 2006. The fair values were computed using market quotes, if available, or based on discounted cash flows using market interest rates as of the end of the respective periods.

	Fiscal 2005		Fiscal 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (Liability), in millions:
Long-term debt	$(1,840.9)	$(1,866.8)	$(1,803.3)	$(1,759.9)
Pay fixed/receive variable interest rate swap agreements	0.7	0.7	10.6	10.6
Receive fixed/pay variable interest rate swap agreements	(8.5)	(8.5)	(2.6)	(2.6)
Forward contracts	(0.2)	(0.2)	0.4	0.4
Pay fixed/receive floating natural gas swap agreements	—	—	(1.6)	(1.6)

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Long-term borrowings maturing in the next five fiscal years are as follows:

Amount
(in thousands)
2007	$40,203
2008	314,450
2009	287,026
2010	20,889
2011	886,460
Thereafter	254,263

The components of interest and other financing costs, net, are summarized as follows:

	Fiscal
	2004	2005	2006
	(in thousands)
Interest expense	$121,894	$124,122	$130,318
Interest income	(2,387)	(3,891)	(1,595)
Other financing costs	2,855	6,768	11,222

Total	$122,362	$126,999	$139,945

Note 7. Asset retirement obligations:

Effective September 29, 2006, the Company adopted the provisions of FIN 47, “Accounting for Conditional Asset Retirement Obligations.” This interpretation clarified SFAS No. 143, “Accounting for Asset Retirement Obligations,” with respect to the requirement to recognize a liability for the fair value of a conditional asset retirement obligation. The Interpretation states that when an existing law, regulation, or contract requires an entity to perform an asset retirement activity, an unambiguous requirement to perform the retirement activity exists, even if that activity can be deferred indefinitely.

In connection with the adoption of FIN 47, additional liabilities were recognized with an estimated fair value of $6.8 million at September 29, 2006, for asset retirement obligations, which consist primarily of costs associated with the removal and disposal of regulated asbestos-containing material and the retirement of certain equipment and leasehold improvements. The liabilities pertaining to the asset retirement obligations are included in “Other accrued expenses and current liabilities” ($0.9 million) and “Other Noncurrent Liabilities” ($5.9 million) in the Consolidated Balance Sheet. Additionally, the asset retirement costs were capitalized by increasing the carrying amounts of related long-lived assets by $3.3 million and recording accumulated depreciation of $2.0 million, representing depreciation expense from the time the original assets were placed into service. In future periods, the liability will be accreted to its present value and the capitalized cost will be depreciated over the useful life of the related asset. The liability is also required to be adjusted for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. Upon retirement of the long-lived asset, the obligation is settled. The cumulative effect adjustment recognized upon adoption of this accounting interpretation was approximately $3.4 million ($0.02 per diluted share), net of taxes of $2.1 million.

The estimated fair value of the asset retirement obligation is $6.8 million at September 29, 2006, and the pro forma amounts assuming FIN 47 had been adopted in prior years are $5.2 million and $6.3 million at October 1, 2004 and September 30, 2005, respectively. Earnings per share for fiscal years 2004 and 2005 would not have been different from the reported amounts had the interpretation been adopted in the prior years.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Note 8. Employee pension and profit sharing plans:

In the United States, the Company maintains qualified contributory and non-contributory defined contribution retirement plans for eligible employees, with Company contributions to the plans based on earnings performance or salary level. The Company also has a non-qualified stock unit retirement plan for certain employees. The total expense of the above plans for fiscal 2004, 2005 and 2006 was $23.2 million, $24.2 million and $25.6 million, respectively. During fiscal 2004, 2005 and 2006, the Company contributed to the stock unit retirement plan 123,890 stock units, 137,976 stock units and 128,374 stock units, respectively, which are convertible into Class A or Class B common stock, in satisfaction of its accrued obligations. The value of the stock units was credited to capital surplus. The Company participates in various multi-employer union administered pension and employee welfare plans. Contributions to these plans, which are primarily defined benefit plans, result from contractual provisions of labor contracts and were $24.5 million, $27.6 million and $30.2 million for fiscal 2004, 2005 and 2006, respectively. Additionally, the Company maintains several contributory and non-contributory defined benefit pension plans, primarily in Canada and the United Kingdom.

The following table sets forth the components of net periodic pension cost for the Company’s single-employer defined benefit pension plans for fiscal 2004, 2005 and 2006 (in thousands):

	Fiscal
	2004	2005	2006
Service cost	$5,731	$6,830	$7,415
Interest cost	6,504	7,839	8,313
Expected return on plan assets	(5,763)	(6,871)	(8,417)
Amortization of transitional obligation	(45)	—	—
Amortization of unrecognized prior service cost	200	225	243
Amortization of unrecognized net loss (gain)	(933)	832	2,571

Net periodic pension cost	$5,694	$8,855	$10,125

The following tables set forth changes in the projected benefit obligation and the fair value of plan assets for these plans as of and for the fiscal year ended September 29, 2006 (in thousands):

Benefit obligation, beginning	$151,060
Foreign currency translation	7,680
Service cost	7,415	Fair value of plan assets, beginning	$108,701
Interest cost	8,313	Foreign currency translation	5,664
Employee contributions	2,581	Employer contributions	11,787
Actuarial loss (gain)	6,612	Employee contributions	2,581
Benefits paid	(8,465)	Actual return on plan assets	6,818
Plan amendment	(1,954)	Benefits paid	(8,465)

Benefit obligation, end	$173,242	Fair value of plan assets, end	$127,086

		Amounts recognized in the balance sheet:
		Prepaid asset	$16,629
Funded status	$(46,156)	Accrued benefit liability	(36,326)
Unrecognized prior service cost (credit)	(228)	Intangible asset	1,782
Unrecognized net loss (gain)	56,120	Other comprehensive income	27,651

Net amount recognized as prepaid asset	$9,736	Net amount recognized	$9,736

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The assumptions utilized in the determination of pension expense and the funded status information include a weighted average discount rate of 5.3% for pension expense, a weighted average discount rate of 5.2% for the funded status, a weighted average rate of compensation increase of 3.5% and a weighted average long-term rate of return on assets of 7.5%. Assumptions are adjusted annually, as necessary, based on prevailing market conditions and actual experience.

The United Kingdom defined benefit pension plan was amended in fiscal 2006 for a change in the calculation of future benefits for active members. This amendment resulted in an unrecognized prior service credit of $2.0 million, which will be recognized against net periodic pension cost over the expected working lifetime of the active membership.

The accumulated benefit obligation as of September 29, 2006 is $149.8 million. The change in other comprehensive income attributable to the change in additional minimum liability for fiscal 2006 is a charge of $8.8 million (net of tax).

The following tables set forth changes in the projected benefit obligation and the fair value of plan assets for these plans as of and for the fiscal year ended September 30, 2005 (in thousands):

Benefit obligation, beginning	$127,718
Foreign currency translation	4,694	Fair value of plan assets, beginning	$85,938
Service cost	6,830	Foreign currency translation	3,292
Interest cost	7,839	Employer contributions	10,782
Employee contributions	2,419	Employee contributions	2,419
Actuarial loss (gain)	9,010	Actual return on plan assets	13,720
Benefits paid	(7,450)	Benefits paid	(7,450)

Benefit obligation, end	$151,060	Fair value of plan assets, end	$108,701

		Amounts recognized in the balance sheet:
		Prepaid asset	$16,355
Funded status	$(42,359)	Accrued benefit liability	(22,156)
Unrecognized prior service cost	1,975	Intangible asset	467
Unrecognized net loss (gain)	49,235	Other comprehensive income	14,185

Net amount recognized as prepaid asset	$8,851	Net amount recognized	$8,851

The assumptions utilized in the determination of pension expense and the funded status information include a weighted average discount rate of 5.9% for pension expense, a weighted average discount rate of 5.3% for the funded status, a weighted average rate of compensation increase of 3.8% and a weighted average long-term rate of return on assets of 7.2%. Assumptions are adjusted annually, as necessary, based on prevailing market conditions and actual experience.

The accumulated benefit obligation as of September 30, 2005 is $129.5 million. The change in other comprehensive income attributable to the change in additional minimum liability for fiscal 2005 is a credit of $5.7 million (net of tax).

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The following table sets forth information for the Company’s single-employer pension plans with an accumulated benefit obligation in excess of plan assets as of September 30, 2005 and September 29, 2006 (in thousands):

	Fiscal
	2005	2006
Projected benefit obligation	$82,010	$164,232
Accumulated benefit obligation	74,474	118,657
Fair value of plan assets	51,642	141,798

Assets of the plans are invested with the goal of principal preservation and enhancement over the long-term. The primary goal is total return, consistent with prudent investment management. The current overall capital structure and targeted ranges for asset classes are 50-70% invested in equity securities and 30-50% invested in debt securities. As of September 30, 2005, the overall portfolio mix consisted of 65% equity securities, 30% debt securities and 5% cash and cash equivalents. As of September 29, 2006, the overall portfolio mix consisted of 66% equity securities, 31% debt securities and 3% cash and cash equivalents. Performance of the plans is monitored on a regular basis and adjustments of the asset allocations are made when deemed necessary.

The weighted-average long-term rate of return on assets has been determined based on an estimated weighted-average of long-term returns of major asset classes, taking into historical performance of plan assets, the current interest rate environment, plan demographics, acceptable risk levels and the estimated value of active asset management.

It is the Company’s policy to fund at least the minimum required contributions as outlined in the required statutory actuarial valuation for each plan. The following table sets forth the benefits expected to be paid in the next five fiscal years and in aggregate for the five fiscal years thereafter by the Company’s defined benefit pension plans (in thousands):

Fiscal 2007	$9,012
Fiscal 2008	$9,346
Fiscal 2009	$8,373
Fiscal 2010	$8,588
Fiscal 2011	$8,529
Fiscal 2012 - 2016	$46,919

The estimated benefit payments above are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

The expected contributions to be paid to the Company’s defined benefit pension plans during fiscal 2007 are approximately $12.5 million.

During the third quarter of fiscal 2006, the Company entered into a guarantee arrangement with ARAMARK Trustees Limited, trustee of the ARAMARK Pension Plan, the Company’s UK defined benefit pension plan (the “Plan”), whereby the Company has guaranteed the funding deficit of the Plan as required by the Pension Protection Fund in the event that the plan sponsor, ARAMARK Limited, a wholly-owned subsidiary of the Company, is unable to fund the deficit.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Note 9. Income taxes:

The Company accounts for income taxes following the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires deferred tax assets or liabilities to be recognized for the estimated future tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities based on the enacted tax law and statutory tax rates applicable to the periods in which the temporary differences are expected to affect taxable income.

The components of income from continuing operations before income taxes by source of income are as follows:

	Fiscal
	2004	2005	2006
	(in thousands)
United States	$381,688	$407,950	$321,336
Non-U.S.	33,528	45,223	69,250

	$415,216	$453,173	$390,586

The provision for income taxes consists of:

	Fiscal
	2004	2005	2006
	(in thousands)
Current:
Federal	$92,240	$131,706	$128,774
State and local	15,472	23,148	26,032
Non-U.S.	11,651	13,917	28,146

	119,363	168,771	182,952

Deferred:
Federal	$27,304	$(4,429)	$(40,167)
State and local	5,871	(952)	(6,969)
Non-U.S.	(426)	1,308	(6,586)

	32,749	(4,073)	(53,722)

	$152,112	$164,698	$129,230

Current taxes payable of $36.9 million and $42.6 million at September 30, 2005 and September 29, 2006, respectively, are included in “Other accrued expenses and current liabilities.” During the first quarter of fiscal 2006, the Company reduced the provision for income taxes by approximately $14.9 million, based upon the settlement of certain open tax years.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The provision for income taxes varies from the amount determined by applying the United States Federal statutory rate to pre-tax income as a result of the following:

	Fiscal
	2004	2005	2006
	(% of pre-tax income)
United States statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes, resulting from:
State income taxes, net of Federal tax benefit	3.3	3.2	3.2
Foreign tax benefits	(0.7)	(0.5)	(0.3)
Permanent book/tax differences	0.7	0.3	1.0
Tax credits & other	(1.7)	(1.7)	(2.0)
Adjustment based on settlement of certain open tax years	—	—	(3.8)

Effective income tax rate	36.6%	36.3%	33.1%

The effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which it operates. Judgment is required in determining the effective tax rate and in evaluating the Company’s tax positions. The Company establishes reserves when, despite the belief that the Company’s tax return positions are supportable, the Company believes that certain positions are likely to be challenged and that the Company may not succeed. The Company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The effective tax rate includes the impact of reserve provisions and changes to the reserve that the Company considers appropriate, as well as related interest. This rate is also applied to the quarterly operating results. In the event that there is a significant unusual/or one-time item recognized in the Company’s operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

A number of years may elapse before a particular tax reporting year is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. In the United States, the statutes for 1998 through 2005 remain open and the Internal Revenue Service has settled the examination of the Company’s tax returns for 1998 through 2003. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its income tax accruals reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the Company’s cash. Favorable resolution would be recognized as a reduction of the effective tax rate in the year of resolution.

Certain subsidiaries have accumulated state and foreign net operating loss carryforwards for which no tax benefit has been recorded based upon the uncertainty of realization. At September 29, 2006, the amount of the potential future tax benefit was approximately $34.0 million, of which approximately $9.0 million is attributable to stock option deductions and will be recorded in equity if realized. The state and foreign net operating loss carryforwards will expire from 2007 through 2022.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

As of September 30, 2005 and September 29, 2006, the components of deferred taxes are as follows:

	Fiscal
	2005	2006
	(in thousands)
Deferred tax liabilities:
Property and equipment	$110,552	$92,520
Inventory	14,683	3,408
Investments	20,748	22,503
Contributions	14,962	—
Other intangible assets, including goodwill	104,133	128,693
Other	9,926	14,112

Gross deferred tax liability	275,004	261,236

Deferred tax assets:
Insurance	12,274	10,364
Employee compensation and benefits	76,219	105,617
Accruals and allowances	22,807	20,273
Net operating loss carryforwards	30,500	34,000

Gross deferred tax asset, before valuation allowances	141,800	170,254

Valuation allowances	(30,500)	(34,000)

Net deferred tax liability	$163,704	$124,982

The net deferred tax liability at September 30, 2005 and September 29, 2006 includes approximately $12.8 million and $14.8 million, respectively, of deferred tax liability related to the cumulative translation adjustment.

Note 10. Capital stock:

On December 14, 2001, the Company completed an initial public offering (IPO) of 34.5 million shares of its Class B common stock at a price of $23.00 per share, raising approximately $742.9 million, net of issuance costs. Just prior to the completion of the IPO, old ARAMARK Corporation merged with its wholly owned subsidiary, ARAMARK Worldwide Corporation. Each outstanding ARAMARK old Class B and old Class A common share was exchanged for two shares and twenty shares, respectively, of the surviving corporation’s Class A common stock which had the effect of a two-for-one stock split. ARAMARK Worldwide’s name was changed to ARAMARK Corporation, and it succeeded to all the assets, liabilities, rights and obligations of old ARAMARK. Upon completion of the merger, the Amended and Restated Stockholders’ Agreement was terminated and the Company’s limited obligation to repurchase shares was eliminated. Although the Class B shares contain the same economic interests in the Company as the Class A shares, the Class A shares entitle holders to ten votes per share, while the Class B stockholders are entitled to one vote per share.

In May 2002, the Company announced the establishment of a Stock Repurchase Program. Under the Stock Repurchase Program, as amended, the Board of Directors approved the use of up to $900 million to repurchase shares of the Company’s Class A or Class B common stock. Repurchases are made in accordance with applicable securities laws in open market or privately negotiated transactions or otherwise, from time to time, depending on market conditions, and may be discontinued at any time. During fiscal 2006, the Company repurchased 4.1 million shares of Class B common stock at an aggregate cost of approximately $113.4 million, resulting in total repurchases of $761.9 million under the Stock Repurchase Program and current remaining availability of approximately $138.1 million.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

During fiscal 2004, the Company paid cash dividends totaling $37.2 million ($0.05/share in each of the four quarters of fiscal 2004). During fiscal 2005, the Company paid cash dividends totaling $40.3 million ($0.055/share in each of the four quarters of fiscal 2005). During fiscal 2006, the Company paid cash dividends totaling $50.5 million ($0.07/share in each of the four quarters of fiscal 2006). At its November 14, 2006 meeting, the Board of Directors declared a dividend in the amount of $0.07 per share, payable on December 7, 2006 to holders of record of the Company’s Class A and Class B common stock at the close of business on November 24, 2006.

Note 11. Shared-based compensation:

The Company has various share-based compensation programs, which include stock options and restricted stock units. The ARAMARK Ownership Plan provided for the issuance of options to purchase shares of Class A common stock. Concurrent with the establishment of the ARAMARK 2001 Equity Incentive Plan (2001 EIP), as discussed below, no future stock option grants will be made under the ARAMARK Ownership Plan. The Company granted installment stock purchase opportunities under this plan which provide for the purchase of shares of Class A common stock. Installment stock purchase opportunities are exercisable in six annual installments with the exercise price of each purchase opportunity equal to the current fair market value at the time the purchase opportunity is granted.

On December 10, 2001, shareholders approved the 2001 EIP, which provides for the initial issuance of up to 30 million shares of either Class A or Class B common stock, with an additional 3% of the Company’s common stock outstanding as of the end of the prior calendar year becoming available under the plan on each January 1 following the adoption of the plan.

As of September 29, 2006, the Company has reserved approximately 54.6 million shares of common stock for issuance pursuant to its employee ownership and benefit programs. Under all programs, the terms of the awards are fixed at the grant date.

Effective October 1, 2005, the Company adopted SFAS No. 123R, “Share-Based Payment,” and related interpretations and began expensing the grant-date fair value of employee stock options. Prior to October 1, 2005, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense was recognized for employee stock options, as options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS No. 123R using the modified prospective transition method and therefore has not restated prior periods. Under this transition method, compensation cost associated with employee stock options recognized in fiscal 2006 includes amortization related to the remaining unvested portion of stock option awards granted prior to October 1, 2005, and amortization related to new awards granted on or after October 1, 2005.

Prior to the adoption of SFAS No. 123R, the Company presented excess tax benefits resulting from share-based compensation as operating cash flows in the Consolidated Statements of Cash Flows. Cash provided by operating activities includes the tax benefit from the employee exercise of non-qualified stock options of approximately $25.8 million and $26.8 million during the 2004 and 2005 fiscal years, respectively. SFAS No. 123R requires that cash flows resulting from tax deductions in excess of compensation cost recognized in the financial statements be classified as financing cash flows. The Company has adopted the alternative transition method related to the accounting for the tax effects of shared-based payment awards provided by FASB Staff Position No. 123R-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” For fiscal 2006, $12.8 million of tax benefits were included in “Other financing activities.”

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The compensation cost charged to expense in fiscal 2004, 2005 and 2006 for share-based compensation programs was $0.9 million, before taxes of $0.3 million, $3.5 million, before taxes of $1.4 million, and $22.0 million, before taxes of $8.3 million, respectively. The compensation cost recognized is classified as “Selling and general corporate expenses” in the Consolidated Statements of Income. No cost was capitalized during fiscal 2004, 2005 and 2006.

Information on the valuation and accounting for the various programs is provided below.

Stock options

Under various plans, executives, employees and outside directors receive awards of options to purchase common stock. The exercise price equals the market price of the Company’s stock on the date of the grant. Options under the plans generally vest ratably over four years, and remain exercisable for ten years from the date of grant. Options issued to directors are fully vested and exercisable immediately upon grant.

The fair value of options granted was estimated using the Black-Scholes option valuation model and the assumptions noted in the table below. Expected volatility and expected dividend yield are based on actual historical experience of the Company’s stock. The expected life represents the period of time that options granted are expected to be outstanding and was calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107. The risk-free rate is based on the U.S. Treasury security with terms equal to the expected time of exercise as of the grant date.

Fiscal 2006
Expected volatility	20.00%
Expected dividend yield	1.10%
Expected life (in years)	6.25
Risk-free interest rate	4.35% - 5.10%

The weighted-average grant-date fair value of options granted during fiscal 2006 was $6.96 per option.

A summary of stock option activity is presented below:

Options	Shares (000s)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000s)
Outstanding at September 30, 2005	12,109	$21.35
Granted	2,577	$25.57
Exercised	(3,042)	$16.29
Forfeited/Cancelled	(1,051)	$20.60

Outstanding at September 29, 2006 (weighted-average remaining term of 7.2 years)	10,593	$23.91	$94,803

Exercisable at September 29, 2006	4,704	$23.58	$43,630

At September 29, 2006, of the 10,593,136 options outstanding, 277,114 were granted prior to the IPO and 10,316,022 were granted post-IPO. The exercise prices of the pre-IPO options range from $9.35 to $9.95 per share (weighted average of $9.75 per share) with an average remaining contractual term of less than a year. The exercise prices of the post-IPO options range from $20.83 to $33.11 per share (weighted average of $24.29 per share) with an average remaining contractual term of 7.4 years.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

The total intrinsic value of stock options exercised during fiscal 2004, 2005 and 2006 was $97.3 million, $82.4 million and $36.5 million.

Compensation cost is recognized on a straight-line basis over the vesting period during which employees perform related services. Approximately $16.0 million was charged to expense during fiscal 2006. The Company has applied a forfeiture assumption of 8.7% per annum in the calculation of such expense.

As of September 29, 2006, there was approximately $32 million of unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted-average period of approximately 2 years.

Cash received from option exercises during fiscal 2004, 2005 and 2006 was $39.7 million, $35.7 million and $45.3 million, respectively. The total tax benefit generated from options granted prior to October 1, 2005, which were exercised during fiscal 2006, was approximately $12.7 million, which was credited to “Capital surplus.”

Restricted stock units

The grant-date fair value of restricted stock units is based on the market price of the stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform related services, generally four years.

Since fiscal 2004, the Company has issued restricted stock units to certain employees. Participants are entitled to additional restricted stock units, with a value equivalent to any cash dividends. The unvested units are subject to forfeiture if employment is terminated other than due to death, disability or retirement, and the units are nontransferable while subject to forfeiture.

Restricted Stock Units	Units (000s)	Weighted Average Grant Date Fair Value
Nonvested at September 30, 2005	575	$25.59
Granted	534	$25.96
Vested	(99)	$25.66
Forfeited	(164)	$25.88

Nonvested at September 29, 2006	846	$25.76

The compensation cost charged against income during fiscal 2004, 2005 and 2006 for restricted stock unit awards was approximately $0.9 million, $3.5 million and $6.0 million, respectively. As of September 29, 2006, there was approximately $18 million of unrecognized compensation cost related to restricted stock unit awards. The cost is expected to be recognized over a weighted-average period of approximately 3 years.

Note 12. Accounts receivable securitization:

The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, consolidated, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables up to $225 million. The Company has retained collection and administrative responsibility for the participating interest sold, and has retained an undivided interest in the transferred receivables of approximately $291.9 million and $306.1 million at September 30, 2005 and September 29, 2006, respectively, which is subject to a security interest. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” At September 30, 2005 and September 29, 2006, respectively, $189.8 million and $187.8 million of accounts receivable were sold and removed from the consolidated balance sheet. The loss on the sale of receivables was $2.9 million, $6.8 million and $11.2 million for fiscal 2004, 2005 and 2006, respectively, and is included in “Interest and Other Financing Costs, net.”

Note 13. Commitments and contingencies:

The Company has capital and other purchase commitments of approximately $388.7 million at September 29, 2006, primarily in connection with commitments for capital projects, client contract investments and business acquisitions. At September 29, 2006, the Company also has letters of credit outstanding in the amount of $73.3 million.

Certain of the Company’s operating lease arrangements, primarily vehicle leases, with terms of one to eight years, contain provisions related to residual value guarantees. The maximum potential liability to ARAMARK under such arrangements was approximately $77.0 million at September 29, 2006 if the terminal fair value of vehicles coming off lease was zero. Consistent with past experience, management does not expect any significant payments will be required pursuant to these arrangements. No amounts have been accrued for guarantee arrangements at September 29, 2006.

Rental expense for all operating leases was $151.9 million, $150.6 million and $157.5 million for fiscal 2004, 2005 and 2006, respectively. Following is a schedule of the future minimum rental and similar commitments under all noncancelable operating leases as of September 29, 2006 (in thousands):

Fiscal Year
2007	$166,681
2008	75,446
2009	65,565
2010	53,625
2011	47,183
Subsequent years	164,657

Total minimum rental obligations	$573,157

The Company may be exposed to liability resulting from the non-performance of certain indemnification obligations by an entity currently in bankruptcy from which the Company acquired a business in fiscal 2000. The amount of such exposure cannot be quantified at the present time due to uncertainty with respect to the number and amount of claims, if any, originating from or relating to, the pre-acquisition period. The Company has $25 million of insurance coverage for such exposure with a $5 million retained loss limit.

From time to time, the Company is a party to various legal actions involving claims incidental to the conduct of its business, including actions by clients, customers, employees and third parties, including under

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

federal and state employment laws, wage and hour laws and customs, import and export control laws, environmental laws and dram shop laws. Based on information currently available, advice of counsel, available insurance coverage, established reserves and other resources, the Company does not believe that any such actions are likely to be, individually or in the aggregate, material to its business, financial condition, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to the Company’s business, financial condition, results of operations or cash flows.

On July 21, 2004, agents of the United States Department of Commerce, among others, executed a search warrant at the Lexington, Kentucky facilities of Galls, a division of the Company, to gather records in connection with record keeping and documentation of certain export sales. In the Fall of 2004, the Company also provided records in response to grand jury subpoenas. The investigation surrounds the possible failure to obtain proper export licenses or prepare accurate shipping declarations in connection with the export of Galls products. Galls is cooperating fully in the investigation. The Company can give no assurance as to the outcome of this investigation.

On January 18 and 19, 2005, a New Jersey jury found ARAMARK Corporation and certain affiliates liable for approximately $30 million in compensatory damages and $75 million in punitive damages in connection with an automobile accident caused by an intoxicated driver who attended a professional football game at which certain affiliates of the Company provided food and beverage service. The Company and its affiliates appealed the judgment to the Appellate Division of Superior Court of New Jersey on April 13, 2005. Based on the information then available, and acknowledging the uncertainty of litigation, the September 30, 2005 Consolidated Balance Sheet reflected the amount awarded and the related expected recovery if such liability were to be confirmed. Such amounts were included in “Other Noncurrent Liabilities” and “Other Assets,” respectively. On August 3, 2006, the Appellate Division of the Superior Court issued its decision reversing the entire verdict of the trial court, and remanded the matter back to the trial court for a new trial. The September 29, 2006 Consolidated Balance Sheet has been adjusted to remove the previously recorded award liability and related expense recovery. On September 6, 2006, the plaintiffs filed a petition for certification concerning the Appellate Division decision with the New Jersey Supreme Court and the New Jersey Supreme Court has not yet voted on this petition. The Company and its affiliates intend to defend themselves vigorously in this matter.

In June 2006, the Bermuda Monetary Authority (BMA) presented a winding up petition to the Supreme Court of Bermuda as to Hatteras Re, a Bermuda reinsurance company which participates in a portion of ARAMARK’s casualty insurance program, to place it into provisional liquidation. A Joint Provisional Liquidator (JPL) was appointed and authorized to assume control of Hatteras Re’s business. At an official meeting of creditors on November 9, 2006, the creditors elected to keep the JPL as a permanent liquidator and ARAMARK was elected to the creditor’s committee. The Supreme Court of Bermuda, however, has yet to approve these elections. The activities of the JPL are currently underway and ARAMARK’s insurance claims are being paid by Hatteras Re under the direction of the JPL. A preliminary analysis by ARAMARK and its insurance advisors indicates Hatteras Re has access to funds sufficient to pay ARAMARK’s estimated insurance claims for the relevant program periods. ARAMARK and its advisors are currently discussing with the JPL and other insurance carriers an alternative insurance solution for the covered periods, however, the terms and conditions of such an arrangement have not yet been determined and will be dependent in part on the future actions of the JPL and possibly other parties to the Hatteras Re proceedings. While the ultimate outcome of this matter is uncertain, and dependent in part on future developments, based on the information currently available, ARAMARK does not expect the final resolution will have a material adverse effect on the consolidated financial statements.

On May 1, 2006, two cases were filed in the Court of Chancery of the State of Delaware in New Castle County against the Company and each of the Company’s directors. The two cases are putative class actions brought by stockholders alleging that the Company’s directors breached their fiduciary duties to the Company in

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

connection with the proposal from a group of investors led by Mr. Neubauer to acquire all of the outstanding shares of the Company. On May 22, 2006, two additional cases making substantially identical allegations were brought against the Company and certain of its directors, one in the Court of Common Pleas in Philadelphia, Pennsylvania (in which only the Company and Mr. Neubauer were named as defendants) and another in the Court of Chancery of the State of Delaware in New Castle County (in which the Company and all directors were named as defendants). All of the cases make claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On June 7, 2006, the Court of Chancery of the State of Delaware consolidated the three pending Delaware actions as In re: ARAMARK Corporation Shareholders Litigation.

On or around August 11, 2006, a fourth putative class action complaint was filed in the Court of Chancery of the State of Delaware in New Castle County by the City of Southfield Police and Fire Retirement System purportedly on behalf of the Company’s stockholders. The complaint names the Company and each of the Company’s directors as defendants and alleges that the defendants breached their fiduciary duties to the stockholders in connection with the proposed acquisition of the Company’s outstanding shares and making claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On August 25, 2006, the Court of Chancery of the State of Delaware consolidated this action with In re: ARAMARK Corporation Shareholders Litigation. The parties have entered into an agreement in principle to settle the Delaware actions. The agreement in principle remains subject to court approval. As part of the agreement in principle, each share of Class A common stock beneficially owned by members of ARAMARK’s management committee (Joseph Neubauer, L. Frederick Sutherland, Bart J. Colli, Timothy P. Cost, Andrew C. Kerin, Lynn B. McKee, Ravi K. Saligram and Thomas J. Vozzo) will be counted as one vote for purposes of the additional vote to approve the adoption of the merger agreement. In connection with settling in principle, we expect counsel for the plaintiffs to make a demand for a reasonable amount of attorneys’ fees and expenses, which amount has not yet been determined.

Note 14. Quarterly results (unaudited):

The following table summarizes quarterly financial data for fiscal 2005 and 2006:

	Fiscal Quarter
	2005
	First	Second	Third	Fourth	Year
	(in thousands, except per share data)
Sales	$2,730,233	$2,659,142	$2,792,366	$2,781,619	$10,963,360
Cost of services provided	2,474,040	2,428,549	2,532,145	2,487,008	9,921,742
Net income	72,446	53,094	71,383	91,552	288,475
Diluted earnings per share	$0.38	$0.28	$0.38	$0.49	$1.53

	Fiscal Quarter
	2006
	First	Second	Third	Fourth	Year
	(in thousands, except per share data)
Sales	$2,925,928	$2,829,495	$2,933,638	$2,932,112	$11,621,173
Cost of services provided	2,641,593	2,580,379	2,676,846	2,638,565	10,537,383
Net income	93,121	58,631	34,983	74,363	261,098
Diluted earnings per share	$0.50	$0.32	$0.19	$0.40	$1.41

In the first and second fiscal quarters, within the “Food and Support Services—United States” segment, historically there has been a lower level of activity at the higher margin sports, entertainment and recreational food service operations that is partly offset by increased activity in the educational operations. However, in the third and fourth fiscal quarters, historically there has been a significant increase at sports, entertainment and

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

recreational accounts that is partially offset by the effect of summer recess on the educational accounts. In addition, there is a seasonal increase in volume of directly marketed work clothing during the first fiscal quarter.

The third quarter of fiscal 2006 includes goodwill impairment and related charges equivalent to approximately $0.15 per diluted share. The fourth quarter of fiscal 2006 includes merger related costs equivalent to approximately $0.03 per diluted share.

Note 15. Business segments:

The Company provides or manages services in two strategic areas: Food and Support Services and Uniform and Career Apparel, which are organized and managed in the following reportable business segments:

Food and Support Services—United States—Food, refreshment, specialized dietary and support services, including facility maintenance and housekeeping, provided to business, educational and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Food and Support Services—United States operating income for fiscal 2005 includes a gain of approximately $9.7 million representing the Company’s share of the gain from a real estate sale by a 50%-owned equity affiliate. Fiscal 2006 operating income includes approximately $7.5 million of insurance proceeds related to business disruptions in the Gulf Coast region caused by Hurricane Katrina and approximately $5.7 million of costs related to the termination of two unprofitable client contracts.

The National Hockey League Collective Bargaining Agreement expired in September 2004 and the 2004-2005 season was cancelled. As a result, the Food and Support Services—United States segment results for 2005 do not include operating results from NHL venues. The NHL venues resumed operations in fiscal 2006.

Food and Support Services—International—Food, refreshment, specialized dietary and support services, including facility maintenance and housekeeping, provided to business, educational and healthcare institutions and in sports, entertainment, recreational and other facilities serving the general public. Operations are conducted in 19 countries, including the U.K., Canada, Germany, Chile, Ireland, Spain, Korea, Belgium, Mexico, Japan, China, the Czech Republic and Hungary. Food and Support Services—International operating income for fiscal 2005 includes a charge of approximately $7.4 million related to withdrawing from our offshore oil service business in West Africa and management separation costs in the U.K.

Uniform and Career Apparel—Rental—Rental, sale, cleaning, maintenance and delivery of personalized uniform and career apparel and other textile items on a contract basis. Also provided are walk-off mats, cleaning cloths, disposable towels and other environmental control items.

Uniform and Career Apparel—Direct Marketing—Direct marketing of personalized uniforms and career apparel, public safety equipment and accessories to businesses, public institutions and individuals. The segment operating loss for fiscal 2006 includes a goodwill impairment charge of $35.0 million (Note 5) and charges of approximately $8.0 million to adjust asset and liability carrying values at WearGuard-Crest in connection with certain business realignment initiatives.

Corporate—Corporate includes general corporate expenses not specifically allocated to an individual segment. Fiscal 2004 includes a separation charge of approximately $10.0 million related to the resignation of the Company’s former chief executive officer in September 2004, including a lump sum payment ($4.0 million) and the present value of future payments ($3.9 million) due pursuant to his employment agreement, as well as the intrinsic value ($2.1 million) of his outstanding stock options for which vesting was accelerated. Fiscal 2006 Corporate expense includes stock option expense of $16.0 million, which commenced in the first quarter of fiscal

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

2006 upon adoption of SFAS No. 123R, and transaction costs related to the proposed merger of approximately $6.4 million.

Sales by segment are substantially comprised of services to unaffiliated customers and clients. Operating income reflects expenses directly related to individual segments plus an allocation of corporate expenses applicable to more than one segment.

Net property and equipment by geographic area is as follows:

	Fiscal
	2005	2006
	(in millions)
United States	$1,082.4	$1,059.4
International	129.1	137.4

Total	$1,211.5	$1,196.8

	Sales
	Fiscal
	2004	2005	2006
	(in millions)
Food and Support Services—United States	$6,879.3	$7,129.1	$7,454.4
Food and Support Services—International	1,830.4	2,280.2	2,546.6
Uniform and Career Apparel—Rental	1,042.5	1,125.8	1,202.0
Uniform and Career Apparel—Direct Marketing	440.0	428.3	418.2

Total	$10,192.2	$10,963.4	$11,621.2

	Depreciation and Amortization
	Fiscal
	2004	2005	2006
	(in millions)
Food and Support Services—United States	$190.5	$194.5	$202.3
Food and Support Services—International	36.5	48.3	56.1
Uniform and Career Apparel—Rental	58.5	68.5	71.8
Uniform and Career Apparel—Direct Marketing	11.6	7.7	7.7
Corporate	0.9	1.1	1.4

Total	$298.0	$320.1	$339.3

	Operating Income
	Fiscal
	2004	2005	2006
	(in millions)
Food and Support Services—United States	$375.8	$403.1	$397.9
Food and Support Services—International	66.7	78.0	109.4
Uniform and Career Apparel—Rental	116.0	125.8	133.9
Uniform and Career Apparel—Direct Marketing	20.1	11.2	(44.2)

	578.6	618.1	597.0
Corporate	(41.0)	(37.9)	(66.5)

Operating income	537.6	580.2	530.5
Interest and other financing costs, net	(122.4)	(127.0)	(139.9)

Income before income taxes	$415.2	$453.2	$390.6

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

	Capital Expenditures and Client Contract Investments *			Indentifiable Assets
	Fiscal			Fiscal
	2004	2005	2006	2005	2006
	(in millions)
Food and Support Services—United States	$187.2	$172.3	$197.6	$2,513.4	$2,607.5
Food and Support Services—International	57.4	65.0	52.1	1,002.8	1,092.0
Uniform and Career Apparel—Rental	74.3	77.0	60.3	1,146.9	1,202.3
Uniform and Career Apparel—Direct Marketing	5.3	6.1	12.1	280.6	239.8
Corporate	0.4	—	1.9	213.4	121.7

Total	$324.6	$320.4	$324.0	$5,157.1	$5,263.3

*	Includes amounts acquired in business combinations.

Note 16. Condensed consolidating financial statements of ARAMARK Corporation and subsidiaries:

The following condensed consolidating financial statements of ARAMARK Corporation and subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X. These financial statements reflect the guarantee arrangements resulting from the merger transaction effected on January 26, 2007, which is described in Note 2.

These condensed consolidating financial statements have been prepared from the Company’s financial information on the same basis of accounting as the consolidated financial statements. On January 26, 2007, in connection with the Transaction, the Company issued 8.50% senior notes due 2015 and senior floating rate notes due 2015. The senior notes are jointly and severally guaranteed on a senior unsecured basis by substantially all of the Company’s existing and future domestic subsidiaries (excluding the receivables facility subsidiary) (“Guarantors”). Each of the Guarantors is wholly-owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes (“Non-Guarantors”). The Guarantors also guarantee certain other unregistered debt.

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating balance sheets

September 30, 2005

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Assets
Current Assets:
Cash and cash equivalents	$10.8	$19.6	$25.7	$—	$56.1
Receivables	6.8	187.7	614.0	—	808.5
Inventories, at lower of cost or market	18.8	403.9	63.1	—	485.8
Prepayments and other current assets	18.6	64.1	10.1	—	92.8

Total current assets	55.0	675.3	712.9	—	1,443.2

Property and Equipment, net	50.9	994.9	165.7	—	1,211.5
Goodwill	74.4	1,330.6	317.6	(39.9)	1,682.7
Investment and Advances in Subsidiaries	3,740.5	1,428.3	136.0	(5,304.8)	—
Other Intangible Assets	1.8	182.8	90.0	—	274.6
Other Assets	148.2	252.3	144.6	—	545.1

	$4,070.8	$4,864.2	$1,566.8	$(5,344.7)	$5,157.1

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term borrowings	$1.4	$11.8	$33.2	$—	$46.4
Accounts payable	125.4	263.7	195.9	—	585.0
Accrued expenses and other liabilities	138.4	615.4	133.4	—	887.2

Total current liabilities	265.2	890.9	362.5	—	1,518.6

Long-Term Borrowings	1,392.7	25.1	376.7	—	1,794.5
Deferred Income Taxes and Other Noncurrent Liabilities	260.9	185.3	72.2	—	518.4
Intercompany Payable	826.4	—	417.6	(1,244.0)	—
Shareholders’ Equity	1,325.6	3,762.9	337.8	(4,100.7)	1,325.6

	$4,070.8	$4,864.2	$1,566.8	$(5,344.7)	$5,157.1

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating balance sheets

September 29, 2006

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Assets
Current Assets:
Cash and cash equivalents	$3.8	$20.1	$23.8	$—	$47.7
Receivables	4.9	209.4	656.6	—	870.9
Inventories, at lower of cost or market	17.7	414.8	61.7	—	494.2
Prepayments and other current assets	19.1	80.6	14.3	—	114.0

Total current assets	45.5	724.9	756.4	—	1,526.8

Property and Equipment, net	53.6	967.3	175.9	—	1,196.8
Goodwill	74.4	1,353.4	361.4	(42.1)	1,747.1
Investment and Advances in Subsidiaries	4,124.6	1,801.7	119.6	(6,045.9)	—
Other Intangible Assets	1.4	203.8	92.8	—	298.0
Other Assets	40.0	304.0	150.6	—	494.6

	$4,339.5	$5,355.1	$1,656.7	$(6,088.0)	$5,263.3

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term borrowings	$1.5	$14.0	$24.7	$—	$40.2
Accounts payable	122.7	316.0	204.1	—	642.8
Accrued expenses and other liabilities	127.6	627.3	148.7	—	903.6

Total current liabilities	251.8	957.3	377.5	—	1,586.6

Long-Term Borrowings	1,405.7	29.0	328.4	—	1,763.1
Deferred Income Taxes and Other Noncurrent Liabilities	136.6	175.6	79.7	—	391.9
Intercompany Payable	1,023.7	—	507.7	(1,531.4)	—
Shareholders’ Equity	1,521.7	4,193.2	363.4	(4,556.6)	1,521.7

	$4,339.5	$5,355.1	$1,656.7	$(6,088.0)	$5,263.3

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating statements of income

For the year ended October 1, 2004

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$1,015.6	$7,134.1	$2,042.5	$—	$10,192.2
Equity in Net Income of Subsidiaries	311.1	—	—	(311.1)	—

	1,326.7	7,134.1	2,042.5	(311.1)	10,192.2
Costs and Expenses:
Cost of services provided	928.6	6,365.7	1,927.9	—	9,222.2
Depreciation and amortization	14.6	238.6	44.8	—	298.0
Selling and general corporate expenses	48.2	74.3	11.9	—	134.4

	991.4	6,678.6	1,984.6	—	9,654.6

Operating income	335.3	455.5	57.9	(311.1)	537.6
Interest and Other Financing Costs, net:
Interest expense, net	111.3	(0.1)	11.2	—	122.4
Intercompany interest, net	(5.0)	(4.7)	9.7	—	—

	106.3	(4.8)	20.9	—	122.4

Income before income taxes	229.0	460.3	37.0	(311.1)	415.2
Provision (Benefit) for Income Taxes	(34.1)	173.6	12.6	—	152.1

Net income (loss)	$263.1	$286.7	$24.4	$(311.1)	$263.1

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating statements of income

For the year ended September 30, 2005

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$1,127.1	$7,356.2	$2,480.1	$—	$10,963.4
Equity in Net Income of Subsidiaries	262.3	—	—	(262.3)	—

	1,389.4	7,356.2	2,480.1	(262.3)	10,963.4
Costs and Expenses:
Cost of services provided	926.9	6,673.3	2,321.5	—	9,921.7
Depreciation and amortization	17.0	247.2	55.9	—	320.1
Selling and general corporate expenses	44.0	78.1	19.2	—	141.3

	987.9	6,998.6	2,396.6	—	10,383.1

Operating income	401.5	357.6	83.5	(262.3)	580.3
Interest and Other Financing Costs, net:
Interest expense, net	99.8	0.3	26.9	—	127.0
Intercompany interest, net	(0.6)	(5.4)	6.0	—	—

	99.2	(5.1)	32.9	—	127.0

Income before income taxes	302.3	362.7	50.6	(262.3)	453.3
Provision for Income Taxes	13.7	133.7	17.3	—	164.7

Net income (loss)	$288.6	$229.0	$33.3	$(262.3)	$288.6

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating statements of income

For the year ended September 29, 2006

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$1,122.2	$7,695.0	$2,804.0	$—	$11,621.2
Equity in Net Income of Subsidiaries	257.5	—	—	(257.5)	—

	1,379.7	7,695.0	2,804.0	(257.5)	11,621.2
Costs and Expenses:
Cost of services provided	951.8	6,985.3	2,600.3	—	10,537.4
Depreciation and amortization	17.2	257.5	64.6	—	339.3
Selling and general corporate expenses	70.4	88.1	20.4	—	178.9
Goodwill impairment	—	35.0	—	—	35.0

	1,039.4	7,365.9	2,685.3	—	11,090.6

Operating income	340.3	329.1	118.7	(257.5)	530.6
Interest and Other Financing Costs, net:
Interest expense, net	105.1	1.9	33.0	—	140.0
Intercompany interest, net	(0.4)	(5.4)	5.8	—	—

	104.7	(3.5)	38.8	—	140.0

Income from continuing operations before income tax	235.6	332.6	79.9	(257.5)	390.6
Provision (Benefit) for Income Taxes	(22.4)	123.5	28.1	—	129.2

Income from continuing operations	258.0	209.1	51.8	(257.5)	261.4
Income from discontinued operations	3.1	—	—	—	3.1
Cumulative effect of change in accounting principle, net	—	(2.7)	(0.7)	—	(3.4)

Net income (loss)	$261.1	$206.4	$51.1	$(257.5)	$261.1

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating statements of cash flows

For the year ended October 1, 2004

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Net cash provided by (used in) operating activities	$25.6	$501.8	$(5.7)	$(4.2)	$517.5
Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(6.9)	(256.5)	(45.3)	—	(308.7)
Disposals of property and equipment	2.8	12.5	5.2	—	20.5
Acquisitions of businesses, net of cash acquired	—	(20.6)	(136.4)	—	(157.0)
Other investing activities	(13.4)	35.6	32.6	(57.5)	(2.7)
Proceeds from sales and divestitures	—	8.5	—	—	8.5

Net cash provided by (used in) investing activities	(17.5)	(220.5)	(143.9)	(57.5)	(439.4)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	215.1	4.5	221.5	—	441.1
Payment of long-term borrowings	(255.3)	(12.3)	(75.7)	—	(343.3)
Proceeds from issuance of common stock	39.7	—	—	—	39.7
Repurchase of stock	(184.1)	—	—	—	(184.1)
Payment of dividends	(37.2)	—	—	—	(37.2)
Other financing activities	6.5	—	—	—	6.5
Change in intercompany, net	207.3	(273.5)	4.5	61.7	—

Net cash provided by (used in) financing activities	(8.0)	(281.3)	150.3	61.7	(77.3)

Increase in cash and cash equivalents	0.1	—	0.7	—	0.8
Cash and cash equivalents, beginning of period	3.8	19.5	21.2	—	44.5

Cash and cash equivalents, end of period	$3.9	$19.5	$21.9	$—	$45.3

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating statements of cash flows

For the year ended September 30, 2005

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Net cash provided by operating activities	$38.7	$485.2	$80.8	$7.1	$611.8
Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(15.6)	(236.2)	(63.8)	—	(315.6)
Disposals of property and equipment	3.6	12.8	5.2	—	21.6
Acquisitions of businesses, net of cash acquired	—	(57.6)	(62.7)	—	(120.3)
Other investing activities	(3.2)	240.4	(87.6)	(112.7)	36.9
Proceeds from sales and divestitures	—	11.5	—	—	11.5

Net cash provided by (used in) investing activities	(15.2)	(29.1)	(208.9)	(112.7)	(365.9)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	250.0	—	111.4	—	361.4
Payment of long-term borrowings	(358.1)	(9.7)	(25.8)	—	(393.6)
Proceeds from issuance of common stock	35.7	—	—	—	35.7
Repurchase of stock	(187.6)	—	—	—	(187.6)
Payment of dividends	(40.3)	—	—	—	(40.3)
Other financing activities	(10.7)	—	—	—	(10.7)
Change in intercompany, net	294.4	(446.3)	46.3	105.6	—

Net cash provided by (used in) financing activities	(16.6)	(456.0)	131.9	105.6	(235.1)

Increase in cash and cash equivalents	6.9	0.1	3.8	—	10.8
Cash and cash equivalents, beginning of period	3.9	19.5	21.9	—	45.3

Cash and cash equivalents, end of period	$10.8	$19.6	$25.7	$—	$56.1

ARAMARK Corporation and subsidiaries

Notes to consolidated financial statements (continued)

Condensed consolidating statements of cash flows

For the year ended September 29, 2006

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Net cash provided by (used in) operating activities	$48.5	$451.4	$92.4	$(6.5)	$585.8
Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(15.9)	(247.0)	(56.9)	—	(319.8)
Disposals of property and equipment	2.8	43.0	3.3	—	49.1
Acquisitions of businesses, net of cash acquired	—	(95.0)	(44.3)	—	(139.3)
Other investing activities	(68.1)	34.8	11.6	35.2	13.5

Net cash provided by (used in) investing activities	(81.2)	(264.2)	(86.3)	35.2	(396.5)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	310.0	—	13.6	—	323.6
Payment of long-term borrowings	(303.0)	(11.9)	(89.5)	—	(404.4)
Proceeds from issuance of common stock	45.3	—	—	—	45.3
Repurchase of stock	(113.5)	—	—	—	(113.5)
Payment of dividends	(50.5)	—	—	—	(50.5)
Other financing activities	1.8	—	—	—	1.8
Change in intercompany, net	135.6	(174.8)	67.9	(28.7)	—

Net cash provided by (used in) financing activities	25.7	(186.7)	(8.0)	(28.7)	(197.7)

Increase (decrease) in cash and cash equivalents	(7.0)	0.5	(1.9)	—	(8.4)
Cash and cash equivalents, beginning of period	10.8	19.6	25.7	—	56.1

Cash and cash equivalents, end of period	$3.8	$20.1	$23.8	$—	$47.7

ARAMARK Corporation and subsidiaries

Schedule II—Valuation and qualifying accounts and reserves

For the fiscal years ended October 1, 2004, September 30, 2005 and September 29, 2006

		Additions		Reductions
	Balance, Beginning of Fiscal Year	Acquisition of Businesses	Charged to Income	Divestiture of Businesses	Deductions from Reserves(1)	Balance, End of Fiscal Year
	(dollars in thousands)
Description
Fiscal Year 2004
Reserves for doubtful accounts, advances and current notes receivable	$29,697	$1,750	$10,202	$—	$8,804	$32,845

Fiscal Year 2005
Reserves for doubtful accounts, advances and current notes receivable	$32,845	$862	$20,303	$—	$11,365	$42,645

Fiscal Year 2006
Reserves for doubtful accounts, advances and current notes receivable	$42,645	$180	$14,788	$—	$20,391	$37,222

(1)	Allowances granted and amounts determined not to be collectible.

ARAMARK Corporation and subsidiaries

Condensed consolidated balance sheets

(Unaudited)

(dollars in thousands)

	Successor	Predecessor
	March 30, 2007	September 29, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$70,846	$47,679
Receivables	849,701	870,909
Inventories, at lower of cost or market	503,477	494,176
Prepayments and other current assets	139,275	114,080

Total current assets	1,563,299	1,526,844

Property and Equipment, net	1,181,319	1,196,830
Goodwill	5,113,073	1,747,094
Other Intangible Assets	1,618,203	297,986
Other Assets	840,621	494,563

	$10,316,515	$5,263,317

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term borrowings	$76,147	$40,203
Accounts payable	614,099	642,778
Accrued expenses and other current liabilities	806,806	903,715

Total current liabilities	1,497,052	1,586,696

Long-Term Borrowings	6,149,908	1,763,088
Deferred Income Taxes and Other Noncurrent Liabilities	1,099,643	391,941
Common Stock Subject to Repurchase	143,927	—
Shareholders’ Equity:
Successor:
Common stock, par value $.01 (authorized: 1,000 shares; issued and outstanding: 1,000 shares)	—	—
Predecessor:
Class A common stock, par value $.01 (authorized: 600,000,000 shares; issued: 75,129,722 shares; outstanding: 56,245,418 shares)	—	751
Class B common stock, par value $.01 (authorized: 1,000,000,000 shares; issued: 156,170,782 shares; outstanding: 123,882,195 shares)	—	1,562
Capital surplus	1,447,700	1,210,300
Earnings retained for use in the business	4,513	1,538,760
Accumulated other comprehensive income (loss)	(26,228)	12,524
Treasury stock (shares held in treasury: 51,172,891 shares at September 29, 2006)	—	(1,242,305)

Total shareholders’ equity	1,425,985	1,521,592

	$10,316,515	$5,263,317

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK Corporation and subsidiaries

Condensed consolidated statements of operations

(Unaudited)

(dollars in thousands)

	Successor	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 31, 2006
Sales	$2,145,620	$835,322	$2,829,495

Costs and Expenses:
Cost of services provided	1,932,480	782,494	2,580,379
Depreciation and amortization	79,220	28,859	83,614
Selling and general corporate expenses	25,166	127,751	41,913

	2,036,866	939,104	2,705,906

Operating income (loss)	108,754	(103,782)	123,589
Interest and Other Financing Costs, net	104,021	12,761	35,072

Income (loss) before income taxes	4,733	(116,543)	88,517
Provision (benefit) for Income Taxes	220	(43,612)	29,886

Net income (loss)	$4,513	$(72,931)	$58,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK Corporation and subsidiaries

Condensed consolidated statements of operations

(Unaudited)

(dollars in thousands)

	Successor	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 31, 2006
Sales	$2,145,620	$3,945,868	$5,755,423

Costs and Expenses:
Cost of services provided	1,932,480	3,586,961	5,221,972
Depreciation and amortization	79,220	116,438	165,511
Selling and general corporate expenses	25,166	173,934	85,732

	2,036,866	3,877,333	5,473,215

Operating income	108,754	68,535	282,208
Interest and Other Financing Costs, net	104,021	48,672	69,161

Income before income taxes	4,733	19,863	213,047
Provision for Income Taxes	220	5,063	61,295

Net income	$4,513	$14,800	$151,752

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK Corporation and subsidiaries

Condensed consolidated statements of cash flows

(Unaudited)

(dollars in thousands)

	Successor	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 31, 2006
Cash flows from operating activities:
Net income	$4,513	$14,800	$151,752
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,220	116,438	165,511
Income taxes deferred	(10,843)	(11,640)	(19,205)
Changes in noncash working capital	93,535	(269,729)	(130,672)
Net proceeds from sale of receivables	29,000	—	15,300
Other operating activities	17,038	73,980	1,049

Net cash provided by (used in) operating activities	212,463	(76,151)	183,735

Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(49,815)	(81,534)	(142,526)
Disposals of property and equipment	1,490	20,055	39,722
Acquisition of certain businesses, net of cash acquired	(1,256)	(81,718)	(37,186)
Acquisition of ARAMARK Corporation	(6,099,980)	—	—
Other investing activities	5,504	3,245	3,697

Net cash used in investing activities	(6,144,057)	(139,952)	(136,293)

Cash flows from financing activities:
Proceeds from long-term borrowings	5,933,483	416,956	76,672
Payment of long-term borrowings	(1,768,183)	(130,986)	(22,314)
Proceeds from issuance of common stock	—	9,666	30,142
Capital contributions	1,839,927	—	—
Repurchase of stock	—	—	(108,460)
Payment of dividends	—	(12,624)	(25,270)
Other financing activities	(139,391)	22,016	1,686

Net cash provided by (used in) financing activities	5,865,836	305,028	(47,544)

Increase (decrease) in cash and cash equivalents	(65,758)	88,925	(102)
Cash and cash equivalents, beginning of period	136,604	47,679	56,066

Cash and cash equivalents, end of period	$70,846	$136,604	$55,964

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK Corporation and subsidiaries

Condensed consolidated statements of shareholders’ equity

(Unaudited)

(dollars in thousands)

	Common Stock	Class A Common Stock	Class B Common Stock	Capital Surplus	Earnings Retained for Use in the Business	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Predecessor
Balance, September 29, 2006	$—	$751	$1,562	$1,210,300	$1,538,760	$12,524	$(1,242,305)	$1,521,592
Comprehensive income:
Net income					14,800			14,800
Foreign currency translation adjustments (net of tax)						525		525
Change in fair value of cash flow hedges (net of tax)						8,926		8,926

Total comprehensive income								24,251

Payment of dividends					(12,624)			(12,624)
Conversion of Class A to Class B		(51)	51					—
Issuance of common stock		7	3	25,006				25,016
Compensation expense related to stock incentive plans				90,580				90,580
Reclassification of share-based awards from equity to liability				(142,567)				(142,567)
Purchases of common stock for the treasury							(3,602)	(3,602)
Adoption of SFAS No. 158						(15,321)		(15,321)

Balance, January 26, 2007	$—	$707	$1,616	$1,183,319	$1,540,936	$6,654	$(1,245,907)	$1,487,325

Successor
Investment by Parent Company	$—	$—	$—	$1,848,527	$—	$—	$—	$1,848,527
Deemed dividend to continuing shareholder				(408,000)				(408,000)
Comprehensive loss:
Net income					4,513			4,513
Foreign currency translation adjustments (net of tax)						(1,931)		(1,931)
Change in fair value of cash flow hedges (net of tax)						(24,297)		(24,297)

Total comprehensive loss								(21,715)

Compensation expense related to stock incentive plans				7,173				7,173

Balance, March 30, 2007	$—	$—	$—	$1,447,700	$4,513	$(26,228)	$—	$1,425,985

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

(1) Basis of presentation:

ARAMARK Corporation (the “Company”) was acquired on January 26, 2007 through a merger transaction with RMK Acquisition Corporation, a Delaware corporation controlled by investment funds associated with GS Capital Partners, CCMP Capital Advisors, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC (collectively, the “Sponsors”), Joseph Neubauer, Chairman and Chief Executive Officer of ARAMARK, and certain other members of the Company’s management. The acquisition was accomplished through the merger of RMK Acquisition Corporation with and into ARAMARK Corporation with ARAMARK Corporation being the surviving company (the “Transaction”).

The Company is a wholly-owned subsidiary of ARAMARK Intermediate Holdco Corporation, which is wholly-owned by ARAMARK Holdings Corporation (the “Parent Company”). ARAMARK Holdings Corporation, ARAMARK Intermediate Holdco Corporation and RMK Acquisition Corporation were formed for the purpose of facilitating the Transaction.

Although ARAMARK Corporation continued as the same legal entity after the Transaction, the accompanying condensed consolidated statements of operations, cash flows and shareholders’ equity are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. The Company refers to the operations of ARAMARK Corporation and subsidiaries for both the Predecessor and Successor periods.

On March 30, 2007, ARAMARK Corporation was merged with and into ARAMARK Services, Inc. with ARAMARK Services, Inc. being the surviving corporation. In connection with the consummation of the merger, ARAMARK Services, Inc. changed its name to ARAMARK Corporation.

The condensed consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. The condensed consolidated financial statements exclude the accounts of ARAMARK Holdings Corporation and ARAMARK Intermediate Holdco Corporation.

The condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the Predecessor’s audited consolidated financial statements, and the notes, to these statements, included in the Predecessor’s Annual Report on Form 10-K for the fiscal year ended September 29, 2006. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the statements include all adjustments (which, other than the effects of the Transaction, include only normal recurring adjustments) required for a fair statement of financial position, results of operations, cash flows and shareholder’s equity for such periods. The results of operations for interim periods are not necessarily indicative of the results for a full year, due to the seasonality of some of our business activities and the possibility of changes in general economic conditions.

(2) Acquisition of ARAMARK Corporation:

As discussed in Note 1, the Transaction was completed on January 26, 2007 and was financed by a combination of borrowings under a new senior secured credit agreement, the issuance of 8.50% senior notes due 2015 and senior floating rate notes due 2015, and equity investments of the Sponsors and certain members of ARAMARK’s management. See Note 6 for a description of the Company’s indebtedness.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

The sources and uses of funds in connection with the acquisition are summarized below (in millions):

Sources
Senior secured credit agreement borrowings	$4,314
8.50% senior notes due 2015	1,280
Senior floating rate notes due 2015	500
Equity contributions	1,839

Total sources	$7,933

Uses
Purchase price	$6,022
Refinance of existing indebtedness	1,698
Fees and expenses	213

Total uses	$7,933

Preliminary purchase price allocation

Following business combination accounting, the total purchase price was allocated to the Company’s net tangible and identifiable intangible assets based on their estimated fair values as of January 26, 2007 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price for property and equipment, intangible assets and deferred income taxes was based upon preliminary valuation data and our estimates, assumptions and allocation to segments are subject to change.

(in millions)
Purchase consideration, including carryover basis of $146 million	$6,168
Direct acquisition costs	71
Carryover basis adjustment	(408)

$5,831

Net current assets	$297
Property and equipment	1,178
Customer relationship assets	1,645
Other assets	700
Goodwill	5,109
Debt assumed	(2,033)
Non-current liabilities and deferred taxes	(1,065)

$5,831

The expected amortizable life for intangible assets is ten years.

Mr. Neubauer held an equity investment in the Company prior to the Transaction and continues to hold an equity interest in the Parent Company subsequent to the Transaction. In accordance with Emerging Issues Task Force Issue No. 88-16, “Basis in Leveraged Buyout Transactions,” Mr. Neubauer’s investment is included in the purchase consideration at the carryover basis and an adjustment of $408 million was made to reduce “Capital surplus” reflecting the deemed dividend.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Pro forma financial information

The following unaudited pro forma results of operations (in thousands) assume that the Transaction occurred at the beginning of the respective fiscal periods, adjusted for the impact of certain acquisition related items, such as: additional amortization of identified intangible assets, increased interest expense on acquisition debt, exclusion of Transaction-related charges and the related income tax effects. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Transaction had actually occurred on that date, nor of the results that may be obtained in the future.

	For the Three Months Ended		For the Six Months Ended
	March 30, 2007	March 31, 2006	March 30, 2007	March 31, 2006
Sales	$2,980,942	$2,829,495	$6,091,488	$5,755,423
Operating income	106,051	94,012	253,083	222,766
Interest and other financing costs, net	137,574	134,194	272,138	267,480
Net loss	(19,122)	(20,390)	(7,489)	(6,513)

Transaction-related costs

During the Predecessor period from September 30, 2006 through January 26, 2007, the Company recorded costs of $112.1 million related to the Transaction. These costs, which are included in “Selling and general corporate expenses,” consist of $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units, and a charge of approximately $23.8 million related to change in control payments to certain executives.

During the Successor period from January 27, 2007 through March 30, 2007, the Company recorded a charge of $12.8 million for the cost of obtaining a bridge financing facility, which is included in “Interest and Other Financing Costs, net.”

(3) Supplemental cash flow information:

The Company made interest payments of approximately $87.4 million, $52.9 million and $71.0 million during the Successor period from January 27, 2007 through March 30, 2007, the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, respectively. The Company made income tax payments of approximately $5.8 million, $50.0 million and $83.8 million during the Successor period from January 27, 2007 through March 30, 2007, the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, respectively. Pension expense related to defined benefit plans was not material for the Successor period from January 27, 2007 through March 30, 2007, the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, respectively.

(4) Comprehensive income:

Pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” comprehensive income includes all changes to shareholders’ equity during a period, except those resulting from investment by and distributions to shareholders. Components of comprehensive

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

income (loss) include net income (loss), changes in foreign currency translation adjustments (net of tax), changes in minimum pension liability (net of tax) and changes in the fair value of cash flow hedges (net of tax). Total comprehensive income (loss) follows (in thousands):

	Successor	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 31, 2006
Comprehensive income (loss)	$(21,715)	$(64,106)	$67,737

	Successor	Predecessor
	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 31, 2006
Comprehensive income (loss)	$(21,715)	$24,251	$162,580

As of March 30, 2007 and September 29, 2006, “Accumulated other comprehensive income (loss)” consists of minimum pension liability of $0.0 million and approximately ($17.9) million, respectively, foreign currency translation adjustment of approximately ($1.9) million and $27.5 million, respectively, and fair value of cash flow hedges of approximately ($24.3) million and $3.0 million, respectively.

(5) Goodwill and other intangible assets:

The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Changes in total goodwill during the six months ended March 30, 2007 follow (in thousands):

Predecessor
Balance at September 29, 2006	$1,747,094
Acquisitions by the Company from September 30, 2006 through January 26, 2007	36,742
Effect of foreign currency translation	5,239

Balance at January 26, 2007	$1,789,075

Successor
Acquisition of ARAMARK Corporation	$5,109,426
Acquisitions by the Company from January 27, 2007 through March 30, 2007	109
Effect of foreign currency translation	3,538

Balance at March 30, 2007	$5,113,073

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

The estimated amortization expense of intangible assets through 2011 has been updated to reflect the Transaction. Since the allocation of the Transaction purchase price is preliminary and subject to finalization of independent appraisals and evaluation of additional information, the estimated annual amortization expense will continue to be updated as the appraisals are finalized and the additional information is evaluated. Based on preliminary valuation data and amounts recorded at March 30, 2007, total estimated amortization of all acquisition-related intangible assets during the period from January 27, 2007 through September 28, 2007 and for fiscal years 2008 through 2011 follows (in thousands):

January 27, 2007 through September 28, 2007	$110,721
2008	164,500
2009	164,500
2010	164,500
2011	164,500

(6) Borrowings:

Long-term borrowings at March 30, 2007 and September 29, 2006 are summarized in the following table (in thousands):

	Successor	Predecessor
	March 30, 2007	September 29, 2006
Senior secured revolving credit facility borrowings (A)	$20,566	$—
Senior secured term loan facility (A)	4,104,934	—
8.50% senior notes, due February 2015 (B)	1,280,000	—
Senior floating rate notes, due February 2015 (B)	500,000	—
Senior unsecured revolving credit facility borrowings (D)	—	326,103
Senior European unsecured revolving credit facility borrowings (D)	—	262,930
Bank term loan due March 2007 (D)	—	20,000
Japanese borrowings due March 2007 (D)	—	45,902
5.00% senior notes, due June 2012 (C)	224,470	249,976
6.375% senior notes, due February 2008 (D)	—	297,311
7.00% senior notes, due May 2007 (D)	—	299,933
7.10% senior notes, due December 2006 (D)	—	124,998
7.25% senior notes and debentures, due August 2007 (D)	—	30,730
Capital leases	54,747	54,309
Other (D)	41,338	91,099

	6,226,055	1,803,291
Less—current portion	(76,147)	(40,203)

	$6,149,908	$1,763,088

In connection with the completion of the Transaction on January 26, 2007, the Company (i) entered into a new $4.15 billion senior secured term loan facility, (ii) issued $1.28 billion of 8.50% senior notes due 2015 and $500 million of senior floating rate notes due 2015, (iii) entered into a new $600 million senior secured revolving credit facility with a six-year maturity, and (iv) entered into a new synthetic letter of credit facility for up to $250 million.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

(A) Senior secured credit facilities

The senior secured revolving credit facility consists of the following subfacilities:

•	A revolving credit facility available for loans in U.S. dollars to the Company with aggregate commitments of $435 million;

•	A revolving credit facility available for loans in sterling or U.S. dollars to the Company or a U.K. subsidiary with aggregate commitments of $40 million;

•	A revolving credit facility available for loans in Euros or U.S. dollars to the Company or an Irish subsidiary with aggregate commitments of $20 million;

•	A revolving credit facility available for loans in Euros or U.S. dollars to the Company or German subsidiaries with aggregate commitments of $30 million; and

•	A revolving credit facility available for loans in Canadian dollars or U.S. dollars to the Company or a Canadian subsidiary with aggregate commitments of $75 million.

The senior secured term loan facility consists of the following subfacilities:

•	A U.S. dollar denominated term loan to the Company in the amount of $3,547 million;

•	A yen denominated term loan to the Company in the amount of JPY 5,422 million;

•	A U.S. dollar denominated term loan to a Canadian subsidiary of the Company in the amount of $170 million;

•	A Euro denominated term loan to an Irish subsidiary of the Company in an amount of EUR 44 million;

•	A sterling denominated term loan to a U.K. subsidiary of the Company in an amount of GBP 122 million; and

•	A Euro denominated term loan to German subsidiaries of the Company in the amount of EUR 70 million.

The senior secured credit facilities provide that the Company has the right at any time to request up to $750 million of incremental commitments in the aggregate under one or more incremental term loan facilities and/or synthetic letter of credit facilities and/or revolving credit facilities and/or by increasing commitments under the revolving credit facility. The lenders under these facilities will not be under any obligation to provide any such incremental facilities or commitments, and any such addition of or increase in facilities or commitments will be subject to pro forma compliance with an incurrence-based financial covenant and customary conditions precedent. The Company’s ability to obtain extensions of credit under these incremental facilities or commitments will be subject to the same conditions as extensions of credit under the existing credit facilities.

Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at the Company’s option, either (a) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs, (b) with respect to borrowings denominated in U.S. Dollars, a base rate determined by reference to the higher of (1) the prime rate of the administrative agent, and (2) the federal funds rate plus 0.50% or (c) with respect to borrowings denominated in Canadian dollars, (1) a base rate determined by reference to the prime rate of Canadian banks or (2) a BA (bankers’ acceptance) rate determined by reference to the rate offered for bankers’ acceptances in Canadian dollars for the interest period relevant to such borrowing. The applicable margin spread for borrowings are (a) under the revolving credit facility, 1.25% to 2.00% (as of March 30, 2007 – 2.00%) with respect to LIBOR borrowings and 0.25% to 1.00% (as of March 30, 2007 – 1.00%) with respect to

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

base-rate borrowings, and (b) prior to the amendment referred to below, under the term loan facilities, 2.00% to 2.125% (as of March 30, 2007 – 2.125%) with respect to LIBOR borrowings and 1.00% to 1.125% (as of March 30, 2007 – 1.125%) with respect to base-rate borrowings.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The commitment fee rate ranges from 0.375% to 0.50% per annum (as of March 30, 2007 – 0.50%).

Prior to the amendment referred to below, fees on the $250 million synthetic letter of credit facility range from 2.00% to 2.125% (as of March 30, 2007 – 2.125%).

The actual spreads within all ranges referred to above are based on a ratio of Consolidated Secured Debt to EBITDA, each as defined in the senior secured credit agreement.

On March 28, 2007, the Company amended the senior secured credit agreement (i) to lower the interest rate spread on the U.S. dollar and Euro term loans, (ii) to reduce the fees that it pays on the synthetic letter of credit facility, (iii) to add a provision requiring payment of a prepayment fee upon certain repayments for the purpose of reducing the interest rate spread effected within one year of the date of the amendment and (iv) to make certain other modifications set forth in the amendment. Effective on April 16, 2007, the applicable margin spreads under the U.S. dollar and Euro term loan facilities and the synthetic letter of credit facilities are 1.875% to 2.125% (currently 2.00%) with respect to LIBOR borrowings.

All obligations under the senior secured credit facilities are secured by a security interest in substantially all assets of the Company and its U.S. subsidiaries.

The senior secured credit facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with (i) 50% of the Company’s Excess Cash Flow (as defined) commencing with fiscal year 2008, (ii) 100% of the net cash proceeds of all nonordinary course asset sales or other dispositions of property subject to certain exceptions and customary reinvestment rights, and (iii) 100% of the net cash proceeds of any incurrence of debt, including debt incurred by any business securitization subsidiary in respect of any business securitization facility, but excluding proceeds from the Company’s receivables facilities and other debt permitted under the senior secured credit agreement. Any mandatory prepayments would be applied to the term loan facilities as directed by the Company. The Company may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

The Company is required to repay the senior secured term loan facilities in quarterly principal amounts of 0.25% of the funded total principal amount for the first six years and nine months, with the remaining amount payable on January 26, 2014. On March 30, 2007, the Company voluntarily prepaid an additional $40.0 million, representing required installments through June 2008 of the U.S. term loan.

Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, January 26, 2013, on which day the commitments thereunder will terminate.

Principal amounts outstanding under the synthetic letter of credit facility are due and payable in full at maturity, January 26, 2014, on which day the commitments thereunder will terminate.

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to incur additional indebtedness, issue preferred stock or

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

provide guarantees; create liens on assets; engage in mergers or consolidations; sell assets; pay dividends, make distributions or repurchase its capital stock; make investments, loans or advances; repay or repurchase any notes, except as scheduled or at maturity; create restrictions on the payment of dividends or other amounts to the Company from its restricted subsidiaries; make certain acquisitions; engage in certain transactions with affiliates; amend material agreements governing the Company’s outstanding notes (or any indebtedness that refinances the notes); and fundamentally change the Company’s business. In addition, the senior secured revolving credit facility requires the Company to maintain a maximum senior secured leverage ratio and imposes limitations on capital expenditures. The senior secured credit agreement also contains certain customary affirmative covenants, such as financial and other reporting, and certain events of default. At March 30, 2007, the Company was in compliance with all of these covenants.

Beginning with the twelve months ended March 30, 2007, the senior secured credit agreement requires the Company to maintain a maximum Consolidated Secured Debt Ratio, defined as consolidated total indebtedness secured by a lien to Adjusted EBITDA, of 5.875x, being reduced over time to 4.25x by the end of 2013. Consolidated total indebtedness secured by a lien is defined in the senior secured credit agreement as total indebtedness outstanding under the senior secured credit agreement, capital leases, advances under the Receivables Facility and any other indebtedness guaranteed by ARAMARK Corporation reduced by the lesser of cash and cash equivalents on the consolidated balance sheet that is free and clear of any lien, or $75 million. Non-compliance with the maximum Consolidated Secured Debt Ratio could result in the requirement to immediately repay all amounts outstanding under such agreement, which, if the Company’s lenders failed to waive any such default, would also constitute a default under the indenture. The actual ratio at March 30, 2007 was 4.26x.

The senior secured credit agreement establishes an incurrence-based minimum Interest Coverage Ratio, defined as Adjusted EBITDA to consolidated interest expense, the achievement of which is a condition for the Company to incur additional indebtedness and to make certain restricted payments. If the Company does not maintain this minimum Interest Coverage Ratio calculated on a pro forma basis for any such additional indebtedness or restricted payments, it could be prohibited from being able to incur additional indebtedness, other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions, and make certain restricted payments, other than pursuant to certain exceptions. The minimum Interest Coverage Ratio is 2.00x for the term of the senior secured credit agreement. Consolidated interest expense is defined in the senior secured credit agreement as consolidated interest expense excluding interest income, adjusted for acquisitions (including the Transaction) and dispositions, further adjusted for certain non-cash or nonrecurring interest expense and the Company’s estimated share of interest expense from two equity method investees. The actual ratio was 1.94x for the twelve months ended March 30, 2007; however, pursuant to the specified exceptions in the senior secured credit agreement and availability under the senior secured revolving credit facility, as of April 27, 2007, the Company generally would be permitted to incur approximately $1.3 billion of additional indebtedness before becoming subject to this ratio limitation.

(B) 8.50% Senior Notes due 2015 and Senior Floating Rate Notes due 2015

The senior floating rate notes due 2015 bear interest equal to three-month LIBOR (as defined) plus a spread of 3.50%. Additional interest on the 8.50% senior notes due 2015 and senior floating rate notes due 2015 may accrue at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum) if the Company does not complete an offer to exchange the initial unregistered notes for notes that are substantially identical but are registered under the Securities Act of 1933 within 240 days after the original issue date of the notes. In certain circumstances, the Company is required to maintain a shelf registration statement covering resales of the notes. If the Company does

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

not maintain the effectiveness of such registration statement as required, additional interest would accrue. If any existing registration default is corrected, the additional interest will cease to accrue. Since management does not expect any payments will be required pursuant to this arrangement, no amount has been accrued at March 30, 2007.

The 8.50% senior notes due 2015 and senior floating rate notes due 2015 are senior unsecured obligations of the Company.

The Company may redeem some or all of the 8.50% senior notes due 2015 at any time on or after February 1, 2011 and some or all of the senior floating rate notes due 2015 at any time on or after February 1, 2009, in each case at varying redemption prices that generally include premiums, which are defined in the indenture. The Company may redeem some or all of the 8.50% senior notes due 2015 prior to February 1, 2011 and some or all of the senior floating rate notes due 2015 prior to February 1, 2009, in each case at a price equal to 100% of the principal amount of the notes redeemed plus the applicable “make-whole” premium as defined in the indenture. The Company may also redeem up to 35% of the 8.50% senior notes due 2015 at any time before February 1, 2010 at a redemption price equal to 108.5% of the principal amount and up to 35% of the senior floating rate notes due 2015 at any time before February 1, 2009 at a redemption price equal to 100% of the principal amount, plus a premium equal to the rate per annum on the senior floating rate notes due 2015 applicable on the date on which notice of redemption is given, using the proceeds of certain equity offerings.

If the Company experiences specific kinds of changes of control, it will be required to make an offer to purchase the 8.50% senior notes due 2015 and senior floating rate notes due 2015 at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. If the Company sells assets under certain circumstances, it will be required to make an offer to purchase the 8.50% senior notes due 2015 and senior floating rate notes due 2015 at a purchase price of 100% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

The indenture governing the 8.50% senior notes due 2015 and the senior floating rate notes due 2015 restricts the Company’s ability to, among other things, incur additional indebtedness, pay dividends and make certain other distributions, investments and other restricted payments. As of March 30, 2007, the Company was in compliance with the covenants of the indenture.

(C) 5.00% Senior Notes due 2012

During the third quarter of fiscal 2005, ARAMARK Services, Inc. issued $250 million of 5.00% senior unsecured notes due 2012. The notes are recorded at $224.5 million as of March 30, 2007 as a result of fair value adjustments related to purchase accounting. The discount of $25.5 million will be accreted as interest expense over the remaining period to maturity.

(D) Repayment of Indebtedness

With a portion of the proceeds of the new borrowings and the equity contributions, the Company repaid the outstanding balances of its senior unsecured revolving credit facility, senior European unsecured revolving credit facility, bank term loan due March 2007, Japanese borrowings due March 2007, 6.375% senior notes due 2008, 7.00% senior notes due 2007, 7.25% senior notes and debentures due 2007 and certain other obligations. In connection with the repayment of the 6.375% senior notes due 2008 and 7.00% senior notes due 2007, the Company incurred prepayment penalties of approximately $2.4 million and $0.8 million, respectively, which were included in the purchase price of the Transaction.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

At March 30, 2007, annual maturities on long-term borrowings maturing in the next five fiscal years and thereafter are as follows (in thousands):

2007	$76,147
2008	58,544
2009	56,978
2010	54,775
2011	53,363
Thereafter	5,951,778

(7) Accounting for derivative instruments:

The Company follows the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Derivative financial instruments, such as interest rate swaps, forward exchange contract agreements and natural gas swap agreements, are used to manage changes in market conditions related to debt obligations, foreign currency exposures and exposure to fluctuating natural gas prices. All derivatives are recognized on the balance sheet at fair value at the end of each quarter. The counterparties to the Company’s derivative agreements are all major international financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

Successor

The Company entered into $2.68 billion and 50 million British pounds of forward starting interest rate swap agreements, which are designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate term loan borrowings. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. As of March 30, 2007, approximately $20.8 million of unrealized loss, net of tax, related to the interest rate swaps was included in “Accumulated other comprehensive income (loss).” There was no hedge ineffectiveness for these cash flow hedging instruments during the Successor period from January 27, 2007 through March 30, 2007.

The Company entered into a $169.6 million forward starting cross currency swap to mitigate the risk of variability in principal and interest payments on the Canadian subsidiary’s variable rate debt denominated in U.S. dollars. The agreement, which is designated as cash flow hedging instrument, fixes the rate on the variable rate borrowings and mitigates changes in the Canadian dollar/U.S. dollar exchange rate. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to the cross currency swap agreement are included in interest expense. As of March 30, 2007, approximately $3.5 million of unrealized loss, net of tax, related to the swap was included in “Accumulated other comprehensive income (loss).” There was no hedge ineffectiveness for this cash flow hedging instrument during the Successor period from January 27, 2007 through March 30, 2007.

As of March 30, 2007, the Company had foreign currency forward exchange contracts outstanding with notional amounts of 9.6 million Euros to mitigate the risk of changes in foreign currency exchange rates on short-term intercompany loans to certain international subsidiaries. Gains and losses on these foreign currency exchange contracts are recognized in income currently as the contracts were not designated as hedging instruments, substantially offsetting currency transaction gains and losses on the short-term intercompany loans. As of March 30, 2007, the fair value of these foreign exchange contracts was immaterial.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Beginning in November 2005, the Company entered into a series of pay fixed/receive floating natural gas swap agreements based on a NYMEX price in order to limit its exposure to price increases for natural gas, primarily in the Uniform and Career Apparel—Rental segment. As of March 30, 2007, the Company has contracts for approximately 398,000 MMBtu’s outstanding for the remainder of fiscal 2007 and fiscal 2008. On January 27, 2007, the contracts were not designated as cash flow hedging instruments. Changes in the market value of the outstanding contracts are recorded in operating income and were not material in the Successor period from January 27, 2007 through March 30, 2007. The total realized net loss on settled contracts in the Successor period from January 27, 2007 through March 30, 2007 was $0.5 million. As of March 30, 2007, the fair value of these natural gas swap agreements was immaterial.

As part of the Transaction, the Company entered into a Japanese yen denominated term loan in the amount of JPY 5,422 million (see Note 6). The term loan was designated as a hedge of the Company’s net Japanese currency exposure represented by the equity investment in our Japanese affiliate, AIM Services Co., Ltd.

Predecessor

The Company had $300 million and 93 million British pounds of interest rate swap agreements, which were designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate borrowings, and $100 million of swap agreements designated as fair-value hedging instruments. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge are recognized currently in earnings, offset by recognizing currently in earnings the change in the fair value of the underlying hedged item. The hedge ineffectiveness for the Predecessor period from September 30, 2006 through January 26, 2007 was not material.

Both of the cash flows swaps and the fair value hedge were terminated in January 2007. The realized gain of approximately $14.0 million on the cash flow swaps was deferred and was to be amortized to interest expense over the remaining life of the original swaps. The loss of approximately $2.2 million on the fair value hedge was also deferred and was to be amortized to interest expense over the life of the hedged bonds. Upon completing the Transaction, the net deferred gain was considered as part of the preliminary purchase price allocation.

As of January 26, 2007, the Company had foreign currency forward exchange contracts outstanding with notional amounts of 7.1 million Euros to mitigate the risk of changes in foreign currency exchange rates on short-term intercompany loans to certain international subsidiaries. Gains and losses on these foreign currency exchange contracts are recognized in income currently as the contracts were not designated as hedging instruments, substantially offsetting currency transaction gains and losses on the short-term intercompany loans. The fair value of these foreign exchange contracts was immaterial. Net foreign currency transaction gains and losses were not material during the Predecessor period from September 30, 2006 through January 26, 2007. The Successor assumed the contracts as part of the Transaction.

During prior fiscal years, the Company terminated $500 million of pay floating/receive fixed interest rate swaps designated as fair value hedges. The net gain of approximately $13.5 million was deferred and being amortized to interest expense over the remaining life of the hedged bonds. Upon completing the Transaction, the net deferred gain was considered as part of the preliminary purchase price allocation.

During fiscal 2004, the Company entered into a Japanese yen denominated borrowing agreement and borrowed the equivalent of $50 million. The note was designated as a hedge of the Company’s net Japanese

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

currency exposure represented by the equity investment in our Japanese affiliate, AIM Services Co., Ltd. As of January 26, 2007, hedge accounting was discontinued as a result of the borrowing being repaid as part of the Transaction.

Beginning in November 2005, the Company entered into a series of pay fixed/receive floating natural gas swap agreements based on a NYMEX price in order to limit its exposure to price increases for natural gas, primarily in the Uniform and Career Apparel—Rental segment. The Company had contracts for approximately 707,000 MMBtu’s outstanding on January 26, 2007 for the remainder of fiscal 2007 and fiscal 2008. The contracts, designated as cash flow hedging instruments, were recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affected earnings. Amounts reclassified into earnings related to the natural gas swap agreements were included in “Cost of services provided.” The total realized loss reclassified into earnings during the Predecessor period from September 30, 2006 through January 26, 2007 was approximately $1.2 million. As of January 26, 2007, hedge accounting was discontinued and the Successor assumed the contracts at fair value. There was no hedge ineffectiveness for the Predecessor period from September 30, 2006 through January 26, 2007.

(8) Income taxes:

Effective January 27, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. The adoption of FIN 48 did not have a material impact on the Company’s financial statements and is not expected to materially impact the effective tax rate.

The Company recognizes interest and penalties related to tax contingencies as a component of the provision for income taxes. As of January 26, 2007, the Company has accrued $4.9 million of interest in its tax liabilities.

As of January 26, 2007, the Company had unrecognized tax benefits of $51.0 million. If the tax attributes become realizable in the future, a credit to goodwill will be recorded and will not have any impact on the Company’s effective tax rate.

For federal purposes, tax years 2004 through 2006 remain open for examination by the tax authorities. Generally, for state purposes, tax years 2004 through 2006 remain open for examination under a three year statute of limitations; however, New York remains open for tax years 1999 through 2006 and Texas for tax years 2002 through 2006.

(9) Capital stock:

Effective January 26, 2007 upon completion of the Transaction, the Certificate of Incorporation of the Company was amended to provide for the authorization of 1,000 shares of common stock to replace the previously authorized, issued and outstanding Class A common stock and Class B common stock. Each share of common stock entitled the holder to one vote per share. Upon completion of the Transaction, ARAMARK Intermediate Holdco Corporation held all 900 shares of common stock issued by the Company. On March 30, 2007, ARAMARK Corporation and ARAMARK Services, Inc. merged, with ARAMARK Services, Inc. being the surviving company and being renamed ARAMARK Corporation. As a result of that merger, ARAMARK Intermediate Holdco Corporation holds 1,000 shares of the Company’s common stock, which represent all of the Company’s authorized and issued capital stock.

Pursuant to Stockholders Agreement for the Parent Company, upon termination of employment from the Company or one of its subsidiaries, members of the Company’s management (other than Mr. Neubauer) who

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

hold shares of common stock of the Parent Company can cause the Parent Company to repurchase all of their initial investment shares at fair market value. Generally, payment for shares repurchased could be, at the Parent Company’s option, in cash or installment notes, which would be effectively subordinated to all indebtedness of the Company. The Stockholders’ Agreement imposes limits on the amounts of such share repurchases. The amount of this potential repurchase obligation has been classified outside of shareholders’ equity as part of the Transaction accounting reflecting the Parent Company’s investment basis and capital structure in the Company’s financial statements. The amount as of March 30, 2007 was $143.9 million, which is based on approximately 14.4 million shares of common stock of the Parent Company valued at $10.00 per share. As described in Note 6, the senior secured credit agreement and the indenture also contain limitations on the amount the Company can expend for share repurchases.

During the Predecessor period from September 30, 2006 through January 26, 2007, the Company paid a cash dividend of $0.07 per share, which totaled approximately $12.6 million.

(10) Share-based compensation:

Effective October 1, 2005, the Company adopted SFAS No. 123R, “Share-Based Payment,” and related interpretations and began expensing the grant-date fair value of employee stock options. Prior to October 1, 2005, the Company applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans.

Successor

In connection with the Transaction, the Parent Company established the ARAMARK Holdings Corporation 2007 Management Stock Incentive Plan (2007 MSIP). Incentive awards under the 2007 MSIP may be granted to employees or directors of, or consultants to, the Parent Company or one of its affiliates, including the Company, in the form of non-qualified stock options, unvested shares of common stock, the opportunity to purchase shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of the Parent Company’s shares. The 2007 MSIP permits the granting of awards of up to 37.8 million shares of common stock of the Parent Company. As of March 30, 2007, there were 12.7 million shares available for grant. Under the 2007 MSIP, the terms of the awards are fixed at the grant date.

Compensation cost charged to expense during the Successor period from January 27, 2007 through March 30, 2007 for share-based compensation programs was $7.2 million, before taxes of $2.7 million. The compensation cost recognized is classified as “Selling and general corporate expenses” in the Condensed Consolidated Statements of Operations. No cost was capitalized during the Successor period.

Information on the valuation and accounting for the 2007 MSIP is provided below.

Stock options

Each award of stock options under the 2007 MSIP is comprised of two types of stock options. One-half of the options awarded will vest solely based upon continued employment over a specific period of time, generally four years (“Time-Based Options”). One-half of the options awarded will vest based both upon continued employment over a specific period of time and upon the achievement of predetermined earnings before interest and taxes (“EBIT”) performance targets over time, generally four years (“Performance-Based Options”). The Performance-Based Options may also vest in part or in full upon the occurrence of specific return-based events. The exercise price for Time-Based Options and Performance-Based Options equals the fair value of the Parent Company’s stock on the date of the grant. All options remain exercisable for ten years from the date of grant.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Time-based options

The fair value of the Time-Based Options granted was estimated using the Black-Scholes option valuation model and the assumptions noted in the table below. Expected volatility is based on actual historical experience of the predecessor Company’s stock and the expected future performance of the Parent Company’s stock. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107. The risk-free rate is based on the U.S. Treasury security with terms equal to the expected time of exercise as of the grant date.

Period from January 27, 2007 through March 30, 2007
Expected volatility	20.00%
Expected dividend yield	0.00%
Expected life (in years)	6.25
Risk-free interest rate	4.46% - 4.87%

The weighted-average grant-date fair value of Time-Based Options granted during the Successor period from January 27, 2007 through March 30, 2007 was $3.29 per option.

Compensation cost for Time-Based Options is recognized on a straight-line basis over the vesting period during which employees perform related services. Approximately $1.9 million was charged to expense during the Successor period from January 27, 2007 through March 30, 2007 for Time-Based Options. The Company has applied a forfeiture assumption of 8.7% per annum in the calculation of such expense.

As of March 30, 2007, there was approximately $31.2 million of unrecognized compensation cost related to nonvested Time-Based Options, which is expected to be recognized over a weighted-average period of approximately 3.8 years.

A summary of Time-Based Options activity is presented below:

Options	Shares (000s)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000s)
Outstanding at January 27, 2007	—	$—
Granted	12,502	$10.00
Exercised	—	$—
Forfeited/Cancelled	—	$—

Outstanding at March 30, 2007 (weighted-average remaining term of 9.9 years)	12,502	$10.00	$—

Exercisable at March 30, 2007	—	$—	$—

Expected to vest at March 30, 2007 (weighted-average remaining term of 9.9 years)	10,046	$10.00	$—

Performance-based options

The fair value of the Performance-Based Options was estimated using the Black-Scholes option valuation model and the assumptions noted in the table below and assuming the performance targets will be achieved.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Expected volatility is based on actual historical experience of the predecessor Company’s stock and the expected future performance of the Parent Company’s stock. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107. The risk-free rate is based on the U.S. Treasury security with terms equal to the expected time of exercise as of the grant date.

Period from January 27, 2007 through March 30, 2007
Expected volatility	20.00%
Expected dividend yield	0.00%
Expected life (in years)	5.5 -7.0
Risk-free interest rate	4.46% - 4.87%

The weighted-average grant-date fair value of the Performance-Based Options granted during the Successor period from January 27, 2007 through March 30, 2007 was $3.28 per option.

Compensation cost for Performance-Based Options is recognized using the Black-Scholes grant-date fair value on an accelerated basis over the requisite performance and service periods. Approximately $3.3 million was charged to expense during the Successor period from January 27, 2007 through March 30, 2007 for Performance-Based Options. The Company has applied a forfeiture assumption of 8.7% per annum in the calculation of such expense.

As of March 30, 2007, there was approximately $31.9 million of unrecognized compensation cost related to nonvested Performance-Based Options, which is expected to be recognized over a weighted-average period of approximately 3.8 years.

A summary of Performance-Based Options activity is presented below:

Options	Shares (000s)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000s)
Outstanding at January 27, 2007	—	$—
Granted	12,502	$10.00
Exercised	—	$—
Forfeited/Cancelled	—	$—

Outstanding at March 30, 2007 (weighted-average remaining term of 9.9 years)	12,502	$10.00	$—

Exercisable at March 30, 2007	—	$—	$—

Expected to vest at March 30, 2007 (weighted-average remaining term of 9.9 years)	10,046	$10.00	$—

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Nonvested shares

The grant-date fair value of nonvested shares is based on the fair value of the Parent Company’s common stock, and compensation cost is amortized to expense on a straight-line basis over the vesting period during which employees perform related services, generally one year.

Nonvested Shares	Units (000s)	Weighted-Average Grant-Date Fair Value
Nonvested at January 27, 2007	—	$—
Granted	1,023	$10.00
Vested	—	$—
Forfeited	—	$—

Nonvested at March 30, 2007	1,023	$10.00

The compensation cost charged to expense during the Successor period from January 27, 2007 through March 30, 2007 for nonvested share awards was approximately $1.7 million. As of March 30, 2007, there was approximately $8.5 million of unrecognized compensation cost related to nonvested share awards, which is expected to be recognized over a weighted-average period of approximately 0.8 years.

Deferred stock units

Deferred stock units are issued only to non-employee members of the Board of Directors who are not representatives of one of the Sponsors and represent the right to receive shares of the Parent Company’s common stock in the future. Each deferred stock unit will be converted to one share of the Parent Company’s common stock six months and one day after the date on which such director ceases to serve as a member of the Board of Directors. The grant-date fair value of deferred stock units is based on the fair value of the Parent Company’s common stock. Since the deferred stock units are fully vested upon grant, compensation cost for the entire award is recognized immediately upon grant. The compensation cost charged to expense during the Successor period from January 27, 2007 through March 30, 2007 for deferred stock units was approximately $0.3 million.

Predecessor

Prior to the Transaction, the Company had various share-based compensation programs, which included stock options and restricted stock units. The ARAMARK 2001 Equity Incentive Plan (2001 EIP) provided for the initial issuance of up to 30 million shares of either Class A or Class B common stock, with an additional 3% of the Company’s common stock outstanding as of the end of the prior calendar year becoming available under the plan on each January 1 following the adoption of the plan. Pursuant to the Transaction (described in Notes 1 and 2), all outstanding stock options and restricted stock units became fully vested and the holders became entitled to receive cash consideration equal to the difference between the exercise price and $33.80 per share for stock options and $33.80 per share for restricted stock units. The Predecessor share-based compensation programs were discontinued in connection with the Transaction. Under all programs, the terms of the awards were fixed at the grant date.

For the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, approximately $11.2 million and $10.7 million of tax benefits were included in “Other financing activities,” respectively.

Compensation cost charged to expense in the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor three months ended March 31, 2006 for all share-based compensation

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

programs was approximately $78.9 million, before taxes of $30.0 million, and $5.6 million, before taxes of $2.1 million, respectively. Compensation cost charged to expense in the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006 for share-based compensation programs was approximately $84.1 million, before taxes of $31.9 million, and $12.2 million, before taxes of $4.7 million, respectively. The compensation cost recognized is classified as “Selling and general corporate expenses” in the Condensed Consolidated Statements of Operations. No cost was capitalized during Predecessor periods of fiscal 2007 and 2006.

Stock options

Compensation cost was recognized on a straight-line basis over the vesting period during which employees perform related services. Approximately $48.0 million and $4.1 million was charged to expense during the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor three months ended March 31, 2006, respectively. Approximately $51.4 million and $9.1 million was charged to expense during the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, respectively. The Company applied a forfeiture assumption of 8.7% per annum in the calculation of such expense.

Pursuant to the Transaction, all nonvested stock options vested immediately, which resulted in a charge of approximately $21.1 million during the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 for the recognition of all unrecognized compensation cost. In addition, due to provisions included in the 2001 EIP that allowed for the cash settlement of stock options upon a change in control, the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 also include a charge of approximately $26.1 million for the reclassification of stock options from equity awards to liability awards.

Restricted stock units

Compensation cost was recognized on a straight-line basis over the vesting period during which employees perform related services. Approximately $30.9 million and $1.5 million was charged to expense during the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor three months ended March 31, 2006, respectively. Approximately $32.7 million and $3.0 million was charged to expense during the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, respectively. The Company applied a forfeiture assumption of 8.7% per annum in the calculation of such expense.

Pursuant to the Transaction, all nonvested restricted stock units vested immediately, which resulted in a charge of approximately $21.1 million during the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 for the recognition of all unrecognized compensation cost. In addition, due to provisions included in the 2001 EIP that allowed for the cash settlement of restricted stock units upon a change in control, the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 also include a charge of approximately $8.8 million for the reclassification of restricted stock units from equity awards to liability awards.

(11) Accounts receivable securitization:

The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Facility. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, consolidated, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables. As part of the Transaction, the Company amended and restated the Receivables Facility, increasing the maximum sales amount from $225 million to $250 million. The Company has retained collection and administrative responsibility for the participating interest sold, and has retained an undivided interest in the transferred receivables of approximately $243.2 million and $306.1 million at March 30, 2007 and September 29, 2006, respectively, which is subject to a security interest. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.” At March 30, 2007 and September 29, 2006, $240.0 million and $187.8 million of accounts receivable were sold and removed from the Condensed Consolidated Balance Sheets, respectively. The loss on the sale of receivables was $2.6 million, $4.1 million and $5.3 million for the Successor period from January 27, 2007 through March 30, 2007, the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006, respectively, and is included in “Interest and Other Financing Costs, net.”

(12) Business segments:

Sales and operating income (loss) by reportable segment follow:

	Successor	Predecessor
Sales	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 31, 2006
Food and Support Services—United States	$1,372,455	$504,788	$1,785,622
Food and Support Services—International	490,215	204,960	641,955
Uniform and Career Apparel—Rental	220,773	97,709	299,276
Uniform and Career Apparel—Direct Marketing	62,177	27,865	102,642

	$2,145,620	$835,322	$2,829,495

	Successor	Predecessor
Sales	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 31, 2006
Food and Support Services—United States	$1,372,455	$2,477,624	$3,668,069
Food and Support Services—International	490,215	911,361	1,265,113
Uniform and Career Apparel—Rental	220,773	416,573	594,997
Uniform and Career Apparel—Direct Marketing	62,177	140,310	227,244

	$2,145,620	$3,945,868	$5,755,423

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

	Successor	Predecessor
Operating Income (Loss)	Period from January 27, 2007 through March 30, 2007	Period from December 30, 2006 through January 26, 2007	Three Months Ended March 31, 2006
Food and Support Services—United States	$66,541	$2,269	$73,922
Food and Support Services—International	28,697	4,690	33,614
Uniform and Career Apparel—Rental	19,156	8,463	31,335
Uniform and Career Apparel—Direct Marketing	(484)	(591)	(335)

	113,910	14,831	138,536
Corporate	(5,156)	(118,613)	(14,947)

Operating Income (Loss)	108,754	(103,782)	123,589
Interest, net	(104,021)	(12,761)	(35,072)

Income (Loss) Before Income Taxes	$4,733	$(116,543)	$88,517

	Successor	Predecessor
Operating Income (Loss)	Period from January 27, 2007 through March 30, 2007	Period from September 30, 2006 through January 26, 2007	Six Months Ended March 31, 2006
Food and Support Services—United States	$66,541	$115,832	$184,145
Food and Support Services—International	28,697	37,524	58,246
Uniform and Career Apparel—Rental	19,156	45,917	64,451
Uniform and Career Apparel—Direct Marketing	(484)	5,244	6,650

	113,910	204,517	313,492
Corporate	(5,156)	(135,982)	(31,284)

Operating Income	108,754	68,535	282,208
Interest, net	(104,021)	(48,672)	(69,161)

Income Before Income Taxes	$4,733	$19,863	$213,047

In the first and second fiscal quarters, within the “Food and Support Services—United States” segment, historically there has been a lower level of activity at the higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational operations. However, in the third and fourth fiscal quarters, historically there has been a significant increase at sports, entertainment and recreational accounts which is partially offset by the effect of summer recess on the educational accounts. In addition, there is a seasonal increase in volume of directly marketed work clothing during the first fiscal quarter.

Operating income for the Predecessor six months ended March 31, 2006 for the “Food and Support Services—United States” segment includes approximately $6.2 million of insurance proceeds related to business disruptions in the Gulf Coast region caused by Hurricane Katrina.

During the Predecessor period from December 30, 2006 through January 26, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007, the Company recorded as Corporate expense costs of $109.5 million and $112.1 million, respectively, related to the Transaction, which included $8.6 million and $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, respectively, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units for both periods, and a charge of approximately $23.8 million related to change in control payments to certain executives for both periods.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

During the Successor period from January 27, 2007 through March 30, 2007, the Company recorded a charge of $12.8 million for the cost of obtaining a bridge financing facility for the Transaction, which is included in “Interest, net.”

(13) New accounting pronouncements:

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which allows companies to elect fair-value measurement when an eligible financial asset or financial liability is initially recognized or when an event, such as a business combination, triggers a new basis of accounting for that financial asset or financial liability. The election must be applied to individual contracts, is irrevocable for every contract chosen to be measured at fair value, and must be applied to an entire contract, not to only specified risks, specific cash flows, or portions of that contract. Changes in the fair value of contracts elected to be measured at fair value are recognized in earnings each reporting period. SFAS No. 159 is effective for ARAMARK beginning in fiscal 2009. The Company is currently evaluating the Statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status for defined-benefit pension plans is measured as the difference between the fair value of plan assets and the projected benefit obligation on a plan-by-plan basis. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company early adopted SFAS No. 158 as of January 26, 2007. Upon adoption, the Company recorded a reduction in “Other Assets” of $17.5 million, an increase in “Other Noncurrent Liabilities” of $9.8 million, and a charge to “Accumulated other comprehensive income (loss)” of $27.3 million (before taxes).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for ARAMARK beginning in fiscal 2009. The Company is currently evaluating the Statement.

In June 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. The Company adopted the Interpretation on January 27, 2007 (see Note 8).

(14) Acquisitions:

During the Predecessor period from September 30, 2006 through January 26, 2007, the Company acquired Overall Laundry Services, Inc., a regional uniform rental company, for approximately $80 million in cash. The Company’s pro forma results of operations for the Predecessor period from September 30, 2006 through January 26, 2007 and the Predecessor six months ended March 31, 2006 would not have been materially different than reported, assuming that the acquisition had occurred at the beginning of the respective fiscal periods.

(15) Commitments and contingencies:

Certain of the Company’s operating lease arrangements, primarily vehicle leases, with terms of one to eight years, contain provisions related to residual value guarantees. The maximum potential liability to ARAMARK

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

under such arrangements was approximately $73.6 million at March 30, 2007 if the terminal fair value of vehicles coming off lease was zero. Consistent with past experience, management does not expect any significant payments will be required pursuant to these arrangements. No amounts have been accrued for these arrangements at March 30, 2007.

During the Predecessor six months ended March 31, 2006, the Company reduced the provision for income taxes by approximately $14.9 million, based upon the settlement of certain of its open tax years.

From time to time, the Company is a party to various legal actions, proceedings or investigations involving claims incidental to the conduct of its business, including actions by clients, customers, employees and third parties, including under federal and state employment laws, wage and hour laws, customs, import and export control laws and dram shop laws. Based on information currently available, advice of counsel, available insurance coverage, established reserves and other resources, the Company does not believe that any such current actions, proceedings or investigations are likely to be, individually or in the aggregate, material to its business, financial condition, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to the Company’s business, financial condition, results of operations or cash flows.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company, which is cooperating in the investigation. The Company can give no assurance as to the outcome of this investigation.

On January 18 and 19, 2005, a New Jersey jury found ARAMARK Corporation and certain affiliates liable for approximately $30 million in compensatory damages and $75 million in punitive damages in connection with an automobile accident caused by an intoxicated driver who attended a professional football game at which certain affiliates of the Company provided food and beverage service. The Company and its affiliates appealed the judgment to the Appellate Division of Superior Court of New Jersey on April 13, 2005. On August 3, 2006, the Appellate Division of the Superior Court issued its decision reversing the entire verdict of the trial court, and remanded the matter back to the trial court for a new trial. On September 6, 2006, the plaintiffs filed a petition for certification concerning the Appellate Division decision with the New Jersey Supreme Court. On January 31, 2007, the New Jersey Supreme Court denied plaintiffs’ petition for certification and the matter was remanded back to the Supreme Court of New Jersey in Bergen County for a new trial pursuant to the decision of the Appellate Division. The Company and its affiliates intend to defend themselves vigorously in this matter.

In June 2006, the Bermuda Monetary Authority presented a winding-up petition to the Supreme Court of Bermuda as to Hatteras Reinsurance Ltd (Hatteras), a Bermuda reinsurance company which participated in a portion of the Company’s casualty insurance program. Hatteras was thereupon placed into provisional liquidation and Joint Provisional Liquidators (JPLs) were appointed to assume control of Hatteras’ business. At a November 9, 2006 official meeting of creditors of Hatteras, the JPLs were elected the permanent Joint Liquidators (JLs) and the Company was elected a member of Hatteras’ Committee of Inspection. During the provisional and a portion of the permanent liquidation proceedings, the Company’s insurance claims were paid by Hatteras under the direction of the JLs through the use of various trusts established under the Hatteras program. On March 12, 2007, the Company and the JLs consummated a settlement whereby the JLs released all funds in the trusts to the Company in consideration for a payment of $1.5 million to the JLs and the Company then novated the Hatteras insurance policies to another insurer. The settlement with the JLs also included an allowed unsecured claim against the Hatteras estate for $10.225 million (the Claim), with $5 million of the Claim subordinated to the claims of other Hatteras unsecured creditors. The JLs are in settlement negotiations with the

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

principals of Hatteras and other potentially responsible third parties that may produce funds available for payment of all or a portion of the Claim; however, since recovery of any portion of the Claim is uncertain, no amount has been recorded.

On May 1, 2006, two cases were filed in the Court of Chancery of the State of Delaware in New Castle County against the Company and each of the Company’s directors. The two cases were putative class actions brought by stockholders alleging that the Company’s directors breached their fiduciary duties to the Company in connection with the proposal from a group of investors led by Mr. Neubauer to acquire all of the outstanding shares of the Company. On May 22, 2006, two additional cases making substantially identical allegations were brought against the Company and certain of its directors, one in the Court of Common Pleas in Philadelphia, Pennsylvania (in which only the Company and Mr. Neubauer were named as defendants) and another in the Court of Chancery of the State of Delaware in New Castle County (in which the Company and all directors were named as defendants). All of the cases made claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On June 7, 2006, the Court of Chancery of the State of Delaware consolidated the three pending Delaware actions as In re: ARAMARK Corporation Shareholders Litigation.

On or around August 11, 2006, a fourth putative class action complaint was filed in the Court of Chancery of the State of Delaware in New Castle County by the City of Southfield Police and Fire Retirement System purportedly on behalf of the Company’s stockholders. The complaint names the Company and each of the Company’s directors as defendants and alleges that the defendants breached their fiduciary duties to the stockholders in connection with the proposed acquisition of the Company’s outstanding shares and making claims for monetary damages, injunctive relief and attorneys’ fees and expenses. On August 25, 2006, the Court of Chancery of the State of Delaware consolidated this action with In re:

ARAMARK Corporation Shareholders Litigation. The parties subsequently entered into agreements to settle the Delaware consolidated actions and the action pending in the Pennsylvania Court of Common Pleas. As part of the agreements, each share of Class A common stock beneficially owned by members of ARAMARK’s management committee (Joseph Neubauer, L. Frederick Sutherland, Bart J. Colli, Timothy P. Cost, Andrew C. Kerin, Lynn B. McKee, Ravi K. Saligram and Thomas J. Vozzo) were to be counted as one vote for purposes of the additional vote to approve the adoption of the merger agreement. In connection with settling the Delaware action, counsel for the plaintiffs agreed to seek court approval of no more than $2.1 million in attorneys’ fees and expenses, which amount the Company agreed not to oppose. On April 12, 2007, the Delaware Chancery Court approved the settlement between the parties in the consolidated action, and awarded plaintiffs’ counsel $2.1 million in attorneys’ fees and expenses. In connection with settling the Pennsylvania action in principle, counsel for the plaintiffs has agreed to seek court approval of no more than $1.55 million in attorneys’ fees and expenses, which amount the Company has agreed not to oppose. The settlement terms in the Pennsylvania action were submitted to the court for approval on April 26, 2007 by way of a stipulation and proposed order of dismissal, and the court has not yet approved the stipulation.

(16) Related party transactions:

In connection with the Transaction, the Company and its Parent Company paid the Sponsors and certain affiliates $162.6 million in fees and expenses for financial and structural advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. This amount has been included in the total purchase price of the Transaction.

(17) Condensed consolidating financial statements of ARAMARK Corporation and subsidiaries:

The following condensed consolidating financial statements of ARAMARK Corporation and subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

These condensed consolidating financial statements have been prepared from the Company’s financial information on the same basis of accounting as the condensed consolidated financial statements. On January 26, 2007, in connection with the Transaction, the Company issued 8.50% senior notes due 2015 and senior floating rate notes due 2015 as described in Note 6. The senior notes are jointly and severally guaranteed on a senior unsecured basis by substantially all of the Company’s existing and future domestic subsidiaries (excluding the receivables facility subsidiary) (“Guarantors”). Each of the Guarantors is wholly-owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes (“Non-Guarantors”). The Guarantors also guarantee certain other unregistered debt.

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating balance sheets

March 30, 2007 (Successor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Assets
Current Assets:
Cash and cash equivalents	$11.2	$29.9	$29.8	$—	$70.9
Receivables	5.7	217.9	626.1	—	849.7
Inventories, at lower of cost or market	16.5	426.4	60.6	—	503.5
Prepayments and other current assets	32.3	86.3	20.6	—	139.2

Total current assets	65.7	760.5	737.1	—	1,563.3

Property and Equipment, net	60.2	948.8	172.3	—	1,181.3
Goodwill	241.6	4,044.4	871.4	(44.3)	5,113.1
Investment and Advances in Subsidiaries	6,980.9	195.3	246.1	(7,422.3)	—
Other Intangible Assets	62.4	1,279.6	276.2	—	1,618.2
Other Assets	154.6	549.4	138.5	(2.0)	840.5

	$7,565.4	$7,778.0	$2,441.6	$(7,468.6)	$10,316.4

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term borrowings	$37.4	$11.6	$27.1	$—	$76.1
Accounts payable	123.8	278.4	211.9	—	614.1
Accrued expenses and other liabilities	107.9	563.4	135.4	—	806.7

Total current liabilities	269.1	853.4	374.4	—	1,496.9

Long-Term Borrowings	5,539.1	32.5	578.3	—	6,149.9
Deferred Income Taxes and Other Noncurrent Liabilities	187.1	751.3	168.3	(7.1)	1,099.6
Intercompany Payable	0.1	5,884.3	1,292.9	(7,177.3)	—
Common Stock Subject to Repurchase	143.9	—	—	—	143.9
Shareholders’ Equity	1,426.1	256.5	27.7	(284.2)	1,426.1

	$7,565.4	$7,778.0	$2,441.6	$(7,468.6)	$10,316.4

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating balance sheets

September 29, 2006 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Assets
Current Assets:
Cash and cash equivalents	$3.8	$20.1	$23.8	$—	$47.7
Receivables	4.9	209.4	656.6	—	870.9
Inventories, at lower of cost or market	17.7	414.8	61.7	—	494.2
Prepayments and other current assets	19.1	80.6	14.3	—	114.0

Total current assets	45.5	724.9	756.4	—	1,526.8

Property and Equipment, net	53.6	967.3	175.9	—	1,196.8
Goodwill	74.4	1,353.4	361.4	(42.1)	1,747.1
Investment and Advances in Subsidiaries	4,124.6	1,801.7	119.6	(6,045.9)	—
Other Intangible Assets	1.4	203.8	92.8	—	298.0
Other Assets	40.0	304.0	150.6	—	494.6

	$4,339.5	$5,355.1	$1,656.7	$(6,088.0)	$5,263.3

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term borrowings	$1.5	$14.0	$24.7	$—	$40.2
Accounts payable	122.7	316.0	204.1	—	642.8
Accrued expenses and other liabilities	127.6	627.3	148.7	—	903.6

Total current liabilities	251.8	957.3	377.5	—	1,586.6

Long-Term Borrowings	1,405.7	29.0	328.4	—	1,763.1
Deferred Income Taxes and Other Noncurrent Liabilities	136.6	175.6	79.7	—	391.9
Intercompany Payable	1,023.7	—	507.7	(1,531.4)	—
Shareholders’ Equity	1,521.7	4,193.2	363.4	(4,556.6)	1,521.7

	$4,339.5	$5,355.1	$1,656.7	$(6,088.0)	$5,263.3

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of operations

For the period from January 27, 2007 through March 30, 2007 (Successor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$198.6	$1,414.8	$532.2	$—	$2,145.6
Equity in Net Income of Subsidiaries	55.0	—	—	(55.0)	—

	253.6	1,414.8	532.2	(55.0)	2,145.6
Costs and Expenses:
Cost of services provided	175.8	1,266.0	490.7	—	1,932.5
Depreciation and amortization	3.7	61.3	14.2	—	79.2
Selling and general corporate expenses	5.9	15.8	3.5	—	25.2

	185.4	1,343.1	508.4	—	2,036.9

Operating income	68.2	71.7	23.8	(55.0)	108.7
Interest and Other Financing Costs, net:
Interest expense, net	97.3	0.4	6.3	—	104.0
Intercompany interest, net	(0.1)	(1.1)	1.2	—	—

	97.2	(0.7)	7.5	—	104.0

Income (loss) before income taxes	(29.0)	72.4	16.3	(55.0)	4.7
Provision (Benefit) for Income Taxes	(33.5)	28.4	5.3	—	0.2

Net income (loss)	$4.5	$44.0	$11.0	$(55.0)	$4.5

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of operations

For the period from December 30, 2006 through January 26, 2007 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$77.6	$539.5	$218.2	$—	$835.3
Equity in Net Income of Subsidiaries	5.5	—	—	(5.5)	—

	83.1	539.5	218.2	(5.5)	835.3
Costs and Expenses:
Cost of services provided	72.6	500.2	209.7	—	782.5
Depreciation and amortization	2.2	21.0	5.6	—	28.8
Selling and general corporate expenses	118.9	7.1	1.7	—	127.7

	193.7	528.3	217.0	—	939.0

Operating income (loss)	(110.6)	11.2	1.2	(5.5)	(103.7)
Interest and Other Financing Costs, net:
Interest expense, net	9.2	0.3	3.3	—	12.8
Intercompany interest, net	—	(0.5)	0.5	—	—

	9.2	(0.2)	3.8	—	12.8

Income (loss) before income taxes	(119.8)	11.4	(2.6)	(5.5)	(116.5)
Provision (Benefit) for Income Taxes	(46.9)	7.1	(3.8)	—	(43.6)

Net income (loss)	$(72.9)	$4.3	$1.2	$(5.5)	$(72.9)

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of operations

For the period from September 30, 2006 through January 26, 2007 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$357.4	$2,608.5	$980.0	$—	$3,945.9
Equity in Net Income of Subsidiaries	101.8	—	—	(101.8)	—

	459.2	2,608.5	980.0	(101.8)	3,945.9
Costs and Expenses:
Cost of services provided	317.8	2,350.9	918.3	—	3,587.0
Depreciation and amortization	9.2	84.8	22.4	—	116.4
Selling and general corporate expenses	137.8	29.0	7.1	—	173.9

	464.8	2,464.7	947.8	—	3,877.3

Operating income (loss)	(5.6)	143.8	32.2	(101.8)	68.6
Interest and Other Financing Costs, net:
Interest expense, net	35.2	0.6	12.9	—	48.7
Intercompany interest, net	(0.2)	(2.0)	2.2	—	—

	35.0	(1.4)	15.1	—	48.7

Income (loss) before income taxes	(40.6)	145.2	17.1	(101.8)	19.9
Provision (Benefit) for Income Taxes	(55.4)	55.1	5.4	—	5.1

Net income (loss)	$14.8	$90.1	$11.7	$(101.8)	$14.8

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of operations

For the three months ended March 31, 2006 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$279.7	$1,851.0	$698.8	$—	$2,829.5
Equity in Net Income of Subsidiaries	59.7	—	—	(59.7)	—

	339.4	1,851.0	698.8	(59.7)	2,829.5
Costs and Expenses:
Cost of services provided	237.6	1,702.5	640.3	—	2,580.4
Depreciation and amortization	4.3	63.3	16.0	—	83.6
Selling and general corporate expenses	16.0	21.0	4.9	—	41.9

	257.9	1,786.8	661.2	—	2,705.9

Operating income	81.5	64.2	37.6	(59.7)	123.6
Interest and Other Financing Costs, net:
Interest expense, net	26.5	0.5	8.1	—	35.1
Intercompany interest, net	(0.1)	(1.3)	1.4	—	—

	26.4	(0.8)	9.5	—	35.1

Income before income taxes	55.1	65.0	28.1	(59.7)	88.5
Provision (Benefit) for Income Taxes	(3.5)	22.6	10.8	—	29.9

Net income (loss)	$58.6	$42.4	$17.3	$(59.7)	$58.6

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of operations

For the six months ended March 31, 2006 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Sales	$564.4	$3,804.1	$1,386.9	$—	$5,755.4
Equity in Net Income of Subsidiaries	144.1	—	—	(144.1)	—

	708.5	3,804.1	1,386.9	(144.1)	5,755.4
Costs and Expenses:
Cost of services provided	477.3	3,468.2	1,276.5	—	5,222.0
Depreciation and amortization	8.5	126.4	30.6	—	165.5
Selling and general corporate expenses	33.2	42.1	10.3	—	85.6

	519.0	3,636.7	1,317.4	—	5,473.1

Operating income	189.5	167.4	69.5	(144.1)	282.3
Interest and Other Financing Costs, net:
Interest expense, net	52.4	1.0	15.8	—	69.2
Intercompany interest, net	(0.3)	(2.6)	2.9	—	—

	52.1	(1.6)	18.7	—	69.2

Income before income taxes	137.4	169.0	50.8	(144.1)	213.1
Provision (Benefit) for Income Taxes	(14.4)	56.2	19.5	—	61.3

Net income (loss)	$151.8	$112.8	$31.3	$(144.1)	$151.8

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of cash flows

For the period from January 27, 2007 through March 30, 2007 (Successor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Net cash provided by (used in) operating activities	$(102.6)	$324.5	$(23.3)	$13.9	$212.5
Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(2.8)	(37.5)	(9.5)	—	(49.8)
Disposals of property and equipment	0.1	1.1	0.2	—	1.4
Acquisitions of businesses, net of cash acquired	—	(0.6)	(0.7)	—	(1.3)
Acquisition of ARAMARK Corporation	(6,099.9)	—	—	—	(6,099.9)
Other investing activities	9.6	2.2	(117.1)	110.8	5.5

Net cash provided by (used in) investing activities	(6,093.0)	(34.8)	(127.1)	110.8	(6,144.1)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	5,388.8	25.0	519.7	—	5,933.5
Payment of long-term borrowings	(1,330.2)	(2.3)	(435.7)	—	(1,768.2)
Capital contributions	1,839.9	—	—	—	1,839.9
Other financing activities	(139.4)	—	—	—	(139.4)
Change in intercompany, net	370.2	(313.7)	68.2	(124.7)	—

Net cash provided by (used in) financing activities	6,129.3	(291.0)	152.2	(124.7)	5,865.8

Increase (decrease) in cash and cash equivalents	(66.3)	(1.3)	1.8	—	(65.8)
Cash and cash equivalents, beginning of period	77.4	31.2	28.0	—	136.6

Cash and cash equivalents, end of period	$11.1	$29.9	$29.8	$—	$70.8

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of cash flows

For the period from September 30, 2006 through January 26, 2007 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Net cash provided by (used in) operating activities	$(624.5)	$366.9	$183.2	$(1.9)	$(76.3)
Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(4.0)	(64.6)	(12.9)	—	(81.5)
Disposals of property and equipment	0.5	16.9	2.6	—	20.0
Acquisitions of businesses, net of cash acquired	—	(80.0)	(1.7)	—	(81.7)
Other investing activities	(18.7)	27.8	(3.6)	(2.2)	3.3

Net cash provided by (used in) investing activities	(22.2)	(99.9)	(15.6)	(2.2)	(139.9)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	260.0	—	157.0	—	417.0
Payment of long-term borrowings	(126.6)	(4.4)	—	—	(131.0)
Proceeds from issuance of common stock	9.7	—	—	—	9.7
Payment of dividends	(12.6)	—	—	—	(12.6)
Other financing activities	22.0	—	—	—	22.0
Change in intercompany, net	567.8	(251.5)	(320.4)	4.1	—

Net cash provided by (used in) financing activities	720.3	(255.9)	(163.4)	4.1	305.1

Increase in cash and cash equivalents	73.6	11.1	4.2	—	88.9
Cash and cash equivalents, beginning of period	3.8	20.1	23.8	—	47.7

Cash and cash equivalents, end of period	$77.4	$31.2	$28.0	$—	$136.6

ARAMARK Corporation and subsidiaries

Notes to condensed consolidated financial statements (unaudited) (continued)

Condensed consolidating statements of cash flows

For the six months ended March 31, 2006 (Predecessor)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
	(dollars in millions)
Net cash provided by (used in) operating activities	$(22.4)	$111.0	$94.4	$0.8	$183.8
Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(9.3)	(107.7)	(25.5)	—	(142.5)
Disposals of property and equipment	1.8	36.5	1.4	—	39.7
Acquisitions of businesses, net of cash acquired	—	(6.3)	(30.9)	—	(37.2)
Other investing activities	0.6	5.1	(1.9)	(0.1)	3.7

Net cash used in investing activities	(6.9)	(72.4)	(56.9)	(0.1)	(136.3)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	25.1	—	51.6	—	76.7
Payment of long-term borrowings	(2.3)	(5.4)	(14.6)	—	(22.3)
Proceeds from issuance of common stock	30.1	—	—	—	30.1
Repurchase of stock	(108.5)	—	—	—	(108.5)
Payment of dividends	(25.3)	—	—	—	(25.3)
Other financing activities	1.7	—	—	—	1.7
Change in intercompany, net	115.5	(37.7)	(77.1)	(0.7)	—

Net cash provided by (used in) financing activities	36.3	(43.1)	(40.1)	(0.7)	(47.6)

Increase (decrease) in cash and cash equivalents	7.0	(4.5)	(2.6)	—	(0.1)
Cash and cash equivalents, beginning of period	10.8	19.6	25.7	—	56.1

Cash and cash equivalents, end of period	$17.8	$15.1	$23.1	$—	$56.0

Annex I

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted sales growth—interim periods

(Unaudited)

(dollars in thousands)

Management believes that presentation of sales growth, adjusted to eliminate the effects of acquisitions, divestitures and the impact of currency translation, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Three Months Ended		% Change
	March 30, 2007	March 31, 2006
ARAMARK Corporation Consolidated Sales (as reported)	$2,980,942	$2,829,495	5%
Effect of Currency Translation	—	35,078
Effect of Acquisitions and Divestitures	(26,868)	(17,072)

ARAMARK Corporation Consolidated Sales (as adjusted)	$2,954,074	$2,847,501	4%

	Six Months Ended		% Change
	March 30, 2007	March 31, 2006
ARAMARK Corporation Consolidated Sales (as reported)	$6,091,488	$5,755,423	6%
Effect of Currency Translation	—	76,108
Effect of Acquisitions and Divestitures	(48,221)	(30,215)

ARAMARK Corporation Consolidated Sales (as adjusted)	$6,043,267	$5,801,316	4%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted operating income—interim periods

(Unaudited)

(dollars in thousands)

Management believes that presentation of operating income, adjusted to eliminate the effects of acquisitions, divestitures, the impact of currency translation, Transaction-related charges and the incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Three Months Ended		% Change
	March 30, 2007	March 31, 2006
ARAMARK Corporation Consolidated Operating Income (as reported)	$4,972	$123,589
Effect of Currency Translation	—	1,422
Effect of Acquisitions and Divestitures	(2,730)	(853)
Transaction-Related Charges	109,526	—
Incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction	19,350	—

ARAMARK Corporation Consolidated Operating Income (as adjusted)	$131,118	$124,158	6%

	Six Months Ended		% Change
	March 30, 2007	March 31, 2006
ARAMARK Corporation Consolidated Operating Income (as reported)	$177,289	$282,208
Effect of Currency Translation	—	2,994
Effect of Acquisitions and Divestitures	(4,061)	(112)
Transaction-Related Charges	112,103	—
Incremental amortization of acquisition-related customer relationship intangible assets resulting from the Transaction	19,350	—

ARAMARK Corporation Consolidated Operating Income (as adjusted)	$304,681	$285,090	7%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted sales growth—fiscal years 2006 and 2005

(Unaudited)

(dollars in thousands)

Management believes that presentation of sales growth adjusted to eliminate the effects of acquisitions, divestitures and the impact of currency translation, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Fiscal Year Ended		% Change
	September 29, 2006	September 30, 2005
ARAMARK Corporation Consolidated Sales (as reported)	$11,621,173	$10,963,360	6%
Effect of Currency Translation	—	19,049
Effect of Acquisitions and Divestitures	(137,344)	(95,558)

ARAMARK Corporation Consolidated Sales (as adjusted)	$11,483,829	$10,886,851	5%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted operating income—fiscal years 2006 and 2005

(Unaudited)

(dollars in thousands)

Management believes that presentation of operating income adjusted to eliminate the effects of acquisitions, divestitures, the impact of currency translation, for fiscal 2006, the effects of SFAS No. 123R stock option expense ($16.0 million), the goodwill impairment and adjustments to asset and liability carrying values in the Uniform and Career Apparel—Direct Marketing segment (approximately $43.0 million), and proposed merger transaction costs ($6.4 million), and for fiscal 2005, the effects of the gain from a real estate sale by an equity affiliate ($9.7 million) and the charge for the exit of the West Africa oil services business and UK severance costs ($7.4 million), provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Fiscal Year Ended		% Change
	September 29, 2006	September 30, 2005
ARAMARK Corporation Consolidated Operating Income (as reported)	$530,531	$580,172	-9%
SFAS No. 123R Stock Option Expense	16,041	—
Goodwill Impairment and Adjustments to Asset and Liability Carrying Values in the Uniform and Career Apparel—Direct Marketing Segment	42,937	—
Proposed Merger Transaction Costs	6,428	—
Gain from Real Estate Sale by Equity Affiliate	—	(9,737)
Charge for Exit of West Africa Oil Services Business and UK Severance Costs	—	7,403
Effect of Currency Translation	—	716
Effect of Acquisitions and Divestitures	(7,955)	(5,338)

ARAMARK Corporation Consolidated Operating Income (as adjusted)	$587,982	$573,216	3%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted operating income—fiscal years 2006 and 2005

(Unaudited)

(dollars in thousands)

Management believes that presentation of operating income growth adjusted to eliminate for fiscal 2005 the effect of the gain from a real estate sale by an equity affiliate ($9.7 million), provides useful information to investors because it enhances comparability between the current year and prior year reporting periods.

	Fiscal Year Ended		% Change
	September 29, 2006	September 30, 2005
Food and Support Services—U.S. Operating Income (as reported)	$397,896	$403,056	-1%
Gain from Real Estate Sale by Equity Affiliate	—	(9,737)

Food and Support Services—U.S. Operating Income (as adjusted)	$397,896	$393,319	1%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted operating income—fiscal years 2006 and 2005

(Unaudited)

(dollars in thousands)

Management believes that presentation of operating income growth adjusted to eliminate for fiscal 2005 the effect of the charge for the exit of the West Africa oil services business and UK severance costs ($7.4 million), provides useful information to investors because it enhances comparability between the current year and prior year reporting periods.

	Fiscal Year Ended		% Change
	September 29, 2006	September 30, 2005
Food and Support Services—International Operating Income (as reported)	$109,399	$77,981	40%
Charge for Exit of West Africa Oil Services Business and UK Severance Costs	—	7,403

Food and Support Services—International Operating Income (as adjusted)	$109,399	$85,384	28%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted sales growth—fiscal years 2005 and 2004

(Unaudited)

(dollars in thousands)

Management believes that presentation of sales growth adjusted to eliminate the effects of acquisitions, divestitures and the impact of currency translation, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Fiscal Year Ended		% Change
	September 30, 2005	October 1, 2004
ARAMARK Corporation Consolidated Sales (as reported)	$10,963,360	$10,192,240	8%
Effect of Currency Translation	—	98,814
Effect of Acquisitions and Divestitures	(315,053)	(47,238)

ARAMARK Corporation Consolidated Sales (as adjusted)	$10,648,307	$10,243,816	4%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted operating income—fiscal years 2005 and 2004

(Unaudited)

(dollars in thousands)

Management believes that presentation of operating income adjusted to eliminate the effects of acquisitions, divestitures and the impact of currency translation, provides useful information to investors because it enhances comparability between the current year and prior year reporting periods. Elimination of the currency translation effect provides constant currency comparisons without the distortion of currency rate fluctuations.

	Fiscal Year Ended		% Change
	September 30, 2005	October 1, 2004
ARAMARK Corporation Consolidated Operating Income (as reported)	$580,172	$537,578	8%
Effect of Currency Translation	—	3,588
Effect of Acquisitions and Divestitures	(11,822)	(4,026)

ARAMARK Corporation Consolidated Operating Income (as adjusted)	$568,350	$537,140	6%

ARAMARK Corporation and subsidiaries

Reconciliation of non-GAAP measures

Adjusted operating income—fiscal years 2005 and 2004

(unaudited)

(dollars in thousands)

Management believes that presentation of operating income growth adjusted to eliminate for fiscal 2005 the effect of the gain from a real estate sale by an equity affiliate ($9.7 million), provides useful information to investors because it enhances comparability between the current year and prior year reporting periods.

	Fiscal Year Ended		% Change
	September 30, 2005	October 1, 2004
Food and Support Services—U.S. Operating Income (as reported)	$403,056	$375,840	7%
Gain from Real Estate Sale by Equity Affiliate	(9,737)	—

Food and Support Services—U.S. Operating Income (as adjusted)	$393,319	$375,840	5%

Prospectus

Offer to Exchange

$1,280,000,000 principal amount of its 8.50% Senior Notes due 2015 and $500,000,000 principal amount of its Senior Floating Rate Notes due 2015, each of which has been registered under the Securities Act of 1933, for any and all of its outstanding 8.50% Senior Notes due 2015 and Senior Floating Rate Notes due 2015, respectively.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.